As filed with the Securities and Exchange Commission on January 27, 2004

Registration No. 333-110513

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRW AUTOMOTIVE HOLDINGS CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3714 (Primary Standard Industrial Classification Code Number) ______________________	81-0597059 (I.R.S. Employer Identification Number)
12025 Tech Center Drive Livonia, Michigan 48150 (734) 266-2600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David L. Bialosky, Esq. Vice President and General Counsel TRW Automotive Holdings Corp. 12025 Tech Center Drive Livonia, Michigan 48150 (734) 266-2600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies to:

Risë B. Norman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	D. Collier Kirkham, Esq. Ronald Cami, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza, 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $.01 per share	—	—	$805,000,000	$65,124.50	(2)
Preferred Stock Purchase Rights (3)	—	—	—	—
Total	—	—	$805,000,000	$65,124.50

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o). Includes shares subject to the underwriters' over-allotment option.

(2)	Previously paid.

(3)	The preferred stock purchase rights initially will trade together with the common stock. The value attributable to the preferred stock purchase rights, if any, is reflected in the offering price of the common stock.
____________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated January 27, 2004.

24,137,931 Shares

Common Stock

This is an initial public offering of shares of common stock of TRW Automotive Holdings Corp.
All of the 24,137,931 shares of common stock are being sold by the Company. We intend to use the proceeds from 12,068,965 shares being sold in this offering less the underwriting discounts, to repurchase that same number of shares from Automotive Investors L.L.C., an affiliate of Blackstone, at a price per share equal to the proceeds per share less the underwriting discounts we receive from this offering.

Prior to this offering, there has been no public market for the common stock. We currently estimate that the initial public offering price per share will be between $28.00 and $30.00. We intend to list the common stock on the New York Stock Exchange under the symbol "TRW."

See "Risk Factors" beginning on page 17 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to TRW Automotive
Per Share	$	$	$
Total	$	$	$

To the extent that the underwriters sell more than 24,137,931 shares of common stock, the underwriters have the option to purchase up to an additional 3,620,689 shares from us at the initial public offering price less the underwriting discounts. We intend to use 50% of the proceeds from any shares sold pursuant to the underwriters' option to purchase additional shares less the underwriting discounts to repurchase up to an additional 1,810,344 shares of common stock from Automotive Investors L.L.C., an affiliate of Blackstone, at a price per share equal to the proceeds per share less the underwriting discounts we receive from this offering.

The underwriters expect to deliver the shares against payment in New York, New York on                  , 2004.

Goldman, Sachs & Co.	Credit Suisse First Boston	JPMorgan

Morgan Stanley

Banc of America Securities LLC

Deutsche Bank Securities

Lazard
Lehman Brothers

Merrill Lynch & Co.

Prospectus dated                  , 2004.

TRW
Automotive

TRW
Automotive

TRW
Automotive

TRW
Automotive

TRW Automotive

## At TRW Automotive, we design, develop and deliver world-class, cost-effective safety systems.

### Why Automotive Safety?

- 85 percent of recent auto purchasers stated that they looked for vehicle safety information before making their final purchase decision - up from 68 percent in 1999.*

- More than half of recent car purchasers looked for information about the safety features of prospective vehicles such as air bags or anti-lock brakes.  Nearly one in five respondents sought crash-test results.*

- Based on a recent TRW Automotive-sponsored survey, 74 percent of respondents indicated that vehicle safety features and options are more important to them today than 5 years ago. **

*safety.*

*www.trwauto.com*

*  The Insurance Research Council and Roper ASW report on vehicle safety – 2002.
** 2003 study conducted by The Dohring Co. (commissioned by TRW Automotive).

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts," or future or conditional verbs, such as "will," "should," "could" or "may," and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends and data are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading "Risk Factors."

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys and internal company surveys. As noted in this prospectus, CSM Worldwide and J.D. Power & Associates were the primary sources for third-party industry data and forecasts. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position relative to our competitors are based on CSM Worldwide data, except for statements as to our market position in engine valves, which are based on our internal analysis and estimates of supply positions for our and our competitors' engine component products.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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SUMMARY

This summary highlights selected information in this prospectus, but it may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements, which are included elsewhere in this prospectus.

All references in this prospectus to "TRW Automotive," "we," "our" and "us" mean, unless the context indicates otherwise, (1) our predecessor, which is the former TRW Automotive Inc. and its subsidiaries and the other subsidiaries, divisions and affiliates of TRW Inc. (now known as Northrop Grumman Space & Mission Systems Corp.) ("TRW") that together constituted the automotive business of TRW, for the periods prior to February 28, 2003, the date the Acquisition (as defined under "—Transactions") was consummated and (2) the issuer of the common stock, TRW Automotive Holdings Corp. ("TRW Automotive Holdings") and its subsidiaries, that own and operate the automotive business of TRW, including TRW's subsidiaries, divisions and affiliates associated with TRW's automotive business, as a result of the Acquisition. In addition, when the context so requires, we use the term "Predecessor" to refer to the historical operations of our predecessor company prior to the Acquisition and "Successor" to refer to our historical operations following the Acquisition; and we use the terms "we," "our" and "us" to refer to the Predecessor and the Successor collectively. The historical financial statements for the periods prior to the Acquisition and summaries thereof appearing in this prospectus are those of our predecessor company and represent the combined financial statements of TRW's automotive business. Prior to the Acquisition, our predecessor company operated as a division of TRW, which was acquired by Northrop Grumman Corporation ("Northrop Grumman") on December 11, 2002. Following the Acquisition, our indirect wholly-owned subsidiary, TRW Automotive Acquisition Corp., which acquired TRW's automotive business, was renamed TRW Automotive Inc. For explanations of certain technical terms relating to our business and products discussed in this prospectus, see "Glossary of Selected Terms."

All references in this prospectus to "pro forma" results of operations, financial position, cash flows and other financial data mean, unless the context indicates otherwise, pro forma for the Transactions (as defined under "— Transactions") only and not for this offering.

For a more detailed discussion of our business, please see "Business."

Our Company

We are among the world's largest and most diversified suppliers of automotive systems, modules and components to global automotive vehicle manufacturers, or VMs, and related aftermarkets. We believe we have leading market positions in our primary business lines, which encompass the design, manufacture and sale of active and passive safety related products. Active safety related products principally refer to vehicle dynamic controls (primarily braking and steering), and passive safety related products principally refer to occupant restraints (primarily air bags and seat belts) and crash sensors. We are primarily a "Tier-1" supplier (a supplier which sells directly to VMs), with over 85% of our sales in 2002 made directly to VMs. Our products are primarily used in the manufacture of light vehicles, consisting of passenger cars and light trucks (which include vans and sport-utility vehicles (SUVs)). Our products were on all of the ten highest volume light vehicle automotive platforms in the world in 2002. Our history in the automotive supply business dates back to the early 1900s when our predecessor companies began manufacturing valves, wheels, and electrical components and selling them to the burgeoning automobile industry.

Our pro forma sales, pro forma EBITDA (as defined) and pro forma net earnings were approximately $10.4 billion, $1.1 billion and $201 million, respectively, for the year ended December 31, 2002 and approximately $8.3 billion, $798 million and $94 million, respectively, for the nine months ended September 26, 2003. See note (3) in "— Summary Historical and Pro Forma Financial Data" for the definition of EBITDA and its reconciliation to net earnings (losses) and "Unaudited Pro Forma Combined and Consolidated Financial Information."

We have become a leader in the global automotive parts industry by capitalizing on the strength of our products, technological capabilities and systems integration skills. We believe that we have a #1 or #2 market position in North America and/or Western Europe for each of the following product lines: foundation brakes, anti-lock braking systems (ABS), steering gears and systems, air bags, seat belts, steering wheels and engine valves. In the aggregate, these product lines accounted for approximately 69% of our pro forma sales for the nine months ended September 26, 2003. Over the last decade, we have experienced substantial sales growth in many of these product lines due to an increasing focus by both governments and consumers on safety and fuel efficiency. We believe that this trend is continuing, as evidenced by ongoing regulatory activities, and will enable us to experience significant growth in the most recent generation of advanced safety and fuel efficient products, such as electronic vehicle stability control systems (VSC), curtain air bags, occupant sensing systems, electrically assisted power steering systems and tire pressure monitoring systems. See "— Regulatory Trends Impacting Our Safety Products." Throughout our long history as a leading supplier to major VMs, we have focused on products where we believe we have a technological advantage. We have extensive technical experience in a broad range of product lines and strong systems integration skills, which enable us to provide comprehensive, systems-based solutions for our VM customers.

We have a broad and established global presence, with a workforce of approximately 61,000 employees and a network of manufacturing facilities, technical centers, sales offices and joint ventures located in every major vehicle producing region of the world. We have 141 wholly-owned manufacturing facilities and 20 joint-venture facilities in 22 countries. We sell to all the major VMs across the world's major vehicle producing regions. Among our largest customers are Ford Motor Company, DaimlerChrysler AG, Volkswagen AG, General Motors Corporation and Renault-Nissan BV. Our geographic breakdown of sales is among the most diverse in the industry, with approximately 49% of our pro forma sales for the nine months ended September 26, 2003 derived from Europe, 42% from North America and 9% from the rest of the world. Our largest single customer accounted for approximately 18% of our pro forma sales for the same period, which, we believe, is among the lowest customer concentration levels of major global Tier-1 suppliers. In addition, our four largest customers together accounted for approximately 63% of such sales for the same period. We believe our diversified business limits our exposure to the risks of any one geographic economy, product line or major customer.

The following charts illustrate our diversity by providing a breakdown of our pro forma sales for the nine months ended September 26, 2003 by product lines and by VM groups.

Product Lines—Percentage of Sales(1)	VM Groups—Percentage of Sales(1)

(1)	Our pro forma sales for the nine months ended September 26, 2003 exclude sales of our predecessor company's joint venture, TRW Koyo Steering Systems Company ("TKS"), which was not transferred to us as part of the Acquisition but include the sales of our former Canadian joint venture, Quality Safety Systems Company ("QSS"), through June 27, 2003 at which point it was sold. See "Unaudited Pro Forma Combined and Consolidated Financial Information" and "Business — Legal Proceedings" for a further discussion on TKS and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of our divestiture of QSS. TKS produced steering gears, and QSS manufactured seat belt systems. Both TKS and QSS sales were primarily to Toyota.

We conduct substantially all of our operations through our subsidiaries and along three operating segments (Chassis Systems, Occupant Safety Systems and Automotive Components (which we have previously referred to as Other Automotive)). The following table summarizes our three operating segments, their principal product lines and their actual sales and segment profit before taxes for the year ended December 31, 2002.

Operating Segment	Principal Product Lines	Sales	Segment Profit Before Taxes(1)
		(Dollars in millions)
Chassis Systems	Foundation brakes, ABS and other brake control (including electronic vehicle stability control) and steering gears and systems	$6,078	$256
Occupant Safety Systems	Air bags, seat belts and crash sensors and other safety and security electronics	$3,143	$224
Automotive Components	Engine valves, engineered fasteners and plastic components and body controls	$1,409	$148

(1)	See "Business — Overview" for a reconciliation of segment profit before taxes to earnings before income taxes.

Our Competitive Strengths

We intend to leverage our leading market positions, global presence, strong customer relationships, technological capabilities in high-growth markets and strong product portfolio to increase our presence in the global automotive parts industry.

Leading Market Positions.    We are one of the world's largest suppliers of automotive chassis and occupant safety products. We believe that our leading supply position across a number of product lines and a number of geographic markets increases our importance to our VM customers and allows us to compete effectively in each of the markets that we serve. We believe that, based on 2002 data (as adjusted to exclude sales of TKS and QSS), we have a #1 or #2 market position in North America and/or Western Europe for the following product lines:

Product Line	Operating Segment	2002 Combined North America and Western Europe Market Position
Foundation brakes	Chassis Systems	#1
ABS(1)	Chassis Systems	#3
Steering gears and systems	Chassis Systems	#2
Air bags	Occupant Safety Systems	#2
Seat belts	Occupant Safety Systems	#1
Steering wheels	Occupant Safety Systems	#1
Engine valves	Automotive Components	#2

(1)	We have a #1 market position in ABS in North America.

Global Presence with Diversified Businesses.    We believe our geographically diverse global manufacturing base offers us an advantage over many of our competitors in meeting the global needs of our VM customers. We also believe that our global presence allows us to leverage sales to a customer in one location, or for one product, into sales to that customer in other locations and for other products. Additionally, our presence in markets such as South America, Eastern Europe and the Asia Pacific region presents a long-term growth opportunity as demand for automotive vehicles increases, and automotive manufacturers expand production, in these markets.

Strong Relationships with Customers.    As a result of our focus on providing high quality products and service at competitive prices, we maintain long-standing relationships with our customers, which include every major VM in the world. We believe that we have an excellent reputation with our customers for providing top quality components and systems, as well as for timely delivery and customer service. Our service and performance record is evidenced by our numerous customer awards and the fact that we provide a number of products for each of the automotive industry's ten largest platforms based on 2002 unit volumes.

Well Positioned for Convergence of Active and Passive Safety Technologies.    We believe that we are the only supplier that combines a broad customer base and geographic diversity with leading positions in both key active safety technologies, such as braking and steering, and key passive safety technologies, such as air bags and seat belts. We have begun to capitalize on significant opportunities to enhance automotive safety through technology that uses information from active safety systems to optimize the performance of passive safety systems, and we believe that our leading positions in both active and passive safety technologies will allow us to benefit from this convergence.

Strong Base of Awarded Business.    Based on our existing platforms, new product offerings and recently awarded business, we expect our sales to grow organically at a higher rate than overall global light vehicle production over the next several years. We expect to achieve this growth by increasing our market shares and increasing our content per vehicle in many of our product lines. However, our ability to realize future sales is subject to a number of factors, including the actual volume and timing of vehicle production, option mix and product pricing.

Globally-Recognized Trademarks.    We hold a number of trademarks covering our products including "TRW," "Lucas," and "Kelsey-Hayes." These trademarks represent the goodwill and reputation that we have built up through the years of selling high-quality products to our customers. A number of third parties have entered into license agreements with us pursuant to which they pay royalty fees in exchange for the right to apply our trademarks to their products.

Our Strategy

We intend to increase our sales and improve our profitability and operating cash flow by leveraging our position as a leading Tier-1 global automotive parts supplier focused primarily in the areas of active and passive safety technologies. Key elements of our strategy, which we expect will help increase our product content per vehicle, include the following:

Focus on Active and Passive Safety Technologies.    We believe we are the only supplier predominantly focused on the development of both active and passive safety technologies. We expect to capitalize on the convergence of these two technologies by continuing to make significant investments in an effort to develop innovative, value-added safety technologies with a focus on the development of next generation active and passive safety systems. In addition, based on our internal research, third party analysis and data provided by CSM Worldwide, we believe that unit demand for many safety-related products that we produce is growing in North America and Western Europe in excess of the projected growth rate for automotive production in those regions.

Expand Our Leading Technological Capabilities.    We believe that our leading market positions are largely based on the strength of our technological capabilities. We continue to provide technologically advanced products by regularly updating and enhancing our product lines and introducing new products. We expect to continue to make significant investments in technology and our design capabilities in an effort to develop innovative, value-added technologies in all of our market leading product lines.

Focus on Operating Efficiency.    We continue to focus on opportunities to optimize our resources and reduce manufacturing costs. These opportunities include initiatives aimed at: (1) shifting production capacity from high wage areas to low wage areas; (2) realizing cost savings in the purchase of manufactured components and raw materials; (3) achieving benefits from our restructuring activities and (4) improving our operating performance through other strategic programs such as our Six Sigma initiative. These initiatives help us maintain our competitiveness.

Capitalize on the Continued Trend Toward System and Module Supply.    VMs are increasingly purchasing integrated systems and modules from suppliers rather than purchasing and assembling the separate components that are included in those systems and modules. In order to capitalize on this trend, we have developed, and continue to develop, significant systems and modules which incorporate content from a number of different product lines, including (1) occupant restraint systems (air bags, seat belts and crash sensors) and (2) corner modules (various braking and suspension components).

Pursue Joint Ventures and Other Alliances.    We intend to continue pursuing joint ventures and other alliances in order to expand our product capabilities and geographic and customer diversity. These relationships have also enabled us to enter into new geographic markets, to acquire new customers and to develop new technologies. We currently have 20 joint ventures in nine countries.

Risks Related to Our Strategy

Our ability to execute our strategy is subject to certain risks that are generally associated with being a global Tier-1 automotive supplier. For example, unforeseen competing technologies may emerge, customer markets for our new technologies might not develop as expected, and we may experience increased pressure on our margins. In addition, our strategy to increase operating efficiencies by moving to lower wage countries may lead to resource constraints at our joint ventures and strategic alliances which could have a negative impact on their ability to meet customers' demands in local markets, thereby adversely affecting our relationships with those customers globally.

Regulatory Trends Impacting Our Safety Products

There are numerous regulatory activities in the areas of safety and fuel efficiency that we believe will create additional demand for products that we sell or are developing. Among these are the following:

Occupant Sensing.    United States Federal Motor Vehicle Safety Standard 208 requires vehicle manufacturers to install occupant weight and position sensing systems on their light vehicles starting in model year 2004 and completing the 100% phase-in for model year 2006. We have developed occupant sensing systems based on both weight sensing and vision systems.

Tire Pressure Monitoring.    Regulations enacted under the Transportation Recall Enhancement, Accountability and Documentation Act require installation of tire pressure monitoring systems starting in model year 2004. We have developed both direct and indirect tire pressure monitoring systems.

Rollover Testing.    On June 26, the Commerce Committee of the U.S. Senate introduced draft legislation for rollover protection "based on the combined ejection-mitigation capabilities of safety technologies, including advanced side glazing, side curtains and side impact air bags" to be introduced in the funding bill for the National Highway Traffic Safety Administration. We have developed roll control systems and vehicle stability control systems that reduce the likelihood of vehicle rollover. We have also developed curtain air bags that can reduce the severity of injury in the event of rollover.

Fuel Economy.    The Bush administration has proposed increases in standards for fuel economy for light trucks for model years 2005-2007. If enacted, this could increase demand for our electrically assisted steering systems, which require less power from an engine, and consequently less fuel, than today's conventional hydraulic systems.

ABS Installation.    Studies are underway in Europe and the United States to determine whether to require mandatory installation of ABS. At present, approximately 75% of new vehicles in North America and 70% of new vehicles in Europe are equipped with ABS.

Pedestrian Protection.    Legislation is under consideration in Europe and Japan to make cars less dangerous to pedestrians in the event of collisions. We are investigating actuator products that lift the hood in the case of a crash to meet the pedestrian in a manner which would cushion the pedestrian's impact with the vehicle.

Legislative activities are subject to political processes that may result in legislation being delayed, modified, withdrawn or overturned at any time. In addition, it is possible that regulatory standards could cause new vehicle prices to increase to a level at which the overall demand for new vehicles would decrease. As a result, we cannot assure you that any of the foregoing will be enacted or, if enacted, will not be subsequently modified or rescinded in the future or that such legislative activities will result in additional overall demand for our products.

The Transactions

On November 18, 2002, an entity controlled by affiliates of The Blackstone Group L.P. ("Blackstone"), entered into an agreement pursuant to which it agreed to cause our indirect wholly-owned subsidiary, TRW Automotive Inc., to purchase substantially all of the assets and assume substantially all of the liabilities (other than certain indebtedness) associated with TRW's automotive business from Northrop Grumman. This acquisition, which we refer to as the "Acquisition" in this prospectus, was consummated on February 28, 2003 and did not include our predecessor company's partnership interest in the joint venture, TKS. See "Business — Legal Proceedings." Northrop Grumman acquired these assets and liabilities in its December 11, 2002 acquisition of TRW, which we refer to as the "Merger" in this prospectus.

As a result of the Acquisition, currently Automotive Investors L.L.C., or AIL, an affiliate of Blackstone, holds approximately 78.4%, an affiliate of Northrop Grumman holds approximately 19.6% and our management group holds approximately 2.0%, of our common stock. After giving effect to this offering, including the use of a portion of the net proceeds from this offering to repurchase a portion of the shares held by AIL, AIL will hold approximately 56.7%, an affiliate of Northrop Grumman will hold approximately 17.2% and our management group will hold approximately 1.7% of our common stock.

Subsequent to the Acquisition, on July 22, 2003, TRW Automotive Inc. refinanced its senior secured credit facilities entered into in connection with the Acquisition by paying down $200 million of the borrowings under its term loan A facility and all of the borrowings under its term loan B facilities with the proceeds of new term loan C facilities (denominated in the amounts of $1.15 billion and €95 million), together with approximately $46 million of available cash on hand. This refinancing has resulted in a reduction of our interest expense principally because the term loan C facilities have lower interest rates than the term loan B facilities. As used in this prospectus, the term "Transactions" means, collectively, the Acquisition and the related financings described elsewhere in this prospectus, including the subsequent refinancing of the senior secured credit facilities, without giving effect to the application of $46 million of cash. See "Unaudited Pro Forma Combined and Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources." On January 9, 2004, we refinanced all of the borrowings under our existing term loan facilities with the proceeds of new term loan facilities, together with approximately $213 million of available cash on hand, to further reduce our interest expense. See "— Recent Developments" below and "Description of Indebtedness — Senior Credit Facilities." When we refer to the "senior secured credit facilities" in this prospectus, we mean the amended and restated senior secured credit facilities as of January 9, 2004, unless the context indicates otherwise.

Recent Developments

Results for December 31, 2003

The following are our preliminary unaudited pro forma results for the three months and the year ended December 31, 2003. These results are subject to completion of our normal year-end closing procedures. Financial results and comparisons in this section are presented on a pro forma basis. See "Unaudited Pro Forma Combined and Consolidated Financial Information" for reconciliations of historical financial information to the pro forma information presented.

For the three months ended December 31, 2003, we estimate that we had sales of approximately $2,983 million and operating income in the range of $129 to $139 million. Included in operating income were: depreciation and amortization expense of $128 million; net pension and OPEB expense of $25 million; restructuring and unusual charges of $14 million; and unrealized exchange gains on debt instruments of $12 million. The estimated results represent an increase in sales of $372 million as compared to the three months ended December 31, 2002 and an increase of between $2 million and $12 million in operating income plus depreciation and amortization; net pension and OPEB expense and restructuring and unusual charges (net of unrealized exchange gains on debt instruments). For the three months ended December 31, 2002, we had sales of $2,611 million and operating income of $117 million. Included in operating income were: depreciation and amortization expense of $132 million; net pension and OPEB income of $40 million; and restructuring and unusual charges of $73 million.

For the year ended December 31, 2003, we estimate that we had sales of approximately $11,309 million and operating income in the range of $567 to $577 million. Included in operating income were: depreciation and amortization expense of $487 million; net pension and OPEB expense of $61 million; restructuring and unusual charges of $39 million; and unrealized exchange gains on debt instruments of $27 million. The estimated results represent an increase in sales of $925 million as compared to the year ended December 31, 2002 and an increase of $54 million to $64 million in operating income plus depreciation and amortization; net pension and OPEB expense and restructuring and unusual charges (net of unrealized exchange gains on debt instruments). For the year ended December 31, 2002, we had sales of $10,384 million and operating income of $665 million. Included in operating income were depreciation and amortization expense of $483 million; net pension and OPEB income of $163 million; and restructuring and unusual charges of $88 million.

The higher level of sales for both the fourth quarter of 2003 and full year 2003 as compared to prior year periods resulted primarily from the favorable impact of foreign currency exchange and, to a lesser extent, growth in new product offerings. These positives were partially offset by the effects of business divestitures, price reductions to our customers and, in the case of full year comparisons, lower levels of light vehicle production volumes in both North America and Europe. Operating income plus depreciation and amortization; net pension and OPEB expense and restructuring and unusual charges (net of unrealized exchange gains on debt instruments) were higher than the levels achieved in prior periods as positive impacts from foreign currency exchange and the net of cost and productivity savings in excess of pricing reductions and inflation were only partially offset by a negative mix of products sold, a higher level of engineering costs and, in the case of full year comparisons, lower level of light vehicle production volumes in both North America and Europe.

For the year ended December 31, 2003, capital expenditures for property, plant and equipment and other intangible assets were estimated to be $407 million as compared to $416 million for the year ended December 31, 2002. Restructuring and unusual charges of $39 million for 2003 include $33 million for cash restructuring charges and $6 million relating to Northrop Grumman's December 2002 acquisition of TRW, or the Merger. Restructuring and unusual charges of $88 million for 2002 include $27 million of cash restructuring charges, $49 million for asset impairments, $23 million for special compensation arrangements relating to the Merger net of $11 million of other gains. Capital expenditures for the three months ended December 2003 and 2002 were $189 million and $182 million, respectively.

During the quarter ended December 31, 2003, we completed the disposal of a European forge parts facility, which provides components internally to other portions of our business. Total cash proceeds received for this disposal was approximately $25 million. The impact of this divestiture will not materially impact future operating earnings.

As of December 31, 2003, we had aggregate outstanding indebtedness of $3,808 million, which does not give effect to the net proceeds from this offering or the refinancing of our senior secured credit facilities as described below. Our revolving credit facility and receivables facility had no balances outstanding. Cash, cash equivalents and marketable securities were $843 million as of the same date (which includes $213 million used for the permanent reduction of senior debt as described below). Additionally, during the month of January 2004, we completed the disposal of our North American Independent Aftermarket business, which had annual sales of approximately $55 million in 2003, as well as a sale and subsequent leaseback transaction involving real estate holdings in the United Kingdom. Total cash proceeds received for both of these transactions were approximately $85 million. The combined impact of these divestitures will not negatively impact future operating earnings.

On December 22, 2003, Standard & Poor's Ratings Services stated that upon completion of the refinancing of our senior secured credit facilities and the completion of this offering, it will raise the rating of our corporate credit to 'BB+' from 'BB'; our senior secured debt to 'BB+' from 'BB'; our senior unsecured debt to 'BB–' from 'B+'; and our subordinated debt to 'BB–' from 'B+'.

Refinancing Activities

On January 9, 2004, we completed the refinancing of our senior secured credit facilities, which involved a permanent reduction in total senior debt outstanding of $213 million funded from available cash on hand. In addition to the interest savings that will result from the reduction of $213 million in debt, the amendment to the senior secured credit facilities included changes that will result in lower levels of interest charges for the remaining debt outstanding, provided that we maintain certain specified leverage ratios or credit ratings.

Additionally, in December 2003 and January 2004, we made the following changes, further impacting our capital structure: (1) we amended our existing receivables facility, which includes a voluntary reduction in maximum committed funding from $600 million to $400 million, (2) we entered into new receivables financing programs in Europe to replace the voluntary reductions in the receivables facility noted above, (3) we initiated a program to enter into interest rate swap agreements to effectively convert a portion of our fixed-rate debt into floating rate debt and (4) we exited credit default swaps with third parties related to the aforementioned receivables facility.

Assuming interest rates are consistent with those prevalent at December 31, 2003, the combined impact of the transactions noted above is expected to reduce our annual net interest expense (including loss on sale of receivables) by approximately $50 million as compared to the levels reflected in our pro forma financial statements for the nine months ended September 26, 2003.

The Blackstone Group L.P.

The Blackstone Group is a leading investment and advisory firm founded in 1985, with offices in New York, London and Hamburg. Blackstone manages the largest institutional private equity fund ever raised, a $6.5 billion fund raised in 2002. Since it began private equity investing in 1987, Blackstone has raised more than $14 billion in five funds and has invested in approximately 70 companies. In addition to private equity investments, Blackstone's core businesses include real estate investments, corporate debt investments, asset management, merger and acquisition advisory services, and restructuring and reorganization advisory services.

TRW Automotive Holdings Corp.

TRW Automotive Holdings Corp. is a Delaware corporation incorporated in September 2002. Our executive offices are located at 12025 Tech Center Drive, Livonia, Michigan 48150. Our telephone number is (734) 266-2600. Our website address is www.trwauto.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information on our website as part of this prospectus.

Ownership structure

The chart below illustrates our corporate structure and ownership after giving effect to this offering.

(1)	Blackstone owns its equity interest in us indirectly through Automotive Investors L.L.C., in which Blackstone has a controlling equity interest. See "Principal Stockholders."

(2)	Northrop Grumman owns its equity interest in us indirectly through one or more of its subsidiaries.

The Offering

Shares of common stock offered	24,137,931 (27,758,620 with over-allotment)
Shares of common stock to be repurchased from Automotive Investors L.L.C.	12,068,965 (13,879,309 with over-allotment)
Shares of common stock outstanding after the offering	98,914,265 (100,724,610 with over-allotment)
Use of proceeds	The net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $659 million. We intend to use (1) approximately $331 million of the net proceeds from this offering to repurchase 12,068,965 shares of our common stock held by Automotive Investors L.L.C., or AIL, an affiliate of Blackstone, at a price per share equal to the estimated proceeds per share less the underwriting discounts of $27.405 we receive from this offering and (2) approximately $328 million of such proceeds to repay a portion of each of our dollar and euro senior subordinated notes and a portion of each of our dollar and euro senior notes. We intend to use 50% of the proceeds from any shares sold pursuant to the underwriters' over-allotment option less the underwriting discounts to repurchase up to an additional 1,810,344 shares of common stock from AIL at a price per share equal to the estimated proceeds per share less the underwriting discounts of $27.405 we receive from this offering. See "Use of Proceeds."
AIL has the right to cause us to register for sale the shares to be repurchased under the terms of the stockholders agreement entered into in connection with the Acquisition. In place of registration, we intend to repurchase these shares from AIL at the same price per share less the underwriting discounts we will receive from this offering. Consistent with the terms of the stockholders agreement, AIL is paying its share of the underwriting discounts relating to the proceeds from this offering used to redeem its shares, and we are paying all other expenses relating to this offering. Our board of directors has unanimously determined that the net effect to us of the proposed share repurchase is identical to the effect of a secondary offering. See "Certain Relationships and Related Transactions—Share Repurchase Agreement."
Proposed New York Stock Exchange symbol	TRW
Preferred stock purchase rights	Each share of common stock offered hereby will have associated with it one preferred stock purchase right under the rights agreement which we plan to adopt prior to the consummation of this offering. Each of these rights entitles its holder to purchase one one-thousandth of a share of Series A junior participating preferred stock at a purchase price specified in the rights agreement under the circumstances provided therein. See "Description of Capital Stock—Rights Agreement."

Unless we specifically state otherwise, all information in this prospectus:

•	assumes no exercise of the over-allotment option by the underwriters;
•	excludes 16,783,950 shares of common stock that are reserved for issuance under the TRW Automotive Holdings Corp. 2003 Stock Incentive Plan (the "2003 Stock Incentive Plan"), including 9,644,400 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of approximately $16.00 per share with exercise prices ranging from $10.00 to $30.00 per share; approximately 450,000 of these outstanding stock options are currently vested; and
•	assumes a 100 for 1 stock split of our outstanding shares of common stock which was effected on January 27, 2004.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The summary historical financial data of the Predecessor as of December 31, 2000, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 and for the two months ended February 28, 2003 have been derived from the audited combined financial statements of our predecessor company. The summary historical financial data of the Predecessor for the nine months ended September 27, 2002 have been derived from the unaudited combined interim financial statements of our predecessor company which have been prepared on a basis consistent with the Predecessor's audited annual combined financial statements. The summary historical financial data of the Successor as of September 26, 2003 and for the seven months ended September 26, 2003 have been derived from our unaudited consolidated interim financial statements and have been prepared on a different basis from the Predecessor's annual and interim combined financial statements under the purchase method of accounting as a result of the consummation of the Acquisition on February 28, 2003. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The combined financial statements of the Predecessor as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 and for the nine month period ended September 27, 2002 and for the two month period ended February 28, 2003, and the consolidated financial statements of the Successor as of September 26, 2003 and for the seven months ended September 26, 2003 are included elsewhere in this prospectus. The following financial information for the periods prior to the Acquisition may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented, or what our results of operations, financial position and cash flows will be in the future.

The summary pro forma financial data for the year ended December 31, 2002 and the nine months ended September 27, 2002 and September 26, 2003 have been prepared to give pro forma effect to the Transactions and the repayment of a portion of our senior subordinated notes and senior notes from the proceeds of this offering as if they had occurred on January 1, 2002. The summary pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Transactions and the repayment of a portion of our senior subordinated notes and senior notes actually been consummated on January 1, 2002 and do not purport to indicate results of operations as of any future date or for any future period. The following data should be read in conjunction with "Unaudited Pro Forma Combined and Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements of our predecessor company and our consolidated financial statements included elsewhere in this prospectus.

	Predecessor			Pro Forma(1)
	Year ended December 31,			Year ended December 31, 2002	Nine months ended September 27, 2002	Nine months ended September 26, 2003
(In millions except per share amounts)	2000	2001	2002
				(unaudited)	(unaudited)	(unaudited)
Statements of Operations Data:
Sales	$10,920	$10,091	$10,630	$10,384	$7,773	$8,326
Cost of sales	9,437	8,989	9,315	9,048	6,748	7,368
Gross profit	1,483	1,102	1,315	1,336	1,025	958
Administrative and selling expenses	670	597	541	501	357	400
Research and development expenses	167	131	151	151	108	119
Amortization of intangible assets (including goodwill in 2000 and 2001)	76	78	15	33	24	24
Other income—net(2)	—	(2)	(6)	(14)	(12)	(25)
Operating income	570	298	614	665	548	440
Interest expense	387	373	316	278	210	219
Interest income	(13)	(10)	(7)	(6)	(4)	(5)
Losses on sales of receivables	—	1	7	5	3	8
Gain on retirement of debt	—	—	(4)	—	—	—
Income tax expense (benefit)	102	(30)	138	166	117	102
Earnings (losses) from continuing operations	94	(36)	164	222	222	116
Discontinued operations, net of income taxes	3	11	—	—	—	—
Net earnings (losses)	$97	$(25)	$164	$222	$222	$116

Earnings Per Share Data (unaudited)(3):
Basic earnings per share:
Earnings per share				$2.25	$2.25	$1.17
Weighted average shares				98.9	98.9	98.9
Diluted earnings per share:
Earnings per share				$2.25	$2.25	$1.13
Weighted average shares				98.9	98.9	102.5

Other Financial Data (unaudited):
EBITDA(4)	$1,147	$846	$1,123	$1,148	$899	$798
Depreciation and amortization	$577	$548	$509	$483	$351	$358
Unusual items (included in EBITDA)(5)	$222	$280	$88	$88	$15	$25
Net pension and OPEB (income) expense (included in EBITDA)(6)	$(146)	$(143)	$(153)	$(163)	$(123)	$35

	Predecessor					Successor
	Year ended December 31,			Nine months ended September 27, 2002	Two months ended February 28, 2003	Seven months ended September 26, 2003
(Dollars in millions)	2000	2001	2002
				(unaudited)		(unaudited)
Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$751	$828	$526	$320	$(73)	$297
Net cash provided by (used in) investing activities	$641	$(409)	$(414)	$(235)	$(68)	$(3,451)
Net cash (used in) provided by financing activities	$(1,452)	$(464)	$5	$(7)	$242	$3,566
Capital expenditures	$501	$475	$427	$245	$66	$152

(1)	Pro forma for the Transactions and the repayment of a portion of our senior subordinated notes and senior notes from a portion of the net proceeds of this offering. See "Unaudited Pro Forma Combined and Consolidated Financial Information."

	Predecessor			Successor
	As of December 31,			As of September 26, 2003
(Dollars in millions)	2000	2001	2002
				(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$151	$118	$188	$399
Marketable securities	43	32	26	16
Total cash, cash equivalents and marketable securities	194	150	214	415
Total assets	11,293	10,287	10,948	9,448
Total liabilities	9,457	8,712	8,476	8,575
Total debt (including current portion of long-term debt)(7)	5,053	4,597	3,925	3,710
Off-balance sheet borrowings under receivables facility(8)	—	327	—	—
Total indebtedness (including receivables facility)	5,053	4,924	3,925	3,710
Total stockholders' investment	1,716	1,504	2,391	823

(2)	Includes miscellaneous income and expense items from operations. See note 9 to the combined financial statements and note 8 to the unaudited combined and consolidated interim financial statements for further detail.
(3)	Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Earnings per share are not applicable for the historical Predecessor periods as there were no shares outstanding during those periods.
Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the Securities and Exchange Commission, or the SEC, rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic earnings per share calculation, adjusted for the 100 for 1 stock split effected on January 27, 2004, are comprised of approximately 86.8 million shares of our common stock outstanding prior to this offering, 24.1 million shares of our common stock being offered hereby, net of 12.1 million shares to be repurchased from AIL.
Unaudited pro forma diluted earnings per share for the nine months ended September 26, 2003 has been calculated by assuming, in addition to the shares used for the basic earnings per share calculation, the exercise of outstanding common stock options under our 2003 Stock Incentive Plan during the periods after the options were issued using the treasury stock method. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma diluted earnings per share calculation for the nine months ended September 26, 2003, adjusted for the 100 for 1 stock split effected on January 27, 2004, are comprised of approximately 86.8 million shares of our common stock outstanding prior to this offering, 24.1 million shares of our common stock being offered hereby, net of 12.1 million shares to be repurchased from AIL, and 3.6 million shares assumed issued under the treasury stock method pursuant to the exercise of stock options.
(4)	EBITDA is defined as earnings (losses) from continuing operations before interest, losses on sales of receivables, gain (loss) on retirement of debt, taxes, depreciation and amortization. EBITDA, a measure used by management to measure performance, is reconciled to net earnings (losses) in the following table. Our management believes EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net earnings (losses) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

Following is a reconciliation of net earnings (losses) to EBITDA:

	Predecessor			Pro Forma(1)
	Year ended December 31,			Year ended December 31, 2002	Nine months ended September 27, 2002	Nine months ended September 26, 2003
(Dollars in millions)	2000	2001	2002
				(unaudited)	(unaudited)	(unaudited)
Net earnings (losses)	$97	$(25)	$164	$222	$222	$116
Depreciation and amortization	577	548	509	483	351	358
Interest expense	387	373	316	278	210	219
Interest income	(13)	(10)	(7)	(6)	(4)	(5)
Losses on sales of receivables	—	1	7	5	3	8
Gain on retirement of debt	—	—	(4)	—	—	—
Income tax expense (benefit)	102	(30)	138	166	117	102
Discontinued operations, net of income taxes	(3)	(11)	—	—	—	—
EBITDA	$1,147	$846	$1,123	$1,148	$899	$798

(5)	Our earnings (losses) from continuing operations (pre-tax) were negatively impacted by the effects of unusual items as presented in the following table:

	Predecessor			Pro Forma(1)
	Year ended December 31,			Year ended December 31, 2002	Nine months ended September 27, 2002	Nine months ended September 26, 2003
(Dollars in millions)	2000	2001	2002
				(unaudited)	(unaudited)	(unaudited)
Restructuring charges:(a)
Severance and other (cash)	$(77)	$(189)	$(27)	$(27)	$(7)	$(19)
Asset impairments (non-cash)	(8)	(24)	(32)	(32)	(9)	—
Total restructuring charges	(85)	(213)	(59)	(59)	(16)	(19)
Asset impairment charges other than restructuring	(67)	(50)	(17)	(17)	(10)	—
Pending and threatened litigation and claims, including certain warranty claims in 2000	(65)	(36)	(2)	(2)	(2)	—
Gain on retirement of debt	—	—	4	—	—	—
Net gain from the sale of assets	21	18	12	12	12	—
Unrealized losses on foreign currency hedges and expenses related to the acquisition of Lucas Varity	(9)	—	—	—	—	—
Northrop Grumman/TRW Merger-related transaction costs	—	—	(23)	(23)	—	(6)
Other charges	(17)	—	—	—	—	—
Unusual items included in earnings (losses) from continuing operations (pre-tax)	(222)	(281)	(85)	(89)	(16)	(25)
Less:
Gain on retirement of debt	—	—	(4)	—	—	—
Unusual items in amortization of goodwill and intangible assets	—	1	1	1	1	—
Unusual items included in EBITDA	$(222)	$(280)	$(88)	$(88)	$(15)	$(25)

(a)	Significant restructuring actions were taken over the last several years as described more fully in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. While we continuously evaluate whether additional restructuring opportunities exist to increase our operating efficiencies, we do not have any current plans that would result in additional restructuring charges of the magnitude that the Predecessor incurred in 2000, 2001 and 2002.
(6)	See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Pensions and Other Post-Retirement Benefits" for a further discussion of net pension and other post-retirement benefits ("OPEB") (income) expense.
(7)	Total debt excludes any off-balance sheet borrowings under receivables facilities. As of September 26, 2003, we had no advances outstanding under our receivables facility.
(8)	The Predecessor's receivables facility was an off-balance sheet arrangement. Our receivables facility can be treated as a general financing agreement or as an off-balance sheet arrangement depending on the level of loans to the borrower as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Off-balance Sheet Arrangements" and "Description of Indebtedness — Receivables Facility."

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below, together with the other information in this prospectus, before deciding to purchase any common stock.

Risks Related to Our Business

Our available cash and access to additional capital may be limited by our substantial leverage.

As a result of the Transactions, we are highly leveraged. As of September 26, 2003, on a pro forma basis after giving effect to the repayment of a portion of our senior subordinated notes and senior notes from the proceeds of this offering, we would have had total consolidated indebtedness of approximately $3,413 million with an additional $459 million of borrowings available under our revolving credit facility, after giving effect to $41 million in outstanding letters of credit, and approximately $1,113 million of stockholders' investment. At September 26, 2003, we had no advances outstanding under the receivables facility.

Our high degree of leverage could have important consequences for you, including the following:

•	It may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;
•	A substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including our operations, capital expenditures and future business opportunities;
•	Certain of our borrowings, including borrowings under our senior credit facilities, are at variable rates of interest, exposing us to the risk of increased interest rates;
•	It may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and
•	We may be more vulnerable than a less leveraged company to a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

The cyclicality of automotive production and sales could adversely affect our business.

Almost all of our business is directly related to automotive sales and automotive vehicle production by our VM customers. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences. In addition, automotive production and sales can be affected by labor relations issues, regulatory requirements, trade agreements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for our products. Any significant economic decline that results in a reduction in automotive production and sales by our VM customers could have a material adverse effect on our results of operations.

Increasing costs for manufactured components and raw materials may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including castings, electronic components, finished sub-components, molded plastic parts, fabricated metal, aluminum, steel, resins, leather and wood. It is generally difficult to pass increased prices for manufactured components and raw materials through to our customers in the form of price increases. Therefore, a significant increase in the price of these items could materially increase our operating costs and materially and adversely affect our profit margins.

Continued pricing pressures on automotive suppliers may adversely affect our business.

Pricing pressure from customers has been a characteristic of the automotive parts industry in recent years. Virtually all VMs have policies of seeking price reductions each year. We have taken steps to reduce costs and resist price reductions; however, price reductions have impacted our sales and profit margins. If we are not able to offset continued price reductions through improved operating efficiencies and reduced expenditures, those price reductions may have a material adverse effect on our results of operations.

Our business would be materially and adversely affected if we lost any of our largest customers.

For the nine months ended September 26, 2003, approximately 18% of our pro forma sales were to Ford Motor Company and its subsidiaries, approximately 17% of our pro forma sales were to DaimlerChrysler AG and its subsidiaries, approximately 15% of our pro forma sales were to Volkswagen AG and its subsidiaries and approximately 13% of our pro forma sales were to General Motors Corporation and its subsidiaries. Although business with any given customer is typically split among numerous contracts, the loss of, or significant reduction in purchases by, one or more of those major customers could materially and adversely affect our business, results of operations and financial condition.

We may incur material losses and costs as a result of product liability and warranty and recall claims that may be brought against us.

We may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.

In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of that product if the defect or the alleged defect relates to motor vehicle safety. Automotive suppliers like us are becoming more integrally involved in the vehicle design process and are assuming more of the vehicle system design responsibility. As a result, VMs are increasingly looking to their suppliers for contribution when faced with product liability, warranty and recall claims. Depending on the terms under which we supply products, a VM may hold us responsible for some or all of the repair or replacement costs of these products under new vehicle warranties, when the product supplied did not perform as represented. Our costs associated with recalls or providing product warranties could be material. Product liability, warranty and recall costs may have a material adverse effect on our financial condition.

Our pension and other post-retirement benefits expense and underfunding levels of our pension plans could materially increase.

Substantially all our employees participate in defined benefit pension plans or retirement/termination indemnity plans. As a result of declines in pension asset values, different actuarial assumptions and the application of purchase accounting, our pension expenses have increased. Continued declines in interest rates or the market values of the securities held by the plans, or certain other changes, could materially increase the underfunded status of our plans and affect the level and timing of required contributions in 2004 and beyond. A material increase in the underfunded status of the plans could significantly increase our pension expenses and reduce our profitability.

In addition, we fund our OPEB obligations on a pay-as-you-go basis and have no plan assets. Increases in the cost of health care in excess of our assumptions could increase our actuarially determined liability and related OPEB expense and cash funding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of pension and OPEB matters.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings under TRW Automotive Inc.'s senior credit facilities, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The senior credit agreement and the indentures governing the notes issued by TRW Automotive Inc. in connection with the Acquisition contain a number of significant covenants that, among other things, restrict TRW Automotive Inc. and its subsidiaries' ability to:

•	incur additional indebtedness or issue redeemable preferred stock;
•	pay dividends or repurchase its capital stock;
•	make investments;
•	enter into agreements that restrict dividends from subsidiaries;
•	sell assets;
•	enter into transactions with its affiliates;
•	incur liens; and
•	engage in mergers or consolidations.

In addition, under the senior credit agreement, TRW Automotive Inc. is required to satisfy specified financial ratios and tests. Its ability to comply with those provisions may be affected by events beyond its control, and it may not be able to meet those ratios and tests. The breach of any of these covenants could result in a default under the senior credit agreement and the lenders could elect to declare all amounts borrowed under the senior credit agreement, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. Substantially all of its domestic tangible and intangible assets (other than receivables) and the assets and a portion of the stock of certain of our foreign subsidiaries are pledged as collateral pursuant to the terms of the senior credit agreement.

We are a holding company with substantially all of our operations being conducted through our subsidiaries. We depend upon the performance of our subsidiaries and their ability to make distributions to us.

We have virtually no operations independent of those of TRW Automotive Inc. and its subsidiaries, and our principal assets are our investments in TRW Automotive Inc. and its subsidiaries. As a consequence, the success of an investment in our common stock will be entirely dependent upon the future performance of TRW Automotive Inc. and its subsidiaries and will be subject to the financial, business and other factors affecting TRW Automotive Inc. and its subsidiaries and the markets in which they do business, as well as general economic and financial conditions.

Substantially all of our operations are and will be conducted through our subsidiaries, and to that extent, we will be dependent on the cash flow of our subsidiaries to meet our obligations. Because virtually all of our assets are and will be held by operating subsidiaries, the claims of our stockholders will be structurally subordinate to all existing and future liabilities and obligations (whether or not for borrowed money), including debt under TRW Automotive Inc.'s senior secured credit facilities, its senior notes and senior subordinated notes, the receivables facility, the Northrop Grumman subordinated note issued by our direct wholly-owned subsidiary, TRW Automotive Intermediate Holdings, and trade payables of such subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be available to satisfy the claims of our stockholders only after all our and our subsidiaries' liabilities and obligations have been paid in full. The terms of the agreements governing such debt severely restrict the amount of cash which may be made available to us.

Our historical and pro forma financial information for the periods prior to the Acquisition may not be representative of our results as a separate company.

Our historical and pro forma financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented, or what our results of operations, financial position and cash flows will be in the future. This is because:

•	we have made certain adjustments and allocations since TRW did not account for us as, and we were not operated as, a single, stand-alone business for the periods presented; and
•	the information does not reflect certain changes that occurred in our operations as a result of our separation from TRW.

Accordingly, our historical results of operations for the periods prior to the Acquisition may not be indicative of our future operating or financial performance. For additional information, see "Summary

Historical and Pro Forma Financial Data," "Unaudited Pro Forma Combined and Consolidated Financial Information," "Selected Historical Combined and Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We may be unable to continue to compete successfully in the highly competitive automotive parts industry.

The automotive parts industry is highly competitive. Our competitors include independent suppliers of parts, as well as suppliers formed by spin-offs from our existing VM customers, who are becoming more aggressive in attempting to sell parts to other VMs. Depending on the particular product, the number of our competitors varies significantly. We may not be able to continue to compete favorably and increased competition in our markets may have a material adverse effect on our business.

If the United States dollar strengthens, our reported results of operations from our international businesses will be reduced.

In 2002, over 50% of our sales were originated outside the United States. In our combined and consolidated financial statements, we translate our local currency financial results into United States dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening United States dollar, our reported international sales and earnings may be reduced because the local currency may translate into fewer United States dollars.

We are subject to other risks associated with our non-U.S. operations.

We have significant manufacturing operations outside the United States, including joint ventures and other alliances. Risks are inherent in international operations, including:

•	exchange controls and currency restrictions;
•	currency fluctuations and devaluations;
•	changes in local economic conditions;
•	changes in laws and regulations;
•	exposure to possible expropriation or other government actions; and
•	unsettled political conditions and possible terrorist attacks against American interests.

These and other factors may have a material adverse effect on our international operations or on our business, results of operations and financial condition.

We may be adversely affected by environmental and safety regulations or concerns.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in the United States and other countries. We cannot assure you that we have been or will be at all times in complete compliance with all of these requirements, or that we will not incur material costs or liabilities in connection with these requirements in excess of amounts we have reserved. In addition, these requirements are complex, change frequently and have tended to become more stringent over time. These requirements may change in the future in a manner that could have a material adverse effect on our business, results of operations and financial condition. We have made and will continue to make capital and other expenditures to comply with environmental requirements. In addition, certain of our subsidiaries are subject to pending litigation raising various environmental and human health and safety claims, including certain asbestos-related claims. While our costs to defend and settle these claims in the past have not been material, we cannot assure you that this will remain so in the future. For more information about our environmental compliance and potential environmental liabilities, see "Business — Environmental Matters" and "Business — Legal Proceedings."

Non-performance by our suppliers may adversely affect our operations.

Because we purchase from suppliers various types of equipment, raw materials and component parts, we may be materially and adversely affected by the failure of those suppliers to perform as expected. This non-performance may consist of delivery delays or failures caused by production issues or delivery of non-conforming products. The risk of non-performance may also result from the insolvency or bankruptcy of one or more of our suppliers. Our efforts to protect against and to minimize these risks may not always be effective.

Work stoppages or other labor issues at our customers' facilities or at our facilities could adversely affect our operations.

Work stoppages occur relatively frequently in the automotive industry. If any of our customers experience a material work stoppage, that customer may halt or limit the purchase of our products. This could cause us to shut down production facilities relating to those products, which could have a material adverse effect on our business, results of operations and financial condition.

As of September 26, 2003, approximately 20% of our United States workforce and approximately 72% of our hourly workforce outside of the United States were represented by 39 unions. It is likely that a significant portion of our workforce will remain unionized for the foreseeable future. It is also possible that the portion of our workforce that is unionized may increase in the future. Recently, the United Auto Workers union approached us seeking to establish a "partnership" and distributed handbills at several United States facilities inviting employees to organizational meetings. In the United States, four of our union agreements, covering approximately 600 employees and representing approximately 9% of our hourly workforce in the United States, expire in the next two years. We will engage in labor negotiations with respect to 76 of our 146 non-U.S. locations during the next two years. Most of our non-U.S. locations that are covered by labor agreements have agreements that are required to be re-negotiated every two years, with the balance being covered by three-year agreements or four-year agreements. While historically negotiations at our non-U.S. locations have rarely resulted in work stoppages, we cannot assure you that we will be able to negotiate acceptable contracts with these unions or that our failure to do so will not result in work stoppages. A work stoppage at one or more of our plants may have a material adverse effect on our business.

We have recorded a significant amount of goodwill and other identifiable intangible assets, and we may never realize the full value of our intangible assets.

In connection with the Acquisition, we have recorded a significant amount of goodwill and other identifiable intangible assets, including customer relationships, trademarks and developed technologies. Goodwill and other net identifiable intangible assets were approximately $3.5 billion as of September 26, 2003, or 38% of our total assets. Goodwill, which represents the excess of cost over the fair value of the net assets of the businesses acquired, was approximately $2.7 billion as of September 26, 2003, or 29% of our total assets. Goodwill and net identifiable intangible assets are recorded at fair value on the date of acquisition and, in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), will be reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of a significant portion of goodwill or other identifiable intangible assets would have an adverse effect on our financial condition and results of operations.

Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel, particularly engineers and other employees with electronics and software expertise. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business.

We may be unable to successfully implement our business strategy.

Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. For example, we may not be successful in implementing our strategy if unforeseen competing and/or alternative technologies emerge that render our technologies less desirable or obsolete, customer markets for our new technologies do not develop as expected, or we experience increased pressure on our margins. In addition, our ability to increase operating efficiencies by moving to lower wage countries may lead to resource constraints which could have a negative impact on our ability to meet customers' demands, thereby adversely affecting our relationships with those customers. As a result of such business or competitive factors, we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies. Any failure to successfully implement our business strategy could adversely affect our business, results of operations and growth potential.

Because Blackstone controls us and will continue to control us after this offering, the influence of our public shareholders over significant corporate actions will be limited, and conflicts of interest between Blackstone and us or you could arise in the future.

As a result of the Acquisition, currently Blackstone beneficially owns approximately 78.4% of our outstanding shares of common stock, and after giving effect to this offering, including the use of a portion of the net proceeds from this offering to repurchase a portion of the shares held by AIL, Blackstone will beneficially own 56.7% of our common stock, or 53.9% if the underwriters exercise their over-allotment option in full. As a result, after this offering, Blackstone will continue to have the power to control all matters submitted to our stockholders, elect our directors and exercise control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that any such transactions are in their own best interests. For example, Blackstone could cause us to make acquisitions that increase the amount of our indebtedness or sell revenue-generating assets. Additionally, Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Blackstone may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Blackstone continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions.

Risks Related to This Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Future sales of our shares could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We, our executive officers and directors and AIL have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. In addition, pursuant to the amended and restated stockholders agreement entered into by us, AIL and Northrop Grumman on January 21, 2004, Northrop Grumman and its affiliates may not sell, dispose of or hedge any of their respective shares of our common stock for a period of 180 days after the completion of this offering. In addition, under the employee stockholders agreement entered into by us, AIL, an affiliate of Northrop Grumman and our management stockholders, our management stockholders may not sell, dispose of or hedge any of their shares of our common stock, subject to certain exceptions, for a period of 180 days after the completion of this offering, without the prior written consent of AIL. We and AIL have agreed with the underwriters not to amend or waive the foregoing provision of the stockholders agreement or the employee stockholders agreement with regard to any sale, disposition or transfer of shares of our common stock held by an affiliate of Northrop Grumman or the management stockholders, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. See "Certain Relationships and Related Transactions," "Shares Eligible for Future Sale" and "Underwriting" for a discussion of certain transfer restrictions.

After this offering, we will have approximately 99 million shares of common stock outstanding. Of those shares, the approximately 24 million shares we are offering will be freely tradeable. Approximately 75 million of the 87 million shares that were outstanding immediately prior to this offering will be eligible for resale from time to time after the expiration of the 180-day lock-up period. Those shares may be sold, after the expiration of the 180-day lock-up period, subject to the volume, manner of sale and other conditions of Rule 144 as well as any applicable contractual conditions, including approximately 1.2 million shares which may be sold freely pursuant to Rule 144(k) if they have been held for at least 2 years. Under the terms of the stockholders agreement, Blackstone, which will beneficially own approximately 56 million shares, or 56.7%, after this offering, will have the ability to require us to register the resale of its shares. If Northrop Grumman becomes a beneficial owner of over 18% of our then-outstanding shares after this offering, it could also require us to register the resale of some or all of its shares. In addition, Blackstone and Northrop Grumman will have the ability to exercise certain piggyback registration rights in connection with other registered offerings. See "Shares Eligible for Future Sale."

In addition, approximately 17 million shares are reserved for future issuance under the 2003 Stock Incentive Plan, including approximately 9.6 million shares issuable upon the exercise of presently outstanding stock options. Approximately 0.5 million of these outstanding stock options are currently vested. In the future, we may issue our common stock in connection with investments or repayment of our debt. The amount of such common stock issued could constitute a material portion of our then outstanding common stock.

Provisions in our certificate of incorporation and bylaws, as well as our shareholders' rights plan may discourage a takeover attempt.

Provisions contained in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors or as a result of the shareholders' rights plan expected to be adopted by our board of directors prior to the consummation of this offering. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock."

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

The book value of shares of common stock purchased in the offering will be immediately diluted.

The pro forma net tangible book deficit per share after this offering is $24.21. Therefore, investors who purchase common stock in the offering will suffer immediate dilution of $53.21 per share in the pro forma net tangible book value per share. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 24,137,931 shares of common stock being offered hereby at an assumed initial public offering price per share of $29.00, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses, will be approximately $659 million. We intend to use (1) approximately $331 million of the net proceeds from this offering to repurchase 12,068,965 shares of our common stock held by AIL at a price per share equal to the estimated proceeds per share less the underwriting discounts of $27.405 we receive from this offering and (2) approximately $328 million to repay a portion of our senior subordinated notes and senior notes as follows (based on an exchange rate as of September 26, 2003 of $1.00 = €0.87), in each case, including the payment of a related redemption premium thereon:

•	approximately $117 million of such proceeds to repay 35% of our $300,000,000 aggregate principal amount of 11% Senior Subordinated Notes due 2013;

•	approximately $56 million to repay 35% of our €125,000,000 aggregate principal amount of 11¾% Senior Subordinated Notes due 2013;

•	approximately $124 million to repay approximately 12% of our $925,000,000 aggregate principal amount of 9 3/8% Senior Notes due 2013; and

•	approximately $31 million to repay approximately 12% of our €200,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013.

We intend to use 50% of the proceeds from any shares sold pursuant to the underwriters' over-allotment option less the underwriting discounts to repurchase up to an additional 1,810,344 shares of common stock from AIL at a price per share equal to the estimated proceeds per share less the underwriting discounts of $27.405 we receive from this offering.

AIL has the right to cause us to register for sale the shares to be repurchased under the terms of the stockholders agreement entered into in connection with the Acquisition. In place of registration, we intend to repurchase these shares from AIL at the same price per share less the underwriting discounts we will receive from this offering. Consistent with the terms of the stockholders agreement, AIL is paying its share of the underwriting discounts relating to the proceeds from this offering used to redeem its shares, and we are paying all other expenses relating to this offering. Our board of directors has unanimously determined that the net effect to us of the proposed share repurchase is identical to the effect of a secondary offering. See "Certain Relationships and Related Transactions—Share Repurchase Agreement."

The proceeds received by our subsidiary, TRW Automotive Inc., from the offering of senior notes and senior subordinated notes, were used, together with other related financings described elsewhere in this prospectus, to finance the Acquisition and to pay related transaction fees and expenses incurred in connection with the Acquisition and the related financings.

DIVIDEND POLICY

We do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operation and expansion. The amounts available to us to pay cash dividends will be restricted by our debt agreements. Under TRW Automotive Inc.'s senior credit facilities, following the consummation of this initial public offering, we will have a limited ability to pay dividends on our common stock pursuant to a formula based on our consolidated net income after January 1, 2004 and our leverage ratio as specified in the amended and restated credit agreement. The indentures governing the notes also limit our ability to pay dividends, except that payment of dividends up to 6.0% per annum of the net proceeds received by TRW Automotive Inc. from any public offering of common stock or contributed to TRW Automotive Inc. by us or TRW Automotive Intermediate Holdings from any public offering of common stock is allowed. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 26, 2003 on an actual basis and on an as adjusted basis to reflect:

•	the 100 for 1 stock split of our outstanding shares of common stock which was effected on January 27, 2004;
•	the sale of approximately 24 million shares of our common stock in this offering at an assumed public offering price per share of $29.00, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and offering expenses; and
•	the assumed repayment of a portion of our senior subordinated notes and senior notes with a portion of the net proceeds from this offering.

The following table does not reflect $399 million of our cash and cash equivalents at September 26, 2003, including approximately $213 million of cash used to prepay our debt in connection with the refinancing of our senior secured credit facilities in January 2004.

For information on certain capitalization items as of December 31, 2003, we refer you to "Summary—Recent Developments" on page 6 of this prospectus.

You should read the information in this table in conjunction with "Unaudited Pro Forma Combined and Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary—Recent Developments" and our consolidated financial statements and the combined financial statements of our predecessor company included elsewhere in this prospectus.

	As of September 26, 2003
	(unaudited)
(Dollars in millions)	Actual	As adjusted
TRW Automotive Inc. (1):
Short-term debt	$54	$54
Long-term debt:
Senior credit facilities:
Revolving credit facility (2)	—	—
Term loan facilities (3)	1,469	1,469
Senior notes (4)	1,155	1,014
Senior subordinated notes (5)	444	288
Lucas Varity senior notes (6)	175	175
Other borrowings (7)	41	41
Receivables facility (8)	—	—
Total long-term debt of TRW Automotive Inc.	3,284	2,987

TRW Automotive Intermediate Holdings Corp. (1):
Total long-term debt of TRW Automotive Intermediate Holdings Corp. (9)	372	372
Total debt	3,710	3,413
Stockholders' equity:
Common stock, par value $.01 per share (10)	—	—
Additional paid-in-capital	868	1,196
Accumulated deficit	(100)	(138)
Accumulated other comprehensive earnings	55	55
Total stockholders' investment	823	1,113
Total capitalization	$4,533	$4,526

(1)	TRW Automotive Inc. is our indirect wholly-owned subsidiary owned by TRW Automotive Intermediate Holdings, our direct wholly-owned subsidiary. See "Summary—Ownership Structure." TRW Automotive Intermediate Holdings' assets and liabilities, respectively, are comprised solely of its investment in TRW Automotive Inc. and the Northrop Grumman subordinated note reflected as its long term debt on this capitalization table and described in footnote (9) below. TRW Automotive

Intermediate Holdings does not currently rely on the cash flows of TRW Automotive Inc. to pay interest on the Northrop Grumman subordinated note. Interest on the Northrop Grumman subordinated note is payable in kind at the option of TRW Automotive Intermediate Holdings, and our indentures prohibit the payment of dividends by TRW Automotive Inc. to TRW Automotive Intermediate Holdings for the purpose of making any payments in respect of the Northrop Grumman subordinated note. See "Certain Relationships and Related Transactions—Northrop Grumman subordinated note." TRW Automotive Intermediate Holdings will rely on the cash flows of TRW Automotive Inc. to pay the principal on the Northrop Grumman subordinated note at maturity, at which time our senior notes and senior subordinated notes will have matured.
(2)	The revolving credit facility provides for borrowings of up to $500 million. As of September 26, 2003, we had $459 million available for borrowings under our revolving credit facility, after giving effect to $41 million in outstanding letters of credit.
(3)	Reflects $210 million of borrowings under the term loan A facility and $1,259 million of approximate U.S. dollar equivalent of the dollar and euro borrowings under the term loan C facilities, based on an exchange rate at September 26, 2003 of $1.00 = €0.87. On January 9, 2004, we refinanced all of the borrowings under our existing term loan facilities with the proceeds of new term loan facilities, together with approximately $213 million of available cash on hand, in order to reduce our interest expense. See "Description of Indebtedness — Senior Credit Facilities."
(4)	Reflects $925 million principal amount of 9 3/8% Senior Notes due 2013 and $230 million of approximate U.S. dollar equivalent of €200 million principal amount of 10 1/8% Senior Notes due 2013 (together, the "senior notes") issued by TRW Automotive Inc. in connection with the Acquisition, based on an exchange rate at September 26, 2003 of $1.00 = €0.87. Reflects the assumed repayment of approximately $113 million and $28 million of the dollar and euro senior notes, respectively.
(5)	Reflects $300 million principal amount of 11% Senior Subordinated Notes due 2013 and $144 million of approximate U.S. dollar equivalent of €125 million principal amount of 11¾% Senior Subordinated Notes due 2013 (together, the "senior subordinated notes") issued by TRW Automotive Inc. in connection with the Acquisition, based on an exchange rate at September 26, 2003 of $1.00 = €0.87. Reflects the assumed repayment of approximately $105 million and $51 million of the dollar and euro senior subordinated notes, respectively.
(6)	Reflects the outstanding amount of £95 million of 10.875% Lucas Industries plc debentures due 2020 ("Lucas Varity senior notes") that were assumed by TRW in connection with the acquisition of Lucas Varity in 1999 based on an exchange rate at September 26, 2003 of $1.00 = £0.60, adjusted to fair market value as of March 1, 2003 as a result of the application of purchase accounting.
(7)	Reflects $6 million of 7.25% Series A Revenue Bonds due 2004, $18 million of capitalized leases and certain other indebtedness, each of which has been assumed by TRW Automotive Inc. as part of the Acquisition.
(8)	The receivables facility provides for advances of up to $600 million, based on availability of eligible receivables. On January 8, 2004, we completed an amendment to the receivables facility which reduced such amount from $600 million to $400 million. Because advances under the receivables facility depend on the availability of eligible receivables, the amount available for advances under such facility fluctuates over time. As of September 26, 2003, we had no advances outstanding under our receivables facility. See "Description of Indebtedness—Receivables Facility."
(9)	Reflects the $600 million face amount subordinated 8% pay-in-kind note due 2018 referred to as the Northrop Grumman subordinated note, issued by TRW Automotive Intermediate Holdings to an affiliate of Northrop Grumman in connection with the Acquisition, adjusted to fair market value as of March 1, 2003 as a result of the application of purchase accounting. See "Certain Relationships and Related Transactions—Northrop Grumman Subordinated Note."

(10)	The amount does not include 16,783,950 shares of our common stock that are reserved for issuance under the 2003 Stock Incentive Plan, under which options to purchase 8,618,500 shares were outstanding as of September 26, 2003 (and 9,644,400 shares as of January 13, 2004).

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of September 26, 2003. After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $29.00 per share, the midpoint of the range set forth on the cover page of this prospectus, as well as the repurchase of 12,068,965 shares of common stock held by AIL at a price per share equal to the estimated proceeds per share less the underwriting discounts of $27.405 we receive from this offering, using approximately $331 million of the net proceeds from this offering, and after deducting estimated underwriting discounts and offering expenses, our pro forma net tangible book deficit as of September 26, 2003 would have been $2,395 million, or $24.21 per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $7.14 per share to existing stockholders and an immediate dilution in net tangible book value of $53.21 per share to new investors.

The following table illustrates this per share dilution:

		Per share
Initial public offering price per share		$29.00
Net tangible book deficit per share before this offering	$(31.35)
Increase per share attributable to this offering	7.14
Pro forma net tangible book deficit per share after this offering		(24.21)
Dilution per share to new investors		$53.21

The following table summarizes, on a pro forma basis as of September 26, 2003 after giving effect to this offering, including the repurchase of shares of common stock held by AIL, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders (1)	74,776,334	75.6%	$747,880,359	51.7%	$10.00
New investors	24,137,931	24.4	700,000,000	48.3	29.00
Total	98,914,265	100.00%	$1,447,880,359	100.00%

(1)	Excludes the shares held by AIL that we intend to repurchase using a portion of the net proceeds from this offering and also includes net additional shares purchased by management employees subsequent to September 26, 2003. AIL paid $10.00 per share for 68,129,250 shares (after giving effect to the 100 for 1 stock split) currently held by AIL for a total consideration of $681,292,500.

The tables and calculations above assume no exercise of outstanding options. As of January 13, 2004, there were 9,644,400 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of approximately $16.00 per share. To the extent that these options are exercised, there will be further dilution to new investors. See "Management—Executive Compensation—Option Grants Table" and "Description of Capital Stock."

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED
FINANCIAL INFORMATION

The following unaudited pro forma combined and consolidated financial information is based on the audited and unaudited combined financial statements of our predecessor company and our unaudited consolidated financial statements appearing elsewhere in this prospectus as adjusted to illustrate the estimated pro forma effects of the Transactions and the repayment of a portion of our senior subordinated notes and our senior notes from the proceeds of this offering. The historical financial statements of our predecessor company do not include any purchase accounting adjustments related to the Merger. The unaudited pro forma combined and consolidated financial information should be read in conjunction with the combined financial statements of our predecessor company, our consolidated financial statements and other financial information appearing elsewhere in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma combined and consolidated statements of operations data give effect to the Transactions and the repayment of a portion of our senior subordinated notes and our senior notes from a portion of the net proceeds of this offering, as if they had occurred on January 1, 2002. The unaudited pro forma consolidated balance sheet gives effect to the sale of approximately 24 million shares of our common stock in this offering at an assumed public offering price of $29.00 per share, the midpoint of the range set forth on the cover page of this prospectus, the deduction of underwriting discounts and estimated offering expenses and the repayment of a portion of our senior subordinated notes and our senior notes from a portion of the net proceeds of this offering as if they had occurred on September 26, 2003. Pro forma basic and diluted earnings per share reflect the increase in shares of common stock from this offering as if it had occurred on January 1, 2002.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. We have allocated the total purchase price to the assets and liabilities of our predecessor company based on estimates of their fair values, based on work performed to date by independent valuation appraisers and actuaries assisting us in determining the fair value of a significant portion of these assets and liabilities, including property, plant and equipment, retiree benefits assets and liabilities and intangible assets.

The amounts that we may record based on our final assessment and determination of fair values may differ from the information presented in this unaudited pro forma combined and consolidated financial information. Amounts allocated to net tangible assets and intangible assets may be revised, and depreciation and amortization methods and useful lives may differ from the assumptions we used in this unaudited pro forma combined and consolidated financial information, any of which could result in a change in depreciation and amortization expense. In addition, there could be further adjustments necessary to conform our predecessor company's historical accounting policies to ours. See note 3 to the unaudited combined and consolidated interim financial statements. We do not believe that such adjustments, if any, would materially impact the unaudited pro forma combined and consolidated financial information presented in this section of the prospectus.

The unaudited pro forma combined and consolidated statements of operations data do not reflect the one-time charges of approximately $31 million for redemption premiums to be paid and approximately $7 million for the related write-off of net unamortized deferred issuance costs that we will incur as a result of the repayment of a portion of our senior subordinated notes and senior notes with a portion of the net proceeds from this offering. The aggregate amount of approximately $38 million will be expensed immediately in the quarterly period in which this offering and related debt repayments are consummated.

The unaudited pro forma combined and consolidated financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Transactions and this offering been completed on the dates indicated, and should not be taken as representative of our future consolidated results of operations or financial position.

TRW AUTOMOTIVE HOLDINGS CORP.

Unaudited pro forma condensed consolidated balance sheet
as of September 26, 2003

(Dollars in millions)	Historical	Adjustments for this Offering		TRW Automotive Holdings Corp. Pro Forma
Assets
Current assets:
Cash and cash equivalents	$399	$—		$399
Marketable securities	16	—		16
Accounts receivable	1,887	—		1,887
Inventories	631	—		631
Prepaid expenses, deferred income taxes and other current assets	98	—		98
Total current assets	3,031	—		3,031
Property, plant and equipment — net	2,336	—		2,336
Goodwill and other intangible assets—net	3,546	—		3,546
Prepaid pension cost	85	—		85
Other assets	450	(7	)(a)	443
	$9,448	$(7)		$9,441
Liabilities, minority interests and stockholders' investment
Current liabilities:
Short-term debt	$54	$—		$54
Current portion of long-term debt	14	—		14
Trade accounts payable and other current liabilities	2,774	—		2,774
Total current liabilities	2,842	—		2,842

Long-term debt	3,642	(297	)(a)	3,345
Post-retirement benefits other than pensions	1,011	—		1,011
Deferred income taxes and other long-term liabilities	1,080	—		1,080
Total liabilities	8,575	(297)		8,278
Minority interests	50	—		50
Stockholders' investment:
Capital stock and paid-in capital	868	328	(a)	1,196
Accumulated deficit	(100)	(38	)(a)	(138)
Accumulated other comprehensive earnings	55	—		55
Total stockholders' investment	823	290		1,113
	$9,448	$(7)		$9,441

See accompanying notes to unaudited pro forma combined and consolidated financial information.

TRW AUTOMOTIVE HOLDINGS CORP.

Unaudited pro forma combined statement of operations
for the year ended December 31, 2002

(In millions except per share amounts)	Predecessor Historical	Eliminate TKS(b)	Other Transaction Adjustments		Pro Forma for the Transactions	Adjustments for this Offering		TRW Automotive Holdings Corp. Pro Forma
Sales	$10,630	$(246)	$—		$10,384	$—		$10,384
Cost of sales	9,315	(228)	(39	)(c)	9,048	—		9,048
Gross profit	1,315	(18)	39		1,336	—		1,336
Administrative and selling expenses	541	(3)	(37	)(d)	501	—		501
Research and development expenses	151	—	—		151	—		151
Amortization of intangible assets	15	—	18	(e)	33	—		33
Other income — net	(6)	(8)	—		(14)	—		(14)
Operating income	614	(7)	58		665	—		665
Interest expense	316	—	(6	)(g)	310	(32	)(l)	278
Interest income	(7)	1	—		(6)	—		(6)
Losses on sales of receivables	7	—	(2	)(h)	5	—		5
Gain on retirement of debt	(4)	—	4	(i)	—	—		—
Earnings before income taxes	302	(8)	62		356	32		388
Income tax expense	138	(3)	20	(k)	155	11	(k)	166
Net earnings	$164	$(5)	$42		$201	$21		$222
Basic and diluted earnings per share (m):
Earnings per share								$2.25
Weighted average shares								98.9

See accompanying notes to unaudited pro forma combined and consolidated financial information.

TRW AUTOMOTIVE HOLDINGS CORP.

Unaudited pro forma combined statement of operations
for the nine months ended September 27, 2002

(In millions except per share amounts)	Predecessor Historical	Eliminate TKS(b)	Other Transaction Adjustments		Pro Forma for the Transactions	Adjustments for this Offering		TRW Automotive Holdings Corp. Pro Forma
Sales	$7,956	$(183)	$—		$7,773	$—		$7,773
Cost of sales	6,946	(169)	(29	)(c)	6,748	—		6,748
Gross profit	1,010	(14)	29		1,025	—		1,025
Administrative and selling expenses	386	(2)	(27	)(d)	357	—		357
Research and development expenses	108	—	—		108	—		108
Amortization of intangible assets	11	—	13	(e)	24	—		24
Other income — net	(6)	(6)	—		(12)	—		(12)
Operating income	511	(6)	43		548	—		548
Interest expense	210	—	22	(g)	232	(22	)(l)	210
Interest income	(4)	—	—		(4)	—		(4)
Losses on sales of receivables	5	—	(2	)(h)	3	—		3
Gain on retirement of debt	(4)	—	4	(i)	—	—		—
Earnings before income taxes	304	(6)	19		317	22		339
Income tax expense	107	(2)	4	(k)	109	8	(k)	117
Net earnings	$197	$(4)	$15		$208	$14		$222
Basic and diluted earnings per share (m):
Earnings per share								$2.25
Weighted average shares								98.9

See accompanying notes to unaudited pro forma combined and consolidated financial information.

TRW AUTOMOTIVE HOLDINGS CORP.

Unaudited pro forma combined and consolidated statement of operations for the nine months ended September 26, 2003

	Predecessor Historical	Successor Historical
(In millions except per share amounts)	Two Months Ended February 28, 2003	Seven Months Ended September 26, 2003	Eliminate TKS(b)	Other Transaction Adjustments		Pro Forma for the Transactions	Adjustments for this Offering		TRW Automotive Holdings Corp. Pro Forma
Sales	$1,916	$6,453	$(43)	$—		$8,326	$—		$8,326
Cost of sales	1,686	5,782	(40)	(60	)(c)	7,368	—		7,368
Gross profit	230	671	(3)	60		958	—		958
Administrative and selling expenses	100	302	(1)	(1	)(d)	400	—		400
Research and development expenses	27	92	—	—		119	—		119
Purchased in-process research and development	—	85	—	(85	)(f)	—	—		—
Amortization of intangible assets	2	19	—	3	(e)	24	—		24
Other (income) expense — net	4	(28)	(1)	—		(25)	—		(25)
Operating income	97	201	(1)	143		440	—		440
Interest expense	48	209	—	(16	)(g)	241	(22	)(l)	219
Interest income	(1)	(5)	—	1		(5)	—		(5)
Loss on sale of receivables	—	25	—	(17	)(h)	8	—		8
Loss on retirement of debt	—	31		(31	)(j)	—	—		—
Earnings before income taxes	50	(59)	(1)	206		196	22		218
Income tax expense	19	41	—	42	(k)	102	—	(k)	102
Net earnings (losses)	$31	$(100)	$(1)	$164		$94	$22		$116
Basic earnings per share (m):
Earnings per share									$1.17
Weighted average shares									98.9
Diluted earnings per share (m):
Earnings per share									$1.13
Weighted average shares									102.5

See accompanying notes to unaudited pro forma combined and consolidated financial information.

TRW AUTOMOTIVE HOLDINGS CORP.
NOTES TO UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL
INFORMATION

(a)	Reflects the effect of the assumed repayment of 35% of each of our dollar and euro senior subordinated notes and approximately 12% of each of our dollar and euro senior notes, as if such repayment had occurred as of the date indicated and the effect of estimated charges of $31 million and $7 million for the related redemption premium and write-off of unamortized deferred issuance costs, respectively. Approximately $331 million of net proceeds from this offering are expected to be used to repurchase existing shares issued to and held by AIL. This share repurchase would have no net effect on total stockholders' investment or total capitalization. See "Use of Proceeds."
(b)	Eliminates the historical results of operations of our predecessor company's joint venture, TKS, which was not transferred to us as part of the Acquisition. See "Business — Legal Proceedings" and note 2 to the combined financial statements and note 1 to the unaudited combined and consolidated interim financial statements.
(c)	Reflects the adjustment to cost of sales as follows:

(Dollars in millions)	Year Ended December 31, 2002	Nine Months Ended September 27, 2002	Nine Months Ended September 26, 2003
Pension and OPEB income, net (1)	$(10)	$(7)	$(12)
Inventory fair value write-up (2)	—	—	(43)
Depreciation and amortization (3)	(29)	(22)	(5)
Net adjustment to cost of sales	$(39)	$(29)	$(60)

(1)	Reflects the estimated increase to pension and OPEB income, net resulting from the elimination of amortization of unrecognized actuarial losses, prior service costs and transition obligations and assets. The valuation of employee benefit obligations is based on the estimated asset split of the former TRW U.S. salaried plan assumed by us at the closing of the Acquisition. The final asset split could differ from the preliminary allocation. Therefore, the amount ultimately allocated to pensions may differ.
(2)	The pro forma statements of operations reflect the elimination of the effect of a $43 million inventory write-up recorded as a result of the Acquisition.
(3)	Reflects the net decrease in depreciation and amortization expense resulting from fair value adjustments to fixed assets and capitalized software.

(d)	Reflects the adjustment to administrative and selling expenses as follows:

(Dollars in millions)	Year Ended December 31, 2002	Nine Months Ended September 27, 2002	Nine Months Ended September 26, 2003
Segment allocation (1)	$(37)	$(28)	$(8)
Estimated stand-alone costs (2)	48	36	8
Incremental stand-alone costs	11	8	—
Annual monitoring fee (3)	5	4	1
Elimination of other corporate allocations (4)	(44)	(33)	—
Depreciation and amortization (5)	(9)	(6)	(2)
Net adjustment to administrative and selling expenses	$(37)	$(27)	$(1)

(1)	Represents the amount of corporate expenses that TRW or Northrop Grumman corporate allocated to us on a historical basis as a segment of TRW or Northrop Grumman for finance, information systems, legal, human resource administration, insurance and other corporate functions.

TRW AUTOMOTIVE HOLDINGS CORP.
NOTES TO UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL
INFORMATION  — (continued)

(2)	Represents our estimate of the costs to operate on a stand-alone basis. We derived these amounts by analyzing the services provided to the Predecessor by TRW or Northrop Grumman corporate and our 2002 functional cost center budgets. Our historical experience since the Acquisition is consistent with the estimated stand-alone costs presented above.
(3)	Represents an annual monitoring fee we and our subsidiaries pay to an affiliate of Blackstone.
(4)	Represents the additional allocation of corporate costs above the amount historically allocated to the Predecessor as a segment of TRW that we were required to record by the SEC's Staff Accounting Bulletin Topic 1B in preparing carve-out financial statements for our predecessor company. This additional allocation was based upon an internal allocation methodology that was developed for a proposed spin-off transaction that did not occur. The total of the segment and the additional corporate allocations is not necessarily representative of the operating expenses that we would have incurred had we operated on a stand-alone basis.
(5)	The pro forma statements of operations also reflect the net decrease in depreciation and amortization expense resulting from fair value adjustments to fixed assets and capitalized software.
(e)	Reflects the incremental increase in amortization expense resulting from assignment of fair value to intangible assets subject to amortization. In connection with the Acquisition, we acquired developed technologies and customer relationships valued at $79 million and $451 million, which are being amortized over estimated useful lives of 8 years and 20 years, respectively.
(f)	Reflects the elimination of a charge of $85 million representing the fair value of purchased in-process research and development expensed as a result of the Acquisition.
(g)	Reflects pro forma interest expense for our capital structure as a result of the Transactions (see "Transactions" and footnote (j) hereto) based on an assumed LIBOR rate of 1.335%, as follows:

(Dollars in millions)	Year Ended December 31, 2002	Nine Months Ended September 27, 2002	Two Months Ended February 28, 2003	Seven Months Ended September 26, 2003 (1)
Revolving credit facility	$5	$4	$1	$—
Letters of credit	4	3	1	2
Term loan A facility	13	10	2	7
Term loan C facilities	54	40	9	30
Senior notes	109	81	18	64
Senior subordinated notes	49	36	9	28
Northrop Grumman subordinated note (2)	42	31	8	27
Lucas Varity senior notes and other debt	21	16	3	21
Commitment fees	2	2	—	1
Total interest expense	299	223	51	180
Amortization of capitalized debt issuance costs	11	9	2	8
Total pro forma interest expense	310	232	53	188
Less historical interest expense	(316)	(210)	(48)	(209)
Net adjustment to interest expense	$(6)	$22	$5	$(21)

TRW AUTOMOTIVE HOLDINGS CORP.
NOTES TO UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL
INFORMATION  — (continued)

(1)	Pro forma interest expense for the seven months ended September 26, 2003 represents actual interest expense applicable to each debt instrument, as adjusted for the July refinancing of our senior credit facilities (if applicable), excluding $5 million of non-recurring net interest expense that was incurred on the senior notes and the senior subordinated notes during the period they were held in escrow prior to the closing of the Acquisition and the unused bridge commitment fees of $11 million which have been charged to expense immediately upon the closing of the Acquisition.
(2)	Interest expense associated with the Northrop Grumman subordinated note is payable in kind at the option of TRW Automotive Intermediate Holdings. Our indentures prohibit the payment of dividends by TRW Automotive Inc. to TRW Automotive Intermediate Holdings for the purpose of making any payments in respect of the Northrop Grumman subordinated note. See "Certain Relationships and Related Transactions — Northrop Grumman Subordinated Note." Accordingly, the interest on this note was non-cash interest expense in each of the periods presented.

(h)	Represents losses on sales of receivables under our receivables facility based on an assumed LIBOR rate of 1.335% as follows:

(Dollars in millions)	Year Ended December 31, 2002	Nine Months Ended September 27, 2002	Nine Months Ended September 26, 2003
Pro forma losses on sales of receivables (1)	$5	$3	$8
Less historical losses on sales of receivables (2)	(7)	(5)	(25)
Net adjustment	$(2)	$(2)	$(17)

(1)	Reflects pro forma losses on sales of receivables under our receivables facility using an assumed average outstanding balance of $125 million and an assumed cost of LIBOR plus 2.5% (to cover cost of funding, commitment fees and credit default swaps). Availability under the receivables facility is limited by the amount of our eligible receivables, as defined, and other customary factors.
(2)	Results for the nine months ended September 26, 2003 included $18 million of one-time fees related to the establishment of the receivables facility.

(i)	Reflects the elimination of the gain on the repurchase of £5.4 million of Lucas Varity senior notes in the first quarter of 2002. The gain was reclassified from "extraordinary items" to "earnings before income taxes" pursuant to SFAS 145 as of January 1, 2003.

(j)	Reflects the elimination of the loss on retirement of debt in connection with the July 2003 refinancing of certain portions of the senior credit facilities. See "Summary — Transactions."

(k)	Reflects the pro forma tax effect of the above adjustments at the statutory tax rate applicable to such adjustments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Nine Months Ended September 26, 2003 Compared to Pro Forma Nine Months Ended September 27, 2002" for a further discussion on our projected effective tax rate.

(l)	Reflects pro forma interest expense based upon assumed redemption of 35% of each of our dollar and euro senior subordinated notes and approximately 12% of each of our dollar and euro senior notes with the proceeds from this offering, as follows:

(Dollars in millions)	Year Ended December 31, 2002	Nine Months Ended September 27, 2002	Two Months Ended February 28, 2003	Seven Months Ended September 26, 2003
Senior notes	$95	$71	$16	$56
Senior subordinated notes	31	24	6	19
Total pro forma interest expense — Offering	126	95	22	75
Less pro forma interest expense — Transactions	(158)	(117)	(27)	(92)
Net adjustment to interest expense	$(32)	$(22)	$(5)	$(17)

TRW AUTOMOTIVE HOLDINGS CORP.
NOTES TO UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL
INFORMATION  — (continued)

(m)	Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding.

Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic earnings per share calculation, adjusted for the 100 for 1 stock split effected on January 27, 2004, are comprised of approximately 86.8 million shares of our common stock outstanding prior to this offering, 24.1 million shares of our common stock being offered hereby, net of 12.1 million shares to be repurchased from AIL.

Unaudited pro forma diluted earnings per share for the nine months ended September 26, 2003 has been calculated by assuming, in addition to the shares used for the basic earnings per share calculation, the exercise of outstanding common stock options under our 2003 Stock Incentive Plan during the periods after the options were issued using the treasury stock method. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma diluted earnings per share calculation for the nine months ended September 26, 2003, adjusted for the 100 for 1 stock split effected on January 27, 2004, are comprised of approximately 86.8 million shares of our common stock outstanding prior to this offering, 24.1 million shares of our common stock included in the proposed offering, net of 12.1 million shares to be repurchased from AIL, and 3.6 million shares assumed issued under the treasury stock method pursuant to the exercise of stock options.

SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

The selected historical combined financial data of the Predecessor as of December 31, 2000, 2001 and 2002 and for each of the four years in the period ended December 31, 2002 and the two months ended February 28, 2003 have been derived from the audited combined financial statements of our predecessor company. The selected historical combined financial data of the Predecessor as of December 31, 1998 and 1999, for the year ended December 31, 1998 and for the nine months ended September 27, 2002 have been derived from the unaudited combined interim financial statements of our predecessor company, which, in each case, have been prepared on a basis consistent with the Predecessor's audited annual combined financial statements. The selected historical consolidated financial data of the Successor as of September 26, 2003 and for the seven months ended September 26, 2003 have been derived from our unaudited consolidated financial statements and have been prepared on a different basis from the Predecessor's annual and interim combined financial statements under the purchase method of accounting as a result of the consummation of the Acquisition on February 28, 2003. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The combined financial statements of the Predecessor as of December 31, 2001 and 2002, for each of the three years in the period ended December 31, 2002 and for the nine months ended September 27, 2002 and for the two months ended February 28, 2003 and the consolidated financial statements of the Successor as of and for the seven months ended September 26, 2003 are included elsewhere in this prospectus.

Comparisons of certain items below are affected by the acquisition of Lucas Varity in March 1999 and divestitures during the three-year period ended December 31, 2001. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements of our predecessor company and our consolidated financial statements included elsewhere in this prospectus. The following financial information for the periods prior to the Acquisition may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented, or what our results of operations, financial position and cash flows will be in the future.

	Predecessor							Successor
(In millions except per share amounts)	Year Ended December 31,					Nine Months Ended September 27, 2002	Two Months Ended February 28, 2003	Seven Months Ended September 26, 2003
	1998(1)	1999	2000	2001	2002
	(unaudited)					(unaudited)		(unaudited)
Statements of Operations Data:
Sales	$7,201	$10,472	$10,920	$10,091	$10,630	$7,956	$1,916	$6,453
Cost of sales	6,153	8,829	9,437	8,989	9,315	6,946	1,686	5,782
Gross profit	1,048	1,643	1,483	1,102	1,315	1,010	230	671
Administrative and selling expenses	469	704	670	597	541	386	100	302
Research and development expenses	150	178	167	131	151	108	27	92
Amortization of intangible assets (including goodwill in 2000 and 2001)	18	68	76	78	15	11	2	19
Purchased-in-process research and development (2)	—	67	—	—	—	—	—	85
Other (income) expense — net (3)	(40)	43	—	(2)	(6)	(6)	4	(28)
Operating income	451	583	570	298	614	511	97	201
Interest expense	91	405	387	373	316	210	48	209
Interest income	(3)	(21)	(13)	(10)	(7)	(4)	(1)	(5)
Loss on sale of receivables	—	—	—	1	7	5	—	25
(Gain) loss on retirement of debt	—	—	—	—	(4)	(4)	—	31
Income tax expense (benefit)	130	134	102	(30)	138	107	19	41
Earnings (losses) from continuing operations	233	65	94	(36)	164	197	31	(100)
Discontinued operations, net of income taxes	—	54	3	11	—	—	—	—
Net earnings (losses)	$233	$119	$97	$(25)	$164	$197	$31	$(100)
Earnings (Losses) Per Share Data (unaudited) (4):
Basic and diluted losses per share:
Losses per share								$(1.15)
Weighted average shares								86.8
Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	N/A	$964	$751	$828	$526	$320	$(73)	$297
Net cash (used in) provided by investing activities	N/A	(5,089)	641	(409)	(414)	(235)	(68)	(3,451)
Net cash provided by (used in) financing activities	N/A	4,296	(1,452)	(464)	5	(7)	242	3,566
Capital expenditures	N/A	665	501	475	427	245	66	152
Other Financial Data (unaudited):
EBITDA (5)	$850	$1,213	$1,147	$846	$1,123	$883	$181	$479
Depreciation and amortization	399	630	577	548	509	372	84	278
Unusual items (included in EBITDA) (6)	24	240	222	280	88	15	9	16
Net pension and OPEB (income) expense (included in EBITDA) (7)	N/A	(103)	(146)	(143)	(153)	(116)	(10)	57

	Predecessor					Successor
(Dollars in millions)	As of December 31,					As of September 26, 2003
	1998(1)	1999	2000	2001	2002
	(unaudited)	(unaudited)				(unaudited)
Balance sheet data:
Cash and cash equivalents	$43	$223	$151	$118	$188	$399
Marketable securities	—	66	43	32	26	16
	43	289	194	150	214	415
Total assets	4,877	12,638	11,293	10,287	10,948	9,448
Total liabilities	3,427	10,732	9,457	8,712	8,476	8,575
Total debt (including current portion of long-term debt) (8)	1,737	6,521	5,053	4,597	3,925	3,710
Off-balance sheet borrowings under receivables facility (9)	—	—	—	327	—	—
Total stockholders' investment	1,360	1,795	1,716	1,504	2,391	823

(1)	Certain supplemental financial data for 1998 is not available.
(2)	Represents the fair value of the purchased in-process research and development associated with the acquisition of Lucas Varity in March 1999 and the Acquisition. Under GAAP, the purchase price allocation includes the fair value of purchased in-process research and development, which is immediately expensed to the extent it has not reached technological feasibility or has no future alternative use.
(3)	Includes miscellaneous income and expense items from operations. See note 9 to the combined financial statements and note 8 to the unaudited combined and consolidated interim financial statements for further detail.
(4)	Earnings (losses) per share are calculated by dividing net earnings (losses) by the weighted average shares outstanding. Earnings per share are not applicable for the historical Predecessor periods as there were no shares outstanding during those periods.

Unaudited basic and diluted earnings per share for the historical seven months ended September 26, 2003 have been calculated based on the weighted average shares outstanding for the period adjusted to give effect to the 100 for 1 stock split effected on January 27, 2004. Shares issuable pursuant to outstanding common stock options under our 2003 Stock Incentive Plan have been excluded from the computation of diluted earnings per share because their effect is antidilutive.

(5)	EBITDA is defined as earnings (losses) from continuing operations before interest, losses on sales of receivables, gain (loss) on retirement of debt, taxes, depreciation and amortization. EBITDA, a measure used by management to measure performance, is reconciled to net earnings (losses) in the following table. Our management believes EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net earnings (losses) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

Following is a reconciliation of EBITDA to net earnings (losses) (unaudited):

	Predecessor							Successor
(Dollars in millions)	Year ended December 31,					Nine months ended September 27, 2002	Two months ended February 28, 2003	Seven months ended September 26, 2003
	1998	1999	2000	2001	2002
						(unaudited)		(unaudited)
Net earnings (losses)	$233	$119	$97	$(25)	$164	$197	$31	$(100)
Depreciation and amortization	399	630	577	548	509	372	84	278
Interest expense	91	405	387	373	316	210	48	209
Interest income	(3)	(21)	(13)	(10)	(7)	(4)	(1)	(5)
Loss on sale of receivables	—	—	—	1	7	5	—	25
(Gain) loss on retirement of debt	—	—	—	—	(4)	(4)	—	31
Income tax expense (benefit)	130	134	102	(30)	138	107	19	41
Discontinued operations (net of taxes)	—	(54)	(3)	(11)	—	—	—	—
EBITDA	$850	$1,213	$1,147	$846	$1,123	$883	$181	$479

(6)	Our earnings (losses) from continuing operations (pre-tax) were negatively impacted by the effects of unusual items as presented in the following table:

	Predecessor							Successor
(Dollars in millions)	Year ended December 31,					Nine months ended September 27, 2002	Two months ended February 28, 2003	Seven months ended September 26, 2003
	1998	1999	2000	2001	2002
						(unaudited)		(unaudited)
Restructuring charges (a):
Severance and other (cash)	$(24)	$(62)	$(77)	$(189)	$(27)	$(7)	$(3)	$(16)
Asset impairments (non-cash)	—	(18)	(8)	(24)	(32)	(9)	—	—
Total restructuring charges	(24)	(80)	(85)	(213)	(59)	(16)	(3)	(16)
Asset impairment charges other than restructuring	—	—	(67)	(50)	(17)	(10)	—	—
Pending and threatened litigation and claims, including certain warranty claims in 2000	—	—	(65)	(36)	(2)	(2)	—	—
Gain (loss) on retirement of debt	—	—	—	—	4	4	—	(31)
Net gain from the sale of assets	—	—	21	18	12	12	—	—
Unrealized losses on foreign currency hedges and expenses related to the acquisition of Lucas Varity	—	(93)	(9)	—	—	—	—	—
Write-off of purchased in-process research and development	—	(67)	—	—	—	—	—	—
Northrop Grumman/TRW Merger-related transaction costs	—	—	—	—	(23)	—	(6)	—
Other charges	—	—	(17)	—	—	—	—	—
Unusual items included in earnings (losses) from continuing operations (pre-tax)	(24)	(240)	(222)	(281)	(85)	(12)	(9)	(47)
Less:
(Gain) loss on retirement of debt	—	—	—	—	(4)	(4)	—	31
Unusual items in amortization of goodwill and intangible assets		—	—	1	1	1	—	—
Unusual items included in EBITDA	$(24)	$(240)	$(222)	$(280)	$(88)	$(15)	$(9)	$(16)

(a)	Significant restructuring actions were taken over the last several years as described more fully in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. While we continuously evaluate whether additional restructuring opportunities exist to increase our operating efficiencies, we do not have any current plans that would result in additional restructuring charges of the magnitude the Predecessor incurred in 1999, 2000, 2001 and 2002.

(7)	See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Pensions and Other Post-Retirement Benefits" for a further discussion of net pension and OPEB (income) expense.
(8)	Total debt excludes any off-balance sheet borrowings under receivables facilities. As of September 26, 2003, we had no advances outstanding under our receivables facility.
(9)	The Predecessor's receivables facility was an off-balance sheet arrangement. Our receivables facility can be treated as a general financing agreement or as an off-balance sheet arrangement depending on the level of loans to the borrower as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Off-balance Sheet Arrangements" and "Description of Indebtedness—Receivables Facility."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior and subsequent to the Acquisition. Accordingly, the discussion and analysis of historical operations of the Predecessor during the periods prior to the consummation of the Acquisition do not reflect the significant impact that the Acquisition has had and will have on us. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the "Risk Factors" section. Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Unaudited Pro Forma Combined and Consolidated Financial Information," "Selected Historical Combined and Consolidated Financial Data" and the historical combined financial statements of our predecessor and our consolidated financial statements included elsewhere in this prospectus.

Basis of Presentation

The Predecessor did not historically operate as a stand-alone business, but as part of TRW, which became a subsidiary of Northrop Grumman on December 11, 2002. Prior to the completion of the Acquisition, TRW contributed substantially all of the assets and liabilities of its automotive business owned directly by TRW (other than certain indebtedness) to one or more newly-formed entities, which have been acquired by TRW Automotive Inc. in the Acquisition. TRW Automotive Inc. acquired 100% of the equity interests of such newly formed entities and certain other subsidiaries of TRW that held automotive assets and liabilities from TRW and its affiliates upon consummation of the Acquisition.

Due to a change in ownership, and the resultant application of purchase accounting, the historical financial statements of the Predecessor and the Successor included in this prospectus have been prepared on different bases for the periods presented and are not comparable.

The following provides a description of the basis of presentation during all periods presented:

Successor — Represents our consolidated financial position as of September 26, 2003 and our consolidated results of operations and cash flows for the seven-month period ended September 26, 2003 following the Acquisition. The financial position as of September 26, 2003 and results of operations and cash flows for the seven-month period ended September 26, 2003 reflect the preliminary application of purchase accounting, described below, relating to the Acquisition.

Predecessor — Represents the combined financial position of the automotive business of TRW for all periods prior to the Acquisition on February 28, 2003. This presentation is on the historical basis of accounting without the application of purchase accounting related to the Merger in any period presented, due to the temporary nature of Northrop Grumman's ownership of TRW's automotive business. Prior to the Merger on December 11, 2002, Northrop Grumman entered into the master purchase agreement on November 18, 2002 with affiliates of Blackstone to sell TRW's automotive business. See "Certain Relationships and Related Transactions." The extensive representations, warranties and covenants contained in the master purchase agreement restricting Northrop Grumman's conduct prior to the closing of the Acquisition severely limited any actions that could have been taken by Northrop Grumman during its brief and temporary ownership of TRW's automotive business.

The combined financial statements of the Predecessor for each of the three years in the period ended December 31, 2002 and the unaudited pro forma information included in the results of operations for the nine months ended September 26, 2003 and September 27, 2002 are based on the historical assets, liabilities, sales and expenses of the Predecessor for the periods prior to the Acquisition, including the allocation of a portion of TRW's general and administrative corporate expenses, debt, interest expense and income taxes for periods prior to March 1, 2003 and the historical assets, liabilities, sales and expenses of the Successor for the seven month period ended September 26, 2003. The pro forma adjustments reflect the effect of the Transactions as if they had occurred on January 1, 2002.

The financial position, results of operations and cash flows of the Successor exclude, while those of the Predecessor include, for all periods presented, the assets, liabilities, results of operations and cash flows of the joint venture, TKS, which was not transferred to us as part of the Acquisition.

As a result, the historical and other financial information of the Predecessor included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone company for the periods presented.

Company Overview

We are among the world's largest and most diversified suppliers of automotive systems, modules and components to global VMs and related aftermarkets. We operate our business along three operating segments: Chassis Systems, Occupant Safety Systems and Automotive Components. Our cost of sales consists of variable and fixed components. Our variable and fixed costs approximate 83% and 17% of cost of sales, respectively. Variable costs are proportional to volume and mix and consist principally of materials and labor to manufacture our products. Our fixed costs are not significantly influenced by production volume, in the short term, and consist principally of administrative salaries, benefits and depreciation and other facility-related costs.

Our business is moderately seasonal because our largest North American customers typically halt operations for approximately two weeks in July and one week in December. Additionally, customers in Europe historically shut down vehicle production during a portion of August and one week in December. Third quarter automotive production traditionally is also lower as new models enter production. Accordingly, our third and fourth quarter sales tend to be lower than our first and second quarter sales.

Contract durations for automotive parts generally range from one year to the entire life of the vehicle model, generally three to seven years for cars and four to ten years for light trucks. Tier-1 suppliers generally compete for new VM business at the beginning of the development of new vehicle models and upon the redesign of existing vehicle models. New vehicle model development generally begins at least two to five years before the marketing of such models to consumers. As a result, a significant portion of a supplier's annual sales are generated pursuant to arrangements begun about two to five years before the revenues related to the arrangements begin to be realized. The Tier-1 sourcing process for vehicle programs, which varies according to VM, is typically initiated when a VM seeks requests for quotations from several suppliers at least three to six years before anticipated vehicle production. Based on these quotations, VMs, in many cases, then select and work with a supplier on specific component design and development projects related to the new vehicle program. At varying points during this process, VMs may issue "nomination letters," letters of intent or other representations to the supplier that, based on the supplier's quotation and subject to a number of conditions established by the VM, the VM intends to award specific business relating to the vehicle program to the supplier. By the time the design and development of the vehicle program is nearly complete, the VM will typically have evaluated the supplier's performance to date and its ability to meet the VM's specific production and service requirements. The VM will then develop a proposed production timetable, including current vehicle volume and option mix estimates based on its own assumptions, and then source business with the supplier pursuant to written contracts, purchase orders or other firm commitments, provided that the supplier can meet the VM's designated conditions and remain competitive in terms of price, quality, technology and delivery. In general, these contracts, purchase orders and commitments provide that the VM can terminate for convenience, and in some cases, they provide that the price will decrease over the proposed production timetable. Awarded business generally covers the supply of all or a portion of a VM's production and service requirements of a particular product program rather than the supply of a specific quantity of products. Accordingly, in estimating awarded business over the life of a contract or other commitment, a supplier must make various assumptions as to the estimated number of vehicles expected to be produced, the timing of that production, the mix of options on the vehicles produced and pricing of the products being supplied. The realization of sales based on awarded business is subject in all cases to a number of important risks and uncertainties. In addition, the actual production volumes and option mix of vehicles produced by VMs depend on a number of factors that are beyond a supplier's control.

Automotive Environment

Our business is greatly affected by the automotive build rates in North America and Europe. The automobile industry is characterized by short-term volatility, but long-term growth of, light vehicle sales and production. New vehicle demand is driven by macro-economic and other factors such as interest rates, manufacturer and dealer sales incentives, fuel prices, consumer confidence and employment and income growth trends. These factors ultimately determine longer-term vehicle production and sales rates. See "Industry Overview — Automobile and Light Truck Markets."

One of the current trends in the automotive industry is for VMs to shift research and development, design and testing responsibility to suppliers. VMs have also been reducing the number of their suppliers, preferring strong relationships with fewer suppliers. We operate in a difficult pricing environment and our goal is to mitigate the pricing pressure imposed by VMs by continuing cost reduction efforts and restructuring our business. In 2001, we positioned our business for improved competitiveness by consolidating our businesses, engaging in supply chain management and streamlining our management structure. In addition, we began to implement Six Sigma, a leading quality improvement program, throughout our operations and functions during 2001.

Acquisitions and Divestitures

In 2000 and 2001, the Predecessor disposed of 15 non-core businesses, four of which were accounted for as discontinued operations and 11 of which were not accounted for as discontinued operations. The principal businesses included in discontinued operations were Lucas Varity's diesel and wiring businesses. Proceeds from the sales of the discontinued operations were $853 million and $29 million in 2000 and 2001, respectively. There were no gains or losses on the sales of former Lucas Varity businesses in 2000 because the businesses had been recorded at fair value under purchase accounting in connection with the purchase of such businesses from Lucas Varity. In 2001, the Predecessor recorded a $10 million gain on the sale of discontinued operations which is included in the net results of discontinued operations.

The most significant of the 11 businesses divested that were not accounted for as discontinued operations were Lucas Varity India's electrical businesses, certain sensor and related components businesses, Man Machine Interface and TRW's Nelson Stud Welding business. The revenues of these businesses were included in sales of the combined statements of operations and were $273 million and $69 million for the years ended December 31, 2000 and 2001, respectively. Proceeds from the sales of these divested businesses were $258 million and $17 million for 2000 and 2001, respectively. The gain on the sales of these businesses was $21 million and $18 million, respectively, for the same periods.

On April 8, 2003, we sold our 21.8% equity interest in Toyoda TRW Automotive, Inc. ("Toyoda") to our joint venture partner, Toyoda Machine Works, Ltd. We had previously accounted for our interest in Toyoda under the equity method, and classified this investment in "Other assets" (long-term) in our combined and consolidated balance sheets.

On June 27, 2003, we sold our 60% partnership interest in Quality Safety Systems Company ("QSS"), a Canadian seatbelt joint venture, to a subsidiary of our partner, Tokai Rika Co., Ltd. Through the sale date, QSS's financial position and results of operations were included in our consolidated and combined financial statements. Proceeds from the Toyoda and QSS divestitures were approximately $31 million, net of cash retained in the QSS business.

On June 26, 2003, we acquired sole ownership of the immediate parent of Autocruise, S.A. ("Autocruise") by acquiring for nominal consideration the equity interest held by our former joint venture partner, Thales Group. Autocruise, operating a custom-built facility in Brest, France, designs and manufactures radar-based sensors for adaptive cruise control systems, principally sold in certain European markets.

On September 22, 2003, we acquired a 50% equity interest in EnTire Solutions, LLC, a new joint venture we entered into with Group Michelin. This joint venture will focus on the development, marketing, manufacture and sale of advanced direct tire pressure monitoring systems for passenger cars and light trucks.

Restructuring

Since 2000, the Predecessor has taken several restructuring and other actions to reduce overhead costs and increase operating efficiency by reorganizing and downsizing its operations and shifting production capacity from high wage areas to low wage areas. In 2000, the Predecessor recorded charges of $85 million for actions that resulted in employee reductions of approximately 3,700, the closing of two plants and the reorganization and downsizing of its aftermarket business. In 2001, the Predecessor recorded charges of $213 million related to the closing of two facilities and various headcount reduction activities including the integration of the former Chassis, Occupant Safety Systems and Automotive Electronics segments under one management team. The combination of these activities in 2001 were expected to result in a reduction of approximately 6,100 employees, of which approximately 6,000 were terminated as of September 26, 2003. In 2002, the Predecessor recorded charges of $59 million for actions that resulted in the closing of three plants and expected employee reductions of approximately 1,100. Approximately 928 employees were terminated as a result of these actions as of September 26, 2003. During the nine months ended September 27, 2002, the Predecessor recorded charges of $16 million before tax primarily for severance costs and the closing of one manufacturing facility. During the two months ended February 28, 2003, the Predecessor recorded charges of $3 million for severance and costs related to the consolidation of certain facilities.

In connection with the Acquisition, we assumed liabilities (subject to certain exceptions) totaling approximately $51 million for various restructuring activities, primarily related to involuntary severance obligations and costs to exit certain activities. For the seven months ended September 26, 2003, we recorded charges of $16 million for severance and costs related to the consolidation of certain facilities. Additionally, we recorded a $37 million reserve primarily for severance related to strategic restructurings, plant closings and involuntary employee termination arrangements outside of the United States to be paid over the next several years in accordance with local laws. The charges described above include both cash and non-cash items. For the periods ended December 31, 2000, 2001 and 2002, the cash charges were $77 million, $189 million and $27 million, respectively, and the non-cash charges were $8 million, $24 million and $32 million, respectively. For the nine months ended September 27, 2002 the cash charges were $7 million and the non-cash charges were $9 million. For the two months ended February 28, 2003, and the seven months ended September 26, 2003, only cash charges were recorded totaling $3 million and $16 million, respectively.

In addition to the restructuring charges described above, in 2000, the Predecessor initiated restructuring actions to dispose of several nonstrategic or inefficient facilities, discontinue production of low-margin products and relocate certain facilities related to the integration of the Lucas Varity automotive businesses. These actions were recorded through purchase price allocation of Lucas Varity in the amount of $18 million and thus are not included in the combined statement of operations for 2000. All applicable payments have been made under this program, and there is no remaining reserve as of September 26, 2003. While we continuously evaluate whether additional restructuring opportunities exist to increase our operating efficiencies, we do not have any current plans that would result in additional restructuring charges of the magnitude that the Predecessor incurred in 2000, 2001 and 2002.

The following table sets forth a summary of the activity in the balance sheet accounts related to the restructuring reserves:

		Provision
(Dollars in millions)	Beginning Balance	Administrative and Selling	Cost of Sales	Purchase Price Allocation	Used for Purposes Intended	Ending Balance
Seven months ended September 26, 2003	$51	$8	$8	$37	$(29)	$75
Two months ended February 28, 2003	$61	$1	$2	$—	$(13)	$51
Nine months ended September 27, 2002	$145	$2	$14	$—	$(81)	$80
Year ended December 31, 2002	$145	$17	$42	$—	$(143)	$61
Year ended December 31, 2001	$63	$87	$126	$—	$(131)	$145
Year ended December 31, 2000	$48	$42	$43	$18	$(88)	$63

Of the $75 million restructuring reserve accrued at September 26, 2003, approximately $49 million is expected to be paid through 2004, and approximately $23 million relates to involuntary employee termination arrangements outside the United States to be paid over the next several years in accordance with local law.

Asset Impairments Other Than Restructuring

In 2000, as a result of a plan to consolidate two of our Mesa air bag manufacturing facilities into one, the Predecessor recorded an asset impairment charge of $52 million in cost of sales. The Predecessor completed the consolidation plan during the first half of 2002. Property, plant and equipment were written down to fair value on the basis of discounted estimated future cash flows and future salvage values. Additionally in 2000, the Automotive Components segment recorded an asset impairment charge of $15 million in cost of sales as a result of a reduction of volume at one site that allowed the Predecessor to consolidate production. Assets were written down to fair value based upon current market values of the assets. In 2001, asset impairment charges of $28 million, $10 million and $12 million were recorded by Chassis Systems, Occupant Safety Systems and Automotive Components segments, respectively. These charges, related primarily to the write-down of property, plant and equipment, were recorded as $38 million in cost of sales, $11 million in other (income) expense-net and $1 million in goodwill amortization. Of these charges, $49 million was a result of the reduction of volume, consolidation of production and outsourcing at certain facilities. In 2002, Occupant Safety Systems and Automotive Components segments recorded asset impairment charges of $11 million and $6 million, respectively. Of these charges, $10 million related to the write-down of the investment in two affiliates to fair market value. The remaining $7 million related primarily to the write-down of property, plant and equipment to fair value. Of these charges, $9 million was recorded in other income-net, $7 million in cost of sales and $1 million in amortization of intangible assets.

Pension Plans

During the periods presented, substantially all our employees participated in defined benefit pension plans or retirement/termination indemnity plans. Net pension income included in earnings from continuing operations of the Predecessor for the years ended December 31, 2000, 2001 and 2002 and the two months ended February 28, 2003 was $205 million, $209 million, $222 million and $23 million, respectively. Generally, pension income is required to be retained by the applicable pension plan and is not available for general corporate use. The net pension income during these periods is principally due to the overfunded status of the U.K. defined benefit plan. The fair value of plan assets in excess of the projected benefit obligation for the U.K. plan was $2.4 billion, $1.8 billion, $1.2 billion and $155 million at January 1, 2000, 2001, 2002 and 2003, respectively. The projected benefit obligations in excess of the fair value of plan assets for the U.S. and other plans was $21 million, $174 million, $327 million and

$563 million on January 1, 2000, 2001, 2002 and 2003, respectively. For the seven months ended September 26, 2003, net pension expense of the Successor was $13 million. The pension expense reflects the application of purchase accounting related to the Acquisition, including the recognition of all unamortized gains and losses in the opening balance sheet, and changes in actuarial assumptions at March 1, 2003. The fair value of plan assets in excess of the projected benefit obligations for the U.K. plan was $55 million at March 1, 2003 and the projected benefit obligations in excess of the fair value of plan assets for the U.S. and other plans were $479 million and $322 million, respectively, at March 1, 2003. See "— Critical Accounting Estimates — Employee Benefit Plans", note 14 to the financial statements and "Unaudited Pro Forma Combined and Consolidated Statements of Operations" for further discussion.

As a result of declines in pension asset values, different actuarial assumptions and the application of purchase accounting, the Successor's financial statements for the seven months ended September 26, 2003 reflect net pension expense.

Critical Accounting Estimates

The critical accounting estimates that affect our financial statements and that use judgments and assumptions are listed below. In addition, the likelihood that materially different amounts could be reported under varied conditions and assumptions is noted.

Product Recalls

We are at risk for product recall costs. Recall costs are costs incurred when the customer or we decide to recall a product through a formal campaign, soliciting the return of specific products due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced, customer cost of the recall and labor to remove and replace the defective part. Currently, we are following the accounting policy for recalls of the Predecessor. As such, when a decision to recall a product has been made for which we bear some responsibility, we record the estimated cost to us of the recall as a charge to net earnings in that period, in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies" ("SFAS 5"). In making estimates relating to product recalls, judgment is required as to the number of units to be returned, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us and the customer and, in some cases, the extent to which our supplier will share in the recall cost. As a result, our actual recall costs could be significantly different from our estimated costs.

Effective as of the Acquisition date, we implemented a new methodology for actuarially estimating our recall obligations that differs from that of our predecessor. We engaged independent third-party actuaries to run loss histories for the purpose of establishing loss projections and completed the valuation work in the fourth quarter of 2003. Under the actuarial estimation methodology, we accrue for recalls when revenues are recognized upon the shipment of product. The adoption of this estimation methodology does not have a material effect on the reported results of operations or cash flows for the seven-month period ended September 26, 2003 or any individual quarter within such period. In the future, using an actuarial based estimation will have the effect of better matching revenues and expenses as, relative to the methodology employed by our Predecessor, we will record higher expenses in a period of minor or no recalls and lower expenses in a period of a significant recall since the obligation will have already been accrued as the revenue was recognized.

Impairment of Long-Lived Assets Other Than Intangibles

Long-lived assets other than intangibles are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows to be generated by those assets are less than their carrying value. If the undiscounted cash flows are less than the carrying value of the assets, the assets are written down to their fair value. The determination of undiscounted cash flows is based on the businesses' strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are based on industry specific data. We use external vehicle build assumptions published by widely used external sources and market share data by customer based on known and targeted awards over a five-year period. The projected profit margin assumptions included in the plans are based on the current cost structure and anticipated cost reductions. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different and additional impairment of assets might be required to be recorded.

Goodwill and Other Intangible Assets

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") effective January 1, 2002. SFAS 142 sets forth the accounting for goodwill and intangible assets already recorded. Commencing January 1, 2002, goodwill is no longer being amortized, but is subject to annual impairment analysis. Goodwill impairment testing is required to be performed at the reporting unit level (defined as an operating segment, as that term is used in SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), or one level below the operating segment, depending on whether certain criteria are met). The carrying value of assets, including goodwill, and liabilities are assigned to each reporting unit. The fair value of each reporting unit is then determined and compared to the carrying value. If carrying value exceeds fair value, then a possible impairment of goodwill exists and requires further evaluation. Goodwill was tested for impairment as of January 1, 2002 by comparing the fair values of our three reporting units to their carrying values. The Predecessor determined estimated fair values of its reporting units based on the present value of the estimated future cash flows using a 9% discount rate and concluded there was no impairment of goodwill. With the adoption of SFAS 142, the Predecessor reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments, which resulted in no adjustments being made. In accordance with SFAS 142, carrying amounts in 2001 have not been restated. Future changes in our businesses or the markets for our products could result in impairments of goodwill or other intangible assets that might be required to be recorded.

We have applied the provisions of SFAS No. 141, "Business Combinations" ("SFAS 141") in determining the preliminary purchase price allocation and resulting fair values of assets acquired and liabilities assumed. See note 2 to the unaudited combined and consolidated interim financial statements. After the application of purchase accounting reflecting the preliminary results of the valuation studies necessary to estimate certain fair values, we have recorded approximately $2.7 billion in goodwill resulting from the Acquisition. In accordance with SFAS 142, future changes in our businesses or the markets for our products could result in impairments of such goodwill or other intangible assets recorded in connection with the Acquisition.

Employee Benefit Plans

Assumptions used in determining projected benefit obligations and the fair values of plan assets for our pension plans and other post-retirement benefits are evaluated periodically by management in consultation with an outside actuary. Changes in assumptions are based on relevant company data, such as the rate of increases in compensation levels and the long-term rate of return on plan assets. Critical assumptions such as the expected long-term rate of return on plan assets, the discount rate used to measure our benefit obligations and health care cost projections are evaluated and updated annually. Based on our assumptions as of February 28, 2003, as discussed below, a change in these assumptions, holding all other assumptions constant, would have the following effect on our costs on an annual basis:

	One-fourth-percentage-point change
(Dollars in millions)	Cost increase	Cost decrease
Discount rate	$(4)	$4
Expected long-term rate of return	(11)	11

	One percentage-point change
(Dollars in millions)	Cost increase	Cost decrease

Health care cost trend rate	$11	$(9)

Pensions

We account for our defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), which requires that amounts recognized in financial statements be determined on an actuarial basis. This determination involves the selection of an expected rate of return on plan assets and a discount rate. SFAS 87 and the policies we have used, notably the use of a calculated value of plan assets for pensions (which is further described below), generally reduced the volatility of pension income and expense that would have otherwise resulted from changes in the value of the pension plan assets and pension liability discount rates. A substantial portion of our pension benefits relate to our plans in the United States and the United Kingdom. As discussed in "— Pension plans", the Predecessor's results of operations for the periods presented through February 28, 2003 reflect net pension income due to the overfunded status of our U.K. plan, net of pension expense for our U.S. and other plans. As of September 26, 2003, our results reflect net pension expense due to the combination of a decreased long-term rate of return assumption on the assets, decreased discount rate and use of fair value of plan assets in our purchase accounting, as opposed to the 5-year market related value used historically.

One key assumption in determining our net pension (income) expense in accordance with SFAS 87 is the expected long-term rate of return on plan assets. The expected long-term rate of return on pension assets for 2001 and 2002 were assumed to be 9.5% and 9.0%, respectively, in the United States and 8.75% in the United Kingdom. The actual returns on pension assets were a negative 1.0% in 2000, a negative 4.3% in 2001 and a negative 2.5% in 2002 for the U.S. plans and a negative 0.9% in 2000, a negative 8.6% in 2001 and a negative 14.4% in 2002 for the U.K. plan. Over the last eleven years through December 31, 2002, our U.S. and U.K. plans have averaged returns of 8.4% and 8.2%, respectively. As of December 31, 2002, the Predecessor assumed long-term rates of return on pension assets of 9.0% in the United States and 8.75% in the United Kingdom. These rates were used for the two-month period ended February 28, 2003. Beginning March 1, 2003, we are using assumed long-term rates of return on pension assets of 8.5% in the United States and 7.75% in the United Kingdom. The actual returns on pension assets for the seven-month period ended September 26, 2003 were 16.9% in the United States and 13.4% in the United Kingdom. We review our long-term rate of return assumptions annually through comparison of our historical actual rates of return with our expectations, consultation with our actuaries regarding the assumptions used by other large companies and consultation with our investment managers regarding their expectations for future returns. While we believe our assumptions of future returns are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pension (income) expense. The expected long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension (income) expense. The difference between this expected return and the actual return on plan assets is deferred and amortized over the average remaining working life of the employees in each plan. While there were unrecognized losses that existed in the Predecessor's pension plans historically, the Predecessor amortized the asset gains and losses over five years for determining the market related value of assets used to calculate the expected return component of pension income. The fair value of the plan assets as of February 28, 2003 was used to compute the expected return on plan assets that was included in the pension expense of the Successor for the seven months ended September 26, 2003.

Another key assumption in determining our net pension (income) expense is the determination of the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency, and we review the assumption with our actuary. As of December 31, 2001, the Predecessor determined its pension discount rates to be 7.25% for the U.S. plans and 5.75% for the U.K. plan. As of December 31, 2002, the Predecessor assumed discount rates of 6.5% and 5.5% for the U.S. plans and the U.K. plan, respectively. These rates were used for the two month period ended February 28, 2003. Beginning March 1, 2003, we are using discount rates of 6.25% and 5.5% for the U.S. plans and the U.K. plan respectively. Changes in discount rates over the past three years have not materially affected pension income (expense), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred historically as allowed by SFAS 87. As a result of the Acquisition and the application of purchase accounting, all unamortized historical changes were immediately recognized in the opening balance sheet.

Other Post-Retirement Benefits

We account for our OPEB in accordance with SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" ("SFAS 106"), which requires that amounts recognized in financial statements be determined on an actuarial basis. This determination requires the selection of a discount rate and health care cost trend rates used to value benefit obligations. The discount rate reflects the current rate at which the OPEB liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency and we review the assumption with our actuary. As of December 31, 2001, the Predecessor determined its discount rate for OPEB to be 7.25%. The Predecessor used a discount rate for OPEB of 6.5% for the two month period ended February 28, 2003, based on information available as of December 31, 2002. Beginning March 1, 2003, we are using a discount rate for OPEB of 6.25%. We develop our estimate of the health care cost trend rates used to value benefit obligations through review of our recent health care cost trend experience and through discussions with our actuary regarding the experience of similar companies. At December 31, 2001, the Predecessor assumed a 6.4% annual rate of increase in the per capita cost of covered health care benefits for the U.S. plan (representing substantially all of the OPEB benefits) which was assumed to gradually decrease to 5.1% in the year 2009 and remain at that level thereafter. At December 31, 2002, the Predecessor assumed a 10.0% annual rate of increase in the per capita cost of covered health care benefits for the U.S. plan, which was assumed to decrease gradually to 5.0% over eight years and remain at that level thereafter. This assumption was not changed upon the Acquisition. We fund our OPEB obligation on a pay-as-you-go basis and have no plan assets. Changes in the assumed discount rate or health care cost trend rate can have a significant impact on our actuarially determined liability and related OPEB expense.

Environmental

Governmental regulations relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had, and will continue to have, an effect on our operations and us. We have made and continue to make expenditures for projects relating to the environment, including pollution control devices for new and existing facilities. We are conducting a number of environmental investigations and remedial actions at current and former locations to comply with applicable requirements and, along with other companies, have been named a potentially responsible party for certain waste management sites.

A reserve estimate for each matter is established using standard engineering cost estimating techniques on an undiscounted basis. In the determination of such costs, consideration is given to the professional judgment of our environmental engineers, in consultation with outside environmental specialists, when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. Each of the environmental matters is subject to various uncertainties, and some of these matters may be resolved unfavorably to us. We believe that any liability, in excess of amounts accrued in our consolidated financial statements, that may result from the resolution of these matters for which sufficient information is available to support cost estimates, will not have a material adverse affect on our financial position, result of operations or cash flows. However, we cannot predict the effect on our financial position, results of operations or cash flows for aspects of certain matters for which there is insufficient information. In addition, we cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters.

Results of Operations on a Pro Forma Basis

The following unaudited pro forma combined and consolidated statements of operations for the nine months ended September 26, 2003 and September 27, 2002 include adjustments to reflect the effect of the Transactions as if they had occurred on January 1, 2002. These unaudited pro forma combined and consolidated statements of operations and related notes are provided for informational purposes only and do not purport to be indicative of the results which would have actually been attained had the Transactions occurred as of January 1, 2002 or that may be attained in the future.

Total Company Results of Operations

PRO FORMA COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 26, 2003
(Unaudited)

(Dollars in millions)	Predecessor Historical Two months ended February 28, 2003	Successor Historical Seven months ended September 26, 2003	Pro forma Adjustments		Pro forma
Sales	$1,916	$6,453	$(43	)(a)	$8,326
Cost of sales	1,686	5,782	(100	)(b)	7,368
Gross profit	230	671	57		958
Administrative and selling expenses	100	302	(2	)(c)	400
Research and development expenses	27	92	—		119
Purchased in-process research and development	—	85	(85	)(d)	—
Amortization of intangible assets	2	19	3	(e)	24
Other expense (income)—net	4	(28)	(1	)(f)	(25)
Operating income	97	201	142		440
Interest expense	48	209	(16	)(g)	241
Interest income	(1)	(5)	1	(g)	(5)
Losses on sales of receivables	—	25	(17	)(g)	8
Loss on retirement of debt	—	31	(31	)(h)	—
Earnings before income taxes	50	(59)	205		196
Income tax expense	19	41	42	(i)	102
Net earnings (losses)	$31	$(100)	$163		$94

(a)	Reflects the elimination of the sales of TKS, which was not transferred to us as part of the Acquisition. See note 1 to the unaudited combined and consolidated interim financial statements.
(b)	Reflects the elimination of $40 million of cost of sales of TKS, $12 million in pension and OPEB adjustments as a result of purchase accounting, the elimination of the effects of a $43 million inventory write-up recorded as a result of the Acquisition and $5 million net decrease in depreciation and amortization expense resulting from fair value adjustments to fixed assets and certain intangibles.
(c)	Reflects the elimination of $1 million administrative and selling expense of TKS, the addition of $1 million in the annual monitoring fee payable to an affiliate of Blackstone and $2 million decrease in depreciation and amortization expense resulting from fair value adjustments to fixed assets and capitalized software.

(d)	Reflects the elimination of the fair value of purchased in-process research and development expensed as a result of purchase accounting.
(e)	Reflects the incremental increase in amortization expense resulting from assignment of fair value to certain intangible assets.
(f)	Reflects the elimination of $1 million other expense related to TKS.
(g)	Reflects adjustments to present pro forma net financing costs based upon our new capital structure and the initiation of our receivables facility.
(h)	Reflects the elimination of the loss on retirement of debt in connection with the July 2003 refinancing of certain portions of the senior credit facilities. See "Summary—Transactions."
(i)	Reflects the tax effect of the above adjustments at the applicable tax rates.

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 27, 2002
(Unaudited)

(Dollars in millions)	Predecessor Historical	Pro forma Adjustments		Pro forma
Sales	$7,956	$(183	)(a)	$7,773
Cost of sales	6,946	(198	)(b)	6,748
Gross profit	1,010	15		1,025
Administrative and selling expenses	386	(29	)(c)	357
Research and development expenses	108	—		108
Amortization of intangible assets	11	13	(d)	24
Other expense — net	(6)	(6	)(e)	(12)
Operating income	511	37		548
Interest expense	210	22	(f)	232
Interest income	(4)	—		(4)
Loss on sale of receivables	5	(2	)(f)	3
Gain on retirement of debt	(4)	4	(g)	—
Earnings before income taxes	304	13		317
Income tax expense	107	2	(h)	109
Net earnings	$197	$11		$208

(a)	Reflects the elimination of sales of TKS, which was not transferred to us as part of the Acquisition. See note 1 to the unaudited combined and consolidated interim financial statements.
(b)	Reflects the elimination of $169 million of cost of sales of TKS, $7 million in pension adjustments as a result of purchase accounting and $22 million net decrease in depreciation and amortization expense resulting from fair value adjustments to fixed assets and certain intangibles.
(c)	Reflects the elimination of $2 million in administrative and selling expenses for TKS, $21 million net reduction in historical corporate allocations compared to estimated stand alone costs including the annual monitoring fee and $6 million net decrease in depreciation and amortization expense resulting primarily from fair value adjustments to fixed assets and certain intangibles.
(d)	Reflects the incremental increase in amortization expense resulting from fair value adjustments to certain intangibles.
(e)	Reflects the elimination of $6 million of other expense related to TKS.

(f)	Reflects adjustments to show pro forma net financing costs based upon our new capital structure and the initiation of our receivables facility.
(g)	Reflects the elimination of the gain on the repurchase of £5.4 million Lucas Varity senior notes in the first quarter of 2002. Gain was reclassified from "extraordinary items" to "earnings before income taxes" under SFAS 145, as of January 1, 2003.
(h)	Reflects the tax effect of the above adjustments at applicable tax rates.

The historical and pro forma results of operations of the Predecessor and the Successor reflect the impact of various unusual items during the periods discussed. Earnings (losses) from continuing operations (pretax) for the historical years ended December 31, 2000, 2001 and 2002 and the pro forma nine months ended September 27, 2002 and September 26, 2003 were negatively impacted by the effects of these unusual items as presented in the following table:

	Predecessor			Pro forma
	Year ended December 31,			Nine months ended September 27, 2002	Nine months ended September 26, 2003
(Dollars in millions)	2000	2001	2002
				(unaudited)	(unaudited)
Restructuring charges:
Severance and other (cash)	$(77)	$(189)	$(27)	$(7)	$(19)
Asset impairments (non-cash)	(8)	(24)	(32)	(9)	—
Total restructuring charges	(85)	(213)	(59)	(16)	(19)
Asset impairment charges other than restructuring	(67)	(50)	(17)	(10)	—
Pending and threatened litigation and claims, including certain warranty claims in 2000	(65)	(36)	(2)	(2)	—
Gain (loss) on retirement of debt	—	—	4	—	—
Net gain from the sale of assets	21	18	12	12	—
Unrealized losses on foreign currency hedges and expenses related to the acquisition of Lucas Varity	(9)	—	—	—	—
Northrop Grumman/TRW merger-related transaction costs	—	—	(23)	—	(6)
Other charges	(17)	—	—	—	—
Unusual items included in earnings (losses) from continuing operations (pretax)	(222)	(281)	(85)	(16)	(25)
Less:
(Gain) loss on retirement of debt	—	—	(4)	—	—
Unusual items in amortization of goodwill and intangible assets	—	1	1	1	—
Unusual items included in EBITDA	$(222)	$(280)	$(88)	$(15)	$(25)

These unusual items are classified in the statements of operations as follows:

	Predecessor			Pro forma
	Year ended December 31,			Nine months ended September 27, 2002	Nine months ended September 26, 2003
(Dollars in millions)	2000	2001	2002
				(unaudited)	(unaudited)
Cost of sales	$147	$169	$61	$21	$11
Administrative and selling expenses	42	87	35	2	13
Amortization of goodwill and intangible assets	—	1	1	1	—
Other expense (income)—net	33	24	(8)	(8)	1
(Gain) loss on retirement of debt	—	—	(4)	—	—
Reduction in earnings (losses) from continuing operations (pretax)	$222	$281	$85	$16	$25

Pro Forma Nine Months Ended September 26, 2003 Compared to Pro Forma Nine Months Ended September 27, 2002

Sales for the nine months ended September 26, 2003 of $8,326 million increased $553 million from $7,773 million for the nine months ended September 27, 2002. Higher sales resulted primarily from the favorable impact of foreign currency exchange of $680 million partially offset by business divestitures of $30 million and $97 million for the unfavorable impact of price reductions in excess of higher volume from new product growth. This higher volume was achieved despite a lower level of underlying industry production in both North America and Europe.

Gross profit for the nine months ended September 26, 2003 of $958 million declined $67 million from $1,025 million for the nine months ended September 27, 2002. The decrease resulted from a decline in net pension and OPEB income of $156 million, and the net combined unfavorable impact of negative product mix and higher volume of $82 million, partially offset by the favorable impact of foreign currency exchange of $83 million, cost reduction savings in excess of inflation and lower pricing of $73 million, lower charges for unusual items of $10 million, and lower product launch costs of $4 million. Gross profit for the nine months ended September 26, 2003 was reduced by unusual items of $11 million, which were primarily restructuring costs for severance. Net pension and OPEB expense included in gross profit for the nine months ended September 26, 2003 was approximately $16 million compared to income of approximately $140 million for the nine months ended September 27, 2002. Gross profit for the nine months ended September 27, 2002 was reduced by unusual items of $21 million, which consisted of restructuring expense primarily for severance of $12 million, restructuring expense for asset impairments of $2 million, and asset impairment charges other than restructuring of $7 million. Gross profit as a percentage of sales for the nine months ended September 26, 2003 was 11.5% compared to 13.2% for the nine months ended September 27, 2002.

Administrative and selling expenses for the nine months ended September 26, 2003 of $400 million increased $43 million from $357 million for the nine months ended September 27, 2002. Higher costs resulted primarily from the unfavorable impact of foreign currency exchange of $21 million, an increase in charges for unusual items of $11 million, an increase in inflation, net of cost reductions, of $6 million, and an increase in advertising and professional fees of $5 million. Administrative and selling expenses for the nine months ended September 26, 2003 included $13 million of charges for unusual items, which consisted of approximately $5 million for costs associated with our separation from Northrop Grumman and $8 million of restructuring costs. Net pension and OPEB expense included in administrative and selling expenses for the nine months ended September 26, 2003 and September 27, 2002 was approximately $19 million and $17 million, respectively. Administrative and selling expenses as a percentage of sales were 4.8% for the nine months ended September 26, 2003 compared to 4.6% for the nine months ended September 27, 2002.

Research and development expenses were $119 million for the nine months ended September 26, 2003 compared to $108 million for the nine months ended September 27, 2002. Expenses increased primarily due to the unfavorable impact of foreign currency exchange of $10 million. Research and development expenses as a percentage of sales were 1.4% for the nine months ended September 26, 2003 and 1.4% for the nine months ended September 27, 2002.

Other (income) expense – net for the nine months ended September 26, 2003 was income of $25 million compared to income of $12 million for the nine months ended September 27, 2002. Other income for the nine months ended September 26, 2003 consisted of unrealized foreign currency exchange gains of $12 million, earnings of affiliates of $6 million, asset impairment charges of $1 million, minority interest expenses of $11 million, and other miscellaneous income of $19 million. Other income for the nine months ended September 27, 2002 consisted of unrealized foreign currency exchange losses of $3 million, earnings of affiliates of $5 million, net gain on sales of assets of $12 million, asset impairment charges of $9 million, minority interest expenses of $10 million, and other income of $17 million.

Interest expense for the nine months ended September 26, 2003 was $241 million compared to $232 million for the nine months ended September 27, 2002.

The effective tax rate for the nine months ended September 26, 2003 was 52%. This rate was higher than the statutory rate due primarily to tax losses in the United States, where tax benefits for net operating losses are being fully reserved. These tax losses were primarily attributable to interest expense. For the two months ended February 28, 2003, the combined statement of earnings included an allocation to the Predecessor of TRW's and Northrop Grumman's income taxes (credits) in amounts generally equivalent to the provisions that would have resulted had these entities filed separate income tax returns for the period presented.

Earnings before interest, taxes, depreciation and amortization (EBITDA): EBITDA is defined as earnings (losses) from continuing operations before interest, losses on sales of receivables, gain (loss) on retirement of debt, taxes, depreciation and amortization ("EBITDA"). EBITDA for the nine months ended September 26, 2003 was $798 million compared to $899 million for the nine months ended September 27, 2002. The decrease resulted primarily from a decline in net pension and OPEB income of $158 million and the net unfavorable impact of negative product mix partially offset by higher volume of $82 million, an increase in charges for unusual items of $10 million and other net costs of $5 million. These decreases were largely offset by the favorable impact of foreign currency of $94 million (which includes a $15 million non-cash unrealized currency translation gain on debt positions), and savings from cost reduction activities in excess of inflation and lower pricing of $60 million. Net pension and OPEB expense for the nine months ended September 26, 2003 was $35 million compared to income of $123 million for the nine months ended September 27, 2002. EBITDA for the nine months ended September 26, 2003 was reduced by unusual items of $25 million, which consisted of restructuring expenses principally for severance of $19 million and $6 million for costs associated with our separation from Northrop Grumman. EBITDA for the nine months ended September 27, 2002 was reduced by unusual items totaling $15 million, which consisted of restructuring expense mainly for severance of $7 million, restructuring expense for asset impairments of $9 million, asset impairment charges other than restructuring of $10 million, charges for pending and threatened litigation and claims of $2 million, and net gain on sale of assets of $12 million.

EBITDA, a measure used by management to measure performance, is reconciled to net earnings (losses) in the following table. Our management believes EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net earnings (losses) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA, as presented herein, differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

The following table provides a reconciliation of net earnings to EBITDA:

	Pro forma nine months ended
(Dollars in millions)	September 27, 2002	September 26, 2003
Net earnings	$208	$94
Depreciation and amortization	351	358
Interest expense	232	241
Interest income	(4)	(5)
Losses on sales of receivables	3	8
Income tax expense	109	102
EBITDA	$899	$798

Short Period Discussions on a Historical Basis

As a result of the Acquisition, our historical results of operations for the seven months ended September 26, 2003 are reported on a different basis under the purchase method of accounting and thus are not comparable to previous periods of the Predecessor. Following is a discussion of the results of operations of the Predecessor for the two months ended February 28, 2003 and of the Successor for the seven months ended September 26, 2003 on a historical basis.

Two Months Ended February 28, 2003

For the two months ended February 28, 2003, the Predecessor generated sales of $1,916 million, with cost of sales of $1,686 million, resulting in a gross profit of $230 million and a gross profit margin of 12.0%. Administrative and selling expenses were $100 million or 5.2% of sales. Research and development expenses were $27 million or 1.4% of sales. Amortization of intangible assets was $2 million, other expense was $4 million and operating income was $97 million or 5.1% of sales. Interest expense was $48 million, interest income was $1 million and income tax expense was $19 million. Net earnings were $31 million or 1.6% of sales.

Seven Months Ended September 26, 2003

For the seven months ended September 26, 2003, the Successor generated sales of $6,453 million, with cost of sales of $5,782 million, resulting in a gross profit of $671 million and a gross profit margin of 10.4%. Administrative and selling expenses were $302 million or 4.7% of sales. Research and development expenses were $92 million or 1.4% of sales. Amortization of intangible assets was $19 million, other income was $28 million and operating income was $201 million or 3.1% of sales. Interest expense was $209 million, interest income was $5 million, loss on sale of receivables was $25 million, loss on retirement of debt was $31 million, and income tax expense was $41 million. Net losses were $100 million or 1.5% of sales. Included in cost of sales for the seven months ended September 26, 2003 was a $43 million charge for the reversal of inventory fair value write-up recorded as of the Acquisition date, relating to inventory sold during the period. Included in interest expense was $11 million related to bridge commitment fees and $5 million of net interest expense on borrowed funds held in escrow prior to the closing of the Acquisition. Included in loss on sale of receivables was $18 million of one-time fees related to the establishment of the receivables facility.

Historical 2002 Compared to 2001

Sales for 2002 of $10.6 billion increased $539 million from $10.1 billion in 2001. The increase resulted from higher volume, net of price reductions, of $384 million, and the positive impact of foreign currency exchange of $224 million, partially offset by the effect of divestitures completed in 2001 of $69 million. Higher volume primarily reflected higher customer vehicle production in North America and sales growth in the Asia Pacific region.

Gross profit for 2002 of $1,315 million increased $213 million from $1,102 million in 2001. The increase was primarily due to a decrease in unusual items of $108 million, the combined effect of savings from cost reduction activities and a seat belt recall in the third quarter of 2001, net of price reductions and inflation, of $104 million, the net positive impact of higher sales volume and product mix of $24 million, higher U.K. pension income of $16 million, and the favorable effect of foreign currency exchange of $13 million. This increase was partially offset by a combination of higher costs due to a product launch in Europe, a temporary increase in costs following the closing of a facility in Europe and asset write-offs totaling $32 million, and the impact of divestitures completed in 2001 of $23 million. Gross profit in 2002 was reduced by unusual items totaling $61 million, consisting of restructuring charges of $43 million, principally for asset impairments and severance related expenses, asset impairment charges other than restructuring of $14 million and other charges related to employee compensation arising from the Northrop Grumman acquisition of TRW of $4 million. Gross profit in 2001 was reduced by unusual items totaling $169 million, consisting of $126 million in restructuring expenses, asset impairment charges other than restructuring of $38 million and other charges of $5 million. Gross profit margin for 2002 increased to 12.4% from 10.9% in 2001.

Administrative and selling expenses for 2002 of $541 million decreased $56 million from $597 million in 2001. Lower expenses resulted primarily from a decrease in unusual items of $52 million, the effect of divestitures completed in 2001 of $10 million and net cost reductions of $6 million, partially offset by the unfavorable effect of foreign currency exchange of $6 million and higher costs associated with increased volume of $4 million. Administrative and selling expenses in 2002 included charges for unusual items of $35 million, consisting of restructuring expenses primarily for severance of $16 million and other charges of $19 million related to employee compensation arising from the Northrop Grumman acquisition of TRW. Administrative and selling expenses in 2001 included unusual items related to restructuring charges of $87 million. Administrative and selling expenses as a percentage of sales were 5.1% in 2002 compared to 5.9 % in 2001.

Research and development expenses were $151 million in 2002 and $131 million in 2001. The increase in expenses is primarily due to additional engineering costs on next generation vehicle control systems and the unfavorable effect of foreign currency exchange.

Interest expense for 2002 of $316 million decreased $57 million from $373 million in 2001. The decrease resulted from lower average debt outstanding and lower short-term interest rates in the United States.

Amortization of intangible assets and goodwill was $15 million in 2002 compared to $78 million in 2001. The decrease resulted primarily from the adoption of SFAS 142 on January 1, 2002, in accordance with which goodwill is no longer amortized.

Other (income) expense — net was income of $6 million and $2 million for 2002 and 2001, respectively. Other income for 2002 consisted of net gain on sale of assets of $12 million, earnings of affiliates of $6 million and miscellaneous other income of $4 million, partially offset by asset impairment charges of $9 million and foreign currency exchange losses of $7 million. Other income for 2001 consisted of a net gain on the sale of assets of $18 million, primarily from the disposition of electrical products and aftermarket businesses in India and Turkey, earnings of affiliates of $9 million and other income of $15 million, partially offset by pending and threatened litigation expenses of $29 million and asset impairment charges of $11 million.

The effective tax rate was 45.9% in both 2002 and 2001.

EBITDA for 2002 of $1,123 million increased $277 million from $846 million for 2001. The increase resulted primarily from a reduction in unusual items of $192 million, the combined positive impact of a seatbelt recall in 2001 and cost reductions in excess of lower pricing and inflation of $102 million, the favorable impact of foreign currency exchange of $16 million, the net positive impact of higher volume partially reduced by a shift to lower margin products of $11 million, and an increase in net pension and OPEB income of $10 million. The increase was partially reduced by higher costs related to a product launch in Europe, a temporary increase in costs following the closure of a facility in Europe and asset write-offs totaling $32 million, and the unfavorable impact of divestitures completed in 2001 of $10 million. EBITDA for 2002 included unusual items totaling $88 million, consisting of restructuring charges of $58 million, asset impairment charges other than restructuring of $17 million, charges related to the acquisition of TRW by Northrop Grumman of $23 million, litigation charges of $2 million and gains on asset sales of $12 million. EBITDA for 2001 included unusual items aggregating $280 million, consisting of restructuring charges of $213 million, asset impairment charges other than restructuring of $49 million, charges for pending and threatened litigation and claims of $36 million, and gains on the sale of assets of $18 million. EBITDA included net pension and OPEB income of $153 million in 2002 and $143 million in 2001.

Following is a reconciliation of net earnings (losses) to EBITDA:

	Predecessor
	Year ended December 31,
(Dollars in millions)	2001	2002
Net earnings (losses)	$(25)	$164
Depreciation and amortization	548	509
Interest expense	373	316
Interest income	(10)	(7)
Losses on sales of receivables	1	7
Gain on retirement of debt	—	(4)
Income tax expense (benefit)	(30)	138
Discontinued operations, net of income taxes	(11)	—
EBITDA	$846	$1,123

Historical 2001 Compared to 2000

Sales for 2001 of $10.1 billion decreased approximately $830 million from $10.9 billion in 2000. The decrease resulted primarily from $282 million of reduced sales due to the effects of a decline in vehicle production by our customers, primarily in North America, the negative effect of foreign currency exchange of $211 million, business divestitures of $198 million and lower pricing of $150 million.

Gross profit for 2001 of $1,102 million decreased $381 million from $1,483 million in 2000. The decrease was primarily due to lower volume and lower margin on new products of $207 million, lower pricing of $150 million, increased warranty and recall charges of $29 million, the effect of foreign currency exchange of $39 million, divestitures of $58 million and an increase in unusual items of $22 million, partially offset by net cost reductions of $146 million. Gross profit for 2001 was negatively impacted by unusual items totaling $169 million, consisting of $126 million in restructuring expenses, asset impairment charges of $38 million and other charges of $5 million. Gross profit for 2000 was reduced by unusual items totaling $147 million, consisting of restructuring charges of $43 million, charges for the impairment of assets of $67 million and other charges of $37 million, primarily for certain warranty costs. Gross profit margin for 2001 decreased to 10.9% from 13.6% in 2000.

Administrative and selling expenses for 2001 of $597 million decreased $73 million from $670 million in 2000, primarily due to the effects of divestitures of $35 million, cost reductions and lower general and administrative corporate expenses allocated to us of $61 million and the effect of foreign currency exchange of $10 million, which were partially offset by an increase in restructuring charges of $45 million. Administrative and selling expenses included unusual items related to restructuring charges of $87 million in 2001 and $42 million in 2000. Administrative and selling expenses as a percentage of sales improved to 5.9% in 2001 from 6.1% in 2000.

Research and development expenses for 2001 were $131 million and $167 million in 2000. Lower spending on research and development was primarily the result of cost reductions of $17 million and a shift in resources to applications engineering, which relates to applying products to fit customers' needs, of $13 million.

Interest expense for 2001 of $373 million decreased $14 million from $387 million in 2000 as a result of lower short-term interest rates in the United States and lower average debt balances, including debt allocated from TRW.

Other (income) expense — net was income of $2 million and zero in 2001 and 2000, respectively. Included in 2001 were net gains on sales of assets of $18 million, primarily from the disposition of electrical products and aftermarket businesses in India and Turkey, asset impairment charges of $11 million, pending and threatened litigation expenses of $29 million, earnings of affiliates of $9 million and other income of $15 million. Included in 2000 were net gains on sales of assets of $22 million, primarily from the disposition of Nelson Stud Welding and Australian Steering, offset by $9 million of unrealized losses on foreign currency hedges associated with the Lucas Varity acquisition, pending and threatened litigation charges of $25 million, earnings of affiliates of $7 million and other income of $5 million.

The effective tax rate in 2001 was 45.9% compared to 51.9% in 2000. The decrease in the effective tax rate resulted primarily from the loss position in 2001, lower foreign taxes in 2001 and non-deductible penalties in 2000.

EBITDA for 2001 of $846 million decreased $301 million from $1,147 million for 2000. The decrease resulted primarily from the combined impact of lower sales volume and lower margin on new products of $207 million, an increase in charges for unusual items of $58 million, the impact of unfavorable foreign currency exchange of $42 million, increased warranty and recall charges of $29 million, and divestitures of $23 million, partially offset by cost reductions in excess of lower pricing and inflation of $70 million. EBITDA for 2001 included unusual items aggregating $280 million, consisting of restructuring charges of $213 million, asset impairment charges other than restructuring of $49 million, and pending and threatened litigation and claims of $36 million, partially offset by gains on the sale of assets of $18 million. EBITDA for 2000 included unusual items totaling $222 million, consisting of restructuring charges of $85 million, asset impairment charges other than restructuring of $67 million, pending and threatened litigation charges of $65 million, unrealized losses on foreign currency hedges and expenses related to the acquisition of Lucas Varity of $9 million, and other charges of $17 million, partially offset by gains on the sale of assets of $21 million. EBITDA included net pension and OPEB income of $143 million in 2001 and $146 million in 2000.

Following is a reconciliation of net earnings to EBITDA:

	Predecessor
	Year ended December 31,
(Dollars in millions)	2000	2001
Net earnings (losses)	$97	$(25)
Depreciation and amortization	577	548
Interest expense	387	373
Interest income	(13)	(10)
Losses on sales of receivables	—	1
Gain on retirement of debt	—	—
Income tax expense (benefit)	102	(30)
Discontinued operations, net of income taxes	(3)	(11)
EBITDA	$1,147	$846

Segment Results of Operations

The following table reconciles pro forma segment sales and profit before taxes to pro forma consolidated sales and profit before taxes for the nine month periods ended September 26, 2003 and September 27, 2002. See note 9 to the unaudited combined and consolidated interim financial statements for the reconciliation of historical segment sales and profit before taxes to historical consolidated amounts for the periods presented.

	Pro forma
(Dollars in millions)	Nine months ended September 27, 2002	Nine months ended September 26, 2003
Sales:
Chassis Systems	$4,369	$4,782
Occupant Safety Systems	2,346	2,426
Automotive Components	1,058	1,118
	$7,773	$8,326

Profit before taxes:
Chassis Systems	$233	$196
Occupant Safety Systems	156	218
Automotive Components	106	95
Segment profit before taxes	495	509
Corporate expense and other	(88)	(87)
Financing costs	(233)	(246)
Net employee benefits income	143	20
Profit before taxes	$317	$196

Chassis Systems

For the Nine Months Ended September 26, 2003

(Dollars in millions)	Predecessor Historical Two months ended February 28, 2003	Successor Historical Seven months ended September 26, 2003	Pro forma adjustments	Pro forma
Sales	$1,110	$3,715	$(43)	$4,782
Profit before taxes	$46	$60	$90	$196
Unusual items — expense included in profit before taxes	$(2)	$(16)	$—	$(18)

For the Nine Months Ended September 27, 2002

(Dollars in millions)	Predecessor Historical	Pro forma Adjustments	Pro forma
Sales	$4,552	$(183)	$4,369
Profit before taxes	$214	$19	$233
Unusual items — expense included in profit before taxes	$(14)	$—	$(14)

For the Three Years Ended December 31,

	Year ended December 31,
(Dollars in millions)	2000	2001	2002
Sales	$5,970	$5,617	$6,078
Profit before taxes	$371	$228	$256
Unusual items — expense included in profit before taxes	$(101)	$(110)	$(26)

Pro Forma Nine Months Ended September 26, 2003 Compared to Pro Forma Nine Months Ended September 27, 2002

Sales for the nine months ended September 26, 2003 of $4,782 million increased $413 million from $4,369 million for the nine months ended September 27, 2002. The increase resulted from the favorable impact of foreign currency exchange of $365 million and $48 million for the net combined favorable impact of higher customer volume and new product growth, net of lower pricing.

Profit before taxes for the nine months ended September 26, 2003 of $196 million declined $37 million from $233 million for the nine months September 27, 2002. The decrease resulted primarily from the impact of an unfavorable product mix in excess of the effect of higher volume of $46 million, and an increase in net pension and OPEB expense of approximately $25 million, partially offset by the favorable impact of foreign currency exchange of $14 million and savings from cost reduction activities in excess of inflation and lower pricing of $21 million. Unusual items for the nine months ended September 26, 2003 included restructuring expense of $18 million, primarily severance due to workforce reductions. Unusual items for the nine months ended September 27, 2002 included restructuring expense of $8 million, primarily for severance, and asset impairment charges other than restructuring of $6 million.

Historical 2002 Compared to 2001

Sales for 2002 of $6,078 million increased $461 million from $5,617 million in 2001. The increase in 2002 sales resulted primarily from higher volume, net of price reductions, of $346 million and the favorable impact of foreign currency exchange of $114 million. Higher volume was mainly due to increased vehicle customer production in North America and sales growth in the Asia Pacific region.

Profit before taxes for 2002 of $256 million increased $28 million from $228 million in 2001. The increase resulted primarily from a decrease of $84 million in unusual items and the positive impact of higher volume and product mix of $8 million, partially offset by the negative impact of lower pricing and inflation in excess of cost reductions of $27 million, a combination of higher costs due to a product launch in Europe, temporary cost increases following the closing of a facility in Europe and asset write-offs totaling $25 million, and the unfavorable effect of foreign currency exchange of $5 million. Unusual items in 2002 included restructuring charges of $20 million, primarily for severance and asset impairments, and asset impairment charges other than restructuring of $6 million. Unusual items in 2001 included several restructuring program charges aggregating $86 million, asset impairment charges of $28 million and other charges of $5 million, partially offset by gains on asset sales of $9 million.

Historical 2001 Compared to 2000

Sales for 2001 of $5,617 million decreased $353 million from $5,970 million in 2000. The decrease in 2001 sales resulted primarily from lower volume of $178 million due to lower vehicle production in North America partially offset by higher vehicle production in Europe, the effect of foreign currency exchange of $134 million and lower pricing of $32 million.

Profit before taxes for 2001 of $228 million decreased $143 million from $371 million in 2000. The decrease resulted primarily from lower sales volume and lower margin on new products totaling $159 million, lower pricing of $32 million, the effect of foreign currency exchange of $17 million and a $9 million increase in unusual items, partially offset by net cost reductions of $77 million. Unusual items in 2001 included several restructuring program charges aggregating $86 million, asset impairment charges of $28 million and other charges of $5 million, partially offset by gains on asset sales of $9 million. Unusual items included in profit before taxes in 2000 included restructuring charges of $45 million, a charge for certain warranty and other costs of $47 million and losses incurred on business disposals of $9 million.

Occupant Safety Systems

For the Nine Months Ended September 26, 2003

(Dollars in millions)	Predecessor Historical Two months ended February 28, 2003	Successor Historical Seven months ended September 26, 2003	Pro forma adjustments	Pro forma
Sales	$555	$1,871	$—	$2,426
Profit before taxes	$53	$132	$33	$218
Unusual items — expense included in profit before taxes	$(1)	$—	$—	$(1)

For the Nine Months Ended September 27, 2002

(Dollars in millions)	Predecessor Historical	Pro forma Adjustments	Pro forma
Sales	$2,346	$—	$2,346
Profit before taxes	$164	$(8)	$156
Unusual items — expense included in profit before taxes	$(19)	$—	$(19)

For the Three Years Ended December 31,

	Year ended December 31,
(Dollars in millions)	2000	2001	2002
Sales	$3,182	$2,997	$3,143
Profit before taxes	$134	$110	$224
Unusual items — expense included in profit before taxes	$(105)	$(57)	$(47)

Pro Forma Nine Months Ended September 26, 2003 Compared to Pro Forma Nine Months Ended September 27, 2002

Sales for the nine months ended September 26, 2003 of $2,426 million increased $80 million from $2,346 million for the nine months ended September 27, 2002. The increase resulted from the favorable impact of foreign currency exchange of $215 million that was partially offset by a net combination of lower volume and price reductions totaling $105 million, and a business divestiture of $30 million.

Profit before taxes for the nine months ended September 26, 2003 of $218 million increased $62 million from $156 million for the nine months ended September 27, 2002. The increase reflected savings from cost reductions in excess of inflation and price givebacks of $47 million, the favorable impact of foreign currency exchange of $27 million and a decrease in charges for unusual items of $18 million, partially offset by the unfavorable impact of lower volume and negative product mix of $25 million. Unusual items for the nine months ended September 26, 2003 consisted of restructuring expense of $1 million. Unusual items for the nine months ended September 27, 2002 included restructuring charges of $9 million consisting mostly of severance, asset impairment charges other than restructuring of $7 million and a writedown of an investment in an affiliate of $3 million.

Historical 2002 Compared to 2001

Sales for 2002 of $3,143 million increased $146 million from $2,997 million in 2001. Increased sales resulted from the favorable impact of foreign currency exchange of $74 million and the positive impact of higher volume, net of lower pricing, of $72 million.

Profit before taxes for 2002 of $224 million increased $114 million compared to $110 million in 2001. The increase primarily reflected the net combined effect of a seat belt recall in 2001 and cost reductions in excess of lower pricing and inflation of $93 million, the net positive impact of higher volume and product mix of $9 million, the favorable effect of foreign currency exchange of $9 million and a decrease in unusual items of $10 million, partially offset by asset write-offs totaling $6 million. Unusual items in 2002 totaled $47 million, consisting primarily of restructuring charges for asset impairments of $21 million, restructuring charges primarily for severance of $13 million, and asset impairment charges other than restructuring of $12 million. Unusual items in 2001 included several restructuring program charges aggregating $47 million and asset impairment charges of $10 million.

Historical 2001 Compared to 2000

Sales for 2001 of $2,997 million decreased $185 million from $3,182 million in 2000. The decrease in 2001 sales resulted primarily from lower pricing of $107 million, the effect of foreign currency exchange of $59 million and lower volume of $26 million due to lower production in North America slightly offset by higher vehicle production in Europe.

Profit before taxes for 2001 of $110 million decreased $24 million from $134 million in 2000. The decrease resulted primarily from lower pricing of $107 million, lower sales volume and lower margin on new products of $31 million, increased charges from the effect of a seat belt recall of $17 million, the effect of foreign currency exchange of $6 million, partially offset by cost reductions of $93 million and a decrease of $48 million in unusual items. Unusual items in 2001 included several restructuring program charges aggregating $47 million and asset impairment charges of $10 million. Unusual items included in profit before taxes in 2000 included restructuring charges of $17 million, an asset impairment charge of $52 million, and claims, pending litigation and other charges of $36 million.

Automotive Components

For the Nine Months Ended September 26, 2003

(Dollars in millions)	Predecessor Historical Two months ended February 28, 2003	Successor Historical Seven months ended September 26, 2003	Pro forma adjustments	Pro forma
Sales	$251	$867	$—	$1,118
Profit before taxes	$26	$65	$4	$95
Unusual items — income (expense) included in profit before taxes	$—	$—	$—	$—

For the Nine Months Ended September 27, 2002

(Dollars in millions)	Predecessor Historical	Pro forma Adjustments	Pro forma
Sales	$1,058	$—	$1,058
Profit before taxes	$120	$(14)	$106
Unusual items — income (expense) included in profit before taxes	$12	$—	$12

For the Three Years Ended December 31,

	Year ended December 31,
(Dollars in millions)	2000	2001	2002
Sales	$1,768	$1,477	$1,409
Profit before taxes	156	40	148
Unusual items — income (expense) included in profit before taxes	(7)	(84)	2

Pro Forma Nine Months Ended September 26, 2003 Compared to Pro Forma Nine Months Ended September 27, 2002

Sales for the nine months ended September 26, 2003 of $1,118 million increased $60 million from $1,058 million for the nine months ended September 27, 2002. The increase was due to the favorable impact of foreign currency exchange of $99 million, which was partially offset by unfavorable impact of lower volume and price reductions of $39 million.

Profit before taxes for the nine months ended September 26, 2003 of $95 million declined $11 million from $106 million for the nine months ended September 27, 2002. The decrease resulted from a reduction in income from unusual items of $12 million, the unfavorable impact of lower volume and adverse product mix of $11 million and an increase in net pension and OPEB expense of $5 million partially offset by savings from cost reductions in excess of inflation and lower pricing of $11 million, and the favorable impact of foreign currency exchange of $7 million. Unusual items for the nine months ended September 27, 2002 totaled $12 million, which consisted of net gains on asset sales of $7 million and other income of $5 million.

Historical 2002 Compared to 2001

Sales for 2002 of $1,409 million declined $68 million compared to $1,477 million in 2001. The decline in sales resulted from the effect of divestitures completed in 2001 of $69 million, and the combination of lower volume and price reductions totaling $35 million, partially offset by the favorable effect of foreign currency exchange of $36 million.

Profit before taxes for 2002 of $148 million increased $108 million compared to $40 million in 2001. The increase was primarily due to lower unusual items of $86 million, cost reductions in excess of lower pricing and inflation of $35 million, and the favorable impact of foreign currency exchange of $4 million, partially offset by the effect of divestitures completed in 2001 of $10 million and negative impact of lower volume of $5 million. Unusual items in 2002 included restructuring charges of $4 million, primarily for severance, and asset impairment charges of $6 million, offset by gains on asset sales of $7 million and other income of $5 million.

Historical 2001 Compared to 2000

Sales for 2001 of $1,477 million decreased $291 million from $1,768 million in 2000. The decrease in 2001 sales resulted primarily from lower volume of $78 million due to lower vehicle production in North America partially offset by higher vehicle production in Europe, divestitures of several businesses in 2001 and in 2000 of $198 million, the effect of foreign currency exchange of $18 million and lower pricing of $11 million.

Profit before taxes for 2001 of $40 million decreased $116 million from $156 million in 2000. The decrease resulted primarily from higher unusual items of $77 million, lower sales volume and lower margin on new products totaling $17 million, the effect of divestitures of $21 million and lower pricing of $11 million, partially offset by cost reductions of $16 million. Unusual items in 2001 included several restructuring programs aggregating approximately $80 million, asset impairment charges of $12 million and other charges of $2 million, which were partially offset by net gains on the sale of assets of $10 million. Unusual items included in profit before taxes in 2000 were $23 million related to restructuring actions and $15 million for asset impairment charges, which were partially offset by a gain on sale of a business of $31 million.

Liquidity and Capital Resources

Debt and Commitments

Historically, prior to the Acquisition, the principal source of liquidity for the Predecessor was cash flow generated from operations, and principal liquidity requirements were for working capital and capital expenditures. In the United States, the Predecessor historically participated in a consolidated cash management system operated by TRW. Under this arrangement, the Predecessor's short-term financing was obtained from TRW rather than from external sources. Following the Acquisition, we have been operating using our own consolidated cash management system.

Our primary source of liquidity continues to be cash flow generated from operations. We also have availability under our revolving credit facility and receivables facility, subject to certain conditions, described below. See "— Off-balance Sheet Arrangements." Our primary liquidity requirements are expected to be for debt service, working capital, capital expenditures and research and development.

We are significantly leveraged. In connection with the Acquisition, TRW Automotive Intermediate Holdings issued the Northrop Grumman subordinated note to an affiliate of Northrop Grumman. TRW Automotive Inc. issued the senior notes and the senior subordinated notes, entered into senior credit facilities, consisting of a revolving credit facility, term loan facilities, and initiated a trade accounts receivable securitization program, or the receivables facility. As of September 26, 2003, we had outstanding $3,710 million in aggregate indebtedness, with an additional $459 million of borrowing capacity available under our revolving credit facility, after giving effect to $41 million in outstanding letters of credit, which reduced the amount available. As of September 26, 2003, approximately $463 million of our total reported accounts receivable balance, was considered eligible for borrowings under our receivables facility, of which approximately $370 million would have been available for funding, and we had no advances outstanding under our receivables facility.   See "—Off-balance Sheet Arrangements." In addition, we had a cash and cash equivalents balance of $399 million as of September 26, 2003. Our liquidity requirements will be significant, primarily due to debt service requirements and costs incurred in connection with our receivables facility.

The Northrop Grumman subordinated note will mature on the fifteenth anniversary of the issue date, or the twelfth anniversary if, on or at any date after the fifth anniversary of the closing date of the Acquisition, the debt rating on our lowest rated securities is investment grade. The Northrop Grumman subordinated note bears interest at 8% per year initially, payable in kind at the option of TRW Automotive Intermediate Holdings until maturity, with an increase to 10% per year from the first date on or after the fifth anniversary of the closing date of the Acquisition that the debt rating on our lowest rated securities is investment grade. We have valued the note based on the 15 year life and 8% pay-in-kind interest and determined that the fair value of this note at March 1, 2003 was $348 million using a 12% discount rate. Notwithstanding TRW Automotive Intermediate Holdings' option to make cash interest payments, our indentures governing the notes prohibit the payment of dividends by TRW Automotive Inc. to TRW Automotive Intermediate Holdings for the purpose of making any payments in respect of, or otherwise servicing the obligations represented by, the Northrop Grumman subordinated note. If TRW Automotive Intermediate Holdings declares and pays a dividend (other than a stock dividend and subject to certain other exceptions) to its stockholders, then commencing on the payment date for such dividend, interest on the Northrop Grumman subordinated note will thereafter be payable in cash, in quarterly installments.

The senior credit facilities we entered into in connection with the Acquisition consisted of a secured revolving credit facility and various senior secured term loan facilities. The revolving credit facility, through a syndication of lenders, provides for borrowings of up to $500 million including the availability of letters of credit, and is available in U.S. dollars, euros, pounds sterling and other currencies. The revolving credit facility matures on February 28, 2009. The term loan facilities consisted of a $410 million term loan A facility maturing on February 28, 2009 and term loan B facilities maturing on February 28, 2011 consisting of a $1,030 million dollar-denominated facility and a €65 million euro-denominated facility. We subsequently refinanced $200 million of the borrowings under our term loan A facility and all of the borrowings under our term loan B facilities with the proceeds of new term loan C facilities (denominated in the amounts of $1.15 billion and €95 million), together with approximately $46 million of available cash on hand, on July 22, 2003 in order to reduce our interest expense. As a result of the July refinancing, while our liquidity requirements will continue to be significant, we expect to reduce our annual interest expense by approximately $13 million. On January 9, 2004, we refinanced all of the borrowings under our existing term loan facilities with the proceeds of new term loan facilities, together with approximately $213 million of available cash on hand, in order to further reduce our interest expense. The new term loan facilities consist of a $350 million term loan A-1 facility that matures on February 28, 2009 and term loan D facilities that mature on February 28, 2011 consisting of a $800 million dollar-denominated facility and €93 million euro-denominated facility. Our revolving credit facility remains unchanged.

The senior credit facilities are unconditionally guaranteed on a senior secured basis, in each case, by us, substantially all our existing and future wholly owned domestic subsidiaries, including TRW Automotive Intermediate Holdings, and by TRW Automotive Finance (Luxembourg), S.a.r.l. ("TRW Automotive Luxembourg"). In addition, all obligations under the senior credit facilities, and the guarantees of those obligations, are secured by substantially all the assets of TRW Automotive Holdings, TRW Automotive Inc. and each U.S. guarantor, subject to certain exceptions. The obligations of the foreign subsidiary borrowers under the senior credit facilities, and foreign guarantees of such obligations are, subject to certain exceptions and only to the extent permitted by applicable legal and contractual provisions and to the extent that it does not result in adverse tax consequences, secured by substantially all of the assets of the foreign subsidiary borrowers and foreign subsidiary guarantors.

Borrowings under the senior credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) JPMorgan Chase Bank's prime rate and (2) the federal funds rate plus ½ of 1% or (b) a LIBOR or a eurocurrency rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At September 26, 2003, the margin for borrowings under the revolving credit facility and the old term loan A facility was 2.50% with respect to base rate borrowings and 3.50% with respect to eurocurrency borrowings. At September 26, 2003, the applicable margin for borrowings under the old term loan C facilities was 2.00% with respect to base rate borrowings and 3.00% with respect to eurocurrency borrowings. At September 26, 2003, on a pro forma basis after giving effect to the refinancing of our senior credit facilities in January 2004 and our expected ratings upgrade in connection with this offering, the applicable margin under the new term loan A-1 facility would have been 0.75% with respect to base rate borrowings and 1.75% with respect to eurocurrency borrowings and the applicable margins for borrowings under the new term loan D facilities would have been 1.25% with respect to base rate borrowings and 2.25% with respect to eurocurrency borrowings. The applicable margin for the borrowings under the term loan A-1 facility may be reduced or increased based on our attaining certain leverage ratios. The applicable margin for the borrowings under the term loan D facilities may be reduced based on our attaining certain leverage ratios or certain ratings for our senior secured debt.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.75% per annum (to be reduced to 0.50% per annum during the period (a) in which borrowings under the revolving facility exceed 50% of total revolving facility commitments or (b) that we maintain a total leverage ratio of less than 3.25 to 1.00 but greater than 2.00 to 1.00, and to be further reduced to 0.375% per annum during the period in which we maintain a total leverage ratio of less than or equal to 2.00 to 1.00). We also pay customary letter of credit fees.

The term loans amortize each year generally in equal quarterly amounts (or in the case of the period after December 31, 2009 with respect to the term loan D facilities, in quarterly amounts until the maturity date) in the following approximate aggregate principal amounts (in millions) for each year set forth below:

Years Ending December 31,	Term loan A-1 facility	Term loan D-1 dollar denominated facility	Term loan D-2 euro denominated facility
2003	$—	$—	€ —
2004	—	6.00	0.70
2005	—	8.00	0.93
2006	—	8.00	0.93
2007	140.7	8.00	0.93
2008	166.6	8.00	0.93
2009	42.7	8.00	0.93
Thereafter	—	754.00	87.65
Total	$350.00	$800.00	€93.00

Our senior notes consist of $925 million principal amount of 9 3/8% Senior Notes due 2013 and €200 million principal amount of 10 1/8% Senior Notes due 2013. Our senior subordinated notes consist of $300 million principal amount of 11% Senior Subordinated Notes due 2013 and €125 million principal amount of 11¾% Senior Subordinated Notes due 2013. Interest is payable semi-annually on February 15 and August 15, with the first payment having been made on August 15, 2003. Our senior notes are unconditionally guaranteed on a senior unsecured basis and our senior subordinated notes are unconditionally guaranteed on a senior subordinated unsecured basis, in each case, by substantially all existing and future wholly owned domestic subsidiaries of TRW Automotive Inc. and by TRW Automotive Luxembourg, our restricted Luxembourg subsidiary. Under the proposed amendment to the senior credit facilities, we will be required to use a specified portion of the net proceeds from this offering to redeem either our senior notes or senior subordinated notes and permitted to use an additonal portion of the net proceeds from this offering to redeem additional senior notes or senior subordinated notes, but not in excess of 35% of each of our senior notes or senior subordinated notes. In addition, we will be permitted to repurchase shares held by AIL with a portion of the net proceeds from this offering, as described under "Use of Proceeds."

The senior credit facilities, senior notes and senior subordinated notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of our subsidiaries to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including, in the case of the senior credit facilities, the senior notes and senior subordinated notes, as well as the Northrop Grumman subordinated note), pay dividends and distributions or repurchase capital stock, create liens on assets, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing our indebtedness (including, in the case of the senior credit facilities, the senior notes, senior subordinated notes and the receivables facility, as well as the Northrop Grumman subordinated note), and change the business conducted by us and our subsidiaries. In addition, the senior credit facilities contain the following financial covenants: a maximum total leverage ratio, a minimum interest coverage ratio, and a maximum capital expenditures limitation and require certain prepayments from excess cash flows, as defined, and in connection with certain asset sales and the incurrence of debt not permitted under the senior credit facilities.

The senior credit facilities and the indentures governing the notes generally restrict the payment of dividends or other distributions by TRW Automotive Inc., subject to specified exceptions. The exceptions include, among others, the making of payments or distributions in respect of expenses required for TRW Automotive Holdings and TRW Automotive Intermediate Holdings to maintain their corporate existence, general corporate overhead expenses, tax liabilities and legal and accounting fees. Since TRW Automotive Holdings is a holding company without any independent operations, it does not have significant cash obligations, and it is able to meet its limited cash obligations under the exceptions to our debt covenants.

We are subject to a potential increase in OPEB cash costs due to, among other factors, rising health care costs. In addition, we expect to have substantial increased pension funding obligations in the future. See "Risk Factors," "— Pension Plans," "— Critical Accounting Estimates — Pensions" and "— Critical Accounting Estimates — Other Post-Retirement Benefits."

We believe that funds generated from operations and planned borrowing capacity will be adequate to fund debt service requirements and capital expenditures. Our ability to continue to fund these items and continue to reduce debt may be affected by general economic, financial, competitive, legislative and regulatory factors, and the cost of warranty and recall and litigation claims, among other things.

We believe that our current financial position and financing plans will provide flexibility in worldwide financing activities and permit us to respond to changing conditions in credit markets. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility or receivables facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

Cash Flows

Cash provided by operating activities for the nine months ended September 26, 2003 was $224 million as compared to $320 million for the nine months ended September 27, 2002. The $96 million decrease was due primarily to higher earnings in the prior year period and higher net working capital requirements in 2003, due to uncollected receivables given the quarter end date of September 26.

Cash used in investing activities increased from $235 million in the first nine months of 2002 to approximately $3.5 billion in the nine months ended September 26, 2003 principally due to the use of borrowed funds to consummate the Acquisition. Capital expenditures in the nine months ended September 26, 2003 were $218 million compared to $245 million in the comparable prior year period.

Cash provided by financing activities was $3.8 billion for the nine months ended September 26, 2003 compared to approximately $7 million used in financing activities for the same period in 2002. The increase was due to new borrowings used to finance the Acquisition, as well as net amounts received from TRW to settle intercompany accounts.

Capital Expenditures

We expect to spend approximately $400 million in capital expenditures in 2003, primarily in connection with the continuation of new product launches started in 2002, upgrading existing products, additional new product launches in 2003 and providing for incremental capacity, infrastructure and equipment at our facilities to support our manufacturing and cost reduction efforts. Our capital expenditures for the nine months ended September 26, 2003 were $218 million.

Contractual Obligations and Commitments

The following table reflects our contractual obligations as of December 31, 2002, on a pro forma basis, after giving effect to the Transactions.

	Payments due by period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$3,294	$73	$33	$112	$3,076
Capital lease obligations	18	2	5	4	7
Operating lease obligations	204	53	75	45	31
Unconditional purchase obligations(1)	—	—	—	—	—
Other long-term liabilities(2)	2,097	118	406	417	1,156
Total	$5,613	$246	$519	$578	$4,270

(1)	There were no unconditional purchase obligations other than those related to inventory, services, tooling and property, plant and equipment purchased in the ordinary course of business.
(2)	Other long-term liabilities include OPEB and pension liabilities that were actuarially determined.

In addition to our contractual obligations and commitments set forth in the table above, we have contingent obligations in the form of severance and bonus payments for our executive officers. Each of Messrs. Plant, Lunn, Bialosky, Cantie and Lake are parties to an employment agreement with certain of our wholly owned subsidiaries. The employment agreements of Messrs. Plant and Lunn extend for an indefinite term, subject to termination by either party pursuant to the terms of the agreement, and the employment agreements of Messrs. Bialosky, Cantie and Lake extend for a three year term followed by automatic additional one-year terms unless notice of termination by either party prior to the expiration of the term. Each of these employment agreements provides for a bonus opportunity equal to a specified percentage of the executive's base salary (200% for Mr. Plant, 130% for Mr. Lunn and 90% for the other officers) based upon the achievement of certain financial targets established by our board of directors. In addition, we have contingent severance payment obligations under these employment agreements in certain events as described under "Management-Employment Agreements." Our contingent severance payment obligations in the event of termination without cause (other than due to death and disability) for these executives aggregate approximately $15 million (excluding continued welfare benefit coverage, certain perquisites, supplemental retirement benefits and any change in control related payments), all of which are described under "Management-Employment Agreements."

Off-balance Sheet Arrangements

We do not have guarantees related to unconsolidated entities which have, or are reasonably likely to have, a material current or future effect on our financial position, results of operations or cash flows.

In connection with the Acquisition, TRW Automotive Inc. entered into a receivables facility which provides up to $600 million in funding from commercial paper conduits sponsored by several of the lenders under TRW Automotive Inc.'s senior credit facilities, based on availability of eligible receivables and other customary factors. On January 8, 2004, we completed an amendment to the receivables facility which reduced the amount of committed funding from $600 million to $400 million.

At the closing of the Acquisition, certain of our subsidiaries (the "sellers") signed a receivables purchase agreement and began selling trade accounts receivables (the "receivables") originated by them in the United States through the receivables facility. Receivables are sold to TRW Automotive Receivables LLC (the "transferor") at a discount. The transferor is a bankruptcy-remote special purpose limited liability company that is our wholly-owned consolidated subsidiary. The transferor's purchase of receivables is financed through a transfer agreement with TRW Automotive Global Receivables LLC (the "borrower"). Under the terms of the transfer agreement, the borrower purchases all receivables sold to the transferor. The borrower is a bankruptcy-remote qualifying special purpose limited liability company that is wholly-owned by the transferor and is not consolidated when certain requirements are met as further described below.

Generally, multi-seller commercial paper conduits supported by committed liquidity facilities are available to provide cash funding for the borrowers' purchase of receivables through secured loans/tranches to the extent desired and permitted under the receivables loan agreement. A note is issued by the borrower to the transferor for the difference between the purchase price for the receivables purchased and cash available to be borrowed through the facility. The sellers of the receivables act as servicing agents per the servicing agreement and continue to service the transferred receivables for which they receive a monthly servicing fee at a rate of 1% per annum of the average daily outstanding balance of receivables. The usage fee under the facility is 1.50% of outstanding borrowings. In addition, the borrower is required to pay a fee of 0.50% on the unused portion of the receivables facility. These rates are per annum and payments of these fees are made to the lenders on the monthly settlement date.

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance for the week as of Friday of the previous week. This balance is reported no later than the third business day of the subsequent week to the lenders. Availability is determined by reducing the receivables balance by outstanding borrowings under the program, the historical rate of collection on those receivables and other characteristics of those receivables that affect their eligibility (such as bankruptcy or downgrading below investment grade of the obligor, delinquency and excessive concentration.) Based on the terms of this facility and on the criteria described above, as of September 26, 2003, approximately $463 million of our accounts receivable balance was considered eligible for borrowings under the program, of which approximately $370 million would have been available for funding. We had no outstanding borrowings under this facility as of September 26, 2003.

This facility can be treated as a general financing agreement or as an off balance sheet financing arrangement. Whether the funding and related receivables are shown as liabilities and assets, respectively, on our consolidated balance sheet, or, conversely, are removed from the consolidated balance sheet depends on the level of the multi-seller conduits' loans to the borrower. When such level is at least 10% of the fair value of all of the borrower's assets (consisting principally of receivables sold by the sellers), the securitization transactions are accounted for as a sale of the receivables under the provisions of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and are removed from the consolidated balance sheet. The proceeds received are included in cash flows from operating activities in the statements of cash flows. Costs associated with the receivables facility are recorded as loss on sale of receivables in our consolidated statement of operations. The book value of our retained interest in the receivables approximates fair market value due to the current nature of the receivables.

However, at such time as the fair value of the multi-seller commercial paper conduits' loans are less than 10% of the fair value of all of the borrower's assets, we are required to consolidate the borrower, resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense. As there were no borrowings outstanding under the receivables facility on September 26, 2003, the fair value of the multi-seller conduits' loans was less than 10% of the fair value of all of the borrower's assets and, therefore, the financial position and results of operations of the borrower were included in our consolidated financial statements as of September 26, 2003.

In addition to the receivables facility described above, which was entered into in connection with the Acquisition, in December 2003 and January 2004, certain of our European subsidiaries entered into receivables financing arrangements in France and Germany for terms of 2 years and 12 months, respectively. Total availability under these receivables financing arrangements is an aggregate of approximately €145 million. We expect to enter into an additional receivables financing arrangement in the United Kingdom in the first quarter of 2004 with a term of 4 years and an availability of approximately £40 million. The receivables financing arrangement in France does not involve a special purpose vehicle, but rather is a factoring arrangement in which customers send bills of exchange directly to the bank. The receivables financing arrangements in Germany and the United Kingdom involve a German or a U.K. special purpose vehicle, as the case may be, that is our subsidiary purchasing trade receivables from subsidiaries in their country of origin and selling the trade receivables it purchases to a bank in their country of origin. These financing arrangements provide or will provide, as the case may be, efficient short-term financing to meet our liquidity needs.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to inherent risks attributed to operating in a global economy. Our practice is to utilize derivative financial instruments to manage foreign currency exchange rate risks. Historically, the Predecessor managed cash flow transactional foreign currency exchange risk pursuant to TRW's written corporate policy. Forward contracts and, to a lesser extent, options are utilized to protect our cash flow from adverse movements in exchange rates. Forward contracts and options are only used to hedge transaction exposures and are accounted for according to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." Risk associated with translation exposures are not hedged. Transactional currency exposures are reviewed every four months and any natural offsets are considered prior to entering into a derivative financial instrument. Following the Acquisition, we are operating in accordance with written policies regarding the use of derivative financial instruments that are similar to those historically maintained by TRW, but we are continuing to evaluate these policies.

We are exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. We limit this exposure by entering into agreements directly with a number of major financial institutions that meet our credit standards and that are expected to satisfy fully their obligations under the contracts. We view derivative financial instruments as a risk management tool and do not use them for speculative or trading purposes.

Based on our exposure to foreign currency exchange rate risk relating to derivative foreign currency instruments outstanding at September 26, 2003, a 10% uniform strengthening in the value of the U.S. dollar relative to the currencies in which those derivative foreign currency instruments are denominated would result in a decrease in fair value of approximately $9 million.

Fluctuations in foreign currency exchange rates affect the reported amounts of our assets, liabilities and operations. For purposes of quantifying the risk associated with fluctuations in the foreign exchange rate as shown below, a hypothetical 10% detrimental change in foreign exchange rates on assets, liabilities and sales denominated in foreign currencies was assumed for all exchange rates as of and for the seven months ended September 26, 2003. Our material exposure to foreign exchange rate fluctuations primarily relates to the Euro and British Pound, among other currencies. Based on sales volume, approximately 15% and 46% of our international operations were conducted in the United Kingdom and countries that have adopted the Euro as their transactional currency, respectively.

The table below presents the hypothetical impact of an assumed 10% unfavorable change in all exchange rates to which we are exposed on total assets, total liabilities and sales:

(Dollars in millions)	Balance as of and for the seven months ended September 26, 2003	10% decrease in value of local currencies vs. the U.S. Dollar
Total Assets	$9,448	$8,056
Total Liabilities	$8,575	$8,139
Sales	$6,453	$6,014

At September 26, 2003, approximately 46% of our total debt was at variable interest rates. We were required under the then existing senior credit facilities to maintain appropriate interest protection and other hedging arrangements so that at least 50% of our consolidated indebtedness would effectively bear interest at a fixed rate for a period of three years. Exclusive of the effects of these hedging arrangements, based on our interest rate exposure on variable rate borrowings outstanding at September 26, 2003, a one-percentage-point increase in the average interest rate would increase future interest expense by approximately $15 million per year. As a result of the refinancing on January 9, 2004, we are no longer required under the senior secured credit facilities to maintain such interest protection and hedging arrangements.

Our sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The analyses also do not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

Environmental Matters

A reserve estimate for each environmental matter is established using standard engineering cost estimating techniques on an undiscounted basis. In the determination of such costs, consideration is given to the professional judgment of our environmental engineers, in consultation with outside environmental specialists, when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At September 26, 2003, we had reserves for environmental matters of $99 million.

We do not believe that compliance with environmental protection laws and regulations will have a material effect upon our capital expenditures, results of operations or competitive position. Our capital expenditures for environmental control facilities during 2003 and 2004 are not expected to be material to us. We believe that any liability that may result from the resolution of environmental matters for which sufficient information is available to support cost estimates will not have a material adverse effect on our financial position or results of operations. However, we cannot predict the effect on our financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, we cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on our financial position or results of operations or the possible effect of compliance with environmental requirements imposed in the future. In connection with the Acquisition, Northrop Grumman has agreed to indemnify us for 50% of any environmental liabilities associated with the operation or ownership of TRW's automotive business existing at or prior to the Acquisition, subject to certain exceptions. See "Certain Relationships and Related Transactions — The Master Purchase Agreement."

Contingencies

Various claims, lawsuits and administrative proceedings are pending or threatened against our subsidiaries, covering a wide range of matters that arise in the ordinary course of our business activities with respect to commercial, product liability and environmental matters.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed us that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company's then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation.

Kelsey-Hayes Company became a wholly owned subsidiary of TRW upon TRW's acquisition of Lucas Varity in 1999 and became our wholly-owned subsidiary in connection with the Acquisition. We have cooperated with the investigation and are unable to predict the outcome of the investigation at this time.

On May 6, 2002, ArvinMeritor Inc. filed suit against TRW in the United States District Court for the Eastern District of Michigan, claiming breach of contract and breach of warranty in connection with certain tie rod ends that TRW supplied to ArvinMeritor and the voluntary recall of some of these tie rod ends. ArvinMeritor subsequently recalled all of the tie rod ends, and claims that it is entitled to reimbursement from TRW for the costs associated with both the products recalled by TRW and those recalled by ArvinMeritor on its own. ArvinMeritor is seeking $18.3 million in damages plus legal fees, administrative expenses and interest. We believe that we have meritorious defenses and intend to defend vigorously the claims asserted against us, but cannot predict the outcome of this lawsuit.

On October 1, 2002, International Truck & Engine Corporation notified the National Highway Traffic Safety Administration, or NHTSA, of a program to effect a voluntary safety recall of hydraulic anti-lock brake systems electronic control units manufactured by Kelsey-Hayes Company. On October 1, 2002, International Truck's parent company publicly disclosed that, among other things, it would seek to recover costs associated with its recall from the manufacturer of the electronic control units. On October 3, 2002, Kelsey-Hayes Company filed a declaratory judgment action against International Truck in the Circuit Court for the County of Oakland, Michigan seeking a judgment declaring that International Truck has no right to recover any of the costs associated with the voluntary recall. The parties reached an agreement to settle this dispute on September 10, 2003, and the settlement does not have a material effect on our financial condition, results of operations or cash flows.

On December 30, 2002, Koyo Seiko Co., Ltd. and Koyo Delaware, Inc. filed a complaint against TRW and its then wholly-owned subsidiary, TRW Automotive Holding Company, in the Circuit Court for Monroe County, Tennessee, alleging that TRW violated certain nonassignment and other provisions of a 1988 partnership agreement with Koyo, under which the parties formed TKS, by agreeing to be merged into Northrop Grumman and by cooperating with Northrop Grumman in preparing for the spin-off of TRW's automotive business or the sale of that business to BCP Acquisition Company L.L.C., an entity controlled by Blackstone. On February 21, 2003, the Circuit Court for Monroe County, Tennessee, issued a temporary injunction prohibiting the sale to any entity controlled by Blackstone, of the partnership interest held by TRW Automotive Holding Company, in TKS, pending the final hearing of the matter. On July 30, 2003, the court issued an order, which permanently enjoined TRW and its subsidiaries and affiliates from: (i) selling or transferring all or any part of its partnership interest in TKS to Blackstone; (ii) assigning all or part of its rights under the TKS Partnership Agreement to Blackstone; and (iii) delegating all or part of its obligations under the TKS Partnership Agreement to Blackstone. On September 30, 2003, Northrop Grumman sold its 51% interest in TKS to Koyo Seiko, and an agreement was executed pursuant to which the litigation was settled.

While certain of our subsidiaries have been subject in recent years to asbestos-related claims, we believe that such claims will not have a material adverse effect on our financial condition or results of operations. In general, these claims seek damages for illnesses alleged to have resulted from exposure to asbestos used in certain components sold by our subsidiaries. We believe that the majority of the claimants were assembly workers at the major U.S. automobile manufacturers. The vast majority of these claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. We believe that, to the extent any of the products sold by our subsidiaries and at issue in these cases contained asbestos, the asbestos was encapsulated. Based upon several years of experience with such claims, we believe that only a small proportion of the claimants has or will ever develop any asbestos-related impairment.

Neither our settlement costs in connection with asbestos claims nor our average annual legal fees to defend these claims have been material in the past. These claims are strongly disputed by us and it has been our policy to defend against them aggressively. We have been successful in obtaining the dismissal of many cases without any payment whatsoever. Moreover, there is significant insurance coverage with solvent carriers with respect to these claims. However, while our costs to defend and settle these claims in the past have not been material, we cannot assure you that this will remain so in the future.

We believe that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition or results of operations.

Recent Accounting Pronouncements

The FASB recently issued the following accounting pronouncements applicable to us:

•	SFAS No. 141, "Business Combinations" ("SFAS 141");
•	SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS 142");
•	SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143");
•	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144");
•	SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145");
•	SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146");
•	SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149");
•	SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150");
•	FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"); and
•	FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46").

SFAS 141 requires that acquisitions entered into after June 30, 2001 be accounted for using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. SFAS 142 sets forth the accounting for goodwill and intangible assets after the completion of a business acquisition and for goodwill and intangible assets already recorded. Beginning January 1, 2002, goodwill is no longer amortized. Rather, goodwill is tested for impairment by comparing the asset's fair value to its carrying value. In addition, the value of workforce of approximately $15 million was reclassified from intangible assets to goodwill. We adopted SFAS 142 on January 1, 2002. The following table reflects the reconciliation of reported net earnings (losses) to adjusted net earnings for the exclusion of goodwill amortization.

	Predecessor					Successor
(Dollars in millions)	Year ended December 31			Nine months ended September 27, 2002	Two months ended February 28, 2003	Seven months ended September 26, 2003
	2000	2001	2002
				(unaudited)		(unaudited)
Reported net earnings (losses)	$97	$(25)	$164	$197	$31	$(100)
Add back: Goodwill amortization, net of tax	47	53	—	—	—	—
Adjusted net earnings (losses)	$144	$28	$164	$197	$31	$(100)

SFAS 143 requires the fair value of a liability for asset retirement obligations to be recorded in the period in which it is incurred. The statement applies to a company's legal or contractual obligation associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development or through the normal operation of a long-lived asset. The statement was effective as of January 1, 2003. The Predecessor adopted SFAS 143 on January 1, 2003 and the adoption did not have a material impact on the combined financial statements.

SFAS 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a consistent method to value long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also changes the rules for reporting the effects of a disposal of a segment of a business. The Predecessor adopted SFAS 144 on January 1, 2002. Adoption of this statement did not have a material impact on its or our financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145 which requires gains and losses on extinguishments of debt to be reclassified as income or loss from continuing operations rather than as extraordinary items as previously required by SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS 145 also amends SFAS 13 requiring certain modifications to capital leases to be treated as sale-leaseback transactions and to subleases when the original lessee remains a secondary obligor, or guarantor. The Predecessor adopted the provisions of SFAS 145 related to the rescission of SFAS 4 on January 1, 2003. In the first quarter of 2002, the Predecessor completed an unsolicited repurchase of £5.4 million (approximately $8 million) of the 10.875% debentures issued by a subsidiary due 2020. The repurchase resulted in an extraordinary gain of $4 million before taxes and $2 million after taxes. The extraordinary gain recorded for the extinguishment of debt in the first quarter of 2002 has been reclassified into net earnings in the accompanying financial statements. The remaining provisions of SFAS 145 were effective for transactions and reporting subsequent to May 15, 2002 and were adopted by the Predecessor as of that date. The adoption of these provisions did not have a material impact on the Predecessor's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS 146, which requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred rather than when an entity commits to an exit plan. SFAS 146 also provides that the liability be initially measured at fair value. The Predecessor adopted SFAS 146 on January 1, 2003, and we believe the adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued FIN 45, which expands the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of these provisions did not have a material impact on the Predecessor's financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN 46, which addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the variable interest entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after December 15, 2003. Certain disclosure requirements apply in all financial statements initially issued after January 31, 2003. The adoption of FIN 46 is not expected to have a material impact on the Predecessor's or our financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS 149, which requires contracts with comparable characteristics to be accounted for similarly, and is effective for contracts entered into or modified after June 30, 2003, as well as for hedging relationships designated after that date. We will adopt SFAS 149 as of the beginning of the fiscal quarter ending September 26, 2003, and do not expect the adoption of this standard to have a material impact on our reported financial position of results of operations.

In May 2003, the FASB issued SFAS 150, which clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and other provisions are effective at varying dates. The adoption of SFAS 150 is not expected to have a material impact on the Successor's financial position.

INDUSTRY OVERVIEW

The statements regarding industry outlook, trends, the future development of certain automotive systems and other non-historical statements contained in this section are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, all of which are out of our control, and some of which are described in the "Risk Factors" section.

Industry Trends

Consumer and Regulatory Focus on Safety

Consumers, and therefore VMs, are increasingly focused on, and governments are increasingly requiring, improved safety in vehicles. For example, on October 29, 2003, Honda announced that substantially all Honda and Acura vehicles will be equipped with side air bags, side curtain air bags and ABS as standard equipment before the end of 2006. Honda also announced that all Honda and Acura SUVs and minivans will be equipped with vehicle stability control systems and rollover sensors for side curtain air bags before the end of 2006. Advances in technology by us and others have led to a number of innovations in our product portfolio, which will allow us to benefit from this trend. Such innovations include electronic vehicle stability control systems, tire pressure monitoring systems, occupant sensing systems, rollover sensing and curtain air bag systems.

A further example of this is the December 4, 2003 announcement by the Alliance of Automobile Manufacturers and the Insurance Institute for Highway Safety of a new voluntary industry safety commitment to meet new performance criteria designed to enhance occupant protection in front- and side-impact crashes. The announcement indicated that the new performance criteria would encompass a wide range of occupant protection technologies and designs, including enhanced matching of vehicle front structural components and enhanced side-impact protection through the use of features such as side air bags, air bag curtains and revised side-impact structures. By September 1, 2007, at least 50% of all vehicles offered in the United States by participating manufacturers are expected to meet the front-to-side performance criteria, and by September 2009, 100% of the vehicles of participating manufacturers are expected to meet the criteria.

Globalization of Suppliers

To serve multiple markets more cost effectively, many VMs are manufacturing global vehicle platforms, which typically are designed in one location but are produced and sold in many different geographic markets around the world. Having operations in the geographic markets in which VMs produce global platforms enables suppliers to meet VMs' needs more economically and efficiently. Few suppliers have this global coverage, and it is a source of significant competitive advantage for those suppliers that do.

Shift of Engineering to Suppliers

Increasingly, VMs are focusing their efforts on consumer brand development and overall vehicle design, as opposed to the design of individual vehicle systems. In order to simplify the vehicle design and assembly processes and reduce their costs, VMs increasingly look to their suppliers to provide fully engineered, pre-assembled combinations of components in systems and modules rather than individual components. As a result, Tier-1 suppliers are gaining increased access to confidential planning information regarding VMs' future vehicle designs and manufacturing processes. Systems and modules increase the importance of Tier-1 suppliers because they generally increase the Tier-1 suppliers' percentage of vehicle content.

Increased Electronic Content and Electronics Integration

The electronic content of vehicles has been increasing and, we believe, will continue to increase in the future. The increase in electronic content is largely driven by consumer and regulatory requirements in Europe and the United States for improved automotive safety and environmental performance, as well as consumer demand for increased vehicle performance and functionality at lower cost. Electronics integration, which generally refers to replacing mechanical with electronic components and integration of mechanical and electrical functions within the vehicle, allows VMs to achieve a reduction in the weight of vehicles and the number of mechanical parts, resulting in easier assembly, enhanced fuel economy, improved emissions control, increased safety and better vehicle performance. As consumers seek more competitively-priced ride and handling performance, safety, security and convenience options in vehicles, such as electronic stability control, active cruise control, air bags, keyless entry and tire pressure monitoring, we believe that electronic content per vehicle will continue to increase.

Increased Emphasis on Speed-to-market

As VMs are under increasing pressure to adjust to changing consumer preferences and to incorporate technological advances, they are shortening product development times. Shorter product development times also generally reduce product development costs. Suppliers that are able to deliver new products to VMs in a timely fashion to accommodate the VMs' needs will be well positioned to succeed in this evolving marketplace.

Ongoing Automotive Supplier Consolidation

The worldwide automotive parts industry is consolidating as suppliers seek to achieve operating synergies through business combinations, shift production to locations with more flexible work rules and practices, acquire complementary technologies, build stronger customer relationships and follow their customers as they expand globally. The need for suppliers to provide VMs with single-point sourcing of integrated systems and modules on a global basis has helped drive industry consolidation. Furthermore, the cost focus of most major VMs has forced suppliers to reduce costs and improve productivity on an ongoing basis, including by achieving economies of scale through consolidation.

Automobile and Light Truck Markets

The automobile industry is characterized by short-term volatility, but long-term growth of light vehicle sales and production. New vehicle demand is driven by macro-economic and other factors such as interest rates, manufacturer and dealer sales incentives, fuel prices, consumer confidence and employment and income growth trends. These factors ultimately determine longer-term vehicle production and sales rates.

The table below shows recent light vehicle production trends in both North America and Europe based on data compiled by J.D. Power & Associates for 1998 through 2003 (2003 data are based on J.D. Power & Associates' estimates):

	1998	1999	2000	2001	2002	2003
North American light vehicle production (in millions)	15.5	17.0	17.1	15.5	16.4	15.9
% Growth	(0.4)%	10.0%	0.9%	(9.7)%	5.6%	(2.9)%
European light vehicle production (in millions)	18.8	19.1	19.5	19.5	19.2	19.3
% Growth	6.3%	1.8%	2.3%	(0.4)%	(1.2)%	0.1%

As shown in the table above, production levels in 2003 in both North America and Europe are estimated to be below levels achieved in 2002 and record levels achieved in 2000 in both North America and Europe. The growth trends of North America and Europe are not always correlated. For instance, from 2000 to 2001, light vehicle production fell by 9.7% in North America but was flat in Europe. Conversely, from 2001 to 2002, light vehicle production rose by 5.6% in North America but declined in Europe by 1.2%.

Braking Systems

Foundation Brakes

Automotive foundation braking systems today are hydraulically actuated. The most common brake configuration today is a front disk brake, paired with a rear drum brake or a rear disc brake. Currently,

there are three basic types of braking systems under consideration for the foreseeable future. These are conventional hydraulic brake systems, hybrid electro-hydraulic brake systems and fully electronic braking systems (also known as "brake-by-wire"). Currently, hydraulic brake systems make up substantially all of the market, with hybrid electro-hydraulic brake systems just beginning to be used on vehicles.

Traditional hydraulic brake systems use a master cylinder consisting of a piston, fluid reservoir and most often a vacuum assist booster mounted on an assembly that is directly connected to the brake pedal of the vehicle. When the driver pushes on the pedal, the piston is actuated, and hydraulic brake fluid is delivered under high pressure to each wheel brake via a series of tubes and hoses under the vehicle. VMs and brake suppliers are pursuing the development of electronic braking systems in which hydraulic components would be replaced with electronic devices that would apply the brakes as required for whatever control is necessary. Due to the wide range of mass of vehicles, as well as cost and performance demands of a fully electronic system, a practical fully-electronic alternative is not yet available.

ABS

Approximately 70% to 75% of braking systems in new vehicles in North America and Europe are fitted with ABS, which adds electronically-controlled inlet- and outlet-valves, a pump, a low pressure accumulator and an electronic controller to provide added safety by preventing wheel lock-up during heavy braking or slippery conditions. Cars equipped with ABS have the ABS installed between the master cylinder and the wheel brakes. Studies are underway in Europe and the United States to determine whether to require mandatory installation of ABS.

VSC is a relatively new advanced safety feature which builds on the technology of ABS. VSC monitors steering angles, transverse acceleration, yaw, wheel speed and brake pressure to detect loss of traction. When wheels begin to lose traction causing the vehicle to become less stable, VSC can reduce engine power or apply brake pressure as required to maintain the vehicle's intended path. The installation rate for VSC is increasing significantly, and VSC systems carry significantly higher content per vehicle.

Steering Systems

The power steering market is undergoing a similar technological transition from a hydraulic-based system towards a fully electronic system (also known as "steer-by-wire"). A primary driver behind this evolution is an attempt to reduce reliance on the engine in order to improve fuel economy and emissions performance.

Power steering systems are transitioning from hydraulic-based systems into a combination of electrically powered hydraulic steering systems (EPHS) and electrically assisted power steering systems (EPS), the application of which on particular vehicles will depend on a number of factors including vehicle size and weight and VM preferences. VMs and steering suppliers are pursuing the development of electronic steering systems where no mechanical connection between the steering wheel and wheel exists. Like brake-by-wire, due to the wide range of mass of vehicles, as well as cost and performance demands of a fully-electronic system, a practical fully-electronic alternative is not yet available.

EPHS applications simply use a hydraulically assisted rack and pinion design where the hydraulic assist comes from an electric motor driven pump, rather than a pump driven by the vehicle's engine. EPHS eliminates belts, pulleys and all direct connection with the engine, combining an advanced brushless motor, hydraulic power steering pump, electronic unit and reservoir into a single module. This system offers enhanced fuel efficiency because it consumes power only when steering assist is required.

In the case of EPS, the electric-motor power assist provides direct response to steering and hydraulics are eliminated. EPS systems come in several varieties. Currently, the majority of EPS applications have utilized the column drive approach, in which the motor is part of the steering column assembly and is housed in the vehicle's passenger compartment behind the instrument panel. Alternatives utilize rack-drives and pinion-drives. In the rack-drive approach, the motor is housed under the vehicle on or near the rack itself. In the pinion-drive approach, the motor is housed outside the passenger compartment, but on the pinion.

Most of the movement away from hydraulic power steering systems to EPHS and EPS has been taking place in Europe and Japan, driven by demand for lower emissions and improved fuel economy. The competitive pressures imposed by the introduction of these vehicles to the market are beginning to be felt in North America and the rest of the world as well, as some of the benefits from these systems are beginning to be realized.

Occupant Safety

Vehicle occupant safety systems are continuing to evolve and become more technically sophisticated, driven by consumer pressure for increased occupant safety in vehicles, as well as newly legislated standards defining smarter air bag and occupant safety systems. Currently, seat belts, along with driver and passenger airbags, are standard equipment on substantially all new passenger cars and light trucks. Additional features are being added to make the air bags and seat belts smarter in how they deploy and protect the occupants. These developments are creating additional demand for technology to manage this complexity.

Current and expected market trends in the occupant safety market include the increasing demand for, and application of, seat belt pretensioners; side impact air bags; curtain airbags (which improve head protection in side impact and roll-over situations); specialty air bags; multi-stage frontal air bags (which require dual stage inflators and multi-threshold crash sensors); occupant sensing systems and tire pressure monitoring.

BUSINESS

Overview

We are among the world's largest and most diversified suppliers of automotive systems, modules and components to global VMs and related aftermarkets. We believe we have leading market positions in our primary business lines, which encompass the design, manufacture and sale of active and passive safety related products. Active safety related products principally refer to vehicle dynamic controls (primarily braking and steering), and passive safety related products principally refer to occupant restraints (primarily air bags and seat belts) and crash sensors. We are primarily a "Tier-1" supplier, with over 85% of our sales in 2002 made directly to VMs and approximately 7% sold in the worldwide aftermarket for VM service and replacement parts and the balance sold primarily to other parts suppliers for use in their systems. Our products are primarily used in the manufacture of light vehicles, consisting of passenger cars and light trucks (which includes vans and sport-utility vehicles (SUVs)). Our products were on all of the ten highest volume light vehicle automotive platforms in the world in 2002. Our history in the automotive supply business dates back to the early 1900s when our predecessor companies began manufacturing valves, wheels, and electrical components and selling them to the burgeoning automobile industry.

Our pro forma sales, pro forma EBITDA and pro forma net earnings were approximately $10.4 billion, $1.1 billion and $201 million, respectively, for the year ended December 31, 2002 and approximately $8.3 billion, $798 million and $94 million, respectively, for the nine months ended September 26, 2003. See note (3) in "Summary — Summary Historical and Pro Forma Financial Data" for a reconciliation of EBITDA to net earnings and "Unaudited Pro Forma Combined and Consolidated Financial Information."

We have become a leader in the global automotive parts industry by capitalizing on the strength of our products, technological capabilities and systems integration skills. We believe that we have a #1 or #2 market position in North America and/or Western Europe for each of the following product lines: foundation brakes, ABS, steering gears and systems, air bags, seat belts, steering wheels and engine valves. In the aggregate, these product lines accounted for approximately 69% of our pro forma sales for the nine months ended September 26, 2003. Over the last decade, we have experienced substantial sales growth in many of these product lines due to an increasing focus by both governments and consumers on safety and fuel efficiency. We believe that this trend is continuing, as evidenced by ongoing regulatory activities, and will enable us to experience significant growth in the most recent generation of advanced safety and fuel efficient products, such as VSC, curtain air bags, occupant sensing systems, electrically assisted power steering systems and tire pressure monitoring systems. See "— Regulatory Trends Impacting Our Safety Products." Throughout our long history as a leading supplier to major VMs, we have focused on products where we have a technological advantage. We have extensive technical experience in a broad range of product lines and strong systems integration skills, which enable us to provide comprehensive, systems-based solutions for our VM customers.

We have a broad and established global presence, with a workforce of approximately 61,000 employees and a network of manufacturing facilities, technical centers, sales offices and joint ventures located in every major vehicle producing region of the world. We have 141 wholly-owned manufacturing facilities and 20 joint-venture facilities in 22 countries. We sell to all the major VMs across the world's major vehicle producing regions. Among our largest customers are Ford Motor Company, DaimlerChrysler AG, Volkswagen AG, General Motors Corporation and Renault-Nissan BV. Our geographic breakdown of sales is among the most diverse in the industry, with approximately 49% of our pro forma sales for the nine months ended September 26, 2003 derived from Europe, 42% from North America and 9% from the rest of the world. Our largest single customer accounted for approximately 18% of our pro forma sales for the same period, which, we believe, is among the lowest customer concentration levels of major global Tier-1 suppliers. In addition, our four largest customers together accounted for approximately 63% of such sales for the same period. We believe our diversified business limits our exposure to the risks of any one geographic economy, product line or major customer.

The following charts illustrate our diversity by providing a breakdown of our sales for the nine months ended September 26, 2003 by product lines and by VM groups.

Product Lines — Percentage of Sales(1)	VM Groups—Percentage of Sales(1)

(1)	Our pro forma sales for the nine months ended September 26, 2003 exclude sales of TKS, which was not transferred to us as part of the Acquisition but include the sales of QSS, through June 27, 2003 at which point it was sold. See "Unaudited Pro Forma Combined and Consolidated Financial Information" and "— Legal Proceedings" for a further discussion of TKS and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of QSS. TKS produced steering gears, and QSS manufactured seat belt systems. Both TKS and QSS sales were primarily to Toyota.

We conduct substantially all of our operations through our subsidiaries and along three operating segments (Chassis Systems, Occupant Safety Systems and Automotive Components). The following table summarizes our three operating segments and their principal product lines and their actual and pro forma sales and segment profit before taxes for the year ended December 31, 2002 and their pro forma sales and segment profit before taxes for the nine months ended September 26, 2003. The table also provides a reconciliation of segment profit before taxes to earnings before income taxes.

				Pro Forma(1)
				(unaudited)
		Year ended December 31, 2002		Year ended December 31, 2002		Nine months ended September 26, 2003
Operating Segment	Principal product lines	Sales	Segment Profit before taxes(2)	Sales	Segment Profit before taxes(2)	Sales	Segment Profit before taxes(2)
		(Dollars in millions)
Chassis Systems	Foundation brakes, ABS and other brake control (including electronic vehicle stability control) and steering gears and systems	$6,078	$256	$5,832	$283	$4,782	$196
Occupant Safety Systems	Air bags, seat belts and crash sensors and other safety and security electronics	3,143	224	3,143	212	2,426	218
Automotive Components	Engine valves, engineered fasteners and plastic components and body controls	1,409	148	1,409	130	1,118	95
	Total segment	$10,630	628	$10,384	625	$8,326	509
	Corporate expense and other		(186)		(147)		(87)
	Financing cost		(319)		(311)		(246)
	Net employee benefits income		179		189		20
	Earnings before income taxes		$302		$356		$196

(1)	Pro forma amounts reflect the elimination of sales and profit before taxes of TKS, which was not transferred to us as part of the Acquisition, the elimination of the amortization of unrecognized pension and OPEB losses, pro forma interest expense based on our new capital structure, elimination of purchased in-process research and development expense, adjustments to depreciation and amortization to reflect fair value of fixed assets and certain intangibles, restatement of administrative and selling expenses on a stand alone basis and the elimination of the effects of an inventory write-up recorded as a result of the Acquisition. The inventory was sold during the seven months ended September 26, 2003. See "Unaudited Pro Forma Combined and Consolidated Financial Information" for a discussion of pro forma adjustments.
(2)	See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 10 to the combined financial statements and note 9 to the unaudited combined and consolidated interim financial statements for a discussion of segment profit before taxes.

Our Competitive Strengths

We intend to leverage our leading market positions, global presence, strong customer relationships, technological capabilities in high-growth markets and strong product portfolio to increase our presence in the global automotive parts industry.

Leading Market Positions. We are one of the world's largest suppliers of automotive chassis and occupant safety products. We believe that our leading supply position across a number of product lines and a number of geographic markets increases our importance to our VM customers and allows us to compete effectively in each of the markets that we serve. We believe that, based on 2002 data (as adjusted to exclude sales of TKS and QSS), we have a #1 or #2 market position in North America and/or Western Europe for the following product lines:

Product Line	Operating Segment	2002 Combined North America and Western Europe Market Position
Foundation brakes	Chassis Systems	#1
ABS(1)	Chassis Systems	#3
Steering gears and systems	Chassis Systems	#2
Air bags	Occupant Safety Systems	#2
Seat belts	Occupant Safety Systems	#1
Steering wheels	Occupant Safety Systems	#1
Engine valves	Automotive Components	#2

(1)	We have a #1 market position in ABS in North America.

Global Presence with Diversified Businesses. As VMs increasingly become more global, they favor suppliers that can deliver products with consistent technology and quality for vehicles which are manufactured and sold in markets around the world. We believe our geographically diverse global manufacturing base offers us an advantage over many of our competitors in meeting the global needs of our VM customers. We also believe that our global presence allows us to leverage sales to a customer in one location, or for one product, into sales to that customer in other locations and for other products. For example, building upon our prior relationship of selling steering products, foundation brakes and other products to Volkswagen AG, we were awarded our first Volkswagen ABS contract in 2002. Additionally, our presence in markets such as South America, Eastern Europe and the Asia Pacific region presents a long-term growth opportunity as demand for automotive vehicles increases, and automotive manufacturers expand production, in these markets. We believe our diversified business limits our exposure to the risks of any one geographic economy, product line or major customer.

Strong Relationships with Customers. As a result of our focus on providing high quality products and service at competitive prices, we maintain long-standing relationships with our customers, which include every major VM in the world. We believe that we have an excellent reputation with our customers for providing top quality components and systems, as well as for timely delivery and customer service. As a result of our service and performance record, since the beginning of 2001, we have won a number of awards from our customers, including Ford's Q1 and Q1 Plus World Excellence, DaimlerChrysler's Gold Pentastar, GM's Supplier of the Year, Renault's Trophe OPTIMA, Toyota's Certificate of Quality Achievement, Fiat's Targa Qualitas and Volkswagen's Supplier A Award. In addition, our service and performance record is evidenced by the fact that we provide a number of products for each of the automotive industry's ten largest platforms based on 2002 unit volumes.

Well Positioned for Convergence of Active and Passive Safety Technologies. We believe that we are the only supplier that combines a broad customer base and geographic diversity with leading positions in both key active safety technologies, such as braking and steering, and key passive safety technologies, such as air bags and seat belts. We have begun to capitalize on significant opportunities to enhance automotive safety through technology that uses information from active safety systems to optimize the performance of passive safety systems, and we believe that our leading positions in both active and passive safety technologies will allow us to benefit from this convergence. An example of this trend is our Active Control Retractor (ACR) seat belt technology, which is used in the 2003 model year Mercedes S-Class. The ACR system uses information from braking sensors and stability control sensors to react quickly to potentially hazardous driving situations. If the sensors detect a potential crash, the system automatically tightens the seat belts in order to improve the occupants' positions, which can significantly enhance the overall performance of the vehicle restraint system.

Strong Base of Awarded Business. Based on our existing platforms, new product offerings and recently awarded business, we expect our sales to grow organically at a higher rate than overall global light vehicle production over the next several years. We expect to achieve this growth by increasing our market shares and increasing our content per vehicle in many of our product lines. However, our ability to realize future sales is subject to a number of factors, including the actual volume and timing of vehicle production, option mix and product pricing.

Globally-Recognized Trademarks. We hold a number of trademarks covering our products including "TRW," "Lucas," and "Kelsey-Hayes." These trademarks represent the goodwill and reputation that we have built up through the years of selling high-quality products to our customers. A number of third parties have entered into license agreements with us pursuant to which they pay royalty fees in exchange for the right to apply our trademarks to their products.

Our Strategy

We intend to increase our sales and improve our profitability and operating cash flow by leveraging our position as a leading Tier-1 global automotive parts supplier focused primarily in the areas of active and passive safety technologies. Key elements of our strategy, which we expect will help increase our product content per vehicle, include the following:

Focus on Active and Passive Safety Technologies. We believe that we are the only supplier predominantly focused on the development of both active and passive safety technologies, such as electrically assisted steering systems, electronic vehicle stability control systems, tire pressure monitoring systems, active control retractor seat belt systems, side and curtain airbag systems and occupant sensing systems. We expect to capitalize on the convergence of these two technologies by continuing to make significant investments in an effort to develop innovative, value-added safety technologies with a focus on the development of next generation active and passive safety systems. In addition, based on our internal research, third party analysis and data provided by CSM Worldwide, we believe that unit demand for many safety-related products that we produce is growing in North America and Western Europe in excess of the projected growth rate for automotive production in those regions.

Expand Our Leading Technological Capabilities. We believe that our leading market positions are largely based on the strength of our technological capabilities. For example, in the case of electrically powered hydraulic steering systems and electrically assisted power steering systems, we believe that our technological capabilities have helped us achieve a higher market share of these new technologies than we have in traditional hydraulic-based power steering systems. We continue to provide technologically advanced products by regularly updating and enhancing our product lines and introducing new products, such as electronically controlled speed sensitive power steering systems, electrically powered park brake systems, dual-stage and rollover air bag inflators, and in-mold assembly air flow registers. We expect to continue to make significant investments in technology and our design capabilities in an effort to develop innovative, value-added technologies in all of our market leading product lines.

Focus on Operating Efficiency. We continue to focus on opportunities to optimize our resources and reduce manufacturing costs. These opportunities include initiatives aimed at: (1) shifting production capacity from high wage areas such as North America and Western Europe to low wage areas such as Latin America, Eastern Europe and certain parts of Asia; (2) realizing cost savings in the purchase of manufactured components and raw materials; (3) achieving benefits from our restructuring activities and (4) improving our operating performance through other strategic programs such as our six Sigma initiative. These initiatives help us maintain our competitiveness.

Capitalize on the Continued Trend Toward System and Module Supply. VMs are increasingly purchasing integrated systems and modules from suppliers rather than purchasing and assembling the separate components that are included in those systems and modules. In order to capitalize on this trend, we have developed, and continue to develop, significant systems and modules in a number of key product areas including air bag systems, seat belt systems, ride and handling systems, electrically assisted power steering systems and safety electronics systems. An example of our systems capabilities is the occupant restraint system we designed for the Mercedes M-Class, which consists of the driver air bag, passenger air bag, side air bags, curtain air bags, seat belts and steering wheel. As an example of our module capabilities, we serve as module integrator for the Jeep Liberty. In this role, we assemble braking, steering and axle modules incorporating product content manufactured both by us and other component suppliers and deliver them to DaimlerChrysler for installation in a just-in-time fashion, enabling it to reduce production costs. We intend to focus on manufacturing those systems and modules where we enjoy a competitive advantage and can add the most value, while reducing our participation and capital spending in those areas that are non-essential to our growth and profitability.

Pursue Joint Ventures and Other Alliances. Joint ventures and other alliances represent an important element of our business plan. We intend to continue pursuing joint ventures and other alliances in order to expand product capabilities and our geographic and customer diversity. For example, we have recently formed a new joint venture called EnTire Solutions, LLC with Group Michelin to collaborate on the engineering and sales of direct tire pressure monitoring systems. These relationships have enabled us to enter into new geographic markets, such as China, Korea, India and Turkey, to acquire new customers and to develop new technologies. We currently have 20 joint ventures in nine countries. We believe we are financially and strategically disciplined in our approach to evaluating joint ventures and other alliance opportunities.

In addition to those risks described in the section entitled "Risk Factors," our ability to execute our strategies described above is subject to certain risks that are generally associated with being a Tier-1 automotive supplier. For example, as we continue to invest time and resources to expand and advance our leading technologies, unforeseen competing and/or alternative technologies could emerge that render our technologies less desirable or obsolete. In addition, customer markets for our new technologies might not develop as expected, making it difficult for us to recover our development costs. Inherent in the trend toward increasing systems and modules is the difficulty in effectively identifying and recovering from customers the value associated with the systems and modules that we provide to them. This difficulty, together with the growing trend among VMs to look to their suppliers for contribution when VMs are faced with product liability, warranty and recall claims, could place higher pressure on our margins. Increasing operating efficiencies by moving to lower wage countries has the potential to stretch and thus put strain on regional and global supply chains, especially if infrastructures in these countries are not fully developed. Joint ventures and strategic alliances have been and will continue to be important to achieving our growth objectives, but without sufficient resources to support their development and growth, these joint ventures and strategic alliances could fall short of meeting customers' demands in local markets, thereby adversely affecting our relationships with those customers globally.

Regulatory Trends Impacting Our Safety Products

There are numerous regulatory activities in the areas of safety and fuel efficiency that we believe will create additional demand for products that we sell or are developing. Among these are the following:

Occupant Sensing. United States Federal Motor Vehicle Safety Standard 208 requires vehicle manufacturers to install occupant weight and position sensing systems on their light vehicles, starting in model year 2004 and completing the 100% phase-in for model year 2006. We have developed occupant sensing systems based on both weight sensing and vision systems.

Tire Pressure Monitoring. Regulations enacted under the Transportation Recall Enhancement, Accountability and Documentation Act require installation of tire pressure monitoring systems starting in model year 2004. We have developed both direct and indirect tire pressure monitoring systems. Direct systems measure tire pressure through sensors located on wheels, whereas indirect systems estimate tire pressure differences based on data from the wheel speed sensors used in ABS systems.

Rollover Testing. On June 26, the Commerce Committee of the U.S. Senate introduced draft legislation for rollover protection "based on the combined ejection-mitigation capabilities of safety technologies, including advanced side glazing, side curtains, and side impact air bags" to be introduced in the funding bill for the National Highway Traffic Safety Administration. We have developed roll control systems and vehicle stability control systems that reduce the likelihood of vehicle rollover. We have also developed curtain air bags that can reduce the severity of injury in the event of rollover.

Fuel Economy. The Bush administration has proposed increases in standards for fuel economy for light trucks for model years 2005-2007. If enacted, this could increase demand for our electrically assisted steering systems, which require less power from an engine, and consequently less fuel, than today's conventional hydraulic systems.

ABS Installation. Studies are underway in Europe and the United States to determine whether to require mandatory installation of ABS. At present, approximately 75% of new vehicles in North America and 70% of new vehicles in Europe are equipped with ABS.

Pedestrian Protection. Legislation is under consideration in Europe and Japan to make cars less dangerous to pedestrians in the event of collisions. We are investigating actuator products that lift the hood in the case of a crash to meet the pedestrian in a manner which would cushion the pedestrian's impact with the vehicle.

Legislative activities are subject to political processes that may result in legislation being delayed, modified, withdrawn or overturned at any time. In addition, it is possible that regulatory standards could cause new vehicle prices to increase to a level at which the overall demand for new vehicles would decrease. As a result, we cannot assure you that any of the foregoing will be enacted or, if enacted, will not be subsequently modified or rescinded in the future or that such legislative activities will result in additional overall demand for our products.

Largest Industry Platforms

Our product capability and performance record is evidenced by the fact that we provide a number of products for each of the automotive industry's ten largest platforms based on unit volumes for the nine months ended September 26, 2003. Based on data compiled by CSM Worldwide, the following table lists the automotive industry's largest platforms based on unit volumes for the nine months ended September 26, 2003 and the products we produced for those platforms.

VM	Platform Name	Vehicle Nameplate	Our Products
General Motors	GMT800 Series	Sierra, Silverado, Tahoe, Yukon, Escalade	Antilock brake systems, vehicle stability control, drum-in-hat brakes, hubs, linkage and suspension, side air bag
Volkswagen (including Seat, Skoda, Audi)	PQ34	Golf, Bora, Jetta, Octavia, Toledo, Leon, Audi A3	Modules, rear calipers, linkage and suspension, driver, curtain and side air bag, seat belt, steering wheel system
Volkswagen (including Seat, Skoda, Audi)	PQ24	Polo, Cordoba, Ibiza, Fabia, Audi A2	Front and rear calipers, drum brakes, electric power hydraulic steering, hydraulic power rack and pinion steering, driver, passenger, curtain and side air bag, seat belt, steering wheel system, safety and security electronics

VM	Platform Name	Vehicle Nameplate	Our Products
Toyota	140N, 330N, 340N, 560T	Corolla	Actuation, front and rear calipers, drum-in-hat brakes, rotors, driver air bag, seat belt, steering wheel system, safety and security electronics
General Motors	GM4200, GME S4300	Corsa	Actuation, front and rear calipers, drum brakes, rotors, curtain and side air bag, seatbelt
Ford	C170	Focus	Rear calipers, drum brakes, hydraulic power rack and pinion steering, passenger air bag, seat belt, steering wheel system
PSA	T1	Peugeot 206, 206 Van	Drum brakes, linkage and suspension, hydraulic power rack and pinion steering, curtain air bag
General Motors (including Opel)	GME T3000	Astra, Zafira	Actuation, rotors, linkage and suspension, modules, electric power hydraulic steering, side and curtain air bag, seat belt
Renault-Nissan	X65	Clio, Clio Van	Front calipers, drum brakes, hydraulic power rack and pinion steering, driver and passenger airbag inflators, seatbelt
Volkswagen (including Audi)	PL45	Passat, Suberb, Audi A6	Actuation front and rear calipers, linkage and suspension, modules, driver, passenger and curtain air bag, seat belt, steering wheel system

Operating Segments and Principal Product Categories

The following discussion describes each of our operating segments, as well as the major product lines within each segment.

Chassis Systems

Our Chassis Systems segment focuses on the design, manufacture and sale of product lines relating to steering, foundation brakes, brake control, modules and suspension. Chassis Systems accounted for approximately $6.1 billion, or 57.2%, of our total sales and $256 million, or 40.8%, of our segment profit before taxes and approximately $5.8 billion, or 56.2%, of our total pro forma sales and $283 million, or 45.3%, of our pro forma segment profit before taxes for the year ended December 31, 2002 and approximately $4.8 billion, or 57.4%, of our total pro forma sales and $196 million, or 38.5%, of our pro forma segment profit before taxes for the nine months ended September 26, 2003.

We believe our Chassis Systems segment is well positioned to capitalize on growth trends toward increasing active safety systems, particularly in the areas of electric steering, electronic vehicle stability control and other advanced braking systems and integrated vehicle control systems.

The following table describes the principal product lines in order of 2002 sales in our Chassis Systems segment:

Product Line	Description
Steering	Electrically assisted power steering systems (column-drive, pinion-drive, rack-drive type), electrically powered hydraulic steering systems, hydraulic power and manual rack and pinion steering gears, hydraulic steering pumps and hoses, fully integral commercial steering systems, commercial steering columns and pumps
Foundation brakes	Front and rear disc brake calipers, drum brake and drum-in-hat parking brake assemblies, rotors, drums
Brake control	Two-wheel and four-wheel ABS, electronic vehicle stability control systems, electro-hydraulic braking systems, active cruise control systems, actuation boosters and master cylinders, electronically controlled actuation
Modules	Brake modules, corner modules, pedal box modules, strut modules, front cross-member modules, rear axle modules
Suspension	Forged steel and aluminum control arms, suspension ball joints, rack and pinion linkage assemblies, conventional linkages, commercial steering linkages and suspension ball joints, active roll control systems

We sell our Chassis Systems products primarily to VMs and also to other Tier-1 suppliers. We also sell these products to VM service organizations and to independent distributors for the automotive aftermarket. The following table lists in order of sales volume the platforms that we believe generated the largest sales for our Chassis Systems segment for the nine months ended September 26, 2003 and the products that our Chassis Systems segment produced for those platforms.

VM	Platform Name	Vehicle Nameplate	Our Products
General Motors	GMT800 Series	Sierra, Silverado, Tahoe, Yukon, Escalade	Antilock brake systems, vehicle stability control, drum-in-hat brakes, hub assemblies, linkage and suspension
Volkswagen (including Seat, Skoda, Audi)	PQ24	Polo, Cordoba, Ibiza, Fabia, Audi A2	Front and rear calipers, drum brakes, electric power hydraulic steering, hydraulic power rack and pinion steering
Volkswagen (including Seat, Skoda, Audi)	PQ34	Golf, Bora, Jetta, Octavia, Toledo, Leon, Audi A3	Rear calipers, rack and pinion, modules, linkage and suspension
DaimlerChrysler	DR/DE	Ram Pickup	Antilock brake system, front and rear calipers, drum-in-hat brakes, rotors, hydraulic power rack and pinion steering
DaimlerChrysler	KJ	Jeep Liberty	Actuation, modules, linkage and suspension
Ford	P131	F-Series Super Duty	Antilock brake systems, drums, drum-in-hat brakes, hubs, hub assemblies, modules, rotors, linkage and suspension

VM	Platform Name	Vehicle Nameplate	Our Products
General Motors (including Opel)	GME T3000	Astra, Zafira	Actuation, rotors, electric power hydraulic steering, linkage and suspension, modules
Renault	X84	Scenic	Actuation, rear calipers, linkage and suspension, electrically powered steering
General Motors	Epsilon	Vectra, Saab 9-3	Antilock brake system, vehicle stability control, actuation, electrically powered hydraulic steering, hydraulic power rack and pinion steering
Volkswagen	PL45	Passat, A6, Superb	Actuation, front and rear calipers, modules, linkage and suspension

Occupant Safety Systems

Our Occupant Safety Systems segment focuses on the design, manufacture and sale of air bags, seat belts, safety electronics, steering wheels and security electronic systems. Occupant Safety Systems accounted for approximately $3.1 billion, or 29.6%, of our total sales and $224 million, or 35.7%, of our segment profit before taxes and approximately $3.1 billion, or 30.2%, of our total pro forma sales and $212 million, or 33.9%, of our pro forma segment profit before taxes for the year ended December 31, 2002 and $2.4 billion, or 29.2%, of our total pro forma sales and $218 million, or 42.8%, of our pro forma segment profit before taxes for the nine months ended September 26, 2003.

We believe our Occupant Safety Systems segment is well positioned to capitalize on growth trends toward increasing passive safety systems, particularly in the areas of side and curtain air bag systems, occupant sensing systems, active seat belt pretensioning and retractor systems and tire pressure monitoring systems.

The following table describes the principal product lines in order of 2002 sales in our Occupant Safety Systems segment:

Product Line	Description
Air bags	Driver air bag modules, passenger air bag modules, side air bag modules, curtain air bag modules, single- and dual-stage air bag inflators
Seat belts	Retractor and buckle assemblies, pyrotechnic retractor assemblies, pretensioning systems, height adjusters, active control retractor systems
Safety electronics	Front and side crash sensors, vehicle rollover sensors, air bag diagnostic modules, weight sensing and vision systems for occupant detection
Steering wheels	Full range of steering wheels from base designs to leather, wood, heated designs, including multifunctional switches and integral air bag modules
Security electronics	Remote keyless entry systems, advanced theft deterrent systems, direct tire pressure monitoring systems

We sell our Occupant Safety Systems products primarily to VMs and also to other Tier-1 suppliers. We also sell these products to VM service organizations for service parts. The following table lists in order of sales volume the platforms that we believe generated the largest pro forma sales for our Occupant Safety Systems segment for the nine months ended September 26, 2003 and the products that our Occupant Safety Systems segment produced for those platforms.

VM	Platform Name	Vehicle Nameplate	Our Products
Volkswagen (including Audi)	PL45	Passat, Audi A6, Superb	Driver, passenger and curtain air bag, seat belt, steering wheel system
Volkswagen (including Seat, Skoda, Audi)	PQ34	Golf, Bora, Jetta, Octavia, Toledo, Leon, Audi A3	Driver, passenger and curtain air bag, seat belt, steering wheel system
Ford	PN96-102	F150 Pickup	Driver and passenger air bag, seat belt, steering wheel system, safety and security electronics
Ford	C170	Focus	Passenger air bag, seat belt, steering wheel covers
Ford	U222	Expedition, Navigator	Driver, passenger and curtain air bag, seatbelt, steering wheel system
Ford	U152	Explorer	Driver, passenger and curtain air bag, steering wheel system
Ford	P131	F-Series Super Duty	Driver and passenger air bag, seat belt, safety and security electronics
DaimlerChrysler	W211	Mercedes E-Class	Driver, passenger and side air bag, steering wheel system
DaimlerChrysler	KJ	Jeep Liberty	Driver, passenger and curtain air bag, seat belt, safety and security electronics
DaimlerChrysler	W203	Mercedes C-Class	Curtain and side air bag, seatbelt

Automotive Components

Our Automotive Components segment focuses on the design, manufacture and sale of body controls, engine valves and engineered fasteners and components. Automotive Components accounted for approximately $1.4 billion, or 13.3%, of our total sales and $148 million, or 23.6%, of our segment profit before taxes and approximately $1.4 billion, or 13.6% of our total pro forma sales and approximately $130 million, or 20.8%, of our pro forma segment profit before taxes for the year ended December 31, 2002 and $1.1 billion, or 13.4%, of our total pro forma sales and $95 million, or 18.7%, of our pro forma segment profit before taxes for the nine months ended September 26, 2003.

We believe our Automotive Components segment is well positioned to capitalize on growth trends toward multi-valve engines and increasing electronic content per vehicle.

The following table describes in order of 2002 sales our principal product lines in our Automotive Components segment:

Product Line	Description
Body controls	Display and heating, ventilating and air conditioning electronics, controls and actuators; motors; power management controls; man/machine interface controls and switches, including a wide array of automotive ergonomic applications such as steering column and wheel switches, rotary connectors, climate controls, seat controls, window lift switches, air bag disable switches; rain sensors
Engine valves	Engine valves, valve train components, electro-magnetic valve actuation
Engineered fasteners and components	Engineered and plastic fasteners and precision plastic moldings and assemblies

We sell our Automotive Components products primarily to VMs and also to other Tier-1 suppliers. We also sell these products to VM service organizations. In addition, we sell some engine valve and body control products to independent distributors for the automotive aftermarket.

Joint Ventures

Joint ventures represent an important part of our business, both operationally and strategically. We have often used joint ventures to enter into new geographic markets such as China, Korea and India, or to acquire new customers or to develop new technologies, such as electro-hydraulic steering pumps and radar sensors.

In the case of entering new geographic markets, where we have not previously established substantial local experience and infrastructure, teaming with a local partner can reduce capital investment by leveraging pre-existing infrastructure. In addition, local partners in these markets can provide knowledge and insight into local customs and practices and access to local suppliers of raw materials and components. All of these advantages can reduce the risk, and thereby enhance the prospects for the success, of an entry into a new geographic market.

Joint ventures can also be an effective means to acquire new customers. Joint venture arrangements can allow partners access to technology they would otherwise have to develop independently, thereby reducing the time and cost of development. More importantly, they can provide the opportunity to create synergies and applications of the technology that would not otherwise be possible.

Consistent with our strategy to pursue joint ventures, we have recently signed a letter of intent to form a new joint venture with FAWER Automotive Components in China to include commercial steering systems and components, and we expect to finalize the joint venture during the first quarter of 2004.

The following table shows our joint ventures in which we have a 49% or greater interest:

Country	Name	Our % Ownership		Products	2002 Sales(2)
Brazil	SM-Sistemas Modulares Ltd.	50	%(1)	Brake modules	$23
China	FAW Kelsey-Hayes Automobile Chassis System, Co. Ltd.(3)	60%		Chassis modules and brake components	$189

Country	Name	Our % Ownership		Products	2002 Sales(2)
	Lucas Varity Langzhong Brake Company Limited	70%		Foundation brakes, actuation, and front corner modules	$45
	Shanghai TRW Automotive Safety Systems Co., Ltd.	50	%(1)	Seat belt systems	$21
India	Brakes India Limited	49	%(1)	Foundation brakes, actuation valves and hoses	$121
	Rane TRW Steering Systems Limited	50	%(1)	Steering gears	$40
Korea	TRW Steering Co. Ltd.	71%		Steering gears and linkage components	$80
Malaysia	TRW Steering & Suspension Sdn.	51%		Linkage & suspension	$8
Thailand	TRW Fuji Serina Co. Ltd.	51%		Engine valves	$11
United States	TRW Fuji Valve Inc.	80%		Engine valves	$61
	Methode Lucas Controls, Inc.	50	%(1)	Multi-functional column-mounted controls (pressed parts and key moldings for column switchgear)	$31
	EnTire Solutions LLC(4)	50	%(1)	Direct tire pressure monitoring systems	—

(1)	These entities are not consolidated in our financial statements.
(2)	On June 27, 2003, we sold our 60% partnership interest in QSS, a Canadian joint venture, to Tokai Rika Canada Limited, an affiliate of Tokai Rika Co., Ltd. of Japan, our former partner in QSS. QSS had sales of $123 million in 2002 and manufactured seat belt systems.
Our partnership interest in TKS, in which we had a 51% interest, was not transferred to us as part of the Acquisition. TKS had sales of $246 million in 2002 and produced steering gears. Therefore, while our predecessor company's historical financial statements include the results of TKS, our pro forma financial data reflects the elimination of the results of TKS. See "Unaudited Pro Forma Combined and Consolidated Financial Information" and "— Legal Proceedings."
(3)	We have recently executed a letter of intent to expand the scope of our existing FAW Kelsey-Hayes Automobile Chassis System, Co. Ltd. joint venture to include air bags and steering wheels and we expect to conclude the expansion in the first quarter of 2004.
(4)	In September 2003, we formed EnTire Solutions, LLC with Group Michelin in order to develop, promote, market, sell, and provide field support for direct tire pressure monitoring systems.

Competition

The automotive parts industry is extremely competitive. VMs rigorously evaluate us and other suppliers based on many criteria such as quality, price/cost competitiveness, system and product performance, reliability and timeliness of delivery, new product and technology development capability, excellence and flexibility in operations, degree of global and local presence, effectiveness of customer service and overall management capability. We believe we compete effectively with leading automotive suppliers on all of these criteria. For example, we generally follow manufacturing practices designed to improve efficiency, including but not limited to, one-piece-flow machining and assembly, and level and just-in-time scheduling of our manufacturing plants, all of which enable us to manage inventory so that we can deliver components and systems to our customers in the quantities and at the times ordered. Our resulting delivery performance, as measured by our customers, generally meets or exceeds our customers' expectations and our competitors' performance. Within each of our product segments, we face significant competition. Our principal competitors include Delphi, Bosch, Conti-Teves, Visteon, Koyo Seiko, ZF, and Advics in the Chassis Systems segment; Autoliv, Delphi, Breed, Takata, and Bosch in the Occupant Safety Systems segment; and ITW, Raymond, Nifco, Textron, Kostal, Delphi, Valeo, Tokai Riki and Eaton in the Automotive Components segment.

Customers

We sell to all the major VM customers across all the world's major vehicle producing regions. Among our largest customers are Ford Motor Company, DaimlerChrysler AG, Volkswagen AG, General Motors Corporation and Renault-Nissan BV. We believe that, among major automotive parts suppliers, the breadth of our customer mix is among the industry leaders. Our long-standing relationships with our customers have enabled us to understand global customer needs and business opportunities. We believe that we will continue to be able to compete effectively for our customers' business because of the high quality of our products, our ongoing cost reduction efforts, our strong global presence and our product and technology innovations. The chart below indicates our ten largest customers by VM group, the VMs within each group and the percentage of our pro forma sales for the nine months ended September 26, 2003 represented by each of these VM groups.

VM Group	VMs	Percentage of Sales(1)
Ford	Ford, Land Rover, Jaguar, Aston-Martin, Volvo, Mazda	18.2%
DaimlerChrysler	Chrysler, Mercedes, Smart, Mitsubishi	16.8%
Volkswagen	Volkswagen, Audi, Seat, Skoda, Bentley	15.0%
General Motors	General Motors, Opel, Saab, Isuzu, Subaru	13.4%
Renault-Nissan	Renault, Nissan	7.9%
Fiat	Fiat, Lancia, Alfa-Romeo, Ducato	4.3%
PSA	Peugeot, Citroen	3.5%
Toyota	Toyota, NUMMI, Daihatsu	3.1%
BMW	BMW	1.9%
Hyundai	Hyundai, Kia	1.4%
Honda	Honda	1.3%

(1)	Our pro forma sales for the nine months ended September 26, 2003 exclude sales of TKS but include sales of QSS. Both TKS and QSS sales were primarily to Toyota. See "Unaudited Pro Forma Combined and Consolidated Financial Information" and "— Legal Proceedings" for a further discussion of TKS and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of the divestiture of QSS.

We also sell products to the global aftermarket as replacement parts for current production and older vehicles. For the nine months ended September 26, 2003, our pro forma sales to the aftermarket represented approximately 7% of our total sales. We sell these products through both VM service organizations and independent distribution networks.

Sales and Marketing

We have a sales and marketing organization of dedicated customer teams that provide a consistent interface with our key customers. These teams are located in all major vehicle producing regions to best represent their respective customers' interests within our organization, to promote customer programs and to coordinate global customer strategies with the goal of enhancing overall customer service and satisfaction. Our ability to support our customers globally is further enhanced by our broad global presence in terms of sales offices, manufacturing facilities, engineering/technical centers and joint ventures.

Our sales and marketing organization and activities are designed to create overall awareness and consideration of, and to increase purchases of, our systems, modules and components. To further this objective, we participate in international trade shows in Paris, Frankfurt and Detroit, as well as international aftermarket-focused events in Las Vegas and Frankfurt. We also provide on-site technology demonstrations at our major VM customers on a regular basis.

Customer Support

Our engineering, sales and production facilities are located in 22 countries. With approximately 207 sites or offices and approximately 500 dedicated sales/customer development employees, we provide effective customer solutions, products and service in any region in which these facilities operate or manufacture.

Intellectual Property

We own significant intellectual property, including a large number of patents, trademarks, copyrights and trade secrets, and are involved in numerous licensing arrangements. Although our intellectual property plays an important role in maintaining our competitive position in a number of the markets that we serve, no single patent, copyright, trade secret or license, or group of related patents, copyrights, trade secrets or licenses, is, in our opinion, of such value to us that our business would be materially affected by the expiration or termination thereof. However, we view the name TRW Automotive and primary mark "TRW" (which has been transferred to us as part of the Acquisition) as material to our business as a whole. Our general policy is to apply for patents on an ongoing basis in the United States, Germany and appropriate other countries to protect our patentable developments.

Our patent portfolio of nearly 10,000 patents and pending patent applications reflects our commitment to invest in technology and covers many aspects of our products and the processes for making those products. In addition, we have developed a substantial body of manufacturing know-how that we believe provides a significant competitive advantage in the marketplace.

We have entered into several hundred technology license agreements that either strategically exploit our intellectual property rights or provide a conduit for us into third party intellectual property rights useful in our businesses. In many of these agreements, we license technology to our suppliers, joint venture companies and other local manufacturers in support of product production for us and our customers. In other agreements, we license the technology to other companies to obtain royalty income.

We own a number of secondary trade names and marks applicable to certain of our businesses and products that we view as important to such businesses and products as well.

As part of the Acquisition, we have entered into intellectual property license agreements with TRW. These agreements are described under "Certain Relationships and Related Transactions."

Seasonality

Our business is moderately seasonal because our largest North American customers typically halt operations for approximately two weeks in July and one week in December. Additionally, customers in Europe historically shut down vehicle production during a portion of August and one week in December. In addition, third quarter automotive production traditionally is lower as new models enter production. Accordingly, our third and fourth quarter results may reflect these trends.

Research and Development

We operate a global network of technical centers worldwide where we employ approximately 4,200 engineers, researchers, designers, technicians and their supporting functions. This global network allows us to develop automotive active and passive technologies while improving existing products and systems. We utilize sophisticated testing and computer simulation equipment, including computer aided engineering, noise-vibration-harshness, crash sled, math modeling and vehicle simulations. We have advanced engineering and research and development programs for next-generation components and systems in our chassis, occupant safety and other automotive product areas. We believe we are disciplined in our approach to research and development, employing various tools to improve efficiency and reduce cost, such as Six Sigma, "follow-the-sun," a 24-hour a day engineering program that utilizes our global network, and other e-Engineering programs, and outsourcing non-core activities.

Company-funded research and development costs totaled: $92 million for the seven months ended September 26, 2003; $27 million for the two months ended February 28, 2003; $151 million in 2002; $131 million in 2001; and $167 million in 2000.

In addition, in the seven months ended September 26, 2003, we expensed $85 million of purchased in-process research and development. The decline in the company-funded research and development costs from 2000 through 2001 is primarily as a result of (1) our increased focus and discipline as to the research and development activities we undertake, (2) cost reduction actions that we have taken in recent years to reduce overhead costs and (3) a shift in resources to applications engineering, which relates to applying products to fit customers' needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We believe that continued research and development activities are critical to maintaining our leadership position in the industry and will provide us with a competitive advantage as we seek additional business with new and existing customers.

Manufactured Components and Raw Materials

We purchase various manufactured components and raw materials for use in our manufacturing processes. The principal components and raw materials we purchase include castings, electronic parts, molded plastic parts, finished subcomponents, fabricated metal, aluminum, steel, resins, leather and wood. All of these components and raw materials are available from numerous sources. We have not, in recent years, experienced any significant shortages of manufactured components or raw materials and normally do not carry inventories of these items in excess of those reasonably required to meet our production and shipping schedule.

Properties

Our principal executive offices are located in Livonia, Michigan. Our operations include numerous manufacturing, research and development and warehousing facilities and offices. We own or lease principal facilities located in 18 states in the United States and in 21 other countries as follows: Austria, Brazil, Canada, China, the Czech Republic, France, Germany, Italy, Japan, Malaysia, Mexico, Poland, Portugal, Singapore, South Africa, South Korea, Spain, Sweden, Thailand, Turkey and the United Kingdom. Approximately 56% of our principal domestic facilities are used by the Chassis Systems segment, 19% by the Occupant Safety Systems segment and 25% by the Automotive Components segment. Our corporate headquarters are contained within the Chassis Systems numbers below.

Of the total number of principal facilities operated by us, approximately 57% of such facilities are owned, 38% are leased, and 5% are held by joint ventures in which we have a majority interest.

A summary of our principal facilities, by segment, type of facility and geographic region, as of January 5, 2004 is set forth in the following tables. Additionally, where more than one segment utilizes a single facility, that facility is categorized by the purposes for which it is primarily used.

Chassis Systems

Principal Use Of Facility	North America	Europe	Asia Pacific	Other	Total
Research and Development	4	4	0	1	9
Manufacturing	24	37	9	6	76
Warehouse	4	5	2	1	12
Office	3	7	9	0	19
Total	35	53	20	8	116

Occupant Safety Systems

Principal Use Of Facility	North America	Europe	Asia Pacific	Other	Total
Research and Development	3	0	0	0	3
Manufacturing	9	17	0	3	29
Warehouse	1	3	0	0	4
Office	2	1	0	0	3
Total	15	21	0	3	39

Automotive Components

Principal Use Of Facility	North America	Europe	Asia Pacific	Other	Total
Research and Development	1	0	0	0	1
Manufacturing	9	25	8	3	45
Warehouse	2	1	0	0	3
Office	2	0	0	0	2
Total	14	26	8	3	51

Additional information concerning our long-term rental obligations under operating leases is set forth in note 17 to the combined financial statements included in this prospectus.

Employees

As of September 26, 2003, we had approximately 61,000 employees (including employees of our majority owned joint ventures but excluding temporary employees and employees who are on approved forms of leave), of whom approximately 22,500 were employed in North America, approximately 32,200 were employed in Europe, approximately 3,800 were employed in South America and approximately 2,600 were employed in Asia. Approximately 16,100 of our employees are salaried and approximately 45,000 are hourly. As of September 26, 2003, approximately 20% of our United States workforce and approximately 72% of our hourly workforce outside of the United States were represented by 39 unions. We consider relations with our employees to be good.

Environmental Matters

Governmental requirements relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had, and will continue to have, an effect on us and our operations. We have made and continue to make expenditures for projects relating to the environment, including pollution control devices for new and existing facilities. We are conducting a number of environmental investigations and remedial actions at current and former locations to comply with applicable requirements and, along with other companies, have been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably to us.

A reserve estimate for each matter is established using standard engineering cost estimating techniques on an undiscounted basis. In the determination of such costs, consideration is given to the professional judgment of our environmental engineers, in consultation with outside environmental specialists, when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At September 26, 2003, we had reserves for environmental matters of $99 million.

We do not believe that compliance with environmental protection laws and regulations will have a material effect upon our capital expenditures, results of operations or competitive position. Our capital expenditures for environmental control facilities during 2003 and 2004 are not expected to be material to us. We believe that any liability that may result from the resolution of environmental matters for which sufficient information is available to support cost estimates will not have a material adverse effect on our financial position or results of operations. However, we cannot predict the effect on our financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, we cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on our financial position or results of operations or the possible effect of compliance with environmental requirements imposed in the future. Under the master purchase agreement, Northrop Grumman will indemnify us for 50% of any environmental liabilities associated with the operation or ownership of TRW's automotive business on or prior to the Acquisition (subject to certain exceptions), regardless of whether the liabilities arise before or after the Acquisition. See "Certain Relationships and Related Transactions — The Master Purchase Agreement."

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against our subsidiaries, covering a wide range of matters that arise in the ordinary course of our business activities with respect to commercial, product liability and environmental matters.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed us that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company's then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation. Kelsey-Hayes Company became a wholly owned subsidiary of TRW upon TRW's acquisition of Lucas Varity in 1999 and became our wholly-owned subsidiary in connection with the Acquisition. We have cooperated with the investigation and are unable to predict the outcome of the investigation at this time.

On May 6, 2002, ArvinMeritor Inc. filed suit against TRW in the United States District Court for the Eastern District of Michigan, claiming breach of contract and breach of warranty in connection with certain tie rod ends that TRW supplied to ArvinMeritor and the voluntary recall of some of these tie rod ends. ArvinMeritor subsequently recalled all of the tie rod ends, and claims that it is entitled to reimbursement from TRW for the costs associated with both the products recalled by TRW and those recalled by ArvinMeritor on its own. ArvinMeritor is seeking $18.3 million in damages plus legal fees, administrative expenses and interest. We believe that we have meritorious defenses and intend to defend vigorously the claims asserted against us, but cannot predict the outcome of this lawsuit.

On October 1, 2002, International Truck & Engine Corporation notified the National Highway Traffic Safety Administration, or NHTSA, of a program to affect a voluntary safety recall of hydraulic anti-lock brake systems electronic control units manufactured by Kelsey-Hayes Company. On October 1, 2002, International Truck's parent company publicly disclosed that, among other things, it would seek to recover costs associated with its recall from the manufacturer of the electronic control units. On October 3, 2002, Kelsey-Hayes Company filed a declaratory judgment action against International Truck in the Circuit Court for the County of Oakland, Michigan seeking a judgment declaring that International Truck has no right to recover any of the costs associated with the voluntary recall. The parties reached an agreement to settle this dispute on September 10, 2003 and the settlement does not have a material effect on our financial condition, results of operations or cash flows.

On December 30, 2002, Koyo Seiko Co., Ltd. and Koyo Delaware, Inc. filed a complaint against TRW and its then wholly-owned subsidiary, TRW Automotive Holding Company, in the Circuit Court for Monroe County, Tennessee, alleging that TRW violated certain nonassignment and other provisions of a 1988 partnership agreement with Koyo, under which the parties formed TKS, by agreeing to be merged into Northrop Grumman and by cooperating with Northrop Grumman in preparing for the spin-off of TRW's automotive business or the sale of that business to BCP Acquisition Company L.L.C., an entity controlled by Blackstone. On February 21, 2003, the Circuit Court for Monroe County, Tennessee, issued a temporary injunction prohibiting the sale to any entity controlled by Blackstone, of the partnership interest held by TRW Automotive Holding Company, in TKS, pending the final hearing of the matter. On July 30, 2003, the court issued an order, which permanently enjoined TRW and its subsidiaries and affiliates from: (i) selling or transferring all or any part of its partnership interest in TKS to Blackstone; (ii) assigning all or part of its rights under the TKS Partnership Agreement to Blackstone; and (iii) delegating all or part of its obligations under the TKS Partnership Agreement to Blackstone. On September 30, 2003, Northrop Grumman sold its 51% interest in TKS to Koyo Seiko, and an agreement was executed pursuant to which the litigation was settled.

While certain of our subsidiaries have been subject in recent years to asbestos-related claims, we believe that such claims will not have a material adverse effect on our financial condition or results of operations. In general, these claims seek damages for illnesses alleged to have resulted from exposure to asbestos used in certain components sold by our subsidiaries. We believe that the majority of the claimants were assembly workers at the major U.S. automobile manufacturers. The vast majority of these claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. We believe that, to the extent any of the products sold by our subsidiaries and at issue in these cases contained asbestos, the asbestos was encapsulated. Based upon several years of experience with such claims, we believe that only a small proportion of the claimants has or will ever develop any asbestos-related impairment.

Neither our settlement costs in connection with asbestos claims nor our average annual legal fees to defend these claims have been material in the past. These claims are strongly disputed by us and it has been our policy to defend against them aggressively. We have been successful in obtaining the dismissal of many cases without any payment whatsoever. Moreover, there is significant insurance coverage with solvent carriers with respect to these claims. However, while our costs to defend and settle these claims in the past have not been material, there can be no assurances that this will remain so in the future.

We believe that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition or results of operations.

MANAGEMENT

Set forth below are the names, ages as of January 14, 2004 and current positions of our executive officers and current directors.

Name	Age	Position
John C. Plant	50	President, Chief Executive Officer and Director
Steven Lunn	55	Executive Vice President and Chief Operating Officer
David L. Bialosky	46	Vice President and General Counsel
Joseph S. Cantie	40	Vice President and Chief Financial Officer
Peter J. Lake	48	Vice President, Sales and Business Development
Robert L. Friedman	60	Director
Neil P. Simpkins	37	Chairman of the Board of Directors and Director
Joshua H. Astrof	32	Director
Mark J. Johnson	30	Director
J. Michael Losh	57	Director
Michael J. O'Neill	47	Director
Paul H. O'Neill	68	Director

John C. Plant is our President and Chief Executive Officer as well as a member of our board of directors. Prior to the Acquisition, Mr. Plant had been a member of the TRW Chief Executive Office and had been President and Chief Executive Officer of TRW's automotive business since 2001. Mr. Plant had been an Executive Vice President of TRW since TRW's acquisition of Lucas Varity in 1999. He was President and Chief Executive Officer, TRW Chassis Systems in 2001; General Manager, TRW Chassis Systems from 1999 to 2001 and General Manager of TRW's automotive business in 1999. Mr. Plant was President, Lucas Varity Automotive in 1998 to 1999, and Managing Director, Electrical and Electronic Division, Lucas Automotive from 1991 until 1998. He currently serves on the board of directors of Martin Currie Portfolio Investment Trust plc.

Steven Lunn is our Executive Vice President and Chief Operating Officer. Prior to the Acquisition, Mr. Lunn had been Executive Vice President, Automotive Operations of TRW since 2001 and had served prior to that as Senior Vice President, Operations, of TRW Chassis Systems since May 1999. Mr. Lunn was Deputy President and Chief Operating Officer of Lucas Varity Automotive from August 1998 until April 1999. Prior to this position, he was Managing Director for Lucas Varity's Light Vehicle Braking Systems Division.

David L. Bialosky is our Vice President and General Counsel. Prior to the Acquisition, Mr. Bialosky had been a Vice President and an Assistant General Counsel of TRW since 1997. Since November 2001, he had been responsible for the legal function at TRW's automotive business. He was Vice President and Assistant General Counsel of TRW Chassis Systems from October 1999 to November 2001 and of TRW's automotive business from January to October 1999. From April 1997 to December 1998, Mr. Bialosky served as Vice President and Assistant General Counsel, TRW Automotive Electronics.

Joseph S. Cantie is our Vice President and Chief Financial Officer. Prior to the Acquisition, Mr. Cantie had served as Vice President, Finance for TRW's automotive business since November 2001. Prior to that, Mr. Cantie served as Vice President, Investor Relations for TRW from October 1999 to November 2001. From November 1996 to September 1999, Mr. Cantie served in several executive positions with Lucas Varity plc, including serving as Vice President and Controller from July 1998 to September 1999. Prior to joining Lucas Varity, Mr. Cantie, a certified public accountant, spent ten years with the international accounting firm KPMG Peat Marwick.

Peter J. Lake is our Vice President, Sales and Business Development. Prior to the Acquisition, Mr. Lake had been Vice President, Sales and Business Development for TRW's automotive business since February 2002. From October 2001 to February 2002, Mr. Lake held the position of Vice President, Planning and Business Development and Vice President and General Manager, Parts and Services for TRW's automotive business. From October 2000 to November 2001, he held the same position for TRW Chassis Systems. From October 1999 to October 2000, Mr. Lake served as Vice President, Planning and

Business Development for TRW Chassis Systems. From 1996 to October 1999, Mr. Lake served in various executive positions with Lucas Varity.

Robert L. Friedman is a member of our board of directors. Mr. Friedman has served as a senior managing director of The Blackstone Group L.P. since February 1999 and in addition as Chief Administrative Officer and Chief Legal Officer of Blackstone since January 2003. From 1974 until the time he joined Blackstone, Mr. Friedman was a partner with Simpson Thacher & Bartlett LLP, a New York law firm. He currently also serves on the board of directors of Axis Capital Holdings Limited (and Audit Committee Chairman), Corp Group, Houghton Mifflin Holdings, Inc., Northwest Airlines, Inc. (and Audit Committee Chairman) and Premcor Inc.

Neil P. Simpkins is a member of our board of directors and has been Chairman of our board of directors since April 2003. Mr. Simpkins has served as a senior managing director of The Blackstone Group L.P. since December 1999. From 1993 until the time he joined Blackstone, Mr. Simpkins was a principal at Bain Capital. Prior to joining Bain Capital, Mr. Simpkins was a consultant at Bain & Company in London and the Asia Pacific region.

Joshua H. Astrof is a member of our board of directors. Mr. Astrof has been a principal at The Blackstone Group L.P. since December 2001 and an associate from 1998 to 2001. Prior to that he was an associate at Donaldson, Lufkin & Jenrette Securities Corporation, where he worked from 1993 to 1996. He currently also serves on the board of directors of Utilicom Networks LLC and formerly served on the board of directors of Bresnan Communications Group LLC.

Mark J. Johnson is a member of our board of directors. Mr. Johnson has been an associate at The Blackstone Group L.P. since 2001. Prior to that, he was an associate at J.H. Whitney & Co. from 1997 to 1999. Prior to joining Whitney, Mr. Johnson was an investment banker with Merrill Lynch & Co. He is also actively involved in Blackstone's investments in Columbia House and Corp Group.

J. Michael Losh has been a member of our board of directors since November 21, 2003. Mr. Losh has been a consultant to Metaldyne Corporation since October 2000 and served as the Chairman of its Board from October 2000 to April 2002. Prior to that, he was the Executive Vice President and Chief Financial Officer of General Motors Corp. from July 1994 to September 2000. At General Motors, he served in a variety of operating and financial positions from 1964 to 2000. He currently also serves on the board of directors of Cardinal Health Inc., H.B. Fuller Company, AMB Property Corporation, Aon Corporation, Masco Corporation and Metaldyne Corporation.

Michael J. O'Neill is a member of our board of directors. Mr. O'Neill has served as a partner with the law firm of Howrey Simon Arnold & White since October 2001. From 1984 to 2000, Mr. O'Neill held various positions with Honeywell, Inc., including serving as Vice President and General Counsel — Europe, Middle East & Africa from 1995 to 2000.

Paul H. O'Neill has been a member of our board of directors since August 12, 2003. Mr. O'Neill has been a Special Advisor at The Blackstone Group L.P. since March 2003. Prior to that he served as U.S. Secretary of the Treasury during 2001 and 2002 and was Chairman and Chief Executive Officer of Alcoa from 1987 to 1999. He retired as Chairman of Alcoa in 2000. He currently also serves on the board of directors of Eastman Kodak Company.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Composition of the Board After This Offering

Our board of directors currently consists of eight directors, including one independent director, namely J. Michael Losh. We expect to add a second independent member to our board of directors within three months after the consummation of this offering and a third independent member to our board of directors within 12 months after the consummation of this offering.

Pursuant to our certificate of incorporation, our board of directors is divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. The classes will be composed as follows:

•	Joshua H. Astrof, Mark J. Johnson and Paul H. O'Neill will be Class I directors whose terms will expire at the 2005 annual meeting of stockholders;
•	Robert L. Friedman, J. Michael Losh and Michael J. O'Neill will be Class II directors whose terms will expire at the 2006 annual meeting of stockholders; and
•	John C. Plant and Neil P. Simpkins will be Class III directors whose terms will expire at the 2007 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of the Board of Directors

Our board of directors currently has a compensation committee and an audit committee.

Audit Committee

Our audit committee currently consists of Neil P. Simpkins, Joshua H. Astrof and J. Michael Losh, a new independent member who was recently elected and determined to be our "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K. The audit committee will be responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

Following the consummation of this offering, we plan to nominate a second new independent member to our audit committee within three months thereafter and a third new independent member within 12 months thereafter to replace existing members so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act.

Our board of directors will adopt a written charter for the audit committee which will be available on our website.

Compensation Committee

Our current compensation committee consists of Neil P. Simpkins, Joshua H. Astrof and Mark J. Johnson. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Director and Executive Compensation

Director Compensation

We do not currently pay any compensation to any of our directors other than our independent director for serving as a director or as a member or chair of a committee of the board of directors. In conjunction with this offering, we have added and will be adding independent directors to our board and plan to pay our independent directors an annual cash retainer of $35,000 and a fee of $1,250 for each board meeting and each committee meeting attended. We also plan to pay a fee for acting as committee chair and to grant stock options and/or restricted stock awards under the 2003 Stock Incentive Plan to independent directors.

Executive Compensation

As an independent company, we have established executive compensation practices that link compensation with our performance as a company. We will continually review our executive compensation programs to ensure that they are competitive.

Summary Compensation Table

The following table shows 2003 compensation information on an annual basis, to the extent that it is currently determinable, for our Chief Executive Officer and four other most highly compensated executive officers based on salary, whom we refer to as the "named executive officers" in this prospectus. The amounts shown for Salary and All Other Compensation represent the pro forma amounts that would have been payable by us to the named executive officers as if the Acquisition had occurred on January 1, 2003, as well as certain payments made by Northrop Grumman in 2003 for services rendered to us, as described below. The number of securities underlying options presented below has been adjusted to reflect the 100 for 1 stock split effected on January 27, 2004.

	Annual Compensation					Long-Term Compensation
Name And Principal Position(1)	Salary		Bonus	Other Annual Compensation		Securities Underlying Options(#)(5)	All Other Compensation(6)
John C. Plant President and Chief Executive Officer	$1,350,000		(2)	$1,803,173	(3)	2,300,000	$5,425,862
Steven Lunn Executive Vice President and Chief Operating Officer	$696,957	(7)	(2)	$108,727	(4)(7)	1,100,000	$805,915
Peter J. Lake Vice President, Sales and Business Development	$450,000		(2)	(4)		670,000	$448,150
Joseph S. Cantie Vice President and Chief Financial Officer	$345,833		(2)	(4)		620,000	$457,750
David L. Bialosky Vice President and General Counsel	$337,500		(2)	(4)		470,000	$457,750

(1)	We have provided compensation information as to 2003 for the named executive officers because 2003 is the first year in which we, as a newly established company following the Acquisition, are paying compensation to our named executive officers.

(2)	Under employment agreements we entered into with each of the named executive officers, such officers are eligible to earn an annual bonus of up to a certain percentage of their base salary (200% for Mr. Plant, 130% for Mr. Lunn and 90% for the other officers) based upon the achievement of annual net income, EBITDA and cash flow targets established by the board of directors within the first three months of each fiscal year during the employment term. Such bonus would be payable no later than April 15 of the year following the year in which it was earned. See "—Employment Agreements."
(3)	This represents perquisites paid to Mr. Plant for 2003 and includes a car allowance of $36,000 for all of 2003, estimated financial planning of $25,000, a gross-up in the amount of $1,605,209 paid by Northrop Grumman for taxes relating to the change of control payments made to Mr. Plant in March 2003 and a reimbursement and gross-up in the amount of $73,262, pertaining to social security related taxes.
(4)	Total perquisites for each of these executive officers were less than the lesser of $50,000 or 10% of their respective annual salary and bonus, and accordingly the dollar value of such estimated perquisites is not shown. Perquisites for an executive officer may, but do not necessarily, include reimbursement for any of the following expenses: car; financial planning; income tax preparation; personal use of aircraft; and relocation.
(5)	All grants were made pursuant to the 2003 Stock Incentive Plan and represent options to purchase shares of our common stock. The grant date for all options was February 28, 2003, except for (i) a grant of options for 50,000 shares to Mr. Plant and 40,000 shares to Mr. Lunn made on April 29, 2003 and (ii) grants of options made on December 1, 2003 for 300,000 shares to Mr. Plant, 100,000 shares to Mr. Lunn, 70,000 shares to each of Mr. Lake and Mr. Bialosky and 120,000 shares to Mr. Cantie. The options vest 20% on the first anniversary of the grant date (except for options for 390,000 shares granted to Mr. Plant, which were accelerated to vest in November 2003 rather than on the first anniversary of the grant date) and 20% on each anniversary thereafter.
(6)	Includes:
•	the following amounts paid by Northrop Grumman under the retention agreements entered into with the named executive officers: $1.8 million (Mr. Plant); $800,000 (Mr. Lunn); and $420,000 (each of the other named executive officers); pursuant to an agreement between us and Northrop Grumman, we made those payments on behalf of Northrop Grumman, and Northrop Grumman reimbursed us for such amounts.
•	payments made by Northrop Grumman to Mr. Plant in March 2003 in the amount of $3,556,162 relating to a change in control of TRW and Mr. Plant's continued employment through the Acquisition;
•	company-paid premium of $27,600 for executive medical coverage for each of Messrs. Plant, Lake, Cantie and Bialosky and company-paid premiums for Mr. Lunn of $2,136 for medical insurance and $3,779 for life insurance;
•	matching contributions under the Retirement Savings Plan for all of 2003 in the amount of $2,800 (Mr. Plant), $3,300 (Mr. Cantie) and $2,650 (Mr. Bialosky);
•	the values of certain credits for all of 2003 provided under the Benefit Equalization Plan in the amount of $37,700 (Mr. Plant), $6,450 (Mr. Cantie) and $7,100 (Mr. Bialosky) under which Plan we provide benefits substantially equal to benefits that could not be provided under the Retirement Savings Plan because of limitations under the Internal Revenue Code of 1986, as amended (the "Code"); and
•	imputed income on group life insurance in the amount of $1,600 (Mr. Plant), $550 (Mr. Lake), $400 (Mr. Cantie) and $400 (Mr. Bialosky).
(7)	U.S. dollar equivalent of £433,000, based on the exchange rate at January 1, 2003 of $1.60960 = £1.00. Other Annual Compensation for Mr. Lunn includes $108,727 of above-market investment earnings on deferred compensation payments which were distributed to Mr. Lunn in December 2003, but which related to amounts earned by Mr. Lunn in prior years.

Option Grants Table

The following table shows options for shares of our common stock granted to the named executive officers in 2003 following the Acquisition. The number of securities underlying options granted and the exercise price presented below have been adjusted to reflect the 100 for 1 stock split effected on January 27, 2004.

	Individual Grants (1)
Name	Number of Securities Underlying Options Granted	% of Total Options Granted To Employees In Fiscal Year	Exercise of Base Price ($/Sh)	Expiration Date	Grant Date Present Value $(2)
John C. Plant	975,000	9.8	$10.00	2/28/13	$5,596,500
	780,000	7.8	$20.00	2/28/13	$3,065,400
	195,000	2.0	$30.00	2/28/13	$567,450
	25,000	*	$10.00	4/29/13	$145,000
	20,000	*	$20.00	4/29/13	$79,600
	5,000	*	$30.00	4/29/13	$14,800
	150,000	1.5	$13.00	12/1/13	$1,132,500
	120,000	1.2	$16.25	12/1/13	$816,000
	30,000	*	$30.00	12/1/13	$141,300
Steven Lunn	480,000	4.8	$10.00	2/28/13	$2,755,200
	384,000	3.9	$20.00	2/28/13	$1,509,120
	96,000	*	$30.00	2/28/13	$279,360
	20,000	*	$10.00	4/29/13	$116,000
	16,000	*	$20.00	4/29/13	$63,680
	4,000	*	$30.00	4/29/13	$11,840
	50,000	*	$13.00	12/1/13	$377,500
	40,000	*	$16.25	12/1/13	$272,000
	10,000	*	$30.00	12/1/13	$47,100
Peter J. Lake	300,000	3.0	$10.00	2/28/13	$1,722,000
	240,000	2.4	$20.00	2/28/13	$943,200
	60,000	*	$30.00	2/28/13	$174,600
	35,000	*	$13.00	12/1/13	$264,250
	28,000	*	$16.25	12/1/13	$190,400
	7,000	*	$30.00	12/1/13	$32,970
Joseph S. Cantie	250,000	2.5	$10.00	2/28/13	$1,435,000
	200,000	2.0	$20.00	2/28/13	$786,000
	50,000	*	$30.00	2/28/13	$145,500
	60,000	*	$13.00	12/1/13	$453,000
	48,000	*	$16.25	12/1/13	$326,400
	12,000	*	$30.00	12/1/13	$56,520
David L. Bialosky	200,000	2.0	$10.00	2/28/13	$1,148,000
	160,000	1.6	$20.00	2/28/13	$628,800
	40,000	*	$30.00	2/28/13	$116,400
	35,000	*	$13.00	12/1/13	$264,250
	28,000	*	$16.25	12/1/13	$190,400
	7,000	*	$30.00	12/1/13	$32,970

*	Less than one percent
(1)	Effective as of the closing of the Acquisition, we established the TRW Automotive Holdings Corp. 2003 Stock Incentive Plan, which is described below under "—Stock Incentive Plan." Executive officers have received grants of options to purchase shares that will generally vest in 20% equal annual installments over a five-year period from the date of grant pursuant to the plan. For grants prior to the December 1, 2003 grant, fifty percent of the shares subject to the options have an exercise price per share equal to the per share acquisition price paid by Blackstone, forty percent have an exercise price at two times the acquisition price and ten percent have an exercise price at three times the acquisition price. For the December 1, 2003 grant, fifty percent of the shares subject to the options have an exercise price of $13.00 per share, forty percent have an exercise price of $16.25 per share and ten percent have an exercise price of $30.00 per share. If the executive officer's employment is terminated due to his death or "disability", or, in the case of Messrs. Lunn, Lake, Cantie and Bialosky, if the executive officer's employment is terminated by us without "cause" or by the executive for "good reason," as such terms are defined in the applicable option agreement, the unvested portion of each option grant will become vested and exercisable with respect to the number of shares that otherwise would have become vested and exercisable on the next scheduled vesting date following such termination. If, in the case of Mr. Plant, the executive officer's employment is terminated by us without "cause" or by the executive for "good reason", as such terms are defined in the applicable option grant agreement, and, in the case of all the named executive officers, upon the occurrence of a "change of control" as defined in the plan, the unvested portion of any option granted to an executive officer will immediately become vested and exercisable.
(2)	These values were determined based on the Black-Scholes option pricing model. Calculation of the Grant Date Present Value was based on the following assumptions: Stock price at grant of $10.00 for all options except the options granted on December 1, 2003, for which the stock price at grant was $13.00; exercise of an option in the tenth year after its grant; price volatility of 39.730%; a dividend yield of 0.000% and a risk free rate of return of 4.037% for those options granted on February 28, 2003, 4.258% for those options granted on April 29, 2003 and 4.25% for those options granted on December 1, 2003. We looked to our peer group for the volatility index as our common stock is not publicly traded prior to this offering. No adjustments were made for non-transferability and the lack of liquidity. Our use of this model does not necessarily mean that we believe that this model accurately determines the value of options. The ultimate value of the options in this table depends upon each holder's individual investment decisions and the actual performance of our common stock.

Pension Plan Information

The following table shows the approximate annual pension benefits payable under our qualified and nonqualified supplemental plans to Messrs. Plant, Cantie and Bialosky.

	Years of Service
Average Compensation	15 Years	20 Years	25 Years	30 Years	35 Years	40 Years
$200,000	$45,000	$60,000	$75,000	$90,000	$105,000	$120,000
400,000	90,000	120,000	150,000	180,000	210,000	240,000
600,000	135,000	180,000	225,000	270,000	315,000	355,000
800,000	180,000	240,000	300,000	360,000	420,000	475,000
1,000,000	225,000	300,000	375,000	450,000	525,000	595,000
1,200,000	270,000	360,000	450,000	540,000	630,000	710,000
1,400,000	315,000	420,000	525,000	630,000	735,000	830,000
1,600,000	360,000	480,000	600,000	720,000	840,000	950,000
1,800,000	405,000	540,000	675,000	810,000	945,000	1,065,000
2,000,000	450,000	600,000	750,000	900,000	1,050,000	1,185,000
2,200,000	495,000	660,000	825,000	990,000	1,155,000	1,305,000
2,400,000	540,000	720,000	900,000	1,080,000	1,260,000	1,420,000
2,600,000	585,000	780,000	975,000	1,170,000	1,365,000	1,540,000
2,800,000	630,000	840,000	1,050,000	1,260,000	1,470,000	1,660,000
3,000,000	675,000	900,000	1,125,000	1,350,000	1,575,000	1,775,000
3,200,000	720,000	960,000	1,200,000	1,440,000	1,680,000	1,895,000
3,400,000	765,000	1,020,000	1,275,000	1,530,000	1,785,000	2,015,000
3,600,000	810,000	1,080,000	1,350,000	1,620,000	1,890,000	2,130,000
3,800,000	855,000	1,140,000	1,425,000	1,710,000	1,995,000	2,250,000

Average compensation for Mr. Plant is the actual amount of salary for the preceding year (but not less than $1,350,000), plus the greater of (i) $650,000 or (ii) the average of annual performance bonuses earned under Mr. Plant's employment agreement (not to exceed the previous three years). Average compensation for Messrs. Cantie and Bialosky is the average of the highest five consecutive calendar years of covered compensation, where covered compensation for a given year is the total of actual salary and performance bonus for the preceding year. The estimated pension benefits shown in the table above assume payments in the form of a single life annuity following retirement on or after age 60. Retiree benefits are reduced after the retiree reaches age 62 to reflect Social Security benefits. Benefits payable to Mr. Plant are offset by benefits payable from our plan in the United Kingdom and may commence on an unreduced basis as early as age 57½.

Our nonqualified supplemental plans consist of two supplemental retirement income plans under which we have undertaken to pay any retirement benefits otherwise payable to certain individuals, including the named executive officers, under the terms of our qualified retirement plan but for the provisions of the Code limiting amounts payable under tax-qualified retirement plans in certain circumstances. The supplemental retirement income plan covering Messrs. Cantie and Bialosky is unfunded. We have established a so-called "rabbi trust" to provide a source of payment for benefits under the supplemental retirement income plan covering Mr. Plant. Amounts are deposited in this trust from time to time to provide a source of payments to Mr. Plant when he retires.

The following table shows the approximate annual pension benefits payable under our qualified and nonqualified supplemental plans to Messrs. Plant, Lunn and Lake, participants in our plans applicable to senior management employees located in the United Kingdom.

	Years of Service
Final Compensation	15 Years	20 Years	25 Years	30 Years	35 Years	40 Years
$200,000	$100,000	$133,000	$133,000	$133,000	$133,000	$133,000
400,000	200,000	266,667	266,667	266,667	266,667	266,667
600,000	300,000	400,000	400,000	400,000	400,000	400,000
800,000	400,000	533,333	533,333	533,333	533,333	533,333
1,000,000	500,000	666,667	666,667	666,667	666,667	666,667
1,200,000	600,000	800,000	800,000	800,000	800,000	800,000
1,400,000	700,000	933,333	933,333	933,333	933,333	933,333
1,600,000	800,000	1,066,667	1,066,667	1,066,667	1,066,667	1,066,667
1,800,000	900,000	1,200,000	1,200,000	1,200,000	1,200,000	1,200,000
2,000,000	1,000,000	1,333,333	1,333,333	1,333,333	1,333,333	1,333,333

Final compensation is salary over the 12 months prior to retirement plus the average of pensionable bonus for the last five years prior to retirement. The pensionable bonus in any year is the actual bonus paid for the year, subject to a cap of 10% of the year's salary.

The estimated benefits reflect an annual payment assuming payments are made to Mr. Plant on a monthly basis following retirement on or after age 57½ and to Messrs. Lunn and Lake on or after age 62½. The benefits of Messrs. Plant, Lunn and Lake will not be reduced as a result of any state benefits to which they may otherwise be entitled.

The years of service completed by the named executive officers are approximately as follows: Mr. Plant — 25 years of service; Mr. Lunn — 6 years of service; Mr. Lake — 28 years of service; Mr. Cantie — 8 years of service; and Mr. Bialosky — 14 years of service.

Stock Incentive Plan

The following contains a summary of the material terms of the TRW Automotive Holdings Corp. 2003 Stock Incentive Plan, which we refer to as the 2003 Stock Incentive Plan. The description of such terms is not complete. For more information, we refer you to the full text of the 2003 Stock Incentive Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. We adopted the 2003 Stock Incentive Plan effective as of the closing of the Acquisition on February 28, 2003. On January 26, 2004, we amended the 2003 Stock Incentive Plan to increase the number of shares of common stock reserved for issuance under the plan.

The 2003 Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors, consultants of us and of our affiliates. As a result of the amendment to increase the number of shares reserved, a maximum of 18,500,000 shares of common stock may be subject to awards under the stock incentive plan. The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that expire, terminate or lapse will again be available for grant under the stock incentive plan.

Administration.    The stock incentive plan is administered by a committee of our board of directors; provided that our board of directors may take any action designated to the committee. The committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the 2003 Stock Incentive Plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and other stock-based awards are granted by the committee to employees, directors and consultants in such numbers and at such times during the term of the 2003 Stock Incentive Plan as the committee shall determine. The committee is authorized to interpret the 2003 Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the 2003 Stock Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the stock incentive plan. The committee may correct any defect, supply any omission or reconcile any inconsistency in the stock incentive plan in the manner and to the extent the committee deems necessary or desirable.

Options.    The committee determines the exercise price for each option; provided, however, that incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price in (i) cash, (ii) by the surrender of a number of shares of common stock already owned by the option holder for at least six months with a fair market value equal to the exercise price, (iii) through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to the company an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased or (iv) another method approved by the committee.

Stock Appreciation Rights.    The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right will be an amount determined by the committee. Generally, each stock appreciation right will entitle a participant upon exercise to an amount equal to (i) the excess of (1) the fair market value on the exercise date of one share of common stock over (2) the exercise price, times (ii) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

Other Stock-Based Awards.    The committee may grant awards of restricted stock units, rights to purchase stock, restricted stock, phantom stock units and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the committee.

Transferability.    Unless otherwise determined by the committee, awards granted under the 2003 Stock Incentive Plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control.    In the event of a change of control (as defined in the stock incentive plan), the committee may provide for the (i) termination of an award upon the consummation of the change of control, but only if the award has vested and been paid out or the participant has been permitted to exercise an option in full for a period of not less than 30 days prior to the change of control, (ii) acceleration of all or any portion of an award, (iii) payment in exchange for the cancellation of an award and/or (iv) issuance of substitute awards that will substantially preserve the terms of any awards.

Amendment and Termination.    The committee may amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Federal Income Tax Consequences of Awards Under the Stock Incentive Plan.    When a non-qualified stock option is granted, there are no income tax consequences for the option holder or us. When a non-qualified stock option is exercised, in general, the option holder recognizes compensation equal to the excess of the fair market value of the common stock on the date of exercise over the exercise price multiplied by the number of shares of common stock subject to the option that was exercised. We are entitled to a deduction equal to the compensation recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

When an incentive stock option is granted, there are no income tax consequences for the option holder or us. When an incentive stock option is exercised, the option holder does not recognize income and we do not receive a deduction. The option holder, however, must treat the excess of the fair market value of the common stock on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax.

If the option holder disposes of the common stock after the option holder has held the common stock for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the option holder receives upon the disposition over the exercise price is treated as long-term capital gain for the option holder. We are not entitled to a deduction. If the option holder makes a "disqualifying disposition" of the common stock by disposing of the common stock before it has been held for at least two years after the date the incentive option was granted and one year after the date the incentive option was exercised, the option holder recognizes compensation income equal to the excess of (i) the fair market value of the common stock on the date the incentive option was exercised or, if less, the amount received on the disposition over (ii) the exercise price. We are entitled to a deduction equal to the compensation recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

When a stock appreciation right is granted, there are no income tax consequences for the participant or us. When a stock appreciation right is exercised, in general, the participant recognizes compensation equal to the cash and/or the fair market value of the shares received upon exercise. We are entitled to a deduction equal to the compensation recognized by the participant.

Generally, when a restricted stock unit or a share of restricted stock is granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of common shares in respect of restricted share units or the release of restrictions on restricted stock, the participant, generally, recognizes compensation equal to the fair market value of the shares as of the date of delivery or release. We are entitled to a deduction equal to the compensation recognized by the participant.

Employment Agreements

In connection with the consummation of the Acquisition, employment agreements between certain executives and TRW and its affiliates were terminated. Certain of our wholly-owned subsidiaries entered into new employment agreements with each of Messrs. Plant, Lunn, Bialosky, Cantie and Lake.

The employment agreement of Mr. Plant extends for an indefinite term, subject to termination of his employment by either Mr. Plant or our wholly-owned subsidiary, TRW Automotive Inc. pursuant to the terms of the agreement, and provides for the payment of a base salary and a bonus opportunity equal to 200% of Mr. Plant's base salary. The agreement includes a confidentiality provision and a noncompetition and nonsolicitation provision for a term of two years following Mr. Plant's termination of employment with us for any reason.

Mr. Plant's employment agreement also provides that if he is terminated by us without "cause" (other than due to his death or "disability") or he resigns with "good reason" prior to a "change in control" (as such terms are defined in the agreement), he will be entitled to receive: (1) continued payment of his base salary and a monthly payment equal to the average of his annual bonuses received prior to termination divided by 12 for a period of two years; (2) continued welfare benefit coverage and certain perquisites for a period of 24 months; (3) a pro rata bonus for the year of termination; and (4) a supplemental retirement benefit equal to the excess of (A) the benefit Mr. Plant would have earned under our defined benefit pension plan had Mr. Plant participated and was credited with two additional years of service over (B) the benefit he would have earned under our defined benefit pension plan had he participated, without the benefit of the additional two years of service, payable monthly for a period of 24 months following his termination of employment.

The agreement additionally provides that if Mr. Plant is terminated by us without cause (other than due to his death or disability) or resigns with good reason prior to a change in control, but during a period of discussion in anticipation of a change in control, and such change in control subsequently occurs, he shall also be entitled to a lump sum payment, upon the change in control, equal to (1) the remainder of the cash severance benefits payable in clause (1) in the preceding paragraph, and (2) the sum of his base salary and average annual bonuses received prior to termination.

Mr. Plant's employment agreement also provides that if Mr. Plant is terminated by TRW Automotive Inc. without cause (other than due to his death or disability) or resigns with good reason following a change in control but prior to the first anniversary of such change in control, he will be entitled to receive: (1) a lump sum payment equal to the sum of (A) two times his base salary and average annual bonus and (B) the sum of his base salary and average annual bonus multiplied by a fraction, the numerator of which is the number of months from the date of termination until the first anniversary of the change in control and the denominator of which is 12; (2) continued welfare benefit coverage and certain perquisites for a period of 24 months; (3) a pro rata bonus for the year of termination; and (4) the supplemental retirement benefit described above. In addition, Mr. Plant may resign for any reason during the sixty-day period following the first anniversary of such change in control and will be entitled to receive severance benefits he would be entitled to receive if he was terminated without cause or resigned with good reason prior to a change in control as described above; provided that he would receive his base salary and average annual bonus severance benefit in a lump sum.

The employment agreement of Mr. Lunn extends for an indefinite term, subject to termination of his employment by either Mr. Lunn or TRW Limited pursuant to the terms of the agreement. The employment agreements of Messrs. Bialosky, Cantie and Lake extend for a three-year term followed by automatic additional one-year terms unless notice of termination of the executive's employment is provided by TRW Automotive Inc. or TRW Limited (in the case of Mr. Lake) or the executive prior to the expiration of the term. The agreements provide for the payment of a base salary and a bonus opportunity equal to a specified percentage of the executives' base salary. Each agreement includes a confidentiality provision and a noncompetition and nonsolicitation provision for a term of 18 months (24 months for Mr. Lunn) following the termination of the executive's employment with TRW Automotive Inc. or TRW Limited (in the case of Mr. Lake) for any reason other than a termination upon or following the expiration of the employment agreement. The agreements also provide that if the executive is terminated by TRW Automotive Inc. or TRW Limited (in the case of Mr. Lake) without "cause" or the executive resigns with "good reason" prior to a "change in control" (as such terms are defined in the agreements), such executive will be entitled to receive (1) continued payment of his base salary and a monthly payment equal to the average of his annual bonuses received prior to termination divided by 12 for a period of time equal to (A) two years for Mr. Lunn and (B) 18 months for Messrs. Bialosky, Cantie and Lake; (2) continued welfare benefits coverage for a period of 18 months (two years for Mr. Lunn); and (3) a pro rata bonus for the year of termination. In addition, upon such termination of employment, Mr. Lunn will be entitled to (1) a supplemental retirement benefit equal to the excess of (A) the benefit Mr. Lunn would have earned under our U.K. defined benefit pension plan had Mr. Lunn participated and was credited with two additional years of service over (B) the benefit he would have earned under our U.K. defined benefit pension plan had he participated, without the benefit of the additional two years of service, payable monthly for a period of 24 months following his termination of employment and (2) two additional years of credited service under the Lucas Funded Executive Pension Scheme No. 4.

The agreements additionally provide that if the executive is terminated by TRW Automotive Inc. or TRW Limited (in the case of Mr. Lake) without cause (other than due to his death or disability) or resigns with good reason prior to a change in control, but during a period of discussion in anticipation of a change in control, and such change in control subsequently occurs, he shall also be entitled to a lump sum payment, upon the change in control, equal to (1) the remainder of the cash severance benefits payable in clause (1) in the preceding paragraph, and (2) the sum of his base salary and average annual bonuses received prior to termination.

The employment agreements also provide that if the executive is terminated by TRW Automotive Inc. or TRW Limited (in the case of Mr. Lake) without cause (other than due to his death or disability) or resigns with good reason following a change in control but prior to the first anniversary of such change in control, he will be entitled to receive: (1) a lump sum payment equal to the sum of (A) 1.5 times his base salary and average annual bonus (two times for Mr. Lunn) and (B) the sum of his base salary and average annual bonus multiplied by a fraction, the numerator of which is the number of months from the date of termination until the first anniversary of the change in control and the denominator of which is 12; (2) continued welfare benefit coverage and certain perquisites for a period of 18 months (24 months for Mr. Lunn); and (3) a pro rata bonus for the year of termination.

In addition, in the case of the employment agreements for Messrs. Bialosky, Cantie and Lake, if TRW Automotive Inc. or TRW Limited (in the case of Mr. Lake) terminates the executive upon or following the expiration of his employment term, he will be entitled to a lump sum payment equal to his base salary and annual bonus, continued welfare benefits coverage for a period of one year and a pro rata bonus for the year of termination.

Deferred Compensation Plan

We have adopted a voluntary nonqualified deferred compensation plan for a number of our senior executives. An executive can defer any cash award payable to him as a cash bonus or, if applicable, a cash award/performance unit payable to him pursuant to our wholly-owned subsidiary, TRW Automotive U.S. LLC's strategic incentive program or similar long-term compensation program or other grant designated as being eligible for deferral that would be paid to him and considered to be "wages" for purposes of U.S. federal income tax withholding. Generally, the plan benefits are payable to the executive upon termination of his employment or at the option of the executive either five or ten years from the date of deposit.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering by:

•	each person who is known by us to own beneficially more than 5% of our common stock;
•	each member of our board of directors and each of our named executive officers; and
•	all members of our board of directors and our executive officers as a group.

The percentage of beneficial ownership before the offering set forth below is based on 86,845,300 shares of our common stock issued and outstanding as of January 14, 2004, and the percentage of beneficial ownership after the offering is based on 98,914,265 shares of our common stock to be issued and outstanding immediately after this offering after giving effect to the repurchase of 12,068,965 shares of our common stock held by Automotive Investors L.L.C., or AIL, a Delaware limited liability company, and an affiliate of Blackstone using approximately $331 million of the net proceeds from this offering.

After we repurchase such number of shares from AIL immediately following the closing of this offering, Blackstone will beneficially own 56,060,285 shares, or approximately 56.7% of our outstanding common stock. Blackstone and AIL may be deemed to be underwriters in this offering.

Name of Beneficial Owner	Number	Percent Before Offering	Number of Shares Being Sold(2)	Percent After Offering
Blackstone (1)	68,129,250	78.4%	12,068,965	56.7%
Northrop Grumman (3)	17,000,000	19.6%	—	17.2%
Peter G. Peterson (1)	68,129,250	78.4%	—	56.7%
Stephen A. Schwarzman (1)	68,129,250	78.4%	—	56.7%
Robert L. Friedman (1)	68,129,250	78.4%	—	56.7%
Neil P. Simpkins (1)	68,129,250	78.4%	—	56.7%
Joshua H. Astrof (4)	—	—	—	—
Mark J. Johnson (4)	—	—	—	—
J. Michael Losh	—	—	—	—
Michael J. O'Neill	—	—	—	—
Paul H. O'Neill	—	—	—	—
John C. Plant (5) (6)	590,000	*	—	*
Steven Lunn (5)	302,000	*	—	*
Peter J. Lake (5)	220,000	*	—	*
Joseph S. Cantie (5)	150,000	*	—	*
David L. Bialosky (5)	120,000	*	—	*
All directors and executive officers as a group (12 persons)	1,382,000	*	—	*

*	Less than 1% of shares of common stock outstanding (excluding, in the case of all directors and executive officers as a group, shares beneficially owned by Blackstone).
(1)	Shares shown as beneficially owned by Blackstone are held directly by AIL. Blackstone Family Investment Partnership IV-A L.P., Blackstone Capital Partners IV-A L.P., Blackstone Capital Partners IV L.P. and Blackstone Automotive Co-Invest Capital Partners L.P. are members of AIL and collectively have investment and voting control over our shares held by AIL. Blackstone Management Associates IV L.L.C. is the sole general partner of each of these entities. Messrs. Friedman and Simpkins are members of Blackstone Management Associates IV L.L.C., which has investment and voting control over the shares controlled by each of these entities, and may be deemed to be beneficial owners of such shares. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone and, as such may also be deemed to share beneficial ownership of the shares controlled by these entities. Each of Blackstone Management Associates IV L.L.C. and Messrs. Friedman, Simpkins, Peterson and Schwarzman disclaims beneficial ownership of such shares. The address of each of the Blackstone entities is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(2)	Shares shown as being sold by Blackstone are shares held directly by AIL to be repurchased by us with approximately $331 million of the net proceeds from this offering. AIL has the right to cause us to register for sale the shares to be repurchased under the terms of the stockholders agreement. In place of registration, we intend to repurchase these shares from AIL at the same price per share less the underwriting discounts we will receive from this offering. See "Use of Proceeds" and "Certain Relationships and Related Transactions—Share Repurchase Agreement."
(3)	Northrop Grumman owns its shares indirectly through one or more of its subsidiaries. The address of Northrop Grumman is 1840 Century Park East, Los Angeles, California 90067.

(4)	Messrs. Astrof and Johnson are employees of Blackstone, but do not have investment or voting control over the shares beneficially owned by Blackstone.
(5)	Shares shown as beneficially owned by the executive officers include shares underlying stock options which may be exercised within 60 days as follows: (1) 390,000 shares for Mr. Plant, (2) 192,000 shares for Mr. Lunn, (3) 120,000 shares for Mr. Lake, (4) 100,000 shares for Mr. Cantie and (5) 80,000 shares for Mr. Bialosky.
(6)	200,000 of the shares and 360,000 of the options shown as beneficially owned by Mr. Plant are held directly by a limited liability company and a trust, respectively, set up for his estate planning purposes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Master Purchase Agreement

On November 18, 2002, Northrop Grumman and BCP Acquisition Company L.L.C., a Delaware limited liability company and an affiliate of Blackstone, signed a master purchase agreement providing for the acquisition by TRW Automotive Inc. (formerly known as TRW Automotive Acquisition Corp.) of substantially all the assets and the assumption by it of substantially all of the liabilities (other than certain indebtedness) associated with TRW's automotive business. On December 20, 2002, after completion of the Merger, TRW and the former TRW Automotive Inc. became signatories to the master purchase agreement. The master purchase agreement contains customary representations and warranties, covenants and other agreements and provides for indemnification for losses relating to specified events, circumstances or matters. Northrop Grumman has agreed to indemnify us from certain liabilities, including:

•	any losses or damages arising from the inaccuracy or breach of any representation or warranty of Northrop Grumman, TRW or the former TRW Automotive Inc. contained in the master purchase agreement or any of the ancillary agreements described below;
•	50% of any environmental liabilities (subject to certain exceptions) associated with the operation or ownership of TRW's automotive business on or prior to the Acquisition, regardless of whether the liabilities arise before or after the Acquisition; and
•	specified tax losses or liabilities, including, among others, those associated with TRW's automotive business relating to specified tax amounts due on or prior to the Acquisition.

Northrop Grumman's indemnification obligation with respect to breaches of representations and warranties referred to above is subject to a $50 million deductible (other than losses from certain specified matters not subject to the deductible) and to a $500 million cap (other than losses from certain specified representations and warranties as to which this cap does not apply).

In addition, under the master purchase agreement, Northrop Grumman is obligated to indemnify us for certain cash OPEB payments. However, upon and following the occurrence of this initial public offering, such payments with respect to the OPEB indemnity will instead be paid to the non-employee shareholders as of the closing of the Acquisition who remain shareholders as of the date of such payment, in proportion to their beneficial ownership of our voting securities as of such date of payment.

We are also required to indemnify Northrop Grumman, TRW and their respective affiliates from liabilities arising from certain specified matters, including the inaccuracy or breach of any representation or warranty of BCP Acquisition Company L.L.C., the liabilities designated as "Automotive Liabilities" under the master purchase agreement and specified tax losses or liabilities.

Ancillary Agreements to The Master Purchase Agreement

Pursuant to the master purchase agreement described above, we and our subsidiary, TRW Automotive Inc., entered into the following ancillary agreements with Northrop Grumman or certain of its affiliates on or prior to the closing of the Acquisition.

Intellectual Property License Agreements.    Under the intellectual property license agreements, (1) TRW granted to TRW Automotive Inc., subject to certain restrictions, a perpetual, non-exclusive, royalty-free, worldwide license to use certain intellectual property rights owned by TRW that are necessary to conduct TRW Automotive Inc.'s business in its current form, and (2) TRW Automotive Inc. granted to TRW, subject to certain restrictions, a perpetual, non-exclusive, royalty-free, worldwide license to use certain intellectual property rights, including trademark rights, that TRW Automotive Inc. owns after the Acquisition in all fields outside of the automotive field.

Transition Services Agreement.    The transition services agreement provides for certain administrative, treasury, risk management and other services and support (1) that are provided by TRW to TRW Automotive Inc., and (2) that are provided by TRW Automotive Inc. to TRW, in each case for specified terms of up to one year after the Acquisition.

Employee Matters Agreement.    The employee matters agreement provides for the allocation between TRW and TRW Automotive Inc. of certain assets and liabilities and certain other matters relating to employees, employee benefit plans and compensation agreements. For a period of one year following the closing of the Acquisition, all individuals who become employees of TRW Automotive Inc. as a result of the Acquisition, referred to as the "Transferred Employees," are provided compensation and employee benefits that are no less favorable, in the aggregate, than the compensation and employee benefits provided by TRW and its affiliates. Pursuant to the employee matters agreement or by operation of law upon the closing date of the Acquisition, TRW Automotive Inc. assumed sponsorship of certain employee benefit plans and arrangements previously maintained by affiliates of TRW for the Transferred Employees prior to the Acquisition, and TRW Automotive Inc. received a transfer of assets from TRW and its affiliates from funding arrangements maintained attendant to such employee benefit plans and arrangements.

Insurance Allocation Agreement.    The insurance allocation agreement allocates between TRW and TRW Automotive Inc. certain rights and obligations with respect to insurance policies of TRW that were in effect prior to the closing of the Acquisition. Generally, insurance coverages related to TRW liabilities were retained by TRW, and insurance coverages related to TRW Automotive Inc.'s liabilities were assigned to TRW Automotive Inc. TRW Automotive Inc. agreed to relinquish any claims to future payments from TRW's captive insurance companies, and to indemnify TRW against future claims brought against the captive insurance companies with respect to TRW Automotive Inc.'s liabilities. Similarly, TRW Automotive Inc. agreed to bear the cost of reinsurance provided by TRW's captive insurance company to commercial insurers with respect to TRW Automotive Inc.'s liabilities. TRW is obligated to assist TRW Automotive Inc., if requested, in carrying out certain risk-management-related tasks, and TRW Automotive Inc. is obligated to reimburse TRW for its out-of-pocket costs and expenses reasonably incurred in providing such assistance.

Stockholders Agreement.    We, Automotive Investors L.L.C., or AIL, and Northrop Grumman entered into a stockholders agreement on the closing of the Acquisition. Blackstone and certain other equity investors hold their equity interests in us indirectly through equity interests in AIL. On January 21, 2004, we entered into an amended and restated stockholders agreement. The amended and restated stockholders agreement provides for our governance and the governance of TRW Automotive Inc., and provides specific restrictions and stockholder rights, such as registration rights and co-sale rights, with respect to certain sales of our capital stock. We refer to the amended and restated stockholders agreement as the stockholders agreement in this prospectus.

All significant decisions involving us or our direct or indirect subsidiaries require the approval of our board of directors, acting by a simple majority vote. The stockholders agreement provides that our board of directors initially consist of six members, which, subject to the provision described below, may be increased to not more than nine members at the discretion of the board of directors. AIL is entitled to designate all nominees for election to the board of directors other than a nominee whom Northrop Grumman is entitled to designate and our chief executive officer; provided that the sixth and seventh such nominees shall not be affiliates of Blackstone. Our board of directors currently consists of eight members. In connection with this initial public offering, or as otherwise required by applicable law, the board of directors may be expanded to include such additional independent directors as may be required by the rules of the New York Stock Exchange on which the shares of our common stock are expected to be traded, with such independent directors to be selected by the board of directors.

Under the stockholders agreement, Northrop Grumman and its affiliates may not sell, dispose of or hedge any of the shares of our common stock held by its affiliate for a period of 180 days after the completion of this offering. We and AIL have agreed with the underwriters not to amend or waive the foregoing provision of the stockholders agreement with regard to any sale, disposition or transfer of shares of our common stock held by Northrop Grumman, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

The stockholders party to the stockholders agreement have agreed not to transfer their shares of our common stock without offering to each other a right of first refusal, subject to certain exceptions, including registered sales and sales approved by stockholders owning at least a majority of the then-outstanding shares of our common stock. Any stockholder party to this agreement transferring at least a majority of our outstanding stock in a transaction has the right to drag along the other stockholders party to this agreement in such transaction and is subject to the right of such other stockholders to tag along in such transaction.

The stockholders agreement provides that any stockholder holding shares representing over 18% of the then-outstanding shares of our common stock has the ability to require us to register the resale of such stockholder's shares. Accordingly, Blackstone, which will beneficially own approximately 56 million shares, or 56.7%, after this offering, through AIL, will have the ability to require us to register the resale of its shares. If Northrop Grumman becomes a beneficial owner of over 18% of our then-outstanding shares after this offering, it could also require us to register the resale of some or all of its shares. The demand registration rights that the over-18% shareholders have include the right to request us to put up a shelf registration statement permitting the relevant shareholders to sell into the market from time to time over an extended period of time. In addition, Blackstone and Northrop Grumman will have the ability to exercise certain piggyback registration rights in connection with other registered offerings.

Transaction and Monitoring Fee Agreement.    In connection with the Acquisition, Blackstone entered into a transaction and monitoring fee agreement whereby Blackstone agreed to provide us monitoring, advisory and consulting services, including advice regarding (i) structure, terms and negotiation of debt and equity offerings; (ii) relationships with our and our subsidiaries' lenders and bankers; (iii) corporate strategy; (iv) acquisitions or disposals and (v) other financial advisory services as more fully described in the agreement. For these services, we paid an upfront transaction and advisory fee of $49 million upon closing of the Acquisition, and have agreed to pay an annual monitoring fee of $5 million. Blackstone may elect, at any time, to receive, in lieu of annual payments of the monitoring fee, a single lump sum cash payment equal to the then-present value of all then-current and future monitoring fees payable under this agreement, assuming the termination date to be the tenth anniversary of the closing date of the Acquisition. We agreed to indemnify Blackstone and its affiliates, directors, officers and representatives for losses relating to the services contemplated by the transaction and monitoring fee agreement and the engagement of Blackstone pursuant to, and the performance by Blackstone of the services contemplated by, the transaction and monitoring fee agreement. The agreement terminates on the earliest of (1) the date on which Blackstone owns less than 5% of the number of shares of our common stock then outstanding, (2) Blackstone elects to receive a single lump sum cash payment in lieu of annual payments of the monitoring fee and (3) such earlier date as we and Blackstone may mutually agree upon.

Employee Stockholders Agreement

We, AIL, an affiliate of Northrop Grumman and our management group entered into an employee stockholders agreement as of the closing of the Acquisition. The employee stockholders agreement provides for certain restrictions and rights in connection with certain sales of shares of our common stock held by our management stockholders.

Under the employee stockholders agreement, our management stockholders may not sell, dispose of or hedge any of their shares of our common stock, subject to certain exceptions, for a period of 180 days after the consummation of this offering, without the prior written consent of AIL. We and AIL have agreed with the underwriters not to amend or waive the foregoing provision of the employee stockholders agreement or to consent to any sale, disposition or transfer of shares of our common stock held by our management stockholders, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

Any stockholders party to this agreement transferring at least a majority of our outstanding stock in a transaction has the right to drag along the other stockholders in such transaction and is subject to the right of such other stockholders to tag along in such transaction. Following 180 days after this initial public offering, our management stockholders are entitled to piggyback registration rights exercisable in connection with any other registrations initiated by us or AIL under the stockholders agreement.

Prior to six months after this initial public offering, each management stockholder has the right to sell to us his or her shares in the event of death or disability, and we have the right, but not the obligation, to purchase his or her shares in the event of his or her termination of employment with us. In addition, until six months after this initial public offering, each management stockholder has agreed to vote his or her shares consistent with the vote of AIL and approve all actions approved by our board of directors.

Northrop Grumman Subordinated Note

As part of the consideration for the Acquisition, TRW Automotive Intermediate Holdings issued a $600 million face amount subordinated 8% pay-in-kind note due 2018 to an affiliate of Northrop Grumman.

The Northrop Grumman subordinated note will mature on the fifteenth anniversary of the issue date, or the twelfth anniversary if, on or at any date after the fifth anniversary of the closing date of the Acquisition, the debt rating on our lowest rated securities is investment grade. The pay-in-kind note bears interest at 8% per year initially, payable in kind at the option of TRW Automotive Intermediate Holdings until maturity, with an increase to 10% per year from the first date on or after the fifth anniversary of the closing date of the Acquisition that the debt rating on our lowest rated securities is investment grade. We have valued the note based on the 15 year life and 8% pay-in-kind interest and determined that the fair value of this note at March 1, 2003 was $348 million using a 12% discount rate. Notwithstanding TRW Automotive Intermediate Holdings' option to make cash interest payments, the indentures governing the notes prohibit the payment of dividends by TRW Automotive Inc. to TRW Automotive Intermediate Holdings for the purpose of making any payments in respect of, or otherwise servicing the obligations represented by, the Northrop Grumman subordinated note. If TRW Automotive Intermediate Holdings declares and pays a dividend (other than a stock dividend and subject to certain other exceptions) to its stockholders, then commencing on the payment date for such dividend, interest on the note will thereafter be payable in cash, in quarterly installments.

Share Repurchase Agreement

AIL, an affiliate of Blackstone, has the right to cause us to register for sale the shares to be repurchased under the terms of the stockholders agreement described in this section. In place of registration, we intend to enter into a share repurchase agreement with AIL in connection with entering into an underwriting agreement prior to the consummation of this offering. Under the terms of the share repurchase agreement, we will use approximately $331 million of the net proceeds from this offering to repurchase a portion of the shares of our common stock held by AIL at a price per share equal to the proceeds per share less the underwriting discounts we receive from this offering. At an assumed initial public offering price per share of $29.00, the midpoint of the range set forth on the cover page of this prospectus, we intend to repurchase 12,068,965 shares (13,879,309 shares with over-allotment) at $27.405 per share. AIL paid $10.00 per share for the 12,068,965 shares (after giving effect to the 100 for 1 stock split) to be repurchased by us for a total consideration of $120,689,650, or $681,292,500 for all of the 68,129,250 shares it currently holds.

The share repurchase agreement will provide that the repurchase and the consummation of this offering are contingent upon one another and will occur simultaneously and the shares repurchased will be cancelled thereafter. In addition, the share repurchase agreement will provide that AIL is utilizing one of its demand registration rights in this offering and shall indemnify us for any losses, claims, damages or liabilities to which we may become subject insofar as such losses, claims, damages or liabilities arise out of, or are based on, statements provided to us by AIL expressly for use in this prospectus pursuant to Items 403 and 507 of Regulation S-K.

The shares to be repurchased are being valued at the same price as the shares we are offering to you. They are of the same class of common stock as the shares we are offering and carry with them the same rights and preferences. AIL has the right to cause us to register for sale these shares in connection with this offering under the terms of the stockholders agreement. Consistent with the terms of the stockholders agreement, AIL will pay its share of the underwriting discounts relating to the proceeds from this offering used to redeem its shares, and we will pay all other expenses relating to this offering. The net proceeds of $331 million to AIL from the share repurchase are identical to the net proceeds it would have received had it required us to register for sale to you the same number of shares in this offering.

After consultation with our advisors and accountants, our board of directors carefully considered the possible economic and legal consequences to us of the proposed share repurchase and unanimously determined that a primary offering followed by a share repurchase at a repurchase price equal to the price offered to you less the underwriting discounts would be no more disadvantageous to us than including the same number of shares held by AIL in this registration statement pursuant to AIL's exercise of one of its demand registration rights under the stockholders agreement.

While our board of directors currently includes five members who are affiliated with AIL, it also includes one director who has been nominated by Northrop Grumman, one director who is a member of our management and one director who is fully independent. In addition, two more fully independent directors will be added within one year of the completion of this offering, one of whom will be added within 3 months. Our audit committee is currently chaired by our independent director, and in compliance with the New York Stock Exchange Rules for a controlled company, our audit committee will be fully independent within one year of the completion of this offering. See "Management — Composition of the Board After This Offering." Regardless of their affiliation, all of our directors have fiduciary duties under Delaware corporate law. Accordingly, to carry out its fiduciary duty, our board of directors consults its advisors and carefully considers various factors in approving any transaction that we may enter into. In approving a transaction with an affiliate, such as the proposed share repurchase, our board of directors acts in compliance with the safe harbor provided by Section 144(a)(1) of the Delaware General Corporation Law, which generally provides that an interested director transaction shall not be void or voidable solely because the interested director is present at or participates in the board meeting authorizing the transaction if the material facts as to the director's interest are disclosed or known to the board and the board or the committee authorizes the transaction by the affirmative votes of a majority of the disinterested directors. Consistent with this safe harbor, the share repurchase was approved unanimously by our board of directors, which includes disinterested directors.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

The senior credit facilities are provided by a syndicate of banks and other financial institutions led by JPMorgan Chase Bank, as exclusive administrative agent and collateral agent and lead arranger, Credit Suisse First Boston, acting through its Cayman Islands Branch, as co-syndication agent and lead arranger, Deutsche Bank Securities Inc., as co-syndication agent and arranger, and Bank of America, N.A., as documentation agent and arranger.

TRW Automotive Inc. amended its senior credit facilities on January 9, 2004 in order, among other things, to refinance its existing term loan facilities with the proceeds of new term loan facilities and the prepayment of $213 million of its term loan C facilities with available cash on hand and thereby reduce its annual cash interest expense.

The senior credit facilities provide senior secured financing and consist of:

•	a $350 million term loan A-1 facility with a maturity of six years;
•	term loan D facilities with a maturity of eight years consisting of a $800 million dollar-denominated facility and €93 million euro-denominated facility; and
•	a $500 million revolving credit facility with a maturity of six years.

Our indirect subsidiary, TRW Automotive Inc., is the borrower under the term loan facilities and the revolving credit facility, and certain of our foreign subsidiaries are additional borrowers under the revolving credit facility. A portion of the revolving credit facility is available to our foreign subsidiary borrowers in euros, pounds sterling and certain other local currencies. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

Under the senior credit facilities, we are required to use a specified portion of the net proceeds from this offering to redeem either our senior notes or senior subordinated notes and permitted to use an additional portion of the net proceeds from this offering to redeem additional senior notes or senior subordinated notes, but not in excess of 35% of each of our senior notes or senior subordinated notes. The senior credit facilities also permit us to repurchase shares held by AIL with a portion of the net proceeds from this offering. In addition, following the consummation of this initial public offering, we will be permitted to pay dividends on our common stock pursuant to a formula based on our consolidated net income after January 1, 2004 and leverage ratio as specified in the amended and restated credit agreement and will not be required to maintain interest protection and other hedging arrangements.

Interest Rate and Fees

Borrowings under the senior credit facilities bear interest at a rate equal to an applicable margin plus, at the option of the borrower, either (a) a base rate determined by reference to the higher of (1) JPMorgan Chase Bank's prime rate and (2) the federal funds rate plus ½ of 1% or (b) a LIBOR or eurocurrency rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At September 26, 2003, the margin for borrowings under the revolving credit facility was 2.50% with respect to base rate borrowings and 3.50% with respect to eurocurrency borrowings. The applicable margin for such borrowings may be reduced or increased based on our attaining certain leverage ratios. At September 26, 2003, on a pro forma basis after giving effect to the refinancing of our senior credit facilities in January 2004 and our expected ratings upgrade in connection with this offering, the applicable margin for the borrowings under the new term loan A-1 facility would have been 0.75% with respect to base rate borrowings and 1.75% with respect to eurocurrency borrowings and the applicable margins for the borrowings under the new term loan D facilities would have been 1.25% with respect to base rate borrowings and 2.25% with respect to eurocurrency borrowings. The applicable margin for the borrowings under the term loan A-1 facility may be reduced or increased based on our attaining certain leverage ratios. The applicable margin for borrowings under the term loan D facilities may be reduced based on our attaining certain leverage ratios or certain ratings for our senior secured debt.

In addition to paying interest on outstanding principal under the senior credit facilities, TRW Automotive Inc. is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.75% per annum (to be reduced to 0.50% per annum during the period (a) in which borrowings under the revolving facility exceed 50% of total revolving facility commitments or (b) that TRW Automotive Inc. maintain a total leverage ratio of less than 3.25 to 1.00 but greater than 2.00 to 1.00, and to be further reduced to 0.375% per annum during the period in which it maintains a total leverage ratio of less than or equal to 2.00 to 1.00). TRW Automotive Inc. also pays customary letter of credit fees.

Prepayments

The senior credit facilities require TRW Automotive Inc. to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if its leverage ratio is less than 3.25 to 1.00 and to 0% if its leverage ratio is less than 2.00 to 1.00) of its excess cash flow;
•	100% of the net cash proceeds of asset sales and casualty and condemnation events, if it does not reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 12 months, subject to certain limitations; and
•	100% of the net proceeds of any incurrence of debt other than debt permitted under the senior credit facilities.

We may voluntarily repay outstanding loans under the senior credit facilities at any time without premium or penalty, other than customary "breakage" costs with respect to eurocurrency or LIBOR loans.

Amortization

The term loans amortize each year generally in equal quarterly amounts (or in the case of the period after December 31, 2009 with respect to term loan D facilities, in quarterly amounts until the maturity date) in the following approximate aggregate principal amounts (in millions) for each year set forth below:

Years Ending December 31,	Term loan A-1 facility	Term loan D-1 dollar denominated facility	Term loan D-2 euro denominated facility
2003	$—	$—	€ —
2004	—	6.00	0.70
2005	—	8.00	0.93
2006	—	8.00	0.93
2007	140.7	8.00	0.93
2008	166.6	8.00	0.93
2009	42.7	8.00	0.93
Thereafter	—	754.00	87.65
Total	$350	$800.00	€ 93.00

Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity, six years from the date of the closing of the senior credit facilities.

Guarantee and Security

All obligations under the senior credit facilities are (1) unconditionally guaranteed by us and, subject to certain exceptions, each of our existing and future domestic subsidiaries, including TRW Automotive Intermediate Holdings (other than our receivables subsidiaries), referred to collectively, as U.S. Guarantors and (2) guaranteed by TRW Automotive Luxembourg to the fullest extent permitted under applicable Luxembourg law. In addition, the borrowings of our foreign subsidiary borrowers under the revolving credit facility are unconditionally guaranteed (referred to as the foreign guarantees) by certain of our foreign subsidiaries.

In addition, all obligations under the senior credit facilities, and the guarantees of those obligations, are secured by substantially all the assets of TRW Automotive Holdings, TRW Automotive Inc. and each U.S. Guarantor, including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of 100% of the capital stock of TRW Automotive Inc., 100% of the capital stock of each U.S. Guarantor, 100% of the capital stock of TRW Automotive Luxembourg directly owned by TRW Automotive Inc. and 65% of the capital stock of each of our foreign subsidiaries (other than TRW Automotive Luxembourg) that are directly owned by TRW Automotive Inc. or one of the U.S. Guarantors;
•	a security interest in substantially all tangible and intangible assets of TRW Automotive Holdings, TRW Automotive Inc. and each U.S. Guarantor (but excluding receivables sold to the receivables subsidiaries under the receivables facility); and
•	a security interest in the notes evidencing TRW Automotive Inc.'s loan to TRW Automotive Luxembourg and its loans to certain of our foreign subsidiaries in connection with the Acquisition.

In addition, the obligations of the foreign subsidiary borrowers under the senior credit facilities, and foreign guarantees of such obligations, are, subject to certain exceptions and only to the extent permitted by applicable legal and contractual provisions and to the extent that it does not result in adverse tax consequences, are secured by the following:

•	a pledge of the capital stock of each foreign borrower and each foreign guarantor; and
•	a lien on substantially all tangible and intangible assets of each foreign borrower and each foreign guarantor (but excluding receivables).

Certain Covenants and Events of Default

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of TRW Automotive Inc. and it subsidiaries, to:

•	sell assets;
•	incur additional indebtedness or issue preferred stock;
•	repay other indebtedness (including the notes);
•	pay dividends and distributions or repurchase our capital stock;
•	create liens on assets;
•	make investments, loans or advances;
•	make certain acquisitions;
•	engage in mergers or consolidations;
•	enter into sale and leaseback transactions;
•	engage in certain transactions with affiliates;
•	amend certain material agreements governing our indebtedness, including the notes and the receivables facility;
•	change the business conducted by us and our subsidiaries;
•	enter into agreements that restrict dividends from subsidiaries; and
•	enter into hedging agreements.

In addition, the senior credit facilities require TRW Automotive Inc. to maintain the following financial covenants:

•	a maximum total leverage ratio;
•	a minimum interest coverage ratio; and
•	a maximum capital expenditures limitation.

The senior credit facilities also contain certain customary affirmative covenants and events of default.

Senior Notes and Senior Subordinated Notes

In connection with the Acquisition, TRW Automotive Inc. issued $925.0 million principal amount of 9 3/8% senior notes, €200.0 million principal amount of 10 1/8% senior notes, $300.0 million principal amount of 11% senior subordinated notes and €125.0 million principal amount of 11¾% senior subordinated notes. The senior notes are guaranteed on a senior unsecured basis by substantially all of TRW Automotive Inc.'s existing and future wholly owned and restricted domestic subsidiaries and by TRW Automotive Luxembourg, our restricted Luxembourg subsidiary, and the senior subordinated notes are guaranteed on a senior subordinated unsecured basis by substantially all of TRW Automotive Inc.'s existing and future wholly owned and restricted domestic subsidiaries and by TRW Automotive Luxembourg. The senior notes and the senior subordinated notes mature on February 15, 2013, with interest payable semi-annually in arrears on February 15 and August 15 of each year. Interest accrues at the rate of 9 3/8% per year on the dollar senior notes, 10 1/8% per year on the euro senior notes, 11% per year on the dollar senior subordinated notes and 11¾% per year on the euro senior subordinated notes.

The senior notes may be redeemed at any time, in whole or in part, on or after February 15, 2008 at a redemption price equal to 104.688% of the principal amount of the dollar senior notes in the first year and 105.063% of the principal amount of the euro senior notes in the first year, declining yearly to par for both the dollar senior notes and the euro senior notes at February 15, 2011, plus accrued and unpaid interest to the date of redemption, in each case. In addition, at any time and from time to time prior to February 15, 2006, the issuer may redeem in the aggregate up to 35% of the original principal amount of each issue of senior notes using the net cash proceeds of certain equity offerings (including this offering) at a redemption price equal to 109.375% of the principal amount of the dollar senior notes and 110.125% of the principal amount of the euro senior notes, plus accrued and unpaid interest to the date of redemption, in each case. The senior subordinated notes may be redeemed at any time, in whole or in part, on or after February 15, 2008 at a redemption price equal to 105.500% of the principal amount of the dollar senior subordinated notes in the first year and 105.875% of the principal amount of the euro senior subordinated notes in the first year, declining yearly to par for both the dollar senior subordinated notes and the euro senior subordinated notes at February 15, 2011, plus accrued and unpaid interest to the date of redemption, in each case. In addition, at any time and from time to time prior to February 15, 2006, the issuer may redeem in the aggregate up to 35% of the original principal amount of each issue of senior subordinated notes using the net cash proceeds of certain equity offerings (including this offering) at a redemption price equal to 111.00% of the principal amount of the dollar senior subordinated notes and 111.75% of the principal amount of the euro senior subordinated notes, plus accrued and unpaid interest to the date of redemption, in each case.

We intend to redeem 35% of each of our dollar and euro senior subordinated notes and up to approximately 12% of each of our dollar and euro senior notes using a portion of the net proceeds from this offering. See "Use of Proceeds."

Upon the occurrence of a change of control, each holder of the senior notes and senior subordinated notes will have the right to require us to repurchase that holder's notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase.

The indentures governing the senior notes and the senior subordinated notes contain covenants that, among other things, limit the ability of TRW Automotive Inc. and its subsidiaries to:

•	incur additional indebtedness or issue redeemable preferred stock;
•	pay dividends and repurchase our capital stock;
•	make investments;
•	enter into agreements that restrict dividends from subsidiaries;
•	sell assets;
•	enter into transactions with their affiliates;

•	incur liens; and
•	engage in mergers or consolidations.

Receivables Facility

Our receivables facility provides up to $600 million in funding from commercial paper conduits sponsored by several of the lenders under our senior credit facilities, based on availability of eligible receivables and other customary factors. We recently completed an amendment to the receivables facility which reduced the amount of committed funding from $600 million to $400 million.

On February 28, 2003, certain of our subsidiaries (the "sellers") signed a receivables purchase agreement and began selling trade account receivables (the "receivables") originated by them in the United States through the receivables facility. Receivables are sold to TRW Automotive Receivables LLC (the "transferor") at a discount. The transferor is a bankruptcy-remote special purpose limited liability company that is our wholly-owned consolidated subsidiary. The transferor's purchase of receivables is financed through a transfer agreement with TRW Automotive Global Receivables LLC (the "borrower"). Under the terms of the transfer agreement, the borrower purchases all receivables sold to the transferor. The borrower is a bankruptcy-remote qualifying special purpose limited liability company that is wholly-owned by the transferor and is not consolidated when certain requirements are met as further described below.

Multi-seller commercial paper conduits supported by committed liquidity facilities are available to provide cash funding for the borrower's purchase of receivables through secured loans/tranches to the extent desired and permitted under a receivables loan agreement. A note is issued by the borrowers to the transferor for the difference between the purchase price for the receivables purchased and cash available to be borrowed through the facility. The sellers of the receivables act as servicing agents under the servicing agreement and continue to service the transferred receivables for which they receive a monthly servicing fee at a rate of 1% per annum of the average daily outstanding balance of receivables.

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance for the week as of Friday of the previous week. This balance is reported no later than the third business day of the subsequent week to the lenders. Availability is determined by reducing the receivables balance by outstanding borrowings under the program, the historical rate of collection on those receivables and other characteristics of those receivables that effect their eligibility (such as bankruptcy or downgrading below investment grade of the obligor, delinquency and excessive concentration).

The receivables facility lenders have recourse for amounts borrowed under the receivables facility only to the borrower and the receivables held by it, including receivables in excess of amounts funded. Recourse to the sellers and the transferor are limited to breaches of representations, warranties and covenants and as described below. TRW Automotive Inc. irrevocably and unconditionally guarantees the servicing and certain other performance obligations of the sellers under the receivables purchase agreement.

The commercial paper conduits may discontinue funding the receivables facility at any time for any reason. If they do, affiliates or other entities associated with the commercial paper conduits that have short-term debt ratings of a least A-1 by Standard & Poor's Ratings Group, Inc. and P-1 by Moody's Investors Service, Inc. are obligated to fund the receivables facility.

Advances under the receivables facility are currently available in U.S. dollars and may be available in the future in euros and pounds sterling. A portion of the underlying receivables may be denominated in currencies other than U.S. dollars, primarily euros.

Interest

The commercial paper conduits provide funding at their quoted cost of funds for issuing commercial paper. When not funded by the commercial paper conduits (but directly through conduit sponsors), the receivables facility will provide funding at our then-current revolving credit facility spread plus either (1) the LIBOR rate, adjusted for statutory reserves or (2) the higher of JPMorgan Chase Bank's prime rate or the federal funds effective rate plus 0.50%.

Fees

The receivables facility fees include a usage fee based on the borrower's leverage ratio, which fee is currently 1.50%, payable to the commercial paper conduits based upon the amount funded and a commitment fee of 0.50% based on the unused portion of the commitments. These rates are per annum and payments of these fees are made to the lenders on the monthly settlement date.

Early Termination Events

The receivables facility may be terminated for material breaches of representations and warranties, bankruptcies of the sellers or a receivables subsidiary, a deficiency in the amount of receivables lasting longer than three days, unsatisfactory performance of the receivables portfolio, cross-defaults to our other debt, or breach of specified financial covenants, among other reasons. The receivables facility contains the same financial covenants as TRW Automotive Inc.'s senior credit facilities.

Accounting Matters

This facility can be treated as a general financing agreement or as an off balance sheet financing arrangement. Whether the funding and related receivables are shown as liabilities and assets, respectively, on our consolidated balance sheet, or, conversely, are removed from the consolidated balance sheet depends on the level of the multi-seller conduits' loans to the borrower. When such level is at least 10% of the fair value of all of the borrower's assets (consisting principally of receivables sold by the sellers), the securitization transactions are accounted for as a sale of the receivables under the provisions of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and are removed from the consolidated balance sheet. The proceeds received are included in cash flows from operating activities in the statements of cash flows. Costs associated with the receivables facility are recorded as loss on sale of receivables in our consolidated statement of operations. The book value of our retained interest in the receivables approximates fair market value due to the current nature of the receivables.

However, at such time as the fair value of the multi-seller commercial paper conduits' loans are less than 10% of the fair value of all of the borrower's assets, we are required to consolidate the borrower, resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense. As there were no borrowings outstanding under the receivables facility on June 27, 2003, the fair value of the multi-seller conduits' loans was less than 10% of the fair value of all of the borrower's assets and, therefore, the financial position and results of operations of the borrower were included in our consolidated financial statements as of June 27, 2003. The Financial Accounting Standards Board recently issued its Interpretation No. 46, which may affect the way in which sponsors account for their sponsored commercial paper conduits. This interpretation is effective immediately for new arrangements entered into after January 31, 2003 and for quarterly periods beginning after June 15, 2003 for older arrangements. Changes in accounting, if any, required of the conduit sponsors could result in increased regulatory capital or other costs for the sponsors of funding in the commercial paper conduit. We have agreed to reimburse the sponsors for these increased costs up to an agreed upon maximum amount such that our total funding costs will not exceed the cost of funding directly through conduit sponsors. It is also possible that as a result of these accounting changes one or more of our commercial paper conduit lenders may elect to discontinue funding, requiring our receivables subsidiaries to finance a portion of the receivables facility directly with the conduit sponsors at the rates described above. Consequently, the cost of the receivables facility to us could increase as a result of these accounting changes. We do not currently expect the new guidance to alter our accounting treatment for the receivables facility.

In addition to the receivables facility described above, which was entered into in connection with the Acquisition, in December 2003 and January 2004, certain of our European subsidiaries entered into receivables financing arrangements in France and Germany for terms of 2 years and 12 months, respectively. Total availability under these receivables financing arrangements is an aggregate of approximately €145 million. We expect to enter into an additional receivables financing arrangement in the United Kingdom in the first quarter of 2004 with a term of 4 years and an availability of approximately £40 million. The receivables financing arrangement in France does not involve a special purpose vehicle, but rather is a factoring arrangement in which customers send bills of exchange directly to the bank. The receivables financing arrangements in Germany and the United Kingdom involve a German or a U.K. special purpose vehicle, as the case may be, that is our subsidiary purchasing trade receivables from subsidiaries in their country of origin and selling the trade receivables it purchases to a bank in their country of origin. These financing arrangements provide or will provide, as the case may be, efficient short-term financing to meet our liquidity.

Lucas Varity Senior Notes

One of our foreign subsidiaries, Lucas Industries plc, has £95 million in principal amount of 10.875% senior notes due 2020 outstanding. We assumed this indebtedness in the Acquisition. The trust deed governing the Lucas Varity senior notes contains limitations on borrowings and disposals of assets by Lucas Industries and its subsidiaries. The Lucas Varity senior notes also contain customary events of default.

Northrop Grumman Subordinated Note

As part of the consideration of the Acquisition, TRW Automotive Intermediate Holdings issued a $600 million face amount subordinated 8% pay-in-kind note due 2018 to an affiliate of Northrop Grumman. See "Certain Relationships and Related Transactions — Northrop Grumman Subordinated Note."

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our second amended and restated certificate of incorporation and second amended and restated bylaws as each is in effect as of January 27, 2004. We refer to our second amended and restated certificate of incorporation as our certificate of incorporation and our second amended and restated by-laws as our by-laws in this prospectus. We also refer you to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Our authorized capital stock consists of (i) 500,000,000 shares of common stock, par value $.01 per share, of which 86,845,300 shares are currently issued and outstanding, and (ii) 250,000,000 shares of preferred stock, par value $.01 per share, including 500,000 shares of Series A junior participating preferred stock of which no shares are currently issued and outstanding. Immediately following the completion of this offering, there are expected to be 98,914,265 shares of common stock, 100,724,610 shares of common stock if the underwriters exercise their over-allotment option in full, and no shares of preferred stock outstanding.

Common Stock

Voting Rights.    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Our senior credit facilities and indentures impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights.    Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters.    The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;
•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;
•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.

Each share of our common stock has associated with it the right to purchase one share of Series A preferred stock under our rights agreement.

Our board of directors has the authority to issue shares of Series A junior participating preferred stock from time to time and to increase the number of authorized shares of Series A junior participating preferred stock. The Series A junior participating preferred stock shall rank junior to all other preferred stock, but senior to our common stock. The holders of Series A junior participating preferred stock shall vote with the holders of our common stock as a single class, unless otherwise required by law, and are entitled to 1,000 votes per share. The board of directors may not effect any amendment to the terms of the Series A junior participating preferred stock which would adversely affect the rights, powers and preferences thereof without the prior approval of the holders of two-thirds of the then outstanding Series A junior participating preferred stock. The holders of our Series A junior participating preferred stock shall be entitled to receive dividends equal to the greater of $1 per share and an amount equal to 1000 times the aggregate per share amount of any dividends declared on the common stock. In the event we are subject to any liquidation, dissolution or winding up, the holders of Series A junior participating preferred stock shall be entitled to receive an aggregate per share liquidation payment of 1000 times the payment made per share of common stock. The Series A junior participating preferred stock may not be redeemed.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation and the bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation and the bylaws provide that unless otherwise provided in the stockholders agreement, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our certificate of incorporation and bylaws also provide that unless otherwise provided in the stockholders agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The Delaware General Corporation Law ("DGCL") provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the chairman of our board or the President or Secretary at the direction of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation and bylaws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	classified board (the election and term of our directors);
•	the removal of directors;
•	the prohibition on stockholder action by written consent;
•	the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board;
•	the advance notice requirements for stockholder proposals and director nominations; and
•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;
•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or
•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Rights Agreement

We intend to adopt, prior to consummation of this offering, a rights agreement, subject to the approval of our board. Under our rights agreement, each share of our common stock has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a purchase price of $ 115.00, subject to adjustment, one one-thousandth of a share of Series A junior participating preferred stock under circumstances provided for in the rights agreement.

The purpose of our rights agreement is to:

•	give our board of directors the opportunity to negotiate with any persons seeking to obtain control of us;
•	deter acquisitions of voting control of us without assurance of fair and equal treatment of all of our stockholders; and
•	prevent a person from acquiring in the market a sufficient amount of voting power over us to be in a position to block an action sought to be taken by our stockholders.

The exercise of the rights under our rights agreement would cause substantial dilution to a person attempting to acquire us on terms not approved by our board of directors and therefore would significantly increase the price that person would have to pay to complete the acquisition. Our rights agreement may deter a potential acquisition or tender offer.

Until a "distribution date" occurs, the rights will:

•	not be exercisable;
•	be represented by the same certificate that represents the shares with which the rights are associated; and
•	trade together with those shares.

The rights will expire at the close of business on January 22, 2014, unless earlier redeemed or exchanged by us.

Following a "distribution date," the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from the shares of our common stock.

A "distribution date" would occur upon the earlier of:

•	ten days after a public announcement that a person has become an "acquiring person;" or
•	ten business days after a person commences or announces its intention to commence a tender or exchange offer that, if successful, would result in the person becoming an "acquiring person."

Under our rights agreement, a person becomes an "acquiring person" if the person, alone or together with a group, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock. However, an "acquiring person" shall not include us, any of our subsidiaries, any of our employee benefit plans, any person or entity acting pursuant to such employee benefit plans, AIL or any affiliates thereof or any transferees thereof of at least 15% of our then outstanding common stock or, subject to limitations on their ability to acquire additional shares of common stock, Northrop Grumman and certain of its subsidiaries. Our rights agreement also contains provisions designed to prevent the inadvertent triggering of the rights by institutional or certain other stockholders.

If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value equal to two times the purchase price. If, following a public announcement that a person has become an acquiring person:

•	we merge or enter into any similar business combination transaction and we are not the surviving corporation; or
•	50% or more of our assets, cash flow or earning power is sold or transferred,

each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of shares of common stock of the surviving entity having a market value equal to two times the purchase price.

After a person becomes an acquiring person, but prior to such person acquiring 50% of our outstanding shares of common stock, our board of directors may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series A junior participating preferred stock, or of a share of our preferred stock having equivalent rights, preferences and privileges, for each right.

At any time until a person has become an acquiring person, our board of directors may redeem all of the rights at a redemption price of $.01 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.

A holder of rights will not, as such, have any rights as our stockholder, including rights to vote or receive dividends.

For so long as the rights are redeemable, our board of directors may amend any provisions in the rights agreement without the approval of any holders of the rights. At any time when the rights are no longer redeemable, our board of directors may amend the provisions of our rights agreement without the approval of any holders of the rights in order to:

•	cure any ambiguity;
•	correct or supplement any provision contained in the rights agreement which may be defective or inconsistent with any other provisions in the rights agreement;
•	shorten or lengthen any time period under our rights agreement; or
•	change or supplement the provisions in the rights agreement in any manner which we may deem necessary or desirable;

provided, that no amendment adopted after the rights are no longer redeemable may adversely affect the interests of the holders of rights, and no such amendment may cause the rights again to become redeemable or cause the rights agreement again to become amendable other than in accordance with the amendment provision.

The distribution of the rights will not be taxable to our stockholders or us. Our stockholders may recognize taxable income when the rights become exercisable for our common stock or an acquiring company.

Delaware Anti-takeover Statute

We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change- in control attempts.

Transfer Agent and Registrar

National City Bank is the transfer agent and registrar for our common stock.

Listing

We propose to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol "TRW."

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately 99 million shares of common stock, assuming no exercise of the over-allotment option. In addition, we have approximately 17 million shares of common stock reserved for issuance pursuant to the 2003 Stock Incentive Plan. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock and any of the shares issued pursuant to the 2003 Stock Incentive Plan will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

In addition, pursuant to, and in accordance with the terms and conditions of, the stockholders agreement, Blackstone, which will beneficially own approximately 56 million shares, or 56.7%, after this offering, through AIL, will have the ability to require us to register the resale of its shares. If Northrop Grumman becomes a beneficial owner of over 18% of our then-outstanding shares after this offering, it could also require us to register the resale of some or all of its shares. In addition, Blackstone and Northrop Grumman will have the ability to exercise certain piggyback registration rights in connection with other registered offerings. See "Certain Relationships and Related Transactions — Stockholders Agreement."

Pursuant to, and in accordance with the terms and conditions of, the employee stockholders agreement entered into in connection with the Acquisition, following 180 days after this initial public offering, our management stockholders are also entitled to piggyback registration rights exercisable in connection with any other registrations initiated by us or AIL under the stockholders agreement. See "Certain Relationships and Related Transactions — Employee Stockholders Agreement."

Subject to the lock-up agreements described below, contractual conditions contained in the stockholders agreement, and the provisions of Rules 144 and 144(k), additional shares of our common stock will be available for sale in the public market under exemptions from registration requirements as follows:

Number of Shares	Date
73,575,284	At various times after 180 days from the date of this prospectus (subject to volume limitations and other conditions under Rule 144)
1,201,050	At various times after 180 days from the date of this prospectus (Rule 144(k))

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock or approximately 0.9 million shares assuming no exercise of the over-allotment option; and

•	the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

We, our executive officers and directors and AIL have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

Pursuant to the amended and restated stockholders agreement entered into by us on January 21, 2004, AIL and Northrop Grumman, Northrop Grumman and its affiliates may not sell, dispose of or hedge any of the shares of our common stock held by its affiliate for a period of 180 days after the completion of this offering. We and AIL have agreed with the underwriters not to amend or waive the foregoing provision of the stockholders agreement with regard to any sale, disposition or transfer of shares of our common stock held by Northrop Grumman, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

Pursuant to the employee stockholders agreement entered into by us, AIL, an affiliate of Northrop Grumman and our management stockholders, our management stockholders may not sell, dispose of or hedge any of their shares of our common stock, subject to certain exceptions, for a period of 180 days after the consummation of this offering, without the prior written consent of AIL. We and AIL have agreed with the underwriters not to amend or waive the foregoing provision of the employee stockholders agreement or to consent to any sale, disposition or transfer of shares of our common stock held by our management stockholders, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

Stock Options

We expect that options to purchase up to an aggregate of approximately 9.6 million shares of our common stock will be outstanding as of the closing of this offering. Of these options, approximately 0.5 million shares are currently vested and approximately 9.2 million may vest over the next five years.

As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable under the 2003 Stock Incentive Plan. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

MATERIAL U.S. TAX CONSEQUENCES

The following summary describes the material U.S. federal income and estate tax consequences of the ownership of our common stock as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes. Except where noted, this discussion deals only with common stock held as a capital asset and does not deal with special situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax exempt entities or insurance companies;
•	tax consequences to persons holding our common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;
•	tax consequences to U.S. Holders (as defined below) of our common stock whose "functional currency" is not the U.S. dollar;
•	alternative minimum tax consequences, if any; or
•	any state, local or foreign tax consequences.

Special rules may apply to certain Non-U.S. Holders (as defined below), such as U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock should consult their tax advisors.

As used herein, a "U.S. Holder" of our common stock means a beneficial owner that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a "Non-U.S. Holder" of our common stock means a beneficial owner (other than a partnership) that is not a U.S. Holder.

U.S. Holders

Dividends

As discussed under the section entitled "Dividend Policy" above, we do not currently intend to pay dividends. In the event that we do pay dividends, the gross amount of dividends paid on our common stock will be treated as dividend income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of any dividend exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a holder on a subsequent disposition of the common stock), and the balance in excess of adjusted tax basis will be taxed as capital gain recognized on a sale or exchange. See "—U.S. Holders — Gain or Loss on Disposition of Common Stock."

With respect to a U.S. Holder who is an individual, dividends received by such holder prior to January 1, 2009 generally will be subject to reduced rates of taxation. However, individuals that fail to satisfy a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. Furthermore, if you are a corporation, you may be entitled, subject to holding period and other requirements, to the dividends-received deduction under the Code. Prospective purchasers should consult their tax advisors regarding eligibility for reduced rates on dividends and the dividends-received deduction.

Gain or Loss on Disposition of Common Stock

A U.S. Holder will recognize gain or loss on a sale or other disposition of our common stock equal to the difference between the amount realized upon the disposition and such holder's adjusted tax basis in the common stock. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Dividends

As discussed under the section entitled "Dividend Policy" above, we do not currently intend to pay dividends. In the event that we do pay dividends, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service ("IRS") Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes.

An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

Our common stock that is held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to dividends paid on our common stock or to the proceeds received on the sale or other disposition of our common stock by U.S. Holders other than certain exempt recipients (such as corporations), and a backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of our common stock within the United States or conducted through U.S.-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are the joint book-running managers for this offering and the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Lazard Frères & Co. LLC
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total	24,137,931

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,620,689 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by The Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

AIL, an affiliate of Blackstone, has the right to cause us to register for sale the shares to be repurchased under the terms of the stockholders agreement. In place of registration, we intend to enter into a share repurchase agreement with AIL in connection with entering into an underwriting agreement prior to the consummation of this offering. Under the terms of the share repurchase agreement, we will use approximately $331 million of the net proceeds from this offering to repurchase a portion of the shares of our common stock held by AIL at a price per share equal to the proceeds per share less the underwriting discounts we receive from this offering.

The share repurchase agreement will provide that the repurchase and the consummation of this offering are contingent upon one another and will occur simultaneously and the shares repurchased will be cancelled thereafter. In addition, the share repurchase agreement will provide that AIL is utilizing one of its demand registration rights in this offering and shall indemnify us for any losses, claims, damages or liabilities to which we may become subject insofar as such losses, claims, damages or liabilities arise out of, or are based on statements provided to us by AIL expressly for use in this prospectus pursuant to Item 507 of Regulation S-K.

A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on the websites maintained by other underwriters and one or more of the lead managers in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

We, our executive officers and directors and Blackstone have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

Pursuant to the stockholders agreement entered into by us, AIL and Northrop Grumman, Northrop Grumman and its affiliates may not sell, dispose of or hedge any of its shares of our common stock for a period of 180 days after the completion of this offering. We and AIL have agreed with the underwriters not to amend or waive the foregoing provision of the stockholders agreement with regard to any sale, disposition or transfer of shares of our common stock held by Northrop Grumman, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

Pursuant to the employee stockholders agreement entered into by us, AIL, an affiliate of Northrop Grumman and our management stockholders, our management stockholders may not sell, dispose of or hedge any of their shares of our common stock, subject to certain exceptions, for a period of 180 days after the consummation of this offering, without the prior written consent of AIL. We and AIL have agreed with the underwriters not to amend or waive the foregoing provision of the employee stockholders agreement or to consent to any sale, disposition or transfer of shares of our common stock held by our management stockholders, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the New York Stock Exchange under the symbol "TRW." In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.8 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. J.P. Morgan Securities Inc. is an affiliate of JPMorgan Chase Bank, which is the administrative agent and a lender under our senior credit facilities and the administrative agent under our receivables facility. Credit Suisse First Boston LLC is an affiliate of Credit Suisse First Boston, which, through its New York Branch, is a funding agent under our receivables facility, and which, through its Cayman Islands Branch, is a syndication agent and a lender under our senior credit facilities. Certain investment funds affiliated with Goldman, Sachs & Co. beneficially own approximately 8.3% of the membership interests of AIL.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;
•	where required by law, that the purchaser is purchasing as principal and not as agent; and
•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action - Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP. An investment vehicle composed of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others own an interest representing less than 1% of the capital commitments of funds controlled by The Blackstone Group L.P.

EXPERTS

The combined financial statements and schedule of TRW Automotive Inc. (Predecessor) at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 and the two months ended February 28, 2003 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at a regional public reference facility maintained by the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

GLOSSARY OF SELECTED TERMS

Active control retractor system.    A system that uses braking sensors and stability control sensor information to react to potentially hazardous driving situations. Seat belt retractors driven by an electric motor reduce seat belt slack prior to a potential crash.

Active cruise control.    A cruise control system that uses radar to monitor distance to a leading vehicle and automatically decelerates or accelerates the vehicle to maintain appropriate following distance. Active roll control system. A system that adjusts the suspension during vehicle turning maneuvers to reduce vehicle sway, providing increased comfort and reduced roll-over potential.

Active safety system.    A system, such as the braking system or the steering system, that can reduce the possibility of an accident or reduce the potential injuries to the vehicle occupants.

Actuation boosters and master cylinders.    An actuation booster is the brake vacuum booster which "multiplies" the driver brake pedal force to the brake system. The master cylinder is the hydraulic cylinder which receives pedal force input from the driver and transmits hydraulic pressure to the individual brakes. These two components are usually provided as an assembly.

Air bag.    Passive safety devices that rapidly expand and fill with gas to provide an energy-absorbing and protective cushion for vehicle occupants when a crash is detected.

Anti-lock braking system (ABS).    A system that reduces likelihood of wheel skid during braking by automatically pulsing hydraulic brake pressure to the appropriate wheel(s) when wheel rotation speed signal indicates impending wheel skid.

Body control products.    See array of products listed for body control product line under the section entitled "Business—Operating Segments and Principal Product Categories—Automotive Components."

Corner module.    A module assembly consisting of suspension and brake components shipped as an end item to a vehicle assembly plant.

Crash sensor.    An electronic module that senses a vehicle crash and deploys the air bags and, if equipped with pretensioners, reduces the slack of seat belts accordingly.

Curtain airbag.    An air bag device, attached to the roof rail and stored in the roof liner above the vehicle's doors, that inflates rapidly during certain side impact collisions to fill the space between the occupants and the sides of the vehicle. The curtain air bag provides an energy absorbing cushion that helps protect the head and neck of occupants during a side-impact collision.

Disc brake caliper.    A component of a disc brake system that clamps the rotor to provide braking force.

Drum brake.    A traditional brake assembly design using brake pads which expand to contact the inner diameter of a drum, thereby providing brake force.

Drum.    The cast iron drum against which the brake pads on a drum brake assembly are expanded to provide brake force.

Electrically assisted power steering system.    See "Industry Overview—Steering Systems."

Electrically powered hydraulic steering system.    See "Industry Overview—Steering Systems."

Electro-hydraulic braking system.    See "Industry Overview—Braking Systems."

Electronic vehicle stability control system (VSC).    A system building on the technology of ABS. VSC monitors steering angles, transverse acceleration, yaw, wheel speed and brake pressure to detect loss of traction. When wheels begin to lose traction causing the vehicle to become less stable, VSC can reduce engine power or apply brake pressure to any or all wheels as required to maintain the vehicle's intended path.

Engine valve.    The component known as the "heart" of the engine. There are two types of valves: inlet and exhaust. Their function is to open and close in a chamber allowing gases in and forcing them out after combustion. Exhaust valves are typically made of higher grade nickel based steels while inlet valves are typically made from more common carbon based steels. The trend in engine design is to increase the number of valves per cylinder from two to four, resulting in more power, more efficiency and cleaner burns.

Foundation brakes.    General term meaning traditional brake system components including disc and/or drum brakes. See the table of product lines in "Business—Operating Segments and Principal Product Categories—Chassis Systems."

In-mold assembly air flow registers.    Injection molded components made with a proprietary multi-shot injection molding process through which components with multiple, relatively movable parts are formed in final assembled position in the molding process, without the need for separate assembly.

Module.    A collection of individual components into a single assembly (for example, the collection of a bag, an inflator, a cover and mounting brackets into an air bag module). The single assembly has a unique and definable purpose or function that supercedes the purposes and the functions of the individual components. In certain applications customers specify and purchase modules rather than the components separately.

Passive safety systems.    A safety system, such as air bags and seat belts, that reacts to a vehicle crash as opposed to reacting prior to a crash.

Pretensioning system.    A seat belt feature that reduces the slack in the seat belt system during a vehicle crash to reduce potential injuries to occupants.

Rear axle modules.    A module assembly consisting of axle, suspension, and brake components shipped as an end item to a vehicle assembly plant.

Rotor.    The "disc" in a disc brake system that is clamped by calipers to provide braking force.

Single- and dual-stage air bag inflators.    Single stage inflators use one combustion chamber and fill the air bag with a certain volume of gas. Dual-stage inflators improve occupant protection and use dual combustion chambers which are activated based upon crash severity: first chamber fills a smaller bag volume (small crash), second chamber fills the complete bag volume when activated.

System.    A group of components that combine to form a whole and operate in unison for a specific purpose. For example, the components of an occupant safety system generally consist of air bags, seat belts and crash sensors. In a vehicle collision, the crash sensor sends a signal to the other components which then operate together to reduce the likelihood or severity of injuries to the vehicle's occupants resulting from such collision.

Tire pressure monitoring system.    A system that monitors tire inflation level and then signals the driver (for example, through an indicator light, a text message or an audible alarm) if the level of inflation of a tire is low. Direct system uses a pressure sensor on each tire. Indirect system infers tire inflation level from differences in individual wheel speeds.

TRW AUTOMOTIVE HOLDINGS CORP.

INDEX TO FINANCIAL STATEMENTS

Page
Combined financial statements of TRW Automotive Inc. (Predecessor)
Report of Ernst & Young LLP, independent auditors	F-2
Combined statements of operations for the years ended December 31, 2000, 2001 and 2002 and the two months ended February 28, 2003	F-3
Combined balance sheets at December 31, 2001 and 2002	F-4
Combined statements of cash flows for the years ended December 31, 2000, 2001 and 2002 and the two months ended February 28, 2003	F-5
Combined statements of changes in stockholder's investment for the years ended December 31, 2000, 2001 and 2002 and the two months ended February 28, 2003	F-6
Notes to combined financial statements	F-7
Interim combined and consolidated financial statements of TRW Automotive Holdings Corp.
Combined and consolidated statements of operations for the nine months ended September 27, 2002, two months ended February 28, 2003 and seven months ended September 26, 2003 (unaudited)	F-35
Combined balance sheet at December 31, 2002 and consolidated balance sheet at September 26, 2003 (unaudited)	F-36
Combined and consolidated statements of cash flows for the nine months ended September 27, 2002, two months ended February 28, 2003 and seven months ended September 26, 2003 (unaudited)	F-37
Combined and consolidated statements of changes in stockholders' investment for the two months ended February 28, 2003 and seven months ended September 26, 2003 (unaudited)	F-38
Notes to unaudited combined and consolidated interim financial statements	F-39

Report of Ernst & Young LLP, independent auditors

Stockholder and Directors
TRW Automotive Inc.

We have audited the accompanying combined balance sheets of TRW Automotive Inc. and subsidiaries as of December 31, 2002 and 2001, and the related combined statements of operations, cash flows and changes in stockholder's investment for each of the three years in the period ended December 31, 2002 and the two month period ended February 28, 2003. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of TRW Automotive Inc. and subsidiaries at December 31, 2002 and 2001, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 and the two month period ended February 28, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 5 to the combined financial statements, the Company changed its method of accounting for goodwill resulting from its adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002.

/s/ ERNST & YOUNG LLP

Troy, Michigan
October 29, 2003, except for Note 2
as to which the date is January 9, 2004

TRW AUTOMOTIVE INC.
Combined Statements of Operations

	Years Ended December 31,			Two Months Ended February 28, 2003
(Dollars in millions)	2000	2001	2002
Sales	$10,920	$10,091	$10,630	$1,916
Cost of sales	9,437	8,989	9,315	1,686
Gross profit	1,483	1,102	1,315	230
Administrative and selling expenses	670	597	541	100
Research and development expenses	167	131	151	27
Amortization of intangible assets (including goodwill in 2000 and 2001)	76	78	15	2
Other income—net	—	(2)	(6)	4
Operating income	570	298	614	97
Interest expense	387	373	316	48
Interest income	(13)	(10)	(7)	(1)
Gain on retirement of debt	—	—	(4)	—
Losses on sales of receivables	—	1	7	—
Earnings (losses) from continuing operations before income taxes	196	(66)	302	50
Income tax expense (benefit)	102	(30)	138	19
Earnings (losses) from continuing operations	94	(36)	164	31
Discontinued operations (net of taxes)	3	11	—	—
Net earnings (losses)	$97	$(25)	$164	$31

See accompanying notes to combined financial statements.

TRW AUTOMOTIVE INC.
Combined Balance Sheets

	December 31,
(Dollars in millions)	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	$118	$188
Marketable securities	32	26
Accounts receivable, net of allowances of $41 million and $53 million in 2001 and 2002	853	1,348
Interest in securitized receivables	162	—
Inventories:
Finished products and work-in-process	312	368
Raw materials and supplies	240	240
Total inventories	552	608
Prepaid expenses	58	49
Deferred income taxes	194	144
Total current assets	1,969	2,363
Property, plant and equipment—on the basis of cost
Land	76	84
Buildings	1,128	1,221
Machinery and equipment	4,613	4,976
	5,817	6,281
Less accumulated depreciation and amortization	3,242	3,723
Total property, plant and equipment—net	2,575	2,558
Intangible assets:
Goodwill	2,591	2,646
Other intangible assets	310	356
	2,901	3,002
Less accumulated amortization	374	424
Total intangible assets—net	2,527	2,578
Investments in affiliated companies	74	66
Other notes and accounts receivable	153	146
Other assets	211	189
Prepaid pension cost	2,778	3,048
	$10,287	$10,948
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDER'S INVESTMENT
Current liabilities:
Short-term debt	$177	$327
Trade accounts payable	1,252	1,407
Accrued compensation	218	227
Other accruals	786	627
Income taxes	126	150
Current portion of long-term debt	18	17
Total current liabilities	2,577	2,755
Debt allocated from Parent	4,105	3,279
Long-term debt	297	302
Post-retirement benefits other than pensions	743	751
Long-term liabilities	455	658
Deferred income taxes	535	731
Total liabilities	8,712	8,476
Minority interests	71	81
Stockholder's investment:
Parent company investment	1,925	2,738
Accumulated other comprehensive losses	(421)	(347)
Total stockholder's investment	1,504	2,391
	$10,287	$10,948

See accompanying notes to combined financial statements.

TRW AUTOMOTIVE INC.
Combined Statements of Cash Flows

	Years Ended December 31,			Two Months Ended February 28, 2003
(Dollars in millions)	2000	2001	2002
Operating activities
Net earnings (losses)	$97	$(25)	$164	$31
Adjustments to reconcile net earnings (losses) to net cash provided by operating activities:
Depreciation and amortization	577	548	509	84
Pension and other post-retirement benefits, net of contributions	(221)	(219)	(236)	(28)
Net gain on sale of assets	(22)	(18)	(12)	—
Asset impairment charges	67	50	48	1
Pending and threatened litigation	25	29	2	—
Deferred income taxes	114	19	105	(3)
Discontinued operations	(3)	(11)	—	—
Other—net	(2)	6	28	5
Changes in assets and liabilities, net of effects of businesses acquired or divested:
Accounts receivable, net	70	7	78	(284)
Securitization of accounts receivable	—	327	(327)	—
Inventories	57	103	(26)	2
Trade accounts payable	152	(40)	69	64
Prepaids and other assets	127	146	194	17
Other liabilities	(331)	(114)	(101)	39
Other—net	44	20	31	(1)
Net cash provided by (used in) operating activities	751	828	526	(73)
Investing activities
Capital expenditures including other intangibles	(501)	(475)	(427)	(66)
Net proceeds from divestitures	1,110	46	22	—
Other—net	32	20	(9)	(2)
Net cash (used in) provided by investing activities	641	(409)	(414)	(68)
Financing activities
(Decrease) increase in short-term debt	(150)	(36)	121	(321)
Proceeds from debt in excess of 90 days	34	10	17	—
Principal payments on debt in excess of 90 days	(85)	(47)	(81)	(18)
Net transfers (to) from parent company	(1,245)	(386)	(78)	503
Other—net	(6)	(5)	26	78
Net cash (used in) provided by financing activities	(1,452)	(464)	5	242
Effect of exchange rate changes on cash	(12)	12	(47)	(13)
(Decrease) increase in cash and cash equivalents	(72)	(33)	70	88
Cash and cash equivalents at beginning of period	223	151	118	188
Cash and cash equivalents at end of period	$151	$118	$188	$276
Supplemental cash flow information:
Interest paid, net of amount capitalized	$396	$368	$326	$45
Income tax paid (refund) — net	12	61	(129)	10

See accompanying notes to combined financial statements.

TRW AUTOMOTIVE INC.
Combined Statements of Changes in Stockholder's Investment

(Dollars in millions)	Parent company investment	Accumulated other comprehensive earnings (losses)	Total stockholder's investment
Balance at December 31, 1999	$1,918	$(124)	$1,794
Net earnings—2000	97	—	97
Foreign exchange loss, net of tax of $69 million	—	(171)	(171)
Minimum pension liability, net of tax of $3 million	—	(4)	(4)
Total comprehensive losses			(78)
Balance at December 31, 2000	2,015	(299)	1,716
Net losses—2001	(25)	—	(25)
Foreign exchange losses, net of tax of $14 million	—	(76)	(76)
Minimum pension liability, net of tax of $25 million	—	(47)	(47)
Deferred cash flow hedges, net of tax	—	1	1
Total comprehensive losses			(147)
Net transfers to parent company	(65)	—	(65)
Balance at December 31, 2001	1,925	(421)	1,504
Net earnings—2002	164	—	164
Foreign exchange gains, net of tax of $110 million	—	178	178
Minimum pension liability, net of tax of $55 million	—	(104)	(104)
Unrealized gains on securities, net of tax	—	1	1
Deferred cash flow hedges, net of tax	—	(1)	(1)
Total comprehensive earnings			238
Net transfers from parent company	649	—	649
Balance at December 31, 2002	2,738	(347)	2,391
Net earnings—two months ended February 28, 2003	31	—	31
Foreign exchange loss, net of tax of $16 million	—	(58)	(58)
Total comprehensive losses			(27)
Net transfers from parent company	290	—	290
Balance at February 28, 2003	$3,059	$(405)	$2,654

See accompanying notes to combined financial statements.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements

1.    Description of business and change in ownership

Description of business

TRW Automotive Inc. (also referred to herein as the "Company" or the "Predecessor") is among the world's largest and most diversified suppliers of automotive systems, modules and components to global automotive vehicle manufacturers, or VMs, and related aftermarkets. The Company conducts substantially all of its operations through subsidiaries. These operations primarily encompass the design, manufacture and sale of active and passive safety related products. Active safety related products principally refer to vehicle dynamic controls (primarily braking and steering), and passive safety related products principally refer to occupant restraints (primarily air bags and seat belts) and crash sensors. The Company is primarily a "Tier-1" supplier (a supplier which sells directly to VMs), with over 85% of its sales in 2002 made directly to VMs.

Change in Ownership

The Company was incorporated in Delaware on June 3, 2002 as a wholly-owned subsidiary of TRW Inc. ("TRW") in contemplation of the spin-off announced by the TRW Board of Directors in March 2002. The Company consists of TRW's automotive business including TRW's subsidiaries and affiliates associated with the TRW automotive business. Historically, the Company's business resulted from the combination of the legacy TRW automotive business with the legacy Lucas Varity plc ("Lucas Varity") automotive business.

Prior to the consummation of the planned spin-off, TRW entered into an Agreement and Plan of Merger with Northrop Grumman Corporation ("Northrop"), dated June 30, 2002, whereby Northrop would acquire all of the outstanding common stock of TRW, including TRW's automotive business, in exchange for Northrop shares. The acquisition of TRW by Northrop was completed on December 11, 2002 (the "Merger").

Additionally, on November 18, 2002, an entity controlled by affiliates of The Blackstone Group L.P. ("Blackstone"), entered into a Master Purchase Agreement, as amended, pursuant to which TRW Automotive Holdings Corp. ("Holdings"), a newly-formed entity, would cause its indirect wholly-owned subsidiary, TRW Automotive Acquisition Corp. ("TRW Automotive"), to purchase substantially all of the assets and assume substantially all of the liabilities (other than certain indebtedness) associated with TRW's automotive business from Northrop for a purchase price of $4,725 million (including assumed debt), subject to certain closing and post-closing adjustments (the "Acquisition").

2.    Subsequent events

The Acquisition was completed on February 28, 2003 with a subsidiary of Northrop retaining a 19.6% interest in TRW Automotive Holdings Corp. As part of the Acquisition, the Company transferred its interests in TRW's automotive business to TRW Automotive. Subsequent to the Acquisition, the Company changed its name to Richmond U.K. Inc. Subsequently, TRW Automotive was renamed TRW Automotive Inc. (the "Successor").

In connection with the Acquisition, TRW Automotive issued senior notes (the "Senior Notes") and senior subordinated notes (the "Senior Subordinated Notes") in a private offering, entered into new revolving credit and term loan facilities (the "Senior Secured Credit Facilities") and initiated a trade accounts receivable securitization program (the "Receivables Facility"). Funding for the cash portion of the purchase price included $1,575 million in proceeds from the notes, $1,510 million in borrowings under TRW Automotive's Senior Secured Credit Facilities, and a cash equity contribution primarily from affiliates of Blackstone, in exchange for shares of TRW Automotive's indirect parent, TRW Automotive Holdings Corp. Employees of TRW Automotive and certain of its subsidiaries also made cash equity contributions in exchange for shares of TRW Automotive Holdings Corp.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

2.    Subsequent events (continued)

In addition, TRW Automotive assumed certain debt instruments existing at the Acquisition including 10.875% debentures previously issued by Lucas Varity due 2020 at face amount of $149 million and certain other borrowings, including accrued interest, totaling approximately $60 million. All other indebtedness described in Note 16, including debt allocated from TRW, was retained by Northrop.

The Senior Notes consist of $925 million, 9 3/8% Senior Notes and €200 million, 10 1/8% Senior Notes, both due February 15, 2013. The Senior Subordinated Notes consist of $300 million, 11% Senior Subordinated Notes and €125 million, 11¾% Senior Subordinated Notes, both due February 15, 2013. Interest is payable semi-annually on February 15 and August 15, and the first payment was made on August 15, 2003. The Senior Notes are unconditionally guaranteed on a senior unsecured basis and the Senior Subordinated Notes are unconditionally guaranteed on a senior subordinated unsecured basis, in each case, by substantially all existing and future wholly owned domestic subsidiaries and by TRW Automotive Finance Luxembourg, S.a.r.l. ("TRW Luxembourg"), a restricted Luxembourg subsidiary.

The Senior Secured Credit Facilities consist of a secured revolving credit facility and various senior secured term loan facilities. The six-year revolving credit facility, through a syndication of lenders, provides for borrowings up to $500 million including the availability of letters of credit, and is available in U.S. dollars, euros, pounds sterling and other currencies. Initial borrowings under senior secured term loan facilities consisted of a six-year tranche A term loan issued in a face amount of $410 million and eight-year tranche B term loans issued in face amounts of $1,030 million and approximately €65 million. On July 22, 2003, the Company refinanced $200 million of the borrowings under its tranche A term loan facility and all of the borrowings under its tranche B term loan facility with the proceeds of a new tranche C term loan facility (denominated in the amounts of $1.15 billion and €95 million) under its Senior Secured Credit Facility, together with approximately $46 million of available cash on hand. On January 9, 2004, the Company refinanced all of the borrowings under its existing term loan facilities with the proceeds of new term loan facilities, together with approximately $213 million of available cash on hand. The new term loan facilities consist of a six-year tranche A-1 term loan issued in a face amount of $350 million and eight-year tranche D term loans issued in face amounts of $800 million and approximately €93 million. The Senior Secured Credit Facilities loans generally bear interest at variable rates. The Senior Secured Credit Facilities are unconditionally guaranteed on a senior secured basis by Holdings and, subject to certain exceptions, each existing and future domestic subsidiary of Holdings (other than TRW Automotive's receivables subsidiaries), including Intermediate, and guaranteed by TRW Luxembourg. In addition, all obligations under the Senior Secured Credit Facilities, and the guarantees of those obligations, are secured by substantially all the assets of Holdings, TRW Automotive and each U.S. guarantor, subject to certain exceptions. The obligations of the foreign subsidiary borrowers under the Senior Secured Credit Facilities and foreign guarantees of such obligations are, subject to certain exceptions and only to the extent permitted by applicable legal and contractual provisions and to the extent that it does not result in adverse tax consequences, secured by substantially all of the assets of the foreign subsidiary borrowers and foreign subsidiary guarantors.

The Senior Secured Credit Facilities, Senior Notes and Senior Subordinated Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of TRW Automotive and its subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including, in the case of the Senior Secured Credit Facilities, the Senior Notes and Senior Subordinated Notes), pay certain dividends and distributions or repurchase capital stock, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing TRW Automotive indebtedness (including, in the case of the Senior Secured Credit Facilities, the Senior Notes, Senior Subordinated Notes and the Receivables Facility), and change the business conducted by TRW Automotive and its subsidiaries. In addition, the Senior Secured Credit Facilities contain the following financial covenants: a maximum total leverage ratio, a minimum interest coverage ratio, and a maximum capital expenditures limitation and require certain

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

2.    Subsequent events (continued)

prepayments from excess cash flows, as defined, and in connection with certain asset sales and the incurrence of debt not permitted under the Senior Secured Credit Facilities.

The Receivables Facility provides up to $600 million in funding. On January 8, 2004, the Company completed an amendment to the Receivables Facility which reduced the amount of committed funding from $600 million to $400 million. On February 28, 2003, subsidiaries of TRW Automotive signed a Receivables Purchase Agreement and began selling trade accounts receivables (the "Receivables") originated by them and certain of their subsidiaries as sellers in the United States to the Receivables Facility. Receivables are sold to TRW Automotive Receivables LLC (the "Transferor") at a discount. The Transferor is a bankruptcy-remote special purpose limited liability company that is a wholly-owned consolidated subsidiary of TRW Automotive. The Transferor's purchase of Receivables is financed through a transfer agreement with TRW Automotive Global Receivables LLC (the "Borrower"). Under the terms of the Transfer Agreement, the Borrower purchases all Receivables sold to the Transferor. The Borrower is a non-consolidated bankruptcy-remote qualifying special purpose limited liability company that is wholly-owned by TRW Automotive Receivables LLC.

A multi-seller commercial paper conduit supported by a committed liquidity facility is available to provide cash funding for the Borrowers' purchase of Receivables through secured loans/tranches to the extent desired and permitted under the Receivables Loan Agreement. A note is issued for the difference between Receivables purchased and cash borrowed through the facility. The originators of the Receivables act as servicing agents per the Servicing Agreement and continue to service the transferred receivables for which they receive a monthly servicing fee.

On December 30, 2002, Koyo Seiko Co., Ltd. and Koyo Delaware, Inc. filed a complaint against TRW and its then wholly owned subsidiary, TRW Automotive Holding Company, in the Circuit Court for Monroe County, Tennessee, alleging that TRW violated certain provisions of the partnership agreement with Koyo under which the parties formed TRW Koyo Steering Systems Company ("TKS"). See Note 21. On February 21, 2003, the Circuit Court for Monroe County, Tennessee, issued a temporary injunction prohibiting the sale to any entity controlled by Blackstone, of the partnership interest held by TRW Automotive Holding Company in TKS, pending the final hearing of the matter. On March 7, 2003, Koyo Seiko filed a cross motion for partial summary judgment seeking a permanent injunction and other relief. On July 30, 2003, the court issued an order, which permanently enjoined TRW and its subsidiaries and affiliates from: (i) selling or transferring all or any part of its partnership interest in TKS to Blackstone; (ii) assigning all or part of its rights under the TKS Partnership Agreement to Blackstone; and (iii) delegating all or part of its obligations under the TKS Partnership Agreement to Blackstone. On September 30, 2003, Northrop sold its 51% interest in TKS to Koyo Seiko, and an agreement was executed pursuant to which the litigation was settled.

3.    Basis of presentation and transactions with TRW

The combined financial statements of the Company include the assets, liabilities, sales and expenses of TRW's automotive business based upon TRW's historical amounts. Parent Company Investment represents TRW's and Northrop's cumulative historical investment in the Company including intercompany accounts. The combined financial statements of the Company do not reflect the push down of purchase accounting resulting from the Merger due to the temporary nature of Northrop's ownership of TRW's automotive business. Prior to the Merger on December 11, 2002, Northrop entered into the Master Purchase Agreement on November 18, 2002 with affiliates of Blackstone to sell the automotive business as discussed in Note 1. The extensive representations, warranties and restrictions on Northrop's conduct prior to closing of the Acquisition in the Master Purchase Agreement severely limited any actions that could have been taken by Northrop during its brief and temporary ownership of TRW's automotive business.

The Combined Statements of Operations include expenses recorded by the Company or directly charged to the Company by TRW. In addition, the statements include an allocation of TRW's general and

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

3.    Basis of presentation and transactions with TRW (continued)

administrative corporate expenses to reflect the services provided to the Company or benefits received by the Company. These services primarily consisted of general corporate management and governance, finance and accounting, treasury and risk management, human resources and benefits administration, legal, management information services and other shared support services. The Northrop allocation was $8 million for the two months ended February 28, 2003, and the TRW allocation was $81 million for 2002, $81 million for 2001 and $90 million for 2000. These allocations were reported in administrative and selling expenses in the Combined Statements of Operations. These allocations were computed using TRW's and Northrop's internal allocation methodologies, which were based upon an established percentage applied to the cost of operations (sales less earnings (losses) before taxes from continuing operations). Given that TRW and Northrop provided such support services for the benefit of their entire organizations, it would have been impractical to allocate such expenses in a more direct manner. Accordingly, management believes that this was a reasonable method for allocating such general and administrative corporate expenses for those periods. However, as the scales of operations and nature of the businesses of TRW and Northrop differed from that of the Company, these allocations are not necessarily representative of the operating expenses that would have been incurred had the Company operated on a stand-alone basis. For each of the years ended December 31, 2002, 2001 and 2000 and the two months ended February 28, 2003, management estimates that stand-alone general and administrative expenses would have been approximately $48 million (unaudited) and $8 million (unaudited), respectively.

Debt, other than debt allocated from TRW and Northrop, reported on the Combined Balance Sheets represents the historical third party obligations of the automotive legal entities. Debt allocated from TRW and Northrop is included on the Company's Combined Balance Sheets. This allocation reflects TRW's and Northrop's practice of incurring most of its indebtedness, including debt incurred to finance the acquisition of the Lucas Varity automotive business, at a parent company level.

Interest expense from the specific third party debt obligations attributed to the Company's operations is included in the Combined Statements of Operations. In addition, an estimate of the remaining interest expense of TRW and Northrop attributable to the debt allocated to the Company is also included in the Combined Statements of Operations. The allocation of debt and interest was based on a ratio of the Company's net assets to TRW's and Northrop's net assets plus non-automotive debt. Management believes that this was a reasonable method of allocating debt and interest to the Company. However, this allocation is not necessarily indicative of the total amount of debt and interest that would have been incurred by the Company as a stand-alone entity.

The Company, primarily for the United States operations, participated in TRW's and Northrop's centralized cash management system. Under this system, cash receipts were transferred to TRW and Northrop to fund cash disbursements and other general corporate obligations. As such, the amount of cash and cash equivalents does not represent the amount required or generated by the Company. The balance of cash and cash equivalents on the Combined Balance Sheets primarily relates to cash and cash equivalents at foreign operations that did not participate in TRW's and Northrop's cash management program.

TRW and Northrop account for and pay all United States income taxes. The Company's taxable income (loss) related to its United States operations and foreign operations subject to a United States "check-the-box" election to be taxed in the United States was included in TRW's consolidated income tax returns and, relating to the two months ended February 28, 2003, shall be included in Northrop's consolidated income tax returns for the year ending December 31, 2003. The Combined Statements of Operations include an allocation to the Company of TRW's and Northrop's United States income taxes (credits) in amounts generally equivalent to the provisions that would have resulted had the Company filed separate income tax returns for the years presented. The Company has also been allocated United States deferred income taxes based on the estimated differences between the book and tax basis of its assets and liabilities.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

3.    Basis of presentation and transactions with TRW (continued)

Most of the Company's foreign operations account for and pay foreign income taxes related to their operations. For those operations that have not separately accounted for and paid income taxes related to their operations, the Combined Statements of Operations include an allocation of TRW's and Northrop's foreign income taxes in amounts generally equivalent to the provisions which would have resulted had those foreign operations filed separate income tax returns for the years presented. These operations have also been allocated foreign deferred income taxes based on the estimated differences between the book and tax basis of their assets and liabilities.

In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows have been presented. The financial information included may not necessarily reflect the results of operations, financial position, changes in stockholder's investment in the future or what they would have been if the Company had been a separate, stand-alone company for the periods presented.

4.    Summary of significant accounting policies

Principles of consolidation.    The combined financial statements include the accounts of the Company, which include all of TRW's automotive business and the wholly owned and majority-owned subsidiaries controlled by the Company. Investments in 20% to 50% owned affiliates were accounted for under the equity method. Investments other than those that are wholly owned and majority-owned were recorded in investments in affiliated companies.

Reclassifications.    Certain prior period amounts were reclassified to conform to the most recent period presented.

Use of estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, and reported amounts in the Combined Statements of Operations. Actual results could differ from those estimates.

Revenue recognition.    The Company recognized sales in accordance with accounting principles generally accepted in the United States, including the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", which requires that sales be recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collection of related billings is reasonably assured. The Company recorded sales upon shipment of product to customers and transfer of title under standard commercial terms (typically F.O.B. shipping point). In those limited instances where other terms are negotiated and agreed, the Company recorded revenue when title was transferred to the customer.

Cash and cash equivalents.    Cash and cash equivalents included all highly liquid investments purchased with maturity dates of three months or less.

Accounts receivable.    Receivables were stated at amounts estimated by management to be the net realizable value. The allowance was based on specific identification. The Company charged off accounts receivable when it became apparent based upon age or customer circumstances that such amounts would not be collected. The Company did not typically require collateral.

The Company participated in an accounts receivable securitization arrangement established by TRW with a financial institution and several financial conduits in 2001 and 2002. At December 31, 2001, the Company's retained interest in securitized receivables amounted to $162 million and was reported as interest in securitized receivables on the Combined Balance Sheet. The securitization arrangement was terminated in December 2002 (see Note 2 and Note 11).

Inventories.    Inventories were stated at the lower of cost or market. At December 31, 2002 and 2001, inventories valued using the last-in, first-out (LIFO) method were $47 million and $68 million,

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

4.    Summary of significant accounting policies (continued)

respectively. Inventories not valued by the LIFO method were principally on the first-in, first-out (FIFO) method. Had the cost of all inventories been determined by the FIFO method, inventories at December 31, 2002 and 2001 would have been greater by $11 million and $15 million, respectively.

Depreciation.    Depreciation was computed over the assets' estimated useful lives, using the straight-line method for the majority of the Company's depreciable assets, including capital leases. The remaining assets were depreciated using accelerated methods. The estimated useful lives of buildings, machinery and equipment, and computers and other office equipment were between 30 to 40 years, eight to 12 years and three to five years, respectively. Amortization of assets held under capital leases was included in depreciation expense. Depreciation expense was $79 million for the two months ended February 28, 2003 and $479 million, $455 million and $486 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Product tooling.    Product tooling is special purpose tooling that is limited to the manufacture of a specific part or parts of the same basic design. Product tooling includes dies, patterns, molds and jigs. Customer owned tooling for which reimbursement was contractually guaranteed by the customer or for which the Company had a non-cancelable right to use the tooling was classified within Other Assets on the Combined Balance Sheet. When approved for billing to the customer, such charges was reclassified into accounts receivable. Tooling owned by the Company was capitalized as property, plant and equipment, and amortized as cost of sales over its estimated economic life, not exceeding five years.

Goodwill and other intangible assets.    Effective January 1, 2002, goodwill is no longer amortized but is subject to impairment analysis annually or if an event occurs or circumstances indicate the carrying amount may be impaired (see Note 5). Goodwill impairment testing is performed at the reporting unit level (defined as an operating segment, as that term is used in Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") or one level below the operating segment, depending on whether certain criteria are met). The carrying value of assets, including goodwill, and liabilities are assigned to each reporting unit. The fair value of each reporting unit is then determined and compared to the carrying value. If carrying value exceeds fair value, then a possible impairment of goodwill exists and requires further evaluation.

Prior to January 1, 2002, goodwill acquired after 1970 was amortized by the straight-line method over 40 years. Goodwill acquired prior to 1971, $47 million, was not being amortized.

Other intangible assets included capitalized internal-use software, patents and licenses and other identifiable intangible assets acquired through acquisitions. Capitalized internal-use software was being amortized over periods not to exceed 10 years. Other identifiable intangible assets were being amortized primarily over five to 17 years.

Asset impairment.    The Company recorded asset impairment losses on long-lived and intangible assets when events and circumstances indicated that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets were less than their carrying amounts. If estimated future undiscounted cash flows were not sufficient to recover the carrying value of the assets, the assets were adjusted to their fair values. The Company determined fair value using appraisals or discounted cash flow calculations.

Cost basis equity affiliates.    The Company's investments in affiliated companies included equity securities, accounted for using the cost method, which were classified as available-for-sale. These securities were stated at estimated fair value based upon market quotes where available. Unrealized gains and losses, net of tax, were reported as a separate component of accumulated other comprehensive earnings (losses) in stockholder's investment until realized. A decline in the value of any investment below cost that was deemed other than temporary was charged to net earnings (losses).

Environmental costs.    The Company participated in environmental assessments and remediation efforts at operating facilities, previously owned or operated facilities, and Superfund or other waste sites.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

4.    Summary of significant accounting policies (continued)

Costs related to these locations were accrued when it was probable that a liability had been incurred and the amount of that liability could be reasonably estimated. Estimated costs were recorded at undiscounted amounts, based on experience and assessments, and were regularly evaluated as efforts proceeded.

Warranties.    The Company recorded product warranty liability based upon management estimates including such factors as the written agreement between the Company and the customer, the length of the warranty period, the historical performance of the product and likely changes in performance of newer products and the mix and volume of products sold. The liability was reviewed on a regular basis and adjusted to reflect actual experience.

The following table presents the movement in the product warranty liability for the year ended December 31, 2002 and the two months ended February 28, 2003:

(Dollars in millions)	Beginning balance	Current period accruals	Used for purposes intended	Change in estimates and translation	Ending balance
Year ended December 31, 2002	$61	$49	$(45)	$(22)	$43
Two months ended February 28, 2003	$43	$8	$(5)	$—	$46

Apart from product warranties, the Company also incurred recall costs when they or the customer decided to recall a product through a formal campaign soliciting the return of specific products due to a known or suspected safety concern.

Research and development.    Company-funded research and development programs include research and development for commercial products that were expensed as incurred.

Shipping and handling.    Shipping costs include payments to third-party shippers to move the product to the customer. Handling costs include costs from the point the product was removed from finished goods inventory to when provided to the shipper. Shipping and handling costs are expensed as incurred as costs of sales.

Pre-production costs.    The Company incurred pre-production engineering and research and development costs related to the products produced for its customers. The Company expensed all pre-production costs for which the customer did not contractually guarantee reimbursement.

Financial instruments.    The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. SFAS 133 requires companies to recognize all derivative instruments as either assets or liabilities at fair value. The transition adjustment recorded as a result of the adoption did not have a material impact on the Company's financial position, results of operations or cash flows.

Under SFAS 133, the gain or loss on derivative instruments that have been designated and qualify as hedges of the exposure to changes in the fair value of an asset or a liability, as well as the offsetting gain or loss on the hedged item, are recognized in net earnings (losses) during the period of the change in fair values. For derivative instruments that have been designated and qualify as hedges of the exposure to variability in expected future cash flows, the gain or loss on the derivative is initially reported as a component of other comprehensive earnings (losses) and reclassified to the Combined Statement of Operations when the hedged transaction affects net earnings. Any gain or loss on the derivative in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in net earnings (losses) during the period of change. For derivative instruments that are a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive earnings (losses) as part of foreign currency exchange loss. Derivatives not designated as hedges are adjusted to fair value through net earnings (losses).

Prior to the adoption of SFAS 133, changes in market value of contracts that hedged firm foreign currency commitments and intercompany transactions were generally included in the basis of the

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

4.    Summary of significant accounting policies (continued)

transactions and changes in the market value of the contracts that hedged anticipated transactions were generally recognized in net earnings (losses).

Stock-based compensation.    At December 31, 2002 and February 28, 2003, certain employees of the Company held stock options under employee compensation plans that are described more fully in Note 19. The recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations were applied in accounting for those plans. No stock-based employee compensation expense had been reflected in net earnings (losses) as all options granted under those plans had exercise prices equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings (losses) if the Company had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation:

	Years Ended December 31,
(Dollars in millions)	2000	2001	2002
Net earnings (losses), as reported	$97	$(25)	$164
Add: stock-based compensation, as reported	—	—	—
Deduct: stock-based compensation under SFAS 123 fair value method, net of related tax effects	(4)	(6)	(9)
Adjusted net earnings (losses), fair value method	$93	$(31)	$155

Recent accounting pronouncements.    In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the fair value of a liability for asset retirement obligations to be recorded in the period in which it is incurred. The statement applies to a company's legal or contractual obligation associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development or through the normal operation of a long-lived asset. The statement was effective for the Company beginning January 1, 2003, and its adoption did not have a material effect on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145")." SFAS 145 requires gains and losses on extinguishments of debt to be reclassified as income or loss from continuing operations rather than as extraordinary items as previously required by SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS 145 also amends SFAS No. 13, "Accounting for Leases" ("SFAS 13") requiring certain modifications to capital leases to be treated as sale-leaseback transactions and to subleases when the original lessee remains a secondary obligor, or guarantor.

The provisions of SFAS 145 related to the rescission of SFAS 4 were effective for the Company on January 1, 2003. The extraordinary gain recorded for the extinguishment of debt in the first quarter of 2002 was reclassified into earnings (losses) from continuing operations on January 1, 2003. The remaining provisions of SFAS 145 were effective for transactions and reporting subsequent to May 15, 2002 and were adopted by the Company as of that date. The adoption of these provisions did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146")." SFAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred rather than when an entity commits to an exit plan. SFAS 146 also provides that the liability be initially measured at fair value. The statement was effective for the Company beginning January 1, 2003, and its adoption did not have a material impact on its financial position, results of operation or cash flows.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

4.    Summary of significant accounting policies (continued)

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which expands the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on its financial position, results of operation or cash flows.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the variable interest entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to older variable interest entities in the first fiscal year or interim period ending after December 15, 2003. Certain disclosure requirements applied to all financial statements initially issued after January 31, 2003. The adoption of FIN 46 did not have a material impact on the Company's financial position, results of operations or cash flows.

5.    Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 sets forth the accounting for goodwill and intangible assets already recorded. Commencing January 1, 2002, goodwill is no longer being amortized, but is subject to annual impairment analysis. Goodwill impairment testing is required to be performed at the reporting unit level (defined as an operating segment, as that term is used in SFAS 131, or one level below the operating segment, depending on whether certain criteria are met). The carrying value of assets, including goodwill, and liabilities are assigned to each reporting unit. The fair value of each reporting unit is then determined and compared to the carrying value. If carrying value exceeds fair value, then a possible impairment of goodwill exists and requires further evaluation.

Goodwill was tested for impairment as of January 1, 2002 and February 28, 2003 by comparing the fair values of the Company's three reporting units to their carrying values. As of January 1, 2002, the Company determined estimated fair values of its reporting units based on the present value of the estimated future cash flows using a 9% discount rate and concluded there was no impairment of goodwill. For purposes of impairment testing as of February 28, 2003 the Company referenced the value ascribed to the business in the Acquisition (see Notes 1 and 2). With the adoption of SFAS 142, the Company reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments, which resulted in no adjustments being made. In accordance with the provisions of the statement, amounts in 2001 were not restated upon adoption of the standard.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

5.    Goodwill and other intangible assets (Continued)

The following table reflects the reconciliation of reported earnings (losses) from continuing operations to adjusted net earnings for the exclusion of goodwill amortization.

	Years Ended December 31,			Two Months Ended February 28, 2003
(Dollars in millions)	2000	2001	2002
Reported earnings (losses) from continuing operations	$94	$(36)	$164	$31
Add back: Goodwill amortization, net of tax	47	53	—	—
Adjusted earnings from continuing operations	141	17	164	31
Discontinued operations (net of taxes)	3	11	—	—
Adjusted net earnings	$144	$28	$164	$31

6.    Discontinued operations

In 2000, the Company disposed of a substantial portion of the Lucas Diesel Systems and the Lucas Varity wiring businesses. In 2001, the Company completed the disposition of the remaining Lucas Diesel Systems businesses. The combined financial statements reflect as discontinued operations for all periods presented these businesses' operating results. The tax expense included in discontinued operations on the Combined Statements of Operations for 2001 and 2000 was $4 million and $2 million, respectively. Net proceeds totaled $29 million in 2001 and $853 million in 2000. Sales of the discontinued operations were $20 million and $74 million in 2001 and 2000, respectively. Interest has not been allocated to discontinued operations. In 2001, the Company recorded a $10 million gain on the sale of discontinued operations, which is included in the net results of discontinued operations. No gain or loss resulted from the divestiture of these businesses in 2000.

7.    Restructuring

The Company has initiated several restructuring actions including reorganizing and downsizing its operations. For the two months ended February 28, 2003, the Company recorded charges of $3 million for severance and costs related to the consolidation of certain facilities, while payments made during the period totaled $13 million. In 2002, charges of $59 million before tax, of which $32 million was non-cash, were recorded for actions that resulted in the closing of three plants and expected employee reductions of approximately 1,100. Approximately 800 employees were terminated as a result of these actions as of December 31, 2002. In 2001, charges of $213 million before tax were recorded for actions that included the consolidation of its businesses. These actions are expected to result in a reduction of approximately 6,100 employees, of which approximately 6,000 were terminated by these actions as of December 31, 2002. In 2000, charges of $85 million were recorded for actions that resulted in employee reductions of approximately 3,700, the closing of two plants and the reorganization and downsizing of the Company's aftermarket business. In 2002, 2001 and 2000, cash payments of $142 million, $116 million and $73 million, respectively, were made for severance and costs related to the consolidation of certain facilities. Of the $61 million restructuring reserve at December 31, 2002, approximately $43 million is expected to be paid in 2003. An additional $18 million relates to involuntary employee termination arrangements outside the United States to be paid over the next several years in accordance with local law.

In 1999 and 2000, the Company initiated restructuring actions to dispose of several non-strategic or inefficient facilities, discontinue production of low-margin products and relocate certain facilities related to the integration of the Lucas Varity automotive businesses. The Company recorded approximately $45 million of restructuring costs, primarily severance, as part of the purchase price allocation. In 2002, 2001, 2000 and 1999, $1 million, $15 million, $15 million and $14 million, respectively, were used primarily for severance payments.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

7.    Restructuring (Continued)

The following table illustrates the movement of the restructuring reserves:

(Dollars in millions)	Beginning balance	Provision		Lucas Varity purchase price allocation	Used for purposes intended	Ending balance
		Administrative and selling	Cost of Sales
Year ended December 31, 2000	$48	$42	$43	$18	$(88)	$63
Year ended December 31, 2001	$63	$87	$126	$—	$(131)	$145
Year ended December 31, 2002	$145	$17	$42	$—	$(143)	$61
Two months ended February 28, 2003	$61	$1	$2	$—	$(13)	$51

8.    Asset Impairments

In 2002, Occupant Safety Systems and Automotive Components segments recorded asset impairment charges of $11 million and $6 million, respectively. Of these charges, $10 million related to the write-down of the investment in two affiliates to fair market value. The remaining $7 million related primarily to the write-down of property, plant and equipment to fair value. Of these charges, $9 million is recorded in other income-net, $7 million in cost of sales and $1 million in amortization of intangible assets.

In 2001, Chassis Systems, Occupant Safety Systems and Automotive Components segments recorded asset impairment charges totaling $28 million, $10 million and $12 million, respectively. These charges, primarily related to the write-down of property, plant and equipment, were recorded as $38 million in cost of sales, $11 million in other income-net and $1 million in amortization of intangible assets. Of these charges, $49 million was a result of the reduction of volume, consolidation of production and outsourcing at certain facilities.

In 2000, as the result of a plan to consolidate operations of its Mesa air bag manufacturing facilities in the Occupant Safety Systems segment, the Company recorded an asset impairment charge of approximately $52 million in cost of sales. The Company completed the consolidation plan during the first half of 2002. Property, plant and equipment were written down to fair value on the basis of discounted estimated future cash flows and future salvage value. Also in 2000, the Automotive Components segment recorded an asset impairment charge of $15 million in cost of sales as a result of a reduction of volume at one site that allowed us to consolidate production. Assets were written down to fair value based upon current market values of the assets.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

9.    Other (income) expense — net

	Years Ended December 31,			Two Months Ended February 28, 2003
(Dollars in millions)	2000	2001	2002
Minority interests	$29	$20	$21	$4
Net gain on sales of assets	(22)	(18)	(12)	—
Asset impairments	—	11	9	1
Pending and threatened litigation	25	29	—	—
Earnings of affiliates	(7)	(9)	(6)	(1)
Foreign currency exchange	(4)	1	7	4
Unrealized losses on foreign currency hedges associated with the Lucas Varity acquisition	9	—	—	—
Miscellaneous other income	(30)	(36)	(25)	(4)
	$—	$(2)	$(6)	$4

10.    Operating segments

The Company is a U.S.-based international business providing advanced technology products and services for the automotive markets. The Company reports in three operating segments: Chassis Systems, Occupant Safety Systems and Automotive Components (formerly referred to as Other Automotive). The reporting of the automotive business as three segments is consistent with the manner in which the Company is managed and by which resources are allocated by the chief operating decision maker.

The principal customers for the Company's automotive products are the North and South American, European and Asian vehicle manufacturers and independent distributors.

The Company designs, manufactures and sells a broad range of steering, suspension and braking products, seat belts, airbags, steering wheels, safety electronics, engine valves, engineered fastening body control systems and other components and systems for passenger cars, light trucks and commercial vehicles. A description of the products and services provided by each of the operating segments follows.

Chassis Systems — active safety systems and other systems and components in the areas of foundation brakes, ABS and other brake control and steering gears and systems;

Occupant Safety Systems — passive safety systems and components in the areas of airbags, seat belts and crash sensors and other safety and security electronics; and

Automotive Components — engine valves, engineered fasteners and plastic components and body controls. Stud welding systems and several sensors and components businesses were divested during 2000.

The accounting policies of the operating segments were the same as those described in the "Summary of Significant Accounting Policies" note to combined financial statements (Note 4). The Company evaluated operating performance based on segment profit before taxes and segment assets.

The following income and expense items are not included in segment profit before taxes:

•	Corporate expense and other, which primarily represents costs associated with corporate staff and related expenses, including certain litigation. Corporate expense includes an allocation of TRW's cost to reflect the services provided to the Company or benefits received by the Company.
•	Financing cost, which represents debt-related interest, including interest allocated from TRW, and the loss on the sale of receivables.
•	Net employee benefits income, which includes pension income related to retirees and terminated vested individuals acquired as part of the Lucas Varity acquisition, net of interest related to other post-retirement employee benefits.
•	Amortization of goodwill.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

10.    Operating segments (continued)

Segment assets are shown net of segment current operating liabilities other than taxes. In addition, segment assets exclude prepaid pension cost for corporate and divested operations, goodwill, unrealized gains or losses on securities of affiliate investments accounted for using the cost method, deferred income tax assets and corporate assets.

Financial data for the operating segments for each of the three years ended December 31, 2000, 2001 and 2002 and the two months ended February 28, 2003 are as follows:

(Dollars in millions)	Chassis Systems	Occupant Safety Systems	Automotive Components	Total
Year ended December 31, 2000
Sales to external customers	$5,970	$3,182	$1,768	$10,920
Intersegment sales	24	18	45	87
Segment profit before taxes	371	134	156	661
Unusual items — income (expense) included in segment profit before taxes	(101)	(105)	(7)	(213)
Segment assets	1,970	910	755	3,635
Depreciation and amortization	240	163	82	485
Capital expenditures including other intangibles	305	113	63	481
Year ended December 31, 2001
Sales to external customers	$5,617	$2,997	$1,477	$10,091
Intersegment sales	23	3	34	60
Segment profit before taxes	228	110	40	378
Unusual items — income (expense) included in segment profit before taxes	(110)	(57)	(84)	(251)
Segment assets	1,876	682	534	3,092
Depreciation and amortization	234	150	70	454
Capital expenditures including other intangibles	280	120	60	460
Year ended December 31, 2002
Sales to external customers	$6,078	$3,143	$1,409	$10,630
Intersegment sales	2	4	42	48
Segment profit before taxes	256	224	148	628
Unusual items — income (expense) included in segment profit before taxes	(26)	(47)	2	(71)
Segment assets	1,993	625	595	3,213
Depreciation and amortization	261	154	66	481
Capital expenditures including other intangibles	269	95	57	421
Two months ended February 28, 2003
Sales to external customers	$1,110	$555	$251	$1,916
Intersegment sales	—	—	—	—
Segment profit before taxes	46	53	26	125
Unusual items — income (expense) included in segment profit before taxes	(2)	(1)	—	(3)
Depreciation and amortization	47	22	10	79
Capital expenditures including other intangibles	30	27	9	66

The Company accounts for intersegment sales or transfers at current market prices.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

10.    Operating segments (continued)

Sales to the Company's four largest customers were as follows:

	Ford Motor Company	DaimlerChrysler AG	General Motors Corporation	Volkswagen AG	Aggregate Percent of Total Sales
Year ended December 31, 2000	$2,073	$1,540	$1,332	$1,264	57%
Year ended December 31, 2001	1,865	1,678	1,325	1,335	61%
Year ended December 31, 2002	2,123	1,939	1,487	1,397	65%
Two months ended February 28, 2003	347	312	247	252	60%

The Company uses various manufactured components and raw materials in its manufacturing processes, which are available from numerous sources.

Reconciliations of the items reported for the operating segments to the applicable amounts reported in the combined financial statements as of and for each of the years ended December 31, 2000, 2001 and 2002 and the two months ended February 28, 2003 are as follows:

	Years Ended December 31,			Two Months Ended February 28, 2003
(Dollars in millions)	2000	2001	2002
Segment profit before taxes	$661	$378	$628	$125
Corporate expense and other	(189)	(183)	(186)	(44)
Financing cost	(388)	(369)	(319)	(47)
Net employee benefits income	170	171	179	16
Goodwill amortization	(58)	(63)	—	—
Earnings (losses) from continuing operations before income taxes	$196	$(66)	$302	$50

	December 31,
(Dollars in millions)	2001	2002
Segment assets	$3,092	$3,213
Segment current operating liabilities	2,098	2,190
Current deferred income taxes	194	144
Prepaid pension cost	2,377	2,593
Goodwill	2,357	2,411
All other	169	397
Total assets	$10,287	$10,948

Information concerning principal geographic areas was as follows:

(Dollars in millions)	United States	Germany	United Kingdom	All Other	Total
Sales to external customers
Year ended December 31, 2000	$4,947	$1,773	$844	$3,356	$10,920
Year ended December 31, 2001	4,344	1,723	729	3,295	10,091
Year ended December 31, 2002	4,454	1,666	604	3,906	10,630
Two months ended February 28, 2003	743	334	115	724	1,916
Property, plant and equipment-net
At December 31, 2000	1,090	454	301	869	2,714
At December 31, 2001	998	413	303	861	2,575
At December 31, 2002	858	524	285	891	2,558

Sales are attributable to geographic areas based on the location of the assets generating the sales. Inter-area sales are not significant to the total sales of any geographic area.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

11.    Accounts receivable securitization

In November 2001, TRW entered into a $350 million accounts receivable securitization agreement with a financial institution and several financial conduits. TRW established a wholly-owned, fully-consolidated, bankruptcy-remote, special purpose subsidiary, TRW Receivables Inc., which was included in the combined financial statements of the Company, for the purpose of purchasing accounts receivable of TRW and the Company, including receivables purchased by TRW from certain of its and the Company's subsidiaries, and selling an undivided interest in the receivables to the financial conduits. The agreement provided that collections of receivables were to be reinvested in new accounts receivable. In accordance with the agreement, TRW serviced and collected the receivables on behalf of the financial conduits. The conduits and the special purpose subsidiary had no recourse to other assets of the Company or of TRW for failure of debtors to pay when due.

The securitization transactions were accounted for as a sale of the receivables under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"), and were removed from the Combined Balance Sheet. The proceeds received were included in cash flows from operating activities in the Combined Statements of Cash Flows. Financing expenses paid to the conduits were recorded as losses on sales of receivables in the Combined Statements of Operations. At December 31, 2001 receivables aggregating $489 million had been sold to the special purpose subsidiary including $64 million which had been purchased from TRW businesses other than the Company. The undivided interest at December 31, 2001 in the receivables portfolio transferred to the financial conduits amounted to $327 million. The book value of the Company's retained interest in the receivables of $162 million at December 31, 2001 approximated fair market value due to the current nature of the receivables.

Net cash flows paid to the special purpose subsidiary for the year ended December 31, 2002 were $327 million. The accounts receivable securitization agreement was terminated in December 2002.

See Note 2 for a discussion of the accounts receivable securitization program initiated in connection with the Acquisition.

12.    Financial instruments

Fair values of financial instruments — at December 31

	2001		2002
(Dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$118	$118	$188	$188
Short-term debt	177	177	327	327
Floating rate long-term debt	26	26	3	3
Fixed rate long-term debt	289	276	316	234
Foreign currency forward contracts — (liability) asset	(6)	(6)	6	6

The fair value of long-term debt was determined from quoted market prices for publicly traded debt and was estimated using a discounted cash flow analysis based on the Company's then-current borrowing rates for similar types of borrowing arrangements for long-term debt without a quoted market price. The fair value of foreign currency forward contracts were estimated using a discounted cash flow analysis based on quoted market prices of offsetting contracts.

Foreign currency forward contracts.    The Company manufactures and sells its products in countries throughout the world. As a result, it is exposed to fluctuations in foreign currency exchange rates. The Company enters into forward contracts and, to a lesser extent, purchases currency options to hedge portions of its foreign currency denominated forecasted revenues, purchases and the subsequent cash flows after maximizing natural offsets within the consolidated group. The critical terms of the hedges are the same as the underlying forecasted transactions, and the hedges are considered to be effective to offset

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

12.    Financial instruments (continued)

the changes in fair value of cash flows from the hedged transactions. Gains or losses on these instruments, which mature at various dates through December 2003, are generally recorded in other comprehensive earnings (losses) until the underlying transaction is recognized in net earnings. The earnings impact is reported in either sales, cost of sales, or other income-net, to match the underlying transaction.

The amount of gains and losses reclassified into net earnings in 2002 as a result of the discontinuation of cash flow hedges was immaterial.

In addition, the Company enters into certain foreign currency forward contracts that are not treated as hedges under SFAS 133 to hedge recognized foreign currency transactions. Gains and losses on these contracts are recorded in net earnings and are substantially offset by the earnings effect of the revaluation of the underlying foreign currency denominated transaction.

Foreign exchange contracts were placed either through TRW, or directly with a number of major financial institutions to minimize credit risk. No collateral was held in relation to the contracts, and the Company anticipated that these financial institutions would satisfy their obligations under the contracts.

The following table represents the movement of amounts reported in other comprehensive earnings (losses) from deferred cash flow hedges, net of tax:

(Dollars in millions)	2002
Balance at December 31, 2001	$1
Amounts reclassified to net earnings (losses) during the year	(1)
Other comprehensive earnings (losses)	$—

There were no fair value hedges outstanding at December 31, 2002 and February 28, 2003.

13.    Income taxes

	Years Ended December 31,			Two Months Ended February 28, 2003
(Dollars in millions)	2000	2001	2002
Earnings (losses) from continuing operations before income taxes
U.S.	$(161)	$(447)	$(120)	$(1)
Non-U.S.	357	381	422	51
	$196	$(66)	$302	$50

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

13.    Income taxes (continued)

	Years Ended December 31,			Two Months Ended February 28, 2003
(Dollars in millions)	2000	2001	2002
Provision for (benefit from) income taxes from continuing operations
Current
U.S. federal	$(44)	$(118)	$(214)	$1
Non-U.S.	43	56	81	19
U.S. state and local	(22)	(7)	1	5
	(23)	(69)	(132)	25
Deferred
U.S. federal	56	17	259	(3)
Non-U.S.	44	23	10	(3)
U.S. state and local	25	(1)	1	—
	125	39	270	(6)
	$102	$(30)	$138	$19
Effective income tax rate from continuing operations
U.S. statutory income tax rate	35.0%	(35.0)%	35.0%	35.0%
Nondeductible expenses	4.5	2.9	1.4	—
U.S. state and local income taxes net of U.S. federal tax benefit	0.9	(7.7)	0.1	6.4
Non-U.S. tax rate variances net of foreign tax credits	13.0	51.6	10.5	1.1
Non-U.S. government grants	(4.3)	(14.3)	(3.8)	(6.5)
Prior years' adjustments	1.5	0.6	(2.1)	—
Foreign tax refund	—	(19.7)	—	—
Reversal of purchase accounting reserves for non-deductible expenses	—	(28.7)	—	—
Other	1.3	4.4	4.8	1.0
	51.9%	(45.9)%	45.9%	37.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2002 and 2001, the Company had unused tax benefits attributable to its operations of $57 million and $82 million, respectively, primarily related to non-U.S. net operating loss carryforwards for income tax purposes, of which $26 million and $57 million, respectively, can be carried forward indefinitely and the balance expires at various dates through 2012. A valuation allowance at December 31, 2002 and 2001, of $57 million and $75 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of these loss carryforwards.

It was TRW's and Northrop's intention to reinvest undistributed earnings of certain foreign subsidiaries, thereby indefinitely postponing their remittance. Accordingly, deferred income taxes were not provided for accumulated undistributed earnings (approximately $1,118 million at December 31, 2002). It was not practicable to estimate the additional income taxes and applicable withholding that would be payable on the remittance of such undistributed earnings.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

13.    Income taxes (continued)

The components of deferred income tax assets and liabilities are shown below:

	Deferred tax assets		Deferred tax liabilities
	December 31,		December 31,
(Dollars in millions)	2001	2002	2001	2002
Pensions and post-retirement benefits other than pensions	$360	$622	$972	$1,308
State and local taxes	10	8	—	—
Inventory	19	22	—	—
Reserves and accruals	188	139	—	—
Depreciation and amortization	—	—	85	146
U.S. net operating loss and credit carryforwards	1	—	—	—
Non-U.S. net operating loss carryforwards	81	57	—	—
Available-for-sale equity securities	1	—	—	—
Foreign currency exchange	96	—	—	14
Other	35	123	—	33
	791	971	1,057	1,501
Valuation allowance for deferred tax assets	(75)	(57)	—	—
	$716	$914	$1,057	$1,501

14.    Pension plans

During the periods presented, substantially all Company-designated employees participated in TRW's defined benefit plans. The financial statements of the Company reflect the pension assets and liabilities related to the active and retired Company-designated employees in the Company's plans or in TRW's plans.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2002, and a statement of the funded status as of December 31, 2002 and 2001:

	2001		2002
(Dollars in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligations:
Benefit obligations at January 1	$770	$3,628	$823	$3,554
Service cost	26	37	25	54
Interest cost	59	207	60	226
Amendments	—	2	—	—
Actuarial loss	44	32	90	369
Foreign currency exchange rate changes	—	(109)	—	353
Special termination benefits	—	—	9	—
Curtailment.	—	—	1	—
Acquisitions	1	—	—	—
Stand-alone allocation adjustment.	—	—	(6)	—
Benefits paid.	(77)	(243)	(86)	(255)
Benefit obligations at December 31	823	3,554	916	4,301

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

14.    Pension plans (continued)

	2001		2002
(Dollars in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in plan assets:
Fair value of plan assets at January 1	830	5,224	736	4,512
Actual return on plan assets	(21)	(359)	(36)	(648)
Foreign currency exchange rate changes	—	(138)	—	420
Stand-alone allocation adjustment ..	—	—	40	96
Company contributions.	4	23	5	20
Plan participant contributions	—	5	—	5
Benefits paid.	(77)	(243)	(86)	(255)
Fair value of plan assets at December 31	736	4,512	659	4,150
Funded status of the plan	(87)	958	(257)	(151)
Unrecognized actuarial loss.	150	1,583	308	2,945
Unrecognized prior service cost.	3	16	—	13
Unrecognized net transition asset.	(1)	(5)	—	(4)
Total recognized.	$65	$2,552	$51	$2,803

The following table provides the amounts recognized in the Combined Balance Sheets as of December 31, 2001 and 2002:

	2001		2002
(Dollars in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Prepaid benefit cost	$6	$2,772	$20	$3,028
Accrued benefit liability	(13)	(220)	(24)	(228)
Additional minimum liability	(21)	(13)	(160)	(45)
Intangible asset and other	2	4	1	4
Accumulated other comprehensive loss	91	9	214	44
Total recognized	$65	$2,552	$51	$2,803

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the United States pension plans for Company-designated employees and retirees with accumulated benefit obligations in excess of plan assets were $868 million, $775 million and $604 million, respectively, as of December 31, 2002, and $672 million, $605 million and $546 million, respectively, as of December 31, 2001.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the non-United States pension plans for Company-designated employees and retirees with accumulated benefit obligations in excess of plan assets were $446 million, $407 million and $139 million, respectively, as of December 31, 2002, and $263 million, $239 million and $27 million, respectively, as of December 31, 2001.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

14.    Pension plans (continued)

The following table provides the components of net pension (income) cost from continuing operations for the plans for years ended December 31, 2000, 2001 and 2002 and the two months ended February 28, 2003:

	Years ended December 31,						Two Months Ended February 28, 2003
	2000		2001		2002
(Dollars in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Defined benefit plans
Service cost-benefits earned during the year	$23	$46	$26	$37	$25	$54	$5	$7
Interest cost on projected benefit obligations	55	211	59	207	60	226	10	37
Expected return on plan assets	(75)	(466)	(80)	(461)	(81)	(521)	(13)	(80)
Miscellaneous expense (income)	—	—	(1)	—	5	—	—	—
Amortization of recognized loss	(3)	—	(2)	—	—	6	1	10
Amortization of prior service cost	3	2	4	3	2	3	—	—
Amortization of transition asset	—	(1)	—	(1)	—	(1)	—	—
Defined benefit plans	3	(208)	6	(215)	11	(233)	3	(26)
Defined contribution plans	5	1	1	1	1	1	3	1
Employee stock ownership and savings plan	11	—	15	—	15	—	—	—
Total pension (income) cost	$19	$(207)	$22	$(214)	$27	$(232)	$6	$(25)

The assumptions used in the measurement of the benefit obligations for the active and retired Company-designated employees at December 31 are shown in the following table:

	2001		2002
	U.S.	Non-U.S.	U.S.	Non-U.S.

Discount rate	7.25%	3.00–6.50%	6.50%	3.00–6.50%
Rate of increase in compensation levels	4.10%	2.00–4.00%	4.00%	2.00–4.00%

The expected long-term rate of return on plan assets for United States plans was 9.0%, 9.0% and 9.5% for the two months ended February 28, 2003 and the years ended December 31, 2001 and 2002, respectively. For non-United States plans the expected long-term rate of return ranged from 4.0% to 8.75% for the two months ended February 28, 2003 and the years ended December 31, 2001 and 2002.

TRW sponsors a contributory stock ownership and savings plan for which a majority of Company-designated United States employees are eligible and under which TRW matches employee contributions up to three percent of the participant's qualified compensation. TRW contributions are held in an unleveraged employee stock ownership plan. The Company also sponsors other defined contribution pension plans covering Company-designated employees at some of its operations.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

15.    Post-retirement benefits other than pensions

During the periods presented, TRW provided health care and life insurance benefits for a majority of Company-designated retired employees in the United States and Canada. The health care plans provide for cost sharing, in the form of employee contributions, deductibles and coinsurance, between TRW and its retirees. Approximately 70% of the active plan participants in the Company's post-retirement health care plans are subject to provisions which limit the annual increase in the Company's contribution toward the plan's cost to a maximum of the lesser of 50 percent of medical inflation or four percent, which should limit the long-term growth of plan liabilities. However, approximately 80% of inactive plan participants are covered by benefits with no inflationary cap and, therefore, constitute a substantial majority of existing post-retirement health care benefit liabilities. Life insurance benefits are generally noncontributory. TRW's policy is to fund the cost of post-retirement health care and life insurance benefits in amounts determined at the discretion of management. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2002, and a statement of the funded status as of December 31, 2001 and 2002 for the active and retired Company-designated employees:

(Dollars in millions)	2001	2002
Benefit obligations at January 1	$797	$850
Service cost	10	10
Interest cost	56	59
Actuarial loss	49	114
Divestitures	(8)	—
Foreign currency exchange rate changes	(5)	3
Plan participant contributions	6	4
Benefits paid	(55)	(62)
Benefit obligations at December 31	850	978
Fair value of plan assets at January 1	—	—
Company contributions	49	58
Plan participant contributions	6	4
Benefits paid	(55)	(62)
Fair value of plan assets at December 31	—	—
Funded status of the plan	(850)	(978)
Unrecognized actuarial loss	55	172
Unrecognized prior service cost	(3)	(3)
Total accrued benefit cost recognized	$(798)	$(809)

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

15.    Post-retirement benefits other than pensions (continued)

The following table provides the components of net post-retirement benefit cost for the plans for years ended December 31, 2000, 2001 and 2002 and the two months ended February 28, 2003:

	Years ended December 31,			Two Months Ended February 28, 2003
(Dollars in millions)	2000	2001	2002
Service cost	$10	$10	$10	$2
Interest cost	54	56	59	10
Amortization of recognized income	(1)	—	—	1
Curtailment gain	(4)	—	—	—
Net post-retirement benefit cost	$59	$66	$69	$13

The discount rates used in determining the accumulated post-retirement benefit obligations as of December 31, 2002 and 2001 were 5.5% to 6.5% and 5.75% to 7.25%, respectively. The annual rate of increase in the per capita cost of covered health care benefits for the two months ended February 28, 2003 and the year ended December 31, 2002 was assumed to range from 5.25% to 10.00%. The rate was assumed to decrease gradually to a range of 2.25% to 5.25% in the year 2010 and remain at that level, thereafter.

A one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

	One percentage point
(Dollars in millions)	Increase	Decrease
Effect on total of service and interest cost components	$8	$(7)
Effect on post-retirement benefit obligations	90	(76)

16.    Debt and credit agreements

	December 31,
(Dollars in millions)	2001	2002
Short-term debt
Non-U.S. borrowings	$177	$327
Long-term debt
7.25% Series A Revenue Bonds due 2004	$6	$6
10.875% Lucas Industries plc debentures due 2020	260	265
Capitalized leases	28	32
Other borrowings	21	16
Total long-term debt	315	319
Less current portion	18	17
	$297	$302
Debt allocated from TRW	$4,105	$3,279

The Company has borrowings under uncommitted credit agreements in many of the countries in which it operates. These borrowings are primarily in the local foreign currency of the country or region where the Company's operations are located. The borrowings are from various domestic and international

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

16.    Debt and credit agreements (continued)

banks at quoted market interest rates. Some of these borrowings are supported by guarantees from TRW. The weighted-average interest rate on short-term borrowings outstanding at December 31, 2002 and 2001 was 4.9% and 6.3%, respectively.

Capital lease arrangements were provided by several financial institutions, primarily in the United Kingdom and Germany, at rates ranging from 3.0% to 7.5% and expire at various dates through 2015. Other borrowings bear interest at rates ranging from 2.5% to 8.0% and mature at various dates through 2012.

The weighted-average interest rate on debt allocated from TRW and Northrop at December 31, 2002 and 2001 was 8.6% and 8.3%, respectively. Interest expense allocated from TRW and Northrop was $281 million, $323 million and $331 million for the years ended December 31, 2002, 2001 and 2000, respectively, and $48 million for the two months ended February 28, 2003.

The maturities of long-term debt outstanding as of December 31, 2002 were: 2003-$17 million; 2004-$18 million; 2005-$9 million; 2006-$5 million; 2007-$3 million; and $267 million thereafter.

Compensating balance arrangements and fees were not material.

See Note 2 for a discussion of debt and credit agreements of TRW Automotive following the Acquisition and Note 3 for a discussion of debt allocated from TRW and Northrop. Under the Master Purchase Agreement, as amended, Holdings was required to use its reasonable best efforts to cause itself or its affiliate to be substituted for TRW in automotive related guarantees provided by TRW and Northrop prior to February 28, 2003 and to indemnify and hold TRW and Northrop harmless from and against any losses resulting from any payment following February 28, 2003 by TRW and Northrop or any of their subsidiaries under such guarantees.

17.    Lease commitments

The Company leased certain offices, manufacturing and research buildings, machinery, automobiles and computer and other equipment. Such leases, some of which were noncancelable and in many cases included renewals, were set to expire at various dates. The Company paid most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $91 million, $82 million and $86 million for the years ended December 31, 2000, 2001 and 2002, respectively, and $16 million for the two months ended February 28, 2003.

At December 31, 2002, the future minimum lease payments for noncancelable operating leases totaled $204 million and were due as follows: 2003-$53 million; 2004-$42 million; 2005-$33 million; 2006-$26 million; 2007-$19 million; and $31 million thereafter.

18.    Capital stock

The Company was incorporated by TRW in Delaware on June 3, 2002 with a capitalization of 500 million shares of $0.001 par value common stock authorized and one share of common stock outstanding. In addition, 50 million shares of undesignated preferred stock, par value $0.001 per share, were authorized, none of which were issued.

19.    Stock options

TRW and Northrop granted nonqualified stock options to certain Company-designated employees to purchase common stock at the market price on the date of grant. Stock options granted to employees were exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant and were set to expire 10 years after the date of grant. The Company applied the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in accounting for its employee stock options and, as such, no compensation expense was recognized as the exercise price equaled the market price of the related common stock on the date of grant.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

19.    Stock options (continued)

A summary of TRW stock options held by Company-designated employees follows:

	2000		2001
	Thousands of shares	Weighted- average exercise price	Thousands of shares	Weighted- average exercise price
Outstanding at beginning of year	2,046	$47.79	3,195	$51.18
Granted	1,369	55.10	93	37.83
Exercised	86	33.44	87	23.36
Canceled, expired or terminated	134	50.74	43	56.03
Outstanding at end of year	3,195	51.18	3,158	51.49
Exercisable	1,280	46.16	1,946	50.34
Weighted-average fair value of options granted		15.36		9.70

During 2002, options were granted to Company-designated employees for an aggregate of approximately 444,000 shares of TRW stock at a weighted-average exercise price of $37.00 per share and a weighted average fair value of $9.21 per share. During 2002, options for approximately 1,135,000 shares were exercised, canceled or terminated through December 11, 2002.

In connection with the Merger, Company-designated employees holding options to purchase TRW stock became fully vested in such options and were given the opportunity to either exercise their options (cash-out) or convert them into Northrop stock options at December 11, 2002 in such a manner that their aggregate intrinsic value immediately before and after the exchange were the same. At December 11, 2002, options for approximately 300,000 shares were paid out in cash while options for the remaining approximately 2,167,000 shares were converted to options for Northrop shares using a conversion rate of .5357 Northrop shares per TRW share, consistent with the tender offer rate associated with the Merger. At December 31, 2002, there are options outstanding and held by Company-designated employees for approximately 1,162,000 Northrop shares, all of which options are vested, with exercise prices ranging from $59.80 to $109.90, and a weighted-average remaining contractual life of approximately 6.8 years.

Had the compensation cost for the stock options granted in 2002, 2001 and 2000 been determined based on the fair value at the grant date, consistent with the fair value method of SFAS 123, "Accounting for Stock-Based Compensation," the Company's net earnings (loss) would have been effected by additional costs of $9 million in 2002 including the impact of accelerated recognition of compensation cost due to the change of control, $6 million in 2001, and $4 million in 2000.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rate of 4.5%, 4.71%, and 5.83%; dividend yield of 3.00%, 2.85%, and 2.61%; expected volatility of 28%, 28%, and 27%; and an expected option life of six years for 2002, 2001 and 2000.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

20.    Accumulated other comprehensive earnings (losses)

The components of accumulated other comprehensive earnings (losses) at December 31, 2001 and 2002 are as follows:

(Dollars in millions)	2001	2002
Foreign currency exchange loss (net of tax of $94 million in 2001 and $14 million in 2002)	$(356)	$(178)
Unrealized loss on securities (net of tax of $1 million in 2001)	(1)	—
Unrealized gain on cash flow hedges (net of tax)	1	—
Minimum pension liability adjustments (net of tax of $35 million in 2001 and $89 million in 2002)	(65)	(169)
	$(421)	$(347)

21.    Contingencies

Various claims, lawsuits and administrative proceedings were pending or threatened against the Company or its subsidiaries, covering a wide range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and environmental matters. In addition, the Company and its subsidiaries were conducting a number of environmental investigations and remedial actions at current and former locations of certain of the Company's subsidiaries. Along with other companies, certain subsidiaries of the Company were named potentially responsible parties for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably with respect to the Company or the relevant subsidiary. A reserve estimate for each environmental matter was established using standard engineering cost estimating techniques on an undiscounted basis. In the determination of such costs, consideration was given to the professional judgment of Company environmental engineers, in consultation with outside environmental specialists, when necessary. At multi-party sites, the reserve estimate also reflected the expected allocation of total project costs among the various potentially responsible parties. At December 31, 2002, the Company had reserves for environmental matters of $102 million, including a favorable adjustment of $8 million recorded during the year. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company's financial position or results of operations. However, the Company cannot predict the effect on the Company's financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company's financial position or results of operations.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 2002, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the Company's financial position.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed the Company that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company's then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation.

Kelsey-Hayes Company became a wholly owned subsidiary of TRW upon TRW's acquisition of Lucas Varity in 1999. The Company has cooperated with the investigation and is unable to predict the outcome of the investigation at this time.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

21.    Contingencies (continued)

On May 6, 2002, ArvinMeritor Inc. filed suit against TRW in the United States District Court for the Eastern District of Michigan, claiming breach of contract and breach of warranty in connection with certain tie rod ends that TRW supplied to ArvinMeritor and the voluntary recall of some of these tie rod ends. ArvinMeritor subsequently recalled all of the tie rod ends, and claims that it is entitled to reimbursement from TRW for the costs associated with both the products recalled by TRW and those recalled by ArvinMeritor on its own. ArvinMeritor is seeking $18.3 million in damages plus legal fees, administrative expenses and interest. Management believes that the Company has meritorious defenses and intends to defend vigorously the claims asserted against the Company, but cannot predict the outcome of this lawsuit.

On October 1, 2002, International Truck & Engine Corporation notified the National Highway Traffic Safety Administration, or NHTSA, of a program to affect a voluntary safety recall of hydraulic anti-lock brake systems electronic control units manufactured by Kelsey-Hayes Company. On October 1, 2002, International Truck's parent company filed a current report on Form 8-K in which it disclosed that it would seek to recover costs associated with its recall from the manufacturer of the electronic control units and indicated that it expects to record a pre-tax charge of approximately $51 million for estimated recall costs. On October 3, 2002, Kelsey-Hayes Company filed a declaratory judgment action against International Truck in the Circuit Court for the County of Oakland, Michigan seeking a judgment declaring that International Truck has no right to recover any of the costs associated with the voluntary recall. On November 22, 2002, International Truck filed an answer and counterclaim. On December 20, 2002, Kelsey-Hayes Company filed an answer to the counterclaims of International Truck & Engine Corporation. The parties reached an agreement to settle this dispute on September 10, 2003 and the settlement does not have a material effect on the Company's financial position, results of operations or cash flows.

On December 30, 2002, Koyo Seiko Co., Ltd. and Koyo Delaware, Inc. filed a complaint against TRW and its then wholly-owned subsidiary, TRW Automotive Holding Company, in the Circuit Court for Monroe County, Tennessee, alleging that TRW violated certain nonassignment and other provisions of a 1988 partnership agreement with Koyo, under which the parties formed TKS, by agreeing to be merged into Northrop and by cooperating with Northrop in preparing for the spin-off of TRW's automotive business or the sale of that business to BCP Acquisition Company L.L.C., an entity controlled by Blackstone. The complaint included claims for breach of contract, breach of fiduciary duty and breach of good faith and fair dealing. It sought declaratory relief consisting of an injunction prohibiting the defendants from including the partnership interest held by TRW Automotive Holding Company in any sale or transfer to Blackstone and from disclosing Koyo trade secrets to third parties, orders terminating defendants' participation in the partnership and requiring defendants to sell their partnership interest to Koyo and damages. On January 21, 2003, TRW and TRW Automotive Holding Company filed a motion to dismiss or for summary judgment. On February 21, 2003, the Circuit Court for Monroe County, Tennessee, issued a temporary injunction prohibiting the sale to any entity controlled by Blackstone, of the partnership interest held by TRW Automotive Holding Company, in TKS, pending the final hearing of the matter. On March 7, 2003, Koyo Seiko filed a cross motion for partial summary judgment seeking a permanent injunction and other relief. On July 30, 2003, the court issued an order, which permanently enjoined TRW and its subsidiaries and affiliates from: (i) selling or transferring all or any part of its partnership interest in TKS to Blackstone; (ii) assigning all or part of its rights under the TKS Partnership Agreement to Blackstone; and (iii) delegating all or part of its obligations under the TKS Partnership Agreement to Blackstone. On September 30, 2003, Northrop sold its 51% interest in TKS to Koyo Seiko, and an agreement was executed pursuant to which the litigation was settled.

While certain of the Company's subsidiaries have been subject in recent years to asbestos-related claims, management believes that such claims will not have a material adverse effect on the Company's financial condition or results of operations. In general, these claims seek damages for illnesses alleged to

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

21.    Contingencies (continued)

have resulted from exposure to asbestos used in certain components sold by the Company's subsidiaries. Management believes that the majority of the claimants were assembly workers at the major U.S. automobile manufacturers.

The vast majority of these claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. Management believes that, to the extent any of the products sold by these subsidiaries and at issue in these cases contained asbestos, the asbestos was encapsulated. Based upon several years of experience with such claims, management believes that only a small proportion of the claimants has or will ever develop any asbestos-related impairment.

Neither settlement costs in connection with asbestos claims nor average annual legal fees to defend these claims have been material in the past. These claims are strongly disputed by the Company and its subsidiaries and it has been the policy to defend against them aggressively. Many of these cases have been dismissed without any payment whatsoever. Moreover, there is significant insurance coverage with solvent carriers with respect to these claims. However, while the Company's costs to defend and settle these claims in the past have not been material, there can be no assurances that this will remain so in the future.

Management believes that the ultimate resolution of the foregoing matters will not have a material effect on the Company's financial condition or results of operations.

22.    Proposed public offering of common stock (unaudited)

The Company is currently pursuing an initial public offering of 24,137,931 shares of common stock. The offering is expected to be complete in the first quarter of 2004. Net proceeds from the proposed offering, after deducting underwriting discounts and estimated offering expenses, are expected to be approximately $659 million. The Company intends to use approximately $331 million of the net proceeds from the proposed offering to repurchase 12,068,965 shares of common stock held by AIL and approximately $328 million of such proceeds to repay a portion of each of the dollar and euro Senior Notes and Senior Subordinated Notes (based on an exchange rate as of September 26, 2003 of $1.00 = €0.87) in each case, including the payment of a related redemption premium thereon as follows:

•	approximately $117 million of such proceeds to repay 35% of our $300,000,000 aggregate principal amount of 11% Senior Subordinated Notes due 2013;
•	approximately $56 million to repay 35% of our €125,000,000 aggregate principal amount of 11¾% Senior Subordinated Notes due 2013;
•	approximately $124 million to repay approximately 12% of our $925,000,000 aggregate principal amount of 9 3/8% Senior Notes due 2013; and
•	approximately $31 million to repay approximately 12% of our €200,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013.

In connection with the proposed offering, the Company effected a 100 for 1 stock split of outstanding shares of common stock on January 27, 2004.

TRW AUTOMOTIVE INC.
Notes to Combined Financial Statements  — (continued)

23.    Quarterly financial information (unaudited)

	First		Second		Third		Fourth
(Dollars in millions)	2001	2002	2001	2002	2001	2002	2001	2002
	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
Sales	$2,619	$2,570	$2,673	$2,841	$2,322	$2,545	$2,477	$2,674
Gross profit	312	321	322	392	284	297	184	305
Earnings (losses) from continuing operations before income taxes	25	73	38	138	—	93	(129)	(2)
Earnings (losses) from continuing operations	28	47	20	93	1	57	(85)	(33)
Net earnings (losses)	29	47	21	93	8	57	(83)	(33)
Unusual items expense before income taxes	(8)	(2)	(23)	(2)	(58)	(8)	(192)	(73)

(A)	Earnings (losses) from continuing operations before income taxes includes a $23 million net gain ($28 million after tax) related to asset sales and a $31 million charge ($23 million after tax) for restructuring actions.
(B)	Earnings (losses) from continuing operations before income taxes includes a $3 million charge ($2 million after tax) related to asset impairments, a $3 million charge ($2 million after tax) for restructuring actions and a $4 million gain ($2 million after tax) on retirement of debt.
(C)	Earnings (losses) from continuing operations before income taxes includes a $23 million charge ($21 million after tax), primarily related to restructuring actions.
(D)	Earnings (losses) from continuing operations before income taxes includes a $6 million charge ($3 million after tax) for restructuring actions, a $5 million gain ($3 million after tax) related to asset sales and a $1 million charge for impaired assets.
(E)	Earnings (losses) from continuing operations before income taxes includes a $33 million charge ($23 million after tax) related to asset impairment and restructuring actions, a $29 million charge ($19 million after tax) for pending and threatened litigation and a $4 million gain ($2 million after tax) related to the sale of assets.
(F)	Earnings (losses) from continuing operations before income taxes includes a $7 million net charge ($9 million after tax) for restructuring actions, a $6 million charge ($5 million after tax) for impaired assets, a $7 million gain ($5 million after tax) related to asset sales and a $2 million charge ($1 million after tax) for pending and threatened litigation.
(G)	Earnings (losses) from continuing operations before income taxes includes a $142 million charge ($99 million after tax) related to restructuring and other charges, a $34 million charge ($14 million after tax) related to asset impairments, a $9 million loss ($9 million after tax) related to the sale of assets and a $7 million charge ($5 million after tax) for pending and threatened litigation and claims.
(H)	Earnings (losses) from continuing operations before income taxes includes a $43 million charge ($32 million after tax) related to restructuring charges, a $23 million charge ($15 million after tax) for special compensation arrangements related to Northrop's acquisition of TRW and a $7 million charge ($4 million after tax) related to asset impairments.

TRW AUTOMOTIVE HOLDINGS CORP.
Combined and Consolidated Statements of Operations

	Predecessor		Successor
(In millions except per share amounts)	Nine Months Ended September 27, 2002 (unaudited)	Two Months Ended February 28, 2003	Seven Months Ended September 26, 2003 (unaudited)
Sales	$7,956	$1,916	$6,453
Cost of sales	6,946	1,686	5,782
Gross profit	1,010	230	671
Administrative and selling expenses	386	100	302
Research and development expenses	108	27	92
Purchased in-process research and development	—	—	85
Amortization of intangible assets	11	2	19
Other (income) expense—net	(6)	4	(28)
Operating income	511	97	201
Interest expense	210	48	209
Interest income	(4)	(1)	(5)
(Gain) loss on retirement of debt	(4)	—	31
Losses on sales of receivables	5	—	25
Earnings (losses) from operations before income taxes	304	50	(59)
Income tax expense	107	19	41
Net earnings (losses)	$197	$31	$(100)
Basic and diluted losses per share:
Losses per share			$(1.15)
Weighted average shares			86.8

See accompanying notes to unaudited combined and consolidated interim financial statements.

TRW AUTOMOTIVE HOLDINGS CORP.
Combined and Consolidated Balance Sheets

	Predecessor	Successor
(Dollars in millions, except share information)	December 31, 2002	September 26, 2003
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$188	$399
Marketable securities	26	16
Accounts receivable	1,348	1,887
Inventories	608	631
Prepaid expenses	49	59
Deferred income taxes	144	39
Total current assets	2,363	3,031
Property, plant and equipment	6,281	2,588
Less accumulated depreciation and amortization	3,723	252
Total property, plant and equipment—net	2,558	2,336
Intangible assets	356	856
Less accumulated amortization	189	23
Intangible assets—net	167	833
Goodwill	2,411	2,713
Investments in affiliated companies	66	57
Other notes and accounts receivable	146	148
Prepaid pension cost	3,048	85
Other assets	189	245
	$10,948	$9,448
Liabilities, minority interests and stockholders' investment
Current liabilities
Short-term debt	$327	$54
Current portion of long-term debt	17	14
Trade accounts payable	1,407	1,485
Other current liabilities	1,004	1,289
Total current liabilities	2,755	2,842
Debt allocated from TRW	3,279	—
Long-term debt	302	3,642
Post-retirement benefits other than pensions	751	1,011
Deferred income taxes	731	66
Long-term liabilities	658	1,014
Total liabilities	8,476	8,575
Minority interests	81	50
Stockholders' investment:
Parent company investment	2,738	—
Capital stock (par value $0.01; 100 million shares authorized, 86.8 million issued and outstanding as of September 26, 2003)	—	1
Paid-in-capital	—	867
Accumulated deficit	—	(100)
Accumulated other comprehensive (losses) earnings	(347)	55
Total stockholders' investment	2,391	823
	$10,948	$9,448

See accompanying notes to unaudited combined and consolidated interim financial statements.

TRW AUTOMOTIVE HOLDINGS CORP.
Combined and Consolidated Statements of Cash Flows

	Predecessor		Successor
(Dollars in millions)	Nine Months Ended September 27, 2002 (unaudited)	Two Months Ended February 28, 2003	Seven Months Ended September 26, 2003 (unaudited)
Operating activities
Net earnings (losses)	$197	$31	$(100)
Adjustments to reconcile net earnings (losses) to net cash provided by (used in) operating activities:
Depreciation and amortization	372	84	278
Amortization of deferred financing fees	—	—	7
Pension and other post-retirement benefits, net of contributions	(200)	(28)	3
Purchased in-process research and development	—	—	85
Net gain on the sale of assets	(12)	—	—
(Gain) loss on retirement of debt	(4)	—	31
Asset impairment charges	10	1	—
Deferred income taxes	48	(3)	—
Other—net	14	5	5
Changes in assets and liabilities, net of effects of businesses acquired or divested	(105)	(163)	(12)
Net cash provided by (used in) operating activities	320	(73)	297

Investing activities
Capital expenditures including other intangibles	(245)	(66)	(152)
Acquisitions, net of cash acquired	—	—	(3,291)
Acquisition transaction fees	—	—	(56)
Proceeds from divestitures	—	—	31
Proceeds from sale of assets	22	—	—
Other—net	(12)	(2)	17
Net cash used in investing activities	(235)	(68)	(3,451)

Financing activities
Increase (decrease) in short-term debt	147	(321)	(58)
Proceeds from debt in excess of 90 days	15	—	—
Principal payments on debt in excess of 90 days	(66)	(18)	(46)
Proceeds from issuance of long-term debt	—	—	3,085
Debt issue costs	—	—	(114)
Equity contributions	—	—	698
Net transfers (to) from parent company	(104)	503	—
Other—net	1	78	1
Net cash provided by (used in) financing activities	(7)	242	3,566
Effect of exchange rate changes on cash	(33)	(13)	(13)
Increase in cash and cash equivalents	45	88	399
Cash and cash equivalents at beginning of period	118	188	—
Cash and cash equivalents at end of period	$163	$276	$399

See accompanying notes to unaudited combined and consolidated interim financial statements.

TRW AUTOMOTIVE HOLDINGS CORP.
Combined and Consolidated Statements of Changes
In Stockholders' Investment

	Predecessor
(Dollars in millions)	Parent Company Investment	Accumulated Other Comprehensive Losses	Total
Balance at December 31, 2002	$2,738	$(347)	$2,391
Net earnings	31	—	31
Foreign exchange loss, net of tax	—	(58)	(58)
Net transfers from parent company	290	—	290
Balance at February 28, 2003	$3,059	$(405)	$2,654

	Successor (unaudited)
(Dollars in millions)	Capital Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Losses) Earnings	Total
Balance at March 1, 2003	$—	$—	$—	$—	$—
Equity contributions	—	698	—	—	698
Issuance of capital stock	—	170	—	—	170
Effect of stock split	1	(1)	—	—	—
Net losses	—	—	(100)	—	(100)
Foreign exchange gain, net of tax	—	—	—	59	59
Deferred cash flow hedges, net of tax	—	—	—	(4)	(4)
Balance at September 26, 2003	$1	$867	$(100)	$55	$823

See accompanying notes to unaudited combined and consolidated interim financial statements.

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements

1.    Description of business and change in ownership

Description of business

TRW Automotive Holdings Corp. (also referred to herein as the "Company" or the "Successor") is among the world's largest and most diversified suppliers of automotive systems, modules and components to global automotive vehicle manufacturers ("VMs") and related aftermarkets. The Company conducts substantially all of its operations through subsidiaries. These operations primarily encompass the design, manufacture and sale of active and passive safety related products. Active safety related products principally refer to vehicle dynamic controls (primarily braking and steering), and passive safety related products principally refer to occupant restraints (primarily air bags and seat belts) and crash sensors. The Company is primarily a "Tier-1" supplier (a supplier which sells directly to VMs), with over 85% of its sales in 2002 made directly to VMs.

Change in ownership

On February 28, 2003 (the "Acquisition Date"), an entity controlled by affiliates of The Blackstone Group L.P. ("Blackstone"), through the Company, caused its indirect wholly-owned subsidiary, TRW Automotive Acquisition Corp., to purchase substantially all of the assets and assume substantially all of the liabilities (other than certain indebtedness) associated with TRW Inc.'s automotive business from Northrop Grumman Corporation ("Northrop") for a purchase price of $4,443 million (excluding assumed debt of $210 million), subject to certain closing and post-closing adjustments (the "Acquisition"). Previously, on December 11, 2002, Northrop consummated an Agreement and Plan of Merger (the "Merger") with TRW Inc. ("TRW") whereby Northrop acquired all of the outstanding common stock of TRW, (and hence the entire TRW business, including the automotive business) in exchange for Northrop's common shares. Upon completion of the Acquisition, a subsidiary of Northrop retained a 19.6% interest in the Company. Subsequent to the Acquisition, TRW Automotive Acquisition Corp. changed its name to TRW Automotive Inc. (referred to herein as "TRW Automotive").

The Company was capitalized with cash equity contributions totaling $698 million (further described below) and contributed the $698 million in cash plus newly issued shares of its common stock having an implied value of $170 million to TRW Automotive Intermediate Holdings Corp. ("Intermediate") which is the direct parent of TRW Automotive. Intermediate issued a $600 million face amount subordinated 8% pay-in-kind note due 2018 (the "Seller Note") to an affiliate of Northrop to acquire the stock of certain TRW automotive subsidiaries. The Seller Note had an estimated fair value of $348 million as of the Acquisition date. Intermediate contributed such stock together with cash equity contributions of $698 million and the $170 million of Holdings common stock to TRW Automotive for 100% of TRW Automotive's stock. Intermediate has no independent operations or investments other than its investment in TRW Automotive. Intermediate will be dependent on the cash flows of TRW Automotive to repay the Seller Note upon maturity.

In connection with the Acquisition, TRW Automotive issued senior notes (the "Senior Notes") and senior subordinated notes (the "Senior Subordinated Notes") in a private offering, entered into new revolving credit and term loan facilities (the "Senior Secured Credit Facilities") and initiated a trade accounts receivable securitization program (the "Receivables Facility").

Funding for the cash portion of the purchase price of the Acquisition included $1,577 million in proceeds from the notes, $1,510 million in borrowings under TRW Automotive's Senior Secured Credit Facilities, and cash equity contributions primarily from affiliates of Blackstone, in exchange for shares of the Company's common stock. Employees of the Company and certain of its subsidiaries also made cash equity contributions in exchange for shares of Holdings. In connection with the Acquisition, TRW Automotive incurred approximately $56 million in costs which have been capitalized and included as part of the purchase price (included in Goodwill).

On December 30, 2002, Koyo Seiko Co., Ltd. and Koyo Delaware, Inc. filed a complaint against TRW and its then wholly-owned subsidiary, TRW Automotive Holding Company, in the Circuit Court for

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

1.    Description of business and change in ownership (continued)

Monroe County, Tennessee, alleging that TRW violated certain provisions of the partnership agreement with Koyo under which the parties formed TRW Koyo Steering Systems Company ("TKS"). On February 21, 2003, the Circuit Court for Monroe County, Tennessee, issued a temporary injunction prohibiting the sale to any entity controlled by Blackstone, of the partnership interest held by TRW Automotive Holding Company in TKS, pending the final hearing of the matter. On March 7, 2003, Koyo Seiko filed a cross motion for partial summary judgment seeking a permanent injunction and other relief. On July 30, 2003, the court issued an order, which permanently enjoined TRW and its subsidiaries and affiliates from: (i) selling or transferring all or any part of its partnership interest in TKS to Blackstone; (ii) assigning all or part of its rights under the TKS Partnership Agreement to Blackstone; and (iii) delegating all or part of its obligations under the TKS Partnership Agreement to Blackstone. On September 30, 2003, Northrop sold its 51% interest in TKS to Koyo Seiko, and an agreement was executed pursuant to which the litigation was settled.

The following unaudited pro forma financial data summarizes the results of operations for the nine months ended September 26, 2003 and September 27, 2002 as if the Acquisition had occurred as of January 1 of each period. Pro forma adjustments include the removal of the results of operations of TKS, elimination of a $43 million inventory write-up recorded as a result of the Acquisition, elimination of $85 million in purchased in-process research and development expense, adjustments to depreciation and amortization to reflect fair value of property, plant and equipment and identified intangible assets (with finite lives), the elimination of the amortization of unrecognized pension and other post-retirement benefit losses, adjustments to corporate allocations to reflect estimated stand-alone costs, adjustments to interest expense to reflect the Company's new capital structure, adjustments to losses on sales of receivables relating to the initiation costs of the Receivables Facility and certain corresponding adjustments to income tax expense. These pro forma amounts are not necessarily indicative of the results that would have been attained if the Acquisition had occurred at the beginning of each period presented or that may be attained in the future.

(Dollars in millions)	Nine Months Ended September 27, 2002	Nine Months Ended September 26, 2003
Sales	$7,773	$8,326
Operating income	$548	$440
Net earnings	$208	$94

2.    Basis of presentation

The following provides a description of the basis of presentation during all periods presented:

Successor — Represents the consolidated financial position of the Company as of September 26, 2003 and consolidated results of operations and cash flows for the seven months ended September 26, 2003 following the Acquisition. The financial position as of September 26, 2003 and results of operations and cash flows for the seven months ended September 26, 2003 reflect preliminary purchase accounting for the Acquisition (as described more fully below).

Predecessor — Represents the combined financial position of the automotive business of TRW for all periods prior to the Acquisition. This presentation reflects the historical basis of accounting without the application of purchase accounting for the Merger in any period presented, due to the temporary nature of Northrop's ownership of TRW's automotive business. Prior to the Merger on December 11, 2002, Northrop entered into the Master Purchase Agreement on November 18, 2002 with affiliates of Blackstone to sell TRW's automotive business as discussed in Note 1. The extensive representations, warranties and restrictions on Northrop's conduct prior to the closing of the Acquisition in the Master Purchase Agreement severely limited any actions that could have been taken by Northrop during its brief and temporary ownership of TRW's automotive business.

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

2.    Basis of presentation (continued)

The financial position, results of operations and cash flows of the Successor excludes, while the Predecessor includes (in all periods presented), the financial position, results of operations and cash flows of TKS. The results of operations and cash flows of the Predecessor for the two months ended February 28, 2003 were derived from the audited financial statements contained in this prospectus on pages F-2 through F-34.

The consolidated and combined statements of operations include expenses recorded by the Predecessor or directly charged to the Predecessor by TRW for periods prior to the Merger and by Northrop for periods prior to the Acquisition. In addition, the statements of operations include an allocation of general and administrative corporate expenses from TRW and Northrop to reflect the services provided to the Predecessor or benefits received by the Predecessor. These services primarily consisted of general corporate management and governance, finance and accounting, treasury and risk management, human resources and benefits administration, legal, management information services and other shared support services. The TRW allocation was $59 million for the nine months ended September 27, 2002. The Northrop allocation was $8 million for the two months ended February 28, 2003. The allocations are reported in administrative and selling expenses in the consolidated and combined statements of operations. These allocations were computed using TRW's and Northrop's internal allocation methodology, which was based upon an established percentage of costs applied to the cost of operations (sales less earnings (losses) before taxes from continuing operations). The allocation to TRW Automotive represented a pro-rata share of such expenses, based on the ratio of its cost of operations (as defined above) to TRW's total cost of operations (excluding allocable corporate expenses). Given that TRW and Northrop provided such support services for the benefit of their entire organizations, it would have been impractical to allocate such expenses in a more direct manner. Accordingly, management believes that this was a reasonable method for allocating such expenses. However, as the scale of operations and nature of the business of TRW differed from that of TRW Automotive, these allocations are not necessarily representative of the operating expenses that would have been incurred had the Predecessor operated on a stand-alone basis.

The accompanying unaudited consolidated financial statements of the Successor and unaudited combined financial statements of the Predecessor have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States ("GAAP") for complete financial statements. These financial statements include all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation of the financial position and results of operations of the Company. Operating results for the seven months ended September 26, 2003 of the Successor are not necessarily indicative of the results that may be expected for the ten-month fiscal period ending December 31, 2003.

The unaudited consolidated financial statements as of and for the seven months ended September 26, 2003 reflect the Acquisition under the purchase method of accounting, in accordance with the Financial Accounting Standards Board ("FASB"). Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"). Purchase price allocation has been prepared on a preliminary basis, and reasonable changes are expected as additional information becomes available.

The primary reasons for Blackstone's acquisition of TRW's automotive business, and the primary factors that contributed to a purchase price that resulted in recognition of goodwill, include:

•	Blackstone's belief that the Company is the only supplier that combines a broad customer base and geographic diversity with leading positions in both key active safety technologies and key passive safety technologies; Blackstone's belief that there are significant opportunities to enhance

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

2.    Basis of presentation (continued)

automotive safety through new technology that uses information from active safety systems to optimize the performance of passive safety systems, and the Company's leading positions in both active and passive safety technologies which will allow the Company to benefit from this convergence;
•	The Company's geographically diverse global manufacturing base which offers an advantage over many of its competitors, including allowing the Company to leverage sales to a customer in one location, or for one product, into sales to that customer in other locations and for other products while limiting exposure to the risks of any one geographic economy, product line or major customer; and
•	The proven capabilities of the Company's assembled, experienced management team to execute the Company's strategy;

Other considerations affecting the value of goodwill include:

•	The potential for improved earnings gained from operating as a stand-alone automotive company with focused management effort;
•	The potential for more efficient resource management when operated as a stand-alone automotive company;
•	The ability of the assembled workforce to develop future innovative technologies, as has been done in the past;
•	The ability of the assembled workforce to drive significant annual cost reductions to maximize profitability; and
•	The application of purchase accounting, particularly for such items as pension, OPEB and deferred tax liabilities for which significant reserve balances were recorded with no corresponding significant short-term cash outflows.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition:

(Dollars in millions)	At March 1, 2003
Cash and cash equivalents	$276
Accounts receivable	1,630
Inventories	665
Other current assets	69
Property, plant and equipment	2,359
Intangible assets not subject to amortization — trademarks	292
Intangible assets subject to amortization:
Developed technology (8 years)	79
Customer relationships (20 years)	451
Other long-term assets	512
Purchased in-process research and development	85
Goodwill	2,660
Total assets acquired	9,078
Accounts payable and other current liabilities	2,594
Long-term debt assumed	210
Deferred income taxes	27
Post-retirement benefits other than pensions	1,004
Other long-term liabilities	1,052
Total liabilities assumed	4,887
Net assets acquired	$4,191

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

2.    Basis of presentation (continued)

Net assets acquired as presented above includes the effect of the discount to fair value of the Seller Note as of the Acquisition date (see Note 1). Cash and cash equivalents, accounts receivable, other current assets and accounts payable and other current liabilities were stated at historical carrying values given, the short-term nature of these assets and liabilities. The Company's projected pension, post-retirement and post-employment benefit obligations and assets, for which valuations are in process, have been reflected in the current allocation of purchase price at the projected benefit obligation less plan assets at fair market value, based on preliminary computations of independent actuaries engaged by the Company. Deferred income taxes have been provided in the consolidated balance sheet based on the Company's best estimates of the tax versus book basis of the assets acquired and liabilities assumed, as adjusted to estimated fair values. Valuation allowances have been established against those assets for which realization is not likely, namely in the United States, as losses are currently being generated in that tax jurisdiction. Property, plant and equipment have been recorded at estimated fair value based on preliminary work performed by independent appraisers, and inventory and debt outstanding as of the effective date of the Acquisition based on management's judgments and estimates. The Company also recorded a $37 million reserve, primarily for severance related to strategic restructurings, plant closings and involuntary employee termination arrangements outside the United States to be paid over the next several years in accordance with local law. The Company is continuing to evaluate its restructuring plans and additional adjustments to the preliminary purchase price allocation may be required in subsequent periods.

The Company has also engaged independent appraisers to provide fair values of intangible assets acquired, including purchased in-process research and development, trademarks, developed technology and customer relationships.

The Company has recorded a one-time charge for purchased in-process research and development ("Purchased IPR&D") expenses of $85 million. The value of Purchased IPR&D was comprised of 21 ongoing development projects, which ranged from 5% to 95% complete at the Acquisition date. Purchased IPR&D was derived by assigning values to those projects identified by management as having economic value, but that had not yet reached technological feasibility and had no alternative future use. These products had not been released to the market as of the date of the Acquisition, but the features and functionality of the products had been defined.

Developed technology and trademarks were valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the technology or trademark in order to exploit the economic benefits. The technologies that have been valued under this approach are innovative and technological advancements within the safety business. A total value of $79 million has been allocated to developed technologies and will be amortized over 8 years.

The trademarks have been valued at $292 million and assigned an indefinite life. The Company holds a number of trademarks covering its products including "TRW," "Lucas," and "Kelsey-Hayes." These trademarks represent the goodwill and reputation that the Company has built up through the years by selling high-quality products to its customers. A number of third parties have entered into license agreements with the Company pursuant to which they pay royalty fees in exchange for the right to apply its trademarks to their products.

Customer relationships were valued using an excess earnings approach after considering a fair return on fixed assets, working capital, trademarks, technology and assembled workforce. A value of $451 million has been assigned to customer relationships and will be amortized on a straight-line basis over 20 years.

Management believes that the carrying values of all other assets acquired and liabilities assumed approximate their fair values.

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

2.    Basis of presentation (continued)

The resulting goodwill after all identifiable intangible assets have been valued was approximately $2.7 billion. Goodwill and trademarks will be subject to annual impairment tests in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets ("SFAS 142").

The unaudited consolidated statement of operations for the seven months ended September 26, 2003 includes $43 million in cost of sales representing the write-off of the inventory adjustment recorded in purchase accounting relating to the sale of inventory on hand as of the Acquisition date that was sold during this period, depreciation adjustments correlating to the fair value adjustments to property, plant and equipment, amortization of identified intangible assets and fair value adjustments to assumed debt obligations, among other changes resulting from the application of purchase accounting.

The amounts that the Company may record based on the final assessment and determination of fair values may differ from the information presented in the unaudited consolidated balance sheet and statement of operations. Amounts allocated to net tangible assets and intangible assets may be revised and depreciation and amortization methods and useful lives may differ from those used in these unaudited interim financial statements, any of which could result in a change in depreciation and amortization expense.

These unaudited interim financial statements should be read in conjunction with the audited combined financial statements and accompanying notes of the Predecessor as of and for the year ended December 31, 2002.

3.    Significant accounting policies

The Company is continuing to evaluate its accounting policies, but has generally adopted the accounting policies of the Predecessor. These accounting policies are subject to change as this analysis is completed. Several significant accounting policies adopted by the Successor have been detailed further below.

Reclassifications.    Certain prior period amounts have been reclassified to conform to the current year presentation.

Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (including fair value adjustments made to date in accounting for the Acquisition — see Note 2), disclosures of contingent assets and liabilities and reported amounts in the consolidated statements of operations. Actual results could materially differ from those estimates.

Debt issuance costs. Approximately $114 million of costs incurred with the issuance of TRW Automotive's Senior Secured Credit Facilities, Senior Notes and Senior Subordinated Notes were capitalized and are being amortized over the lives of the related indebtedness ranging from periods of 6 to 10 years. In connection with the July 2003 refinancing of certain portions of this debt, TRW Automotive expensed approximately $31 million of these costs in the fiscal quarter ended September 26, 2003 (see Note 12).

Accounts receivable securitization. The Receivables Facility (which is further described in Note 13) can be treated as a general financing agreement or as an off-balance sheet financing arrangement. Whether the funding and related receivables are shown as liabilities and assets, respectively, on the Company's consolidated balance sheet, or conversely, are removed from the consolidated balance sheet, depends on the level of the multi-seller conduits' loans to the Borrower. When such level is at least 10% of the fair value of all of the Borrower's assets (consisting principally of receivables sold by the Sellers), the securitization transactions are accounted for as a sale of the receivables under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140") and are removed from the balance sheet. Costs associated with the off-balance sheet

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

3.    Significant accounting policies (continued)

Receivables Facility are recorded as loss on sale of receivables in the Company's consolidated statement of operations. The book value of the Company's retained interest in the receivables approximates fair market value due to the current nature of the receivables. However, at such time as the fair value of the multi-seller commercial paper conduits' loans are less than 10% of the fair value of all of the Borrower's assets, the Company is required to consolidate the Borrower, resulting in the funding and related receivables being shown as liabilities and assets, respectively, on the Company's consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense.

Income taxes. Income tax expense in the Company's consolidated and combined statements of operations was calculated in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), on a separate-return basis, as if the Company had operated as a stand-alone entity in all periods presented. The Predecessor's operations through February 28, 2003 will be included in the consolidated income tax returns filed by Northrop (see Notes 1, 2 and 14).

Accounting for stock-based compensation. At December 31, 2002 and February 28, 2003, Northrop issued certain stock options to certain Predecessor employees that are described more fully in Note 19 to the 2002 combined financial statements. Each of these options are for shares of Northrop.

Effective as of the closing of the Acquisition, the Company established the TRW Automotive Holdings Corp. 2003 Stock Incentive Plan, which permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to the Company's employees, directors, consultants or affiliates.

As of September 26, 2003, the Company had 103,292.5 shares of the Company's common stock reserved for issuance under the plan, including outstanding options to purchase approximately 86,000 shares of common stock granted to certain Company employees. These options have a 10 year life, generally vest 20% per year over 5 years, and have the following exercise prices: 50% equal to fair value of the underlying stock on the date of grant, 40% equal to 2 times the fair value on the date of grant and 10% equal to 3 times the fair value on the date of grant.

The Company applies the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for those plans. No stock-based employee compensation expense has been reflected in net earnings (losses), as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying stock on the date of grant.

The following table illustrates the effect on net earnings (losses) as if the Company applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), for all periods presented.

	Predecessor	Successor
(Dollars in millions)	Nine months ended September 27, 2002	Seven months ended September 26, 2003
Net earnings (losses), as reported	$197	$(100)
Add: Stock-based compensation as reported	—	—
Deduct: Total stock-based employee compensation determined under fair value method for all awards, net of related tax effects	7	5
Pro forma net earnings (losses)	$190	$(105)

Warranties. The Company records product warranty liabilities based upon management estimates including such factors as the written agreement between the Company and the customer, the length of the

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

3.    Significant accounting policies (continued)

warranty period, the historical performance of the product, likely changes in performance of newer products and the mix and volume of products sold. The liability is reviewed on a regular basis and adjusted to reflect actual experience.

The following table presents the movement in the product warranty liability for the two months ended February 28, 2003 and the seven months ended September 26, 2003:

(Dollars in millions)	Beginning balance	Current period accruals	Used for purposes intended	Change in estimates and translation	Ending balance
Two months ended February 28, 2003	$43	$8	$(5)	$—	$46
Seven months ended September 26, 2003	$46	$20	$(15)	$1	$52

Apart from product warranties, the Company also incurs recall costs when it or the customer decide to recall a product through a formal campaign soliciting the return of specific products due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced, customer cost of the recall and labor to remove and replace the defective part. Under the acounting policy for recalls of the Predecessor, when a decision to recall a product was made for which the Company had borne some responsibility, the Company recorded the estimated cost of the recall as a charge to net earnings in that period, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies" ("SFAS 5"). In making estimates relating to product recalls, judgment is required as to the number of units to be returned, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which its supplier will share in the recall cost. As a result, the Company's actual recall costs could be significantly different from its estimated costs.

Effective as of the Acquisition Date, the Company implemented a new methodology for actuarially estimating its recall obligations that differs from that of the Predecessor. The Company engaged independent third-party actuaries to run loss histories for the purpose of establishing loss projections and completed the valuation work in the fourth quarter of 2003. Under the actuarial estimation methodology, the Company accrues for recalls when revenues are recognized upon the shipment of product. The adoption of this estimation methodology does not have a material effect on reported results of operations or cash flows for the seven-month period ended September 26, 2003 or any individual quarterly period within such seven-month period.

4.    Recent accounting pronouncements

SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") requires the fair value of a liability for asset retirement obligations to be recorded in the period in which it is incurred. The statement applies to a company's legal or contractual obligation associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development or through the normal operation of a long-lived asset. The Predecessor adopted SFAS 143 on January 1, 2003 and the adoption did not have a material impact on the combined financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 requires gains and losses on extinguishments of debt to be reclassified as income or loss from continuing operations rather than as extraordinary items as previously required by SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS 4"). SFAS 145 also amends SFAS No. 13 "Accounting for Leases" ("SFAS 13"), requiring certain modifications to capital leases to be treated as sale-leaseback transactions and to subleases when the original lessee remains a secondary obligor, or guarantor.

The Predecessor adopted the provisions of SFAS 145 related to the rescission of SFAS 4 on January 1, 2003. In the first quarter of 2002, the Predecessor completed an unsolicited repurchase of £5.4 million

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

4.    Recent accounting pronouncements (continued)

(approximately $8 million) of the 10.875% debentures due 2020 issued by a subsidiary. The repurchase resulted in an extraordinary gain of $4 million before taxes and $2 million after taxes. The extraordinary gain recorded for the extinguishment of debt in the first quarter of 2002 has been reclassified into earnings from operations in the accompanying financial statements. The remaining provisions of SFAS 145 were effective for transactions and reporting subsequent to May 15, 2002 and were adopted by the Predecessor as of that date. The adoption of these provisions did not have a material impact on the Predecessor's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred rather than when an entity commits to an exit plan. SFAS 146 also provides that the liability be initially measured at fair value. The Predecessor adopted SFAS 146 on January 1, 2003 and the adoption had no material effect on the combined financial statements.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which expands the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on the Predecessor's financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the variable interest entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older variable interest entities in the first fiscal year or interim period ending after December 15, 2003. Certain disclosure requirements apply in all financial statements initially issued after January 31, 2003. The adoption of FIN 46 is not expected to have a material impact on the Predecessor's nor the Company's financial position, results of operations and cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 requires that contracts with comparable characteristics be accounted for similarly, and is effective for contracts entered into or modified after June 30, 2003, as well as for hedging relationships designated after that date. The Company adopted SFAS 149 as of the beginning of the fiscal quarter ending September 26, 2003, and this adoption did not have a material impact on reported financial position of results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that these instruments be classified as liabilities in statements of financial position. Previously, many of these financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and the other provisions are effective at varying dates. The adoption of SFAS 150 is not expected to have a material impact on the Company's reported financial position.

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

5.    Acquisitions and divestitures

On April 8, 2003, the Company sold its 21.8% equity interest in TOYODA TRW Automotive, Inc. ("Toyoda") to its joint venture partner, Toyoda Machine Works, Ltd. The Company had previously accounted for its interest in Toyoda under the equity method, and classified this investment in "Other assets" (long-term) in its consolidated and combined balance sheets. On June 27, 2003, the Company sold its 60% stake in Quality Safety Systems Company ("QSS"), a Canadian seatbelt joint venture, to a subsidiary of its partner, Tokai Rika Co., Ltd. Through the sale date, QSS's financial position and results of operations were included in the Company's consolidated and combined financial statements. Proceeds from these divestitures were approximately $31 million, net of cash retained in the QSS business.

On June 26, 2003, the Company acquired sole ownership of the immediate parent of Autocruise, S.A. ("Autocruise") by acquiring for nominal consideration the equity interest held by its former joint venture partner, Thales Group. Autocruise, operating a custom-built facility in Brest, France, designs and manufactures radar-based adaptive cruise control systems, principally sold in certain European markets.

On September 22, 2003, the Company acquired a 50% interest in EnTire Solutions, LLC, a joint venture with Group Michelin. This joint venture will focus on the development, marketing, manufacture and sale of advanced direct tire pressure monitoring systems for passenger cars and light trucks.

6.    Subsequent events

On February 18, 2003, TRW Automotive issued notes in a private offering. TRW Automotive agreed to consummate exchange offers to exchange these privately issued notes for notes registered under the Securities Act of 1933. Accordingly, TRW Automotive filed a registration statement on Form S-4 with the SEC. The registration statement, as amended, was declared effective by the SEC on November 5, 2003 and TRW Automotive commenced the exchange offers on such date. The exchange offers expired at midnight on December 4, 2003.

On January 8, 2004, the Company completed an amendment to the Receivables Facility which reduced the amount of committed funding thereunder from $600 million to $400 million.

On January 9, 2004, the Company refinanced all of the borrowings under its existing term loan facilities with the proceeds of new term loan facilities, together with approximately $213 million of available cash on hand. The new term loan facilities consist of a six-year tranche A-1 term loan issued in a face amount of $350 million and eight-year tranche D term loans issued in face amounts of $800 million and approximately €93 million.

7.    Supplemental cash flow information

A portion of the Acquisition purchase price was financed with non-cash consideration. As described in Note 1, Intermediate issued the Seller Note to an affiliate of Northrop to acquire the stock of certain TRW automotive subsidiaries. Intermediate contributed these acquired subsidiaries, with a deemed fair value of $348 million, to TRW Automotive. Intermediate also contributed the $170 million of the Company's common stock to TRW Automotive. TRW Automotive transferred these shares of the Company's common stock to a subsidiary of Northrop as part of the purchase price. In addition, the purchase price included a preliminary post-closing adjustment estimate recorded by TRW Automotive as short-term debt.

On July 22, 2003, TRW Automotive refinanced certain borrowings in a non-cash transaction, as described more fully in Note 12.

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

8.    Other (income) expense—net

	Predecessor		Successor
(Dollars in millions)	Nine Months Ended September 27, 2002	Two Months Ended February 28, 2003	Seven Months Ended September 26, 2003
Minority interests	$16	$4	$8
Earnings of affiliates	(5)	(1)	(5)
Unrealized foreign currency exchange losses (gains)	3	4	(16)
Net gain on sale of assets	(12)	—	—
Asset impairments	9	1	—
Miscellaneous other income	(17)	(4)	(15)
	$(6)	$4	$(28)

9.    Operating segments

	Predecessor		Successor
(Dollars in millions)	Nine Months Ended September 27, 2002	Two Months Ended February 28, 2003	Seven Months Ended September 26, 2003
Sales:
Chassis Systems	$4,552	$1,110	$3,715
Occupant Safety Systems	2,346	555	1,871
Automotive Components	1,058	251	867
	$7,956	$1,916	$6,453
Earnings (losses) before taxes:
Chassis Systems	$214	$46	$60
Occupant Safety Systems	164	53	132
Automotive Components	120	26	65
Segment profit before taxes	498	125	257
Corporate expense and other	(121)	(44)	(46)
Financing costs	(209)	(47)	(262)
Net employee benefits income (expense)	136	16	(8)
Earnings (losses) before taxes	$304	$50	$(59)

10.   Inventories

	Predecessor	Successor
(Dollars in millions)	December 31, 2002	September 26, 2003
		(unaudited)
Finished products and work in process	$368	$374
Raw materials and supplies	240	257
	$608	$631

11.    Restructuring

Accruals for severance costs and plant closing accruals related to restructuring plans, including reorganizing and downsizing operations, were $61 million at December 31, 2002.

For the two months ended February 28, 2003, the Predecessor recorded charges of $3 million for severance and costs related to the consolidation of certain facilities, while payments made during the period totaled $13 million.

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

11.    Restructuring (continued)

In connection with the Acquisition, the Company assumed liabilities (subject to certain exceptions) totaling approximately $51 million for various restructuring activities, primarily related to involuntary severance obligations and costs to exit certain activities. For the seven months ended September 26, 2003, the Company recorded charges of $16 million for severance and costs related to the consolidation of certain facilities, while payments made during the same period totaled $29 million. Additionally, the Company recorded a $37 million reserve in purchase accounting, primarily for severance related to strategic restructurings, plant closings and involuntary employee termination arrangements outside of the United States to be paid over the next several years in accordance with local law.

		Provision
(Dollars in millions)	Beginning Balance	Administrative and Selling	Cost of Sales	Purchase Price Allocation	Used for Purposes Intended	Ending Balance
Nine months ended September 27, 2002	$145	$2	$14	$—	$(81)	$80
Two months ended February 28, 2003	$61	$1	$2	$—	$(13)	$51
Seven months ended September 26, 2003	$51	$8	$8	$37	$(29)	$75

Of the $75 million restructuring reserve accrued at September 26, 2003, approximately $49 million is expected to be paid through 2004, and approximately $23 million relates to involuntary employee termination arrangements outside the United States to be paid over the next several years in accordance with local law.

12.    Financing Arrangements

Total outstanding debt of the Company as of September 26, 2003 and the Predecessor as of December 31, 2002 consisted of the following:

	Predecessor	Successor
(Dollars in millions)	December 31, 2002	September 26, 2003
		(unaudited)
Short-term debt	$327	$54
Long-term debt
Senior Notes	$—	$1,155
Senior Subordinated Notes	—	444
Term Loan A facility	—	210
Term Loan B facilities	—	—
Term Loan C facilities	—	1,259
Revolving credit facility	—	—
7.25% Series A Revenue Bonds due 2004	6	6
10.875% Lucas Industries Limited debentures due 2020	265	175
Capitalized leases	32	18
Seller Note	—	372
Other borrowings	16	17
Total long-term debt	319	3,656
Less current portion	17	14
	302	$3,642
Debt allocated from TRW	3,279	—
Total long term debt	$3,581	$3,642

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

12.    Financing Arrangements (continued)

In connection with the Acquisition, TRW Automotive issued Senior Notes and Senior Subordinated Notes in a private offering and entered into new Senior Secured Credit Facilities. In addition, TRW Automotive assumed certain debt instruments existing at the Acquisition including 10.875% debentures previously issued by Lucas Industries Limited (formerly known as Lucas Industries plc) due 2020 at face amount of $149 million and a fair value at Acquisition of $167 million, and certain other borrowings, including accrued interest, totaling approximately $60 million.

The Senior Notes consist of $925 million, 9 3/8% Senior Notes and €200 million, 10 1/8% Senior Notes, both due February 15, 2013. The Senior Subordinated Notes consist of $300 million, 11% Senior Subordinated Notes and €125 million, 11¾% Senior Subordinated Notes, both due February 15, 2013. Interest is payable semi-annually on February 15 and August 15. The Senior Notes are unconditionally guaranteed on a senior unsecured basis and the Senior Subordinated Notes are guaranteed on a senior subordinated unsecured basis, in each case by substantially all existing and future wholly owned domestic subsidiaries and by TRW Automotive Finance (Luxembourg) S.a.r.l. ("TRW Luxembourg"), a restricted Luxembourg subsidiary.

The Senior Secured Credit Facilities consist of a secured revolving credit facility and various senior secured term loan facilities. The six-year revolving credit facility, through a syndication of lenders, provides for borrowings up to $500 million including the availability of letters of credit, a portion of which is available in various foreign currencies and bears interest at a rate equal to an applicable margin plus, at TRW Automotive's option, either a) a base rate determined by reference to the higher of 1) the prime rate or 2) the federal funds rate plus ½% or b) LIBOR or a eurocurrency rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing, each as adjusted for an applicable margin ranging from 1¼% to 4¾% depending on the type of borrowing and the leverage ratio of TRW Automotive, as defined in the agreement. Interest is generally due quarterly in arrears, and is also due upon the expiration of any particular loan. TRW Automotive is required to pay a commitment fee in respect of the undrawn portion of the revolving commitments at a rate equal to ¾% per annum (which may be reduced under certain circumstances), and customary letter of credit fees. As of September 26, 2003, TRW Automotive had approximately $41 million in outstanding letters of credit, none of which had been drawn against.

The term loans generally bear interest at the same rates as the revolving credit facility. The Senior Secured Credit Facilities are unconditionally guaranteed on a senior secured basis by the Company and, subject to certain exceptions, each existing and future domestic subsidiary of the Company (other than the Company's receivables subsidiaries), including Intermediate, and guaranteed by TRW Luxembourg. In addition, all obligations under the Senior Secured Credit Facilities and the guarantees of those obligations are secured by substantially all the assets of the Company, TRW Automotive and each U.S. guarantor, subject to certain exceptions. The obligations of the foreign subsidiary borrowers under the Senior Secured Credit Facilities, and foreign guarantees of such obligations are subject to certain exceptions and only to the extent permitted by applicable legal and contractual provisions and to the extent that it does not result in adverse tax consequences, secured by substantially all of the assets of the foreign subsidiary borrowers and foreign subsidiary guarantors.

The six-year tranche A term loan was issued in a face amount of $410 million while eight-year tranche B term loans were issued in a face amounts of $1,030 million and approximately €65 million.

On July 22, 2003, TRW Automotive refinanced $200 million of the borrowings under its tranche A term loan facility and all of the borrowings under its tranche B term loan facilities with approximately $1,150 million and €95 million in the form of new tranche C term loan facilities under its Senior Secured Credit Facility, currently bearing interest at 4.13% and 5.11% per annum, respectively. The net proceeds from these borrowings, together with approximately $46.2 million of available cash on hand, were used to refinance all of the outstanding tranche B loans and $200 million of the tranche A term loan previously

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

12.    Financing Arrangements (continued)

borrowed under this facility. The refinanced tranche A term loan and tranche B term loans debt had a weighted average stated interest of approximately 5.3% per annum and, as a result of this refinancing, the Company expects to realize an annual reduction in its interest expense of approximately $12 million.

The term loans amortize each year generally in equal quarterly amounts (or in the case of the period after December 31, 2009 with respect to tranche C term loan facilities, in quarterly amounts until the maturity date) in the following approximate principal amounts (in millions) for each year set forth below:

	Term loan A	Term loan C	Term loan C
Years Ending December 31, (Amounts in millions)	dollar denominated facility	dollar denominated facility	euro denominated facility
2003	$—	$—	€ —
2004	—	8.62	0.71
2005	—	11.50	0.95
2006	—	11.50	0.95
2007	84.44	11.50	0.95
2008	99.94	11.50	0.95
2009	25.62	11.50	0.95
Thereafter	—	1,083.88	89.54
Total	$210.00	$1,150.00	€95.00

The Senior Secured Credit Facilities and Senior Notes and Senior Subordinated Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of TRW Automotive and its subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including the Senior Notes and Senior Subordinated Notes), pay certain dividends and distributions or repurchase capital stock, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing TRW Automotive's indebtedness, including the Senior Notes and Senior Subordinated Notes and the Receivables Facility, and change the business conducted by TRW Automotive and its subsidiaries. In addition, the Senior Secured Credit Facilities contain the following financial covenants: a maximum total leverage ratio, a minimum interest coverage ratio, and a maximum capital expenditures limitation and require certain prepayments from excess cash flows, as defined and in connection with certain asset sales and the incurrence of debt not permitted under the Senior Secured Credit Facilities. As of September 26, 2003, TRW Automotive was in compliance with all of its financial covenants.

The $600 million face amount subordinated 8% pay-in-kind Seller Note, issued by Intermediate in connection with the Acquisition, is due in 2018. The Seller Note was recorded at its estimated fair value of $348 million (a discount of $252 million) at the Acquisition date. The combination of the stated rate on the note and amortization of the debt discount yield a 12% effective rate on the Seller Note.

13.    Accounts receivable securitization

The Receivables Facility provides up to $600 million in funding. On January 8, 2004, the Company completed an amendment to the Receivables Facility which reduced the amount of committed funding thereunder from $600 million to $400 million. On February 28, 2003, certain subsidiaries of the Company (the "Sellers") signed a Receivables Purchase Agreement and began selling trade accounts receivable (the "Receivables") originated by them and certain of their subsidiaries as sellers in the United States through the Receivables Facility. Receivables are sold to TRW Automotive Receivables LLC (the "Transferor") at a discount. The Transferor is a bankruptcy remote special purpose limited liability company that is a

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

13.    Accounts receivable securitization (continued)

wholly-owned subsidiary of the Company. The Transferor's purchase of Receivables is financed through a transfer agreement with TRW Automotive Global Receivables LLC ("Borrower"). Under the terms of the Transfer Agreement, the Borrower purchases all Receivables sold to the Transferor. The Borrower is a bankruptcy remote qualifying special purpose limited liability company that is wholly owned by the Transferor and is not consolidated when certain requirements are met as further described in Note 3.

Generally, multi-seller commercial paper conduits supported by committed liquidity facilities are available to provide cash funding for the Borrowers' purchase of Receivables through secured loans/tranches to the extent desired and permitted under the receivables loan agreement. A note is issued for the difference between Receivables purchased and cash borrowed through the facility. The Sellers act as servicing agents per the servicing agreement and continue to service the transferred receivables for which they receive a monthly servicing fee at a rate of 1% per annum. The usage fee under the Receivables Facility is 1.50%. In addition, the Company is required to pay a fee of 0.50% on the unused portion of the Receivables Facility. These rates are per annum and payments of these fees are made to the Lenders monthly.

Availability of funding under the Receivables Facility depends primarily upon the outstanding trade accounts receivable balance for the week as of Friday of the previous week. This balance is reported no later than the third business day of the subsequent week to the lenders. Availability is determined by reducing the receivables balance by outstanding borrowings under the program, the historical rate of collection on those receivables and other characteristics of those receivables that affect their eligibility (such as bankruptcy or downgrading below investment grade of the obligor, delinquency and excessive concentration). Based on the terms of this facility and the criteria described above, approximately $463 million of the Company's total reported accounts receivable balance as of September 26, 2003 was considered eligible for borrowings under this facility, of which approximately $370 million would have been available for funding. At the date of initial funding, the Company securitized $150 million in receivables. In addition, during the seven months ended September 26, 2003, the Company securitized $70 million in receivables. As these amounts were collected from customers and no borrowings were outstanding under the Receivables Facility at September 26, 2003, the fair value of the multi-seller conduits' loans was less than 10% of the fair value of the Borrower's assets and, therefore, the financial statements of the Borrower were included in our consolidated financial statements as of September 26, 2003.

Prior to the Merger, TRW had a $350 million accounts receivable securitization agreement, later reduced to $325 million, with a financial institution and several financial conduits. TRW established a wholly-owned, fully-consolidated, bankruptcy-remote, special purpose subsidiary, TRW Receivables Inc., which is included in the combined historical financial statements of the Predecessor, for the purpose of purchasing accounts receivable of TRW and the Predecessor, including receivables purchased by TRW from certain of its and the Predecessor's subsidiaries, and selling an undivided interest in the receivables to the financial conduits. The agreement provided that collection of receivables were to be reinvested in new accounts receivable. In accordance with the agreement, TRW serviced and collected the receivables on behalf of the financial conduits. The conduits and the special purpose subsidiary had no recourse to other assets of the Predecessor or of TRW for failure of debtors to pay when due. For the nine months ended September 27, 2002, net cash proceeds from account receivables securitized were $43 million. This accounts receivable securitization program was terminated in December 2002.

The Company does not own any variable interests in the multi-seller conduits, as that term is defined in FIN 46.

14.   Income taxes

For the seven months ended September 26, 2003, the Company recorded income tax expense using an effective tax rate of 158% on pretax net earnings, excluding the charge for purchased in-process

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

14.   Income taxes (continued)

research and development. In accordance with the FASB's Emerging Issues Task Force ("EITF") Issue No. 96-7, "Accounting for Deferred Taxes on In-Process Research and Development Activities Acquired in a Purchase Business Combination", no tax benefit was recorded on the write-off of purchased in-process research and development. This effective tax rate is based on current projections for earnings and losses in the tax jurisdictions in which the Company does business and will be subject to tax for the fiscal period ending December 31, 2003, and takes into consideration the effect of purchase accounting adjustments recorded to date. The effective rate is substantially higher than the U.S. statutory rate of 35% primarily as a result of current losses in the United States. The Company has recorded a full valuation allowance against the benefits for such losses in its current tax provision. The estimated effective tax rate for fiscal 2003 is subject to change, pending final purchase accounting adjustments, changes in estimated earnings and losses for the fiscal period and the mix of such earnings and losses in different tax jurisdictions. For the nine months ended September 27, 2002 and the two months ended February 28, 2003, the combined statements of operations include an allocation to the Predecessor of TRW's and Northrop's income taxes (credits), respectively, in amounts generally equivalent to the provisions that would have resulted had these entities filed separate income tax returns for the periods presented.

15.   Financial instruments

In connection with the Receivables Facility, the Company entered into certain credit default swaps designed to protect the Company and the conduit lenders in the event of changes in the credit ratings of certain of the Company's significant customers. The changes in the fair value of the credit default swaps are recorded through net earnings (losses) as part of loss on sale of receivables or interest expense, depending on whether or not the program qualifies, at any given time, for off-balance sheet presentation, respectively (see Note 3). Fees associated with the origination of the credit default swaps have been deferred and are being amortized over the 6-year life of these swaps.

16.   Comprehensive earnings (losses)

The components of comprehensive earnings (losses), net of related tax, are as follows:

	Predecessor		Successor
(Dollars in millions)	Nine Months Ended September 27, 2002	Two Months Ended February 28, 2003	Seven Months Ended September 26, 2003
Net earnings (losses)	$197	$31	$(100)
Foreign currency translation gains (losses)—net	95	(58)	59
Realized (gains) losses on securities	1	—	—
Realized net gains on cash flow hedges	(1)	—	(4)
Comprehensive earnings (losses)	$292	$(27)	$(45)

The components of accumulated other comprehensive (losses) earnings, net of tax, are as follows:

	Predecessor	Successor
(Dollars in millions)	December 31, 2002	September 26, 2003
		(unaudited)
Foreign currency translation gains (losses)—net	$(178)	$59
Deferred cash flow hedges	—	(4)
Minimum pension liability adjustments	(169)	—
Accumulated other comprehensive (losses) earnings	$(347)	$55

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

17.   Capital stock

The Company was incorporated in Delaware on September 4, 2002 with a capitalization of 100 million shares of $0.01 par value common stock authorized of which 86.8 million are issued and outstanding, as adjusted for the 100 for 1 stock split effected on January 27, 2004. See Note 1.

18. Proposed public offering of common stock

The Company is currently pursuing an initial public offering of 24,137,931 shares of common stock. The offering is expected to be complete in the first quarter of 2004. Net proceeds from the proposed offering, after deducting underwriting discounts and estimated offering expenses, are expected to be approximately $659 million. The Company intends to use approximately $331 million of the net proceeds from the proposed offering to repurchase 12,068,965 shares of common stock held by an affiliate of Blackstone and approximately $328 million of such proceeds to repay a portion of each of the dollar and euro Senior Notes and Senior Subordinated Notes (based on an exchange rate as of September 26, 2003 of $1.00 = €0.87) in each case, including the payment of a related redemption premium thereon as follows:

•	approximately $117 million of such proceeds to repay 35% of our $300,000,000 aggregate principal amount of 11% Senior Subordinated Notes due 2013;

•	approximately $56 million to repay 35% of our €125,000,000 aggregate principal amount of 11¾% Senior Subordinated Notes due 2013;

•	approximately $124 million to repay approximately 12% of our $925,000,000 aggregate principal amount of 9 3/8% Senior Notes due 2013; and

•	approximately $31 million to repay approximately 12% of our €200,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013.

In connection with the proposed offering, the Company effected a 100 for 1 stock split of outstanding shares of common stock on January 27, 2004.

19.   Earnings per share

Earnings (losses) per share are calculated by dividing net earnings (losses) by the weighted average shares outstanding. Earnings per share are not calculated for the historical Predecessor periods as there were no shares outstanding during those periods.

Basic and diluted losses per share for the historical seven months ended September 26, 2003 have been calculated based on the weighted average shares outstanding for the period adjusted for the 100 for 1 stock split effected on January 27, 2004. Shares issuable pursuant to outstanding common stock options under the Company's 2003 Stock Incentive Plan have been excluded from the computation of diluted earnings per share for the seven months ended September 26, 2003 because their effect is antidilutive.

20.   Related party transactions

As part of the Acquisition, the Company executed a Transaction and Monitoring Fee Agreement with Blackstone whereby Blackstone agreed to provide the Company monitoring, advisory and consulting services, including advice regarding (i) structure, terms and negotiation of debt and equity offerings; (ii) relationships with the Company's and its subsidiaries' lenders and bankers; (iii) corporate strategy; (iv) acquisitions or disposals and (v) other financial advisory services as more fully described in the agreement. Pursuant to this agreement, the Company paid Blackstone a transaction fee of $49 million, which has been capitalized and included as part of purchase price (allocated to Goodwill). The Company has agreed to pay an annual monitoring fee of $5 million for these services, approximately $3 million of which is included in the unaudited consolidated statement of operations for the seven months ended September 26, 2003.

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

20.   Related party transactions (continued)

The combined statements of operations include $59 million of administrative and selling expenses and $183 million of interest expense allocated from TRW for the nine months ended September 27, 2002. The combined statements of operations for the two months ended February 28, 2003 also include $8 million of administrative and selling expenses and $43 million of interest expense allocated from Northrop (see Note 2).

21.   Contingencies

Various claims, lawsuits and administrative proceedings are pending or threatened against the Company or its subsidiaries, covering a wide range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and environmental matters. In addition, the Company and its subsidiaries are conducting a number of environmental investigations and remedial actions at current and former locations of certain of the Company's subsidiaries. Along with other companies, certain subsidiaries of the Company have been named potentially responsible parties for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably with respect to the Company or the relevant subsidiary. A reserve estimate for each environmental matter is established using standard engineering cost estimating techniques on an undiscounted basis. In the determination of such costs, consideration is given to the professional judgment of Company environmental engineers, in consultation with outside environmental specialists, when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At September 26, 2003, the Company had reserves for environmental matters of $99 million. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company's financial position or results of operations. However, the Company cannot predict the effect on the Company's financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company's financial position or results of operations or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at September 26, 2003, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the Company's financial position.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed the Company that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company's then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation.

Kelsey-Hayes Company became a wholly-owned subsidiary of TRW upon TRW's acquisition of Lucas Varity in 1999 and became a subsidiary of the Company upon the Acquisition. The Company has cooperated with the investigation and is unable to predict the outcome of the investigation at this time.

On May 6, 2002, ArvinMeritor Inc. filed suit against TRW in the United States District Court for the Eastern District of Michigan, claiming breach of contract and breach of warranty in connection with certain tie rod ends that TRW supplied to ArvinMeritor and the voluntary recall of some of these tie rod ends. ArvinMeritor subsequently recalled all of the tie rod ends, and claims that it is entitled to reimbursement from TRW for the costs associated with both the products recalled by TRW and those

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

21.   Contingencies (continued)

recalled by ArvinMeritor on its own. ArvinMeritor is seeking $18.3 million in damages plus legal fees, administrative expenses and interest. Management believes that the Company has meritorious defenses and intends to defend vigorously the claims asserted against the Company, but cannot predict the outcome of this lawsuit.

On October 1, 2002, International Truck & Engine Corporation notified the National Highway Traffic Safety Administration, or NHTSA, of a program to affect a voluntary safety recall of hydraulic anti-lock brake systems electronic control units manufactured by Kelsey-Hayes Company. On October 1, 2002, International Truck's parent company filed a current report on Form 8-K in which it disclosed that it seeks to recover costs associated with its recall from the manufacturer of the electronic control units and indicated that it expects to record a pre-tax charge of approximately $51 million for estimated recall costs. On October 3, 2002, Kelsey-Hayes Company filed a declaratory judgment action against International Truck in the Circuit Court for the County of Oakland, Michigan seeking a judgment declaring that International Truck has no right to recover any of the costs associated with the voluntary recall. On November 22, 2002, International Truck filed an answer and counterclaim. On December 20, 2002, Kelsey-Hayes Company filed an answer to the counterclaims of International Truck & Engine Corporation. The parties reached an agreement to settle this dispute on September 10, 2003 and the settlement does not have a material effect on the Company's financial position, results of operations or cash flows.

On December 30, 2002, Koyo Seiko Co., Ltd. and Koyo Delaware, Inc. filed a complaint against TRW and its then wholly-owned subsidiary, TRW Automotive Holding Company, in the Circuit Court for Monroe County, Tennessee, alleging that TRW violated certain nonassignment and other provisions of a 1988 partnership agreement with Koyo, under which the parties formed TKS, by agreeing to be merged into Northrop and by cooperating with Northrop in preparing for the spin-off of TRW's automotive business or the sale of that business to BCP Acquisition Company L.L.C., an entity controlled by Blackstone. The complaint included claims for breach of contract, breach of fiduciary duty and breach of good faith and fair dealing. It sought declaratory relief consisting of an injunction prohibiting the defendants from including the partnership interest held by TRW Automotive Holding Company in any sale or transfer to Blackstone and from disclosing Koyo trade secrets to third parties, orders terminating defendants' participation in the partnership and requiring defendants to sell their partnership interest to Koyo and damages. On January 21, 2003, TRW and TRW Automotive Holding Company filed a motion to dismiss or for summary judgment. On February 21, 2003, the Circuit Court for Monroe County, Tennessee, issued a temporary injunction prohibiting the sale to any entity controlled by Blackstone, of the partnership interest held by TRW Automotive Holding Company, in TKS, pending the final hearing of the matter. On March 7, 2003, Koyo Seiko filed a cross motion for partial summary judgment seeking a permanent injunction and other relief. On July 30, 2003, the court issued an order, which permanently enjoined TRW and its subsidiaries and affiliates from: (i) selling or transferring all or any part of its partnership interest in TKS to Blackstone; (ii) assigning all or part of its rights under the TKS Partnership Agreement to Blackstone; and (iii) delegating all or part of its obligations under the TKS Partnership Agreement to Blackstone. On September 30, 2003, Northrop sold its 51% interest in TKS to Koyo Seiko, and an agreement was executed pursuant to which the litigation was settled.

While certain of the Company's subsidiaries have been subject in recent years to asbestos-related claims, management believes that such claims will not have a material adverse effect on the Company's financial condition or results of operations. In general, these claims seek damages for illnesses alleged to have resulted from exposure to asbestos used in certain components sold by the Company's subsidiaries. Management believes that the majority of the claimants were assembly workers at the major U.S. automobile manufacturers.

The vast majority of these claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. Management believes that, to the extent any of the

TRW AUTOMOTIVE HOLDINGS CORP.
Notes to unaudited combined and consolidated
interim financial statements    (continued)

21.   Contingencies (continued)

products sold by these subsidiaries and at issue in these cases contained asbestos, the asbestos was encapsulated. Based upon several years of experience with such claims, management believes that only a small proportion of the claimants has or will ever develop any asbestos-related impairment.

Neither settlement costs in connection with asbestos claims nor average annual legal fees to defend these claims have been material in the past. These claims are strongly disputed by the Company and its subsidiaries and it has been the policy to defend against them aggressively. Many of these cases have been dismissed without any payment whatsoever. Moreover, there is significant insurance coverage with solvent carriers with respect to these claims. However, while costs to defend and settle these claims in the past have not been material, there can be no assurances that this will remain so in the future.

Management believes that the ultimate resolution of the foregoing matters will not have a material adverse effect on the Company's financial condition or results of operations.

In addition, under the employment agreements the Company's subsidiaries have entered into with their executive officers in connection with the Acquisition, the Company's subsidiaries have contingent obligations in the form of severance and bonus payments for the Company's executive officers. Each of Messrs. Plant, Lunn, Bialosky, Cantie and Lake are parties to an employment agreement with certain wholly owned subsidiaries of the Company. The employment agreements of Messrs. Plant and Lunn extend for an indefinite term, subject to termination by either party pursuant to the terms of the agreement, and the employment agreements of Messrs. Bialosky, Cantie and Lake extend for a three-year term followed by automatic additional one-year terms unless notice of termination by either party prior to the expiration of the term. Each of these employment agreements provides for a bonus opportunity equal to a specified percentage of the executive's base salary (200% for Mr. Plant, 130% for Mr. Lunn and 90% for the other officers) based upon the achievement of certain financial targets established by the Company's board of directors. In addition, the Company's subsidiaries have contingent severance payment obligations under these employment agreements in certain events specified therein. The Company's subsidiaries' contingent severance payment obligations in the event of termination without cause (other than due to death and disability) for these executives aggregate approximately $15 million (excluding continued welfare benefit coverage, certain perquisites, supplemental retirement benefits and any change in control related payments).

# TRW AUTOMOTIVE'S MAJOR PRODUCT OFFERINGS:

## Chassis Systems

Anti-Lock Braking Systems

Steering Systems

Foundation Brakes

## Occupant Safety Systems

Air bags

Seat Belts

Safety Electronics

## Automotive Components

Body Control Systems

Engine Components

Engineered Fasteners and Components

TRW Automotive

Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

24,137,931 Shares

Common Stock

PROSPECTUS

                    , 2004

Goldman, Sachs & Co.

Credit Suisse First Boston

JPMorgan

Morgan Stanley
Banc of America Securities LLC
Deutsche Bank Securities
Lazard
Lehman Brothers
Merrill Lynch & Co.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The actual and estimated expenses in connection with this offering, all of which will be borne by us are as follows:

SEC Registration Fee	$65,125
Printing and Engraving Expenses	400,000
Legal Fees	1,500,000
Accounting Fees	500,000
NYSE Listing Fees	250,000
NASD Filing Fee	30,500
Miscellaneous	66,185
Total	$2,811,810

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

TRW Automotive Holdings Corp. (the "Registrant") is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors' fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Article SEVENTH of the Registrant's Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1) provides that except as otherwise provided by the DGCL, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director and that the Registrant may indemnify directors and officers of the Registrant to the fullest extent permitted by the DGCL.

Article IV of the Registrant's Amended and Restated By-laws provides that:

With respect to third party claims, the Registrant, to the fullest extent permitted and in the manner required, by the laws of the State of Delaware, as in effect from time to time shall indemnify any person who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (including any appeal thereof), whether civil, criminal, administrative, regulatory or investigative in nature (other than an action by or in the right of the Registrant), by reason of the fact that such person is or was a director or officer of the Registrant, or, if at a time when he or she was a director or officer of the Registrant, is or was serving at the request of, or to represent the interests of, the Registrant as a director, officer, partner, member, trustee, fiduciary, employee or agent (a "Subsidiary Officer") of another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise including any charitable or not-for-profit public service organization or trade association (an "Affiliated Entity"), against expenses (including attorneys' fees and disbursements), costs, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that (i) the Registrant shall not be obligated to indemnify a director or officer of the Registrant or a Subsidiary Officer of any Affiliated Entity against expenses incurred in connection with an action, suit, proceeding or investigation to which such person is threatened to be made a party but does not become a party unless such expenses were incurred with the approval of the Board of Directors, a committee thereof or the Chairman, a Vice Chairman or the President of the Registrant and (ii) the Registrant shall not be obligated to indemnify against any amount paid in settlement unless the Registrant has consented to such settlement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his or her conduct was unlawful. Notwithstanding anything to the contrary in the foregoing provisions of this paragraph, a person shall not be entitled, as a matter of right, to indemnification pursuant to this paragraph against costs or expenses incurred in connection with any action, suit or proceeding commenced by such person against the Registrant or any Affiliated Entity or any person who is or was a director, officer, partner, member, fiduciary, employee or agent of the Registrant or a Subsidiary Officer of any Affiliated Entity in their capacity as such, but such indemnification may be provided by the Registrant in a specific case as permitted by the Amended and Restated By-laws.

The Registrant's Amended and Restated By-laws also provides that, with respect to derivative claims, the Registrant, to the fullest extent permitted and in the manner required, by the laws of the State of Delaware, as in effect from time to time shall indemnify any person who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action or suit (including any appeal thereof) brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or, if at a time when he or she was a director or officer to the Registrant, is or was serving at the request of, or to represent the interests of, the Registrant as a Subsidiary Officer of an Affiliated Entity against expenses (including attorneys' fees and disbursements) and costs actually and reasonably incurred by such person in connection with such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such judgment was rendered shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses and costs as the Court of Chancery of the State of Delaware or such other court shall deem proper; provided, however, that the Registrant shall not be obligated to indemnify a director or officer of the Registrant or a Subsidiary Officer of any Affiliated Entity against expenses incurred in connection with an action or suit to which such person is threatened to be made a party but does not become a party unless such expenses were incurred with the approval of the Board of Directors, a committee thereof, or the Chairman, a Vice Chairman or the President of the Corporation. Notwithstanding anything to the contrary in the foregoing provisions of this paragraph, a person shall not be entitled, as a matter of right, to indemnification pursuant to this paragraph against costs and expenses incurred in connection with any action or suit in the right of the Registrant commenced by such Person, but such indemnification may be provided by the Registrant in any specific case as permitted under the Amended and Restated By-laws.

The Registrant has also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors of the Registrant may, in such capacities, incur.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

Since its inception, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering thereunder. All of the below-referenced securities are deemed restricted securities for the purposes of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities.

In connection with the Acquisition, on February 28, 2003, TRW Automotive Inc. sold $925 million principal amount of 9 3/8% Senior Notes due 2013 and $300 million principal amount of 11% Senior Subordinate Notes due 2013 to J.P. Morgan Securities Inc., Credit Suisse First Boston LLC, Lehman Brothers Inc., Deutsche Bank Securities Inc., Banc of America Securities LLC, Scotia Capital (USA) Inc., TD Securities (USA) Inc. and SunTrust Capital Markets, Inc. and €200 million principal amount of 10 1/8% Senior Notes due 2013 and €125 million principal amount of 11¾% Senior Subordinated Notes due 2013 (collectively, the "Notes") to J.P. Morgan Securities Ltd., Credit Suisse First Boston Europe Ltd., Lehman Brothers International (Europe), Deutsche Bank AG London, Banc of America Securities Limited, Scotia Capital Inc., TD Securities (USA) Inc. and SunTrust Capital Markets, Inc. for an aggregate net proceeds of $1,577 million (based on the exchange rate on the date of Acquisition). On July 1, 2003, TRW Automotive Inc. filed with the SEC a registration statement on Form S-4 relating to (i) the registration of the Notes and (ii) TRW Automotive Inc.'s offers to exchange the registered notes for the privately placed notes. Neither TRW Automotive Inc. nor the Registrant will receive any proceeds from the exchange offers. Such registration statement became effective on November 5, 2003 and the exchange was completed in December 2003.

In connection with the Acquisition, on February 28, 2003, the Registrant issued 675,412 shares of common stock to Automotive Investors L.L.C., in which Blackstone has a controlling equity interest, and 170,000 shares of common stock to an affiliate of Northrop Grumman, for an aggregate consideration of $675 million and $170 million, respectively, and at a price per share of $1,000.

On February 28, 2003, the Registrant also issued an aggregate of 10,588 shares of common stock to 37 of our officers and employees of certain of our subsidiaries for an aggregate consideration of $10.588 million in cash and at a price per share of $1,000. Simultaneously with these purchases, the Registrant also issued to these members of management and employees options to purchase an aggregate of 66,610 shares of common stock under the 2003 Stock Incentive Plan. These options will vest in 20% equal annual increments over a five-year period from the date of grant.

On February 28, 2003, JPMorgan Chase Bank (the "escrow agent"), acting for the benefit of employees of certain of our subsidiaries, subscribed for and purchased 12,000 shares of the Registrant's common stock at a price per share of $1,000 for an aggregate consideration of $12.0 million, with the proceeds of a promissory note issued to TRW Automotive Inc. On March 25, 2003, the Registrant repurchased 6,119.5 of such shares from the escrow agent at a price per share of $1,000 (and affiliates of Blackstone repurchased the remainder of such shares) and the note was paid.

On March 25, 2003, the Registrant issued an aggregate of 6,119.5 shares of common stock to 189 employees of certain of our subsidiaries for an aggregate consideration of $6.1195 million.

On April 29, 2003, the Registrant issued to employees of certain of its subsidiaries options to purchase an aggregate of 19,575 shares that will vest in 20% equal annual increments over a five-year period form the date of grant.

On December 1, 2003 and in mid-December, the Registrant issued to employees of certain of its subsidiaries options to purchase an aggregate of 9,130 shares and 4,504 shares, respectively, that will vest in 20% equal annual increments over a five-year period from the date of grant.

On December 12, 2003 the Registrant issued an aggregate of 1,048 shares of common stock to 32 employees of certain of our subsidiaries for an aggregate consideration of $1,362,400 and at a price per share of $1,300.

The sales of the above securities were exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act, Regulation S, Regulation D or Rule 701

promulgated thereunder, as transactions by an issuer not involving a public offering or to qualified institutional buyers or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. There were no underwriters involved in connection with the sale of the above securities.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Exhibit Index

A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item 16(a) by reference.

(b)   Financial Statement Schedule

SCHEDULE II
Valuation and Qualifying Accounts for the years ended
December 31, 2000, December 31, 2001 and December 31, 2002
(Dollars in millions)

		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged (credited) to other accounts	Deductions*	Balance at end of period

Year ended December 31, 2000 Allowance for doubtful accounts	$38	$7	$—	$(4)	$41
Deferred tax asset valuation allowance	138	(35)	—	—	103
Year ended December 31, 2001 Allowance for doubtful accounts	$41	10	$—	$(10)	$41
Deferred tax asset valuation allowance	103	(28)	—	—	75
Year ended December 31, 2002 Allowance for doubtful accounts	$41	$16	$—	$(4)	$53
Deferred tax asset valuation allowance	75	(18)	—	—	57

*   Uncollectible accounts charged off, net of recoveries.

ITEM 17.    UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(1)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)   For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TRW Automotive Holdings Corp. has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Livonia, State of Michigan, on January 27, 2004.

TRW Automotive Holdings Corp.

By:  *

Name: Joseph S. Cantie

Title: Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on January 27, 2004.

Signature	Title

*	President, Chief Executive Officer and Director (Principal Executive Officer)

John C. Plant

*	Vice President and Chief Financial Officer (Principal Financial Officer)

Joseph S. Cantie

*	Controller (Principal Accounting Officer)

Tammy S. Mitchell

*	Director

Robert L. Friedman

*	Director

Neil P. Simpkins

*	Director

Joshua H. Astrof

*	Director

Mark J. Johnson

*	Director

J. Michael Losh

*	Director

Michael O'Neill

*	Director

Paul H. O'Neill

By:  /s/ David L. Bialosky

David L. Bialosky
        as Attorney-in-fact

  EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement
2.1*	The Master Purchase Agreement, dated as of November 18, 2002, between BCP Acquisition Company L.L.C. and Northrop Grumman Corporation
2.2*	Amendment No. 1, dated December 20, 2002, to the Master Purchase Agreement, dated as of November 18, 2002, among BCP Acquisition Company L.L.C., Northrop Grumman Corporation, TRW Inc. and TRW Automotive Inc.
2.3*	Amendment No. 2, dated February 28, 2003, to the Master Purchase Agreement, dated as of November 18, 2002, among BCP Acquisition Company L.L.C., Northrop Grumman Corporation, Northrop Grumman Space & Mission Systems Corp. and TRW Automotive Inc.
3.1	Form of Amended and Restated Certificate of Incorporation of TRW Automotive Holdings Corp.
3.2	Amended and Restated By-Laws of TRW Automotive Holdings Corp.
4.1****	Form of Certificate of Common Stock
4.2*	Dollar Senior Notes Indenture dated as of February 18, 2003 between TRW Automotive Acquisition Corp. and The Bank of New York, as Trustee
4.3*	Dollar Senior Notes Supplemental Indenture dated as of February 28, 2003 among the New Guarantors (as defined therein), TRW Automotive Acquisition Corp. and The Bank of New York, as Trustee
4.4*	Dollar Senior Subordinated Notes Indenture dated as of February 18, 2003 between TRW Automotive Acquisition Corp. and The Bank of New York, as Trustee
4.5*	Dollar Senior Subordinated Notes Supplemental Indenture dated as of February 28, 2003 among the New Guarantors (as defined therein), TRW Automotive Acquisition Corp. and The Bank of New York, as Trustee
4.6*	Euro Senior Notes Indenture dated as of February 18, 2003 between TRW Automotive Acquisition Corp. and The Bank of New York, as Trustee
4.7*	Euro Senior Notes Supplemental Indenture dated as of February 28, 2003 among the New Guarantors (as defined therein), TRW Automotive Acquisition Corp. and The Bank of New York, as Trustee
4.8*	Euro Senior Subordinated Notes Indenture dated as of February 18, 2003 between TRW Automotive Acquisition Corp. and The Bank of New York, as Trustee
4.9*	Euro Senior Subordinated Notes Supplemental Indenture dated as of February 28, 2003 among the New Guarantors (as defined therein), TRW Automotive Acquisition Corp. and The Bank of New York, as Trustee
4.10*	9 3/8% $925,000,000 Senior Notes Due 2013 Exchange and Registration Rights Agreement dated as of February 18, 2003 between TRW Automotive Acquisition Corp. and J.P. Morgan Securities Inc. for itself and on behalf of the Dollar Initial Purchasers (as defined therein)
4.11*	Joinder to the 9 3/8% $925,000,000 Senior Notes Due 2013 Exchange and Registration Rights Agreement dated as of February 28, 2003 among TRW Automotive Acquisition Corp., the Guarantors (as defined therein) and J.P. Morgan Securities Inc. for itself and on behalf of the Dollar Initial Purchasers (as defined therein)

Exhibit No.	Description of Exhibit
4.12*	10 1/8% €200,000,000 Senior Notes Due 2013 Exchange and Registration Rights Agreement dated as of February 18, 2003 between TRW Automotive Acquisition Corp. and J.P. Morgan Securities Ltd. for itself and on behalf of the Euro Initial Purchasers (as defined therein)
4.13*	Joinder to the 10 1/8% €200,000,000 Senior Notes Due 2013 Exchange and Registration Rights Agreement dated as of February 28, 2003 among TRW Automotive Acquisition Corp., the Guarantors (as defined therein) and J.P. Morgan Securities Ltd. for itself and on behalf of the Euro Initial Purchasers (as defined therein)
4.14*	11% $300,000,000 Senior Subordinated Notes Due 2013 Exchange and Registration Rights Agreement dated as of February 18, 2003 between TRW Automotive Acquisition Corp. and J.P. Morgan Securities Inc. for itself and on behalf of the Dollar Initial Purchasers (as defined therein)
4.15*	Joinder to the 11% $300,000,000 Senior Subordinated Notes Due 2013 Exchange and Registration Rights Agreement dated as of February 28, 2003 among TRW Automotive Acquisition Corp., the Guarantors (as defined therein) and J.P. Morgan Securities Inc. for itself and on behalf of the Dollar Initial Purchasers (as defined therein)
4.16*	11¾% €125,000,000 Senior Subordinated Notes Due 2013 Exchange and Registration Rights Agreement dated as of February 18, 2003 between TRW Automotive Acquisition Corp. and J.P. Morgan Securities Ltd. for itself and on behalf of the Euro Initial Purchasers (as defined therein)
4.17*	Joinder to the 11¾% €125,000,000 Senior Subordinated Notes Due 2013 Exchange and Registration Rights Agreement dated as of February 28, 2003 among TRW Automotive Acquisition Corp., the Guarantors (as defined therein) and J.P. Morgan Securities Ltd. for itself and on behalf of the Euro Initial Purchasers (as defined therein)
4.18****	8% $600,000,000 Pay-in-kind Note dated as of February 28, 2003 due February 28, 2018 issued by TRW Automotive Intermediate Holding Corp. to TRW Automotive Safety Systems Inc.
4.19****	Euro Senior Notes Second Supplemental Indenture dated as of December 4, 2003 among the Guarantors (as defined therein), TRW Automotive Inc. (formerly known as TRW Automotive Acquisition Corp.) and The Bank of New York, as Trustee.
4.20****	Euro Senior Subordinated Notes Second Supplemental Indenture dated as of December 4, 2003 among the Guarantors (as defined therein), TRW Automotive Inc. (formerly known as TRW Automotive Acquisition Corp.) and The Bank of New York, as Trustee.
4.21****	Form of Rights Agreement dated January 23, 2004 between TRW Automotive Holdings Corp. and National City Bank as Rights Agent
5.1****	Opinion of Simpson Thacher & Bartlett LLP
10.1****	Second Amended and Restated Credit Agreement dated as of January 9, 2004, among TRW Automotive Holdings Corp., TRW Automotive Intermediate Holdings Corp., TRW Automotive Inc. (formerly known as TRW Automotive Acquisition Corp.), the Foreign Subsidiary Borrowers party thereto, the Lenders party thereto from time to time, JPMorgan Chase Bank as Administrative Agent, Credit Suisse First Boston, Lehman Commercial Paper Inc., and Deutsche Bank Securities Inc., as Co-Syndication Agents, and Bank of America, N.A. as Documentation Agent

Exhibit No.	Description of Exhibit
10.2*	U.S. Guarantee and Collateral Agreement, dated and effective as of February 28, 2003, among TRW Automotive Holdings Corp., TRW Automotive Intermediate Holdings Corp., TRW Automotive Acquisition Corp., each other subsidiary of TRW Automotive Holdings Corp. party thereto, TRW Automotive Finance (Luxembourg) S.à.r.l. and JPMorgan Chase Bank, as Collateral Agent
10.3*	Finco Guarantee Agreement, dated as of February 28, 3003, between TRW Automotive Finance (Luxembourg) S.à.r.l. and JPMorgan Chase Bank, as Collateral Agent
10.4*	First-Tier Subsidiary Pledge Agreement, dated and effective as of February 28, 2003, among TRW Automotive Acquisition Corp., each subsidiary of TRW Automotive Acquisition Corp. party thereto and JPMorgan Chase Bank, as Collateral Agent
10.5*	Receivables Purchase Agreement, dated as of February 28, 2003, among Kelsey-Hayes Company, TRW Automotive U.S. LLC, TRW Vehicle Safety Systems Inc. and Lake Center Industries Transportation, Inc., as sellers, TRW Automotive U.S. LLC, as seller agent and TRW Automotive Receivables LLC, as buyer
10.6*	Transfer Agreement, dated as of February 28, 2003, between TRW Automotive Receivables LLC and TRW Automotive Global Receivables LLC
10.7*	Receivables Loan Agreement, dated as of February 27, 2003, among TRW Automotive Global Receivables LLC, as borrower, the conduit lenders and committed lenders party thereto, Credit Suisse First Boston, Hudson Castle Group Inc., Deutsche Bank AG London and JPMorgan Chase Bank, as funding agents, and JPMorgan Chase Bank as administrative agent
10.8*	Servicing Agreement, dated as of February 28, 2003, among TRW Automotive Global Receivables LLC, TRW Automotive U.S. LLC, as collection agent, the Persons identified on Schedule I thereto, as sub-collection agents, and JPMorgan Chase Bank, as administrative agent
10.9*	Performance Guaranty, dated as of February 28, 2003, among TRW Automotive Acquisition Corp., the Persons identified on Schedule IV thereto, as performance guarantors, TRW Automotive Receivables LLC, TRW Automotive Global Receivables LLC, and JPMorgan Chase as administrative agent
10.10**	Trust deed constituting £100,000,000 10% Bonds Due 2020, dated January 10, 1999, between Lucas Industries plc and The Law Debenture Trust Corporation p.l.c.
10.11*	Intellectual Property License Agreement, dated as of February 28, 2003, between TRW Automotive Acquisition Corp. and Northrop Grumman Space and Missions Corp.
10.12*	Intellectual Property License Agreement, dated as of February 28, 2003, between Northrop Grumman Space and Missions Corp. and TRW Automotive Acquisition Corp.
10.13*	Transition Services Agreement, dated as of February 28, 2003, between TRW Inc. and TRW Automotive Acquisition Corp.
10.14*	Employee Matters Agreement, dated as of February 28, 2003, between TRW Inc. and TRW Automotive Acquisition Corp.
10.15*	Insurance Allocation Agreement, dated as of February 28, 2003, between TRW Inc. and TRW Automotive Acquisition Corp.
10.16	Amended and Restated Stockholders Agreement, dated January 21, 2004, between TRW Automotive Holdings Corp., Automotive Investors L.L.C. and Northrop Grumman Corporation
10.17*	Transaction and Monitoring Fee Agreement, dated as of February 28, 2003, between TRW Automotive Acquisition Corp. and Blackstone Management Partners IV L.L.C.

Exhibit No.	Description of Exhibit
10.18*	Employee Stockholders Agreement, dated as of February 28, 2003, by and among TRW Automotive Holdings Corp. and the other parties named therein
10.19*	Consent, dated as of April 4, 2003, between TRW Automotive Holdings Corp. and Automotive Investors L.L.C.
10.20****	Amended and Restated TRW Automotive Holdings Corp. 2003 Stock Incentive Plan
10.21*	Form of General Non-Qualified Stock Option Agreement
10.22*	Employment Agreement, dated as of February 6, 2003 between TRW Automotive Acquisition Corp., TRW Limited and John C. Plant
10.23*	Employment Agreement, dated as of February 28, 2003 by and between TRW Automotive Acquisition Corp., TRW Limited and Steven Lunn
10.24*	Employment Agreement, dated as of February 27, 2003 by and between TRW Limited and Peter J. Lake
10.25*	Employment Agreement, dated as of February 13, 2003 by and between TRW Automotive Acquisition Corp. and Joseph S. Cantie
10.26*	Employment Agreement dated as of February 13, 2003 by and between TRW Automotive Acquisition Corp. and David L. Bialosky
10.27*	Employment Agreement dated as of February 13, 2003 by and between TRW Automotive Acquisition Corp. and Robert A. Alberico
10.28*	Retention Agreement, dated August 9, 2002, by and between Northrop Grumman Corporation and John C. Plant
10.29**	Retention Agreement, dated August 9, 2002, by and between Northrop Grumman Corporation and Steven Lunn
10.30**	Retention Agreement, dated August 9, 2002, by and between Northrop Grumman Corporation and Peter J. Lake
10.31**	Retention Agreement, dated August 9, 2002, by and between Northrop Grumman Corporation and Joseph S. Cantie
10.32**	Retention Agreement, dated August 9, 2002, by and between Northrop Grumman Corporation and David L. Bialosky
10.33**	Retention Agreement, dated August 9, 2002, by and between Northrop Grumman Corporation and Robert A. Alberico
10.34*	Amended and Restated TRW Automotive Supplemental Retirement Income Plan, dated February 27, 2003
10.35*	Letter Agreement, dated May 27, 2003, between John C. Plant and TRW Automotive Inc.
10.36**	Lucas Funded Executive Pension Scheme No. 4
10.37**	TRW Automotive Benefits Equalization Plan
10.38**	TRW Automotive Deferred Compensation Plan
10.39**	Amendment No. 1, dated as of April 30, 2003, to the Receivables Loan Agreement, dated as of February 27, 2003, among TRW Automotive Global Receivables LLC, as borrower, the existing conduit lenders, the new conduit lenders, existing committed lenders, new committed lenders, existing funding agents and new funding agents party thereto, and JPMorgan Chase Bank as administrative agent

Exhibit No.	Description of Exhibit
10.40**	Amendment No. 2, dated as of May 19, 2003, to the Receivables Loan Agreement, dated as of February 27, 2003, among TRW Automotive Global Receivables LLC, as borrower, the conduit lenders, the committed lenders and the funding agents party thereto and JPMorgan Chase Bank, as administrative agent
10.41***	Amendment No. 3, dated as of September 26, 2003, to the Receivables Loan Agreement, dated as of February 27, 2003, among TRW Automotive Global Receivables LLC, as borrower, the conduit lenders, the committed lenders and the funding agents party thereto and JPMorgan Chase Bank, as administrative agent
10.42****	Amendment No. 4, dated as of January 8, 2004, to the Receivables Loan Agreement, dated as of February 27, 2003, among TRW Automotive Global Receivables LLC, as borrower, the conduit lenders, the committed lenders and the funding agents party thereto and JPMorgan Chase Bank, as administrative agent
10.43****	Amendment No. 5, dated as of January 8, 2004, to the Receivables Loan Agreement, dated as of February 27, 2003, among TRW Automotive Global Receivables LLC, as borrower, the conduit lenders, the committed lenders and the funding agents party thereto and JPMorgan Chase Bank, as administrative agent
10.44****	Form of Share Repurchase Agreement between TRW Automotive Holdings Corp. and Automotive Investors L.L.C.
21.1****	List of Subsidiaries
23.1****	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	Consent of Ernst & Young LLP
23.3****	Consent of The Dohring Co.
24.1****	Powers of Attorney of the directors (other than J. Michael Losh) and officers of the registrant (included in the signature page to the initially filed registration statement)
24.2****	Power of Attorney of J. Michael Losh

*	Incorporated by reference to the Registration Statement on Form S-4 of TRW Automotive Inc., (File No. 333-106702) filed on July 1, 2003.
**	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of TRW Automotive Inc., (File No. 333-106702) filed on September 12, 2003.
***	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 of TRW Automotive Inc., (File No. 333-106702) filed on October 30, 2003.
****	Filed previously.